Form 20-F
period 2007-12-31
ChinaGrowth South Acquisition CORP
filed 2008-05-09
CIK 1363614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________

COMMISSION FILE NUMBER: 000-52416
CHINAGROWTH SOUTH ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

1818 Canggong Road, Fengxian,
Shanghai Chemical Industry Park
Shanghai, China 201417
(Address of principal executive offices)

Michael Zhang, 86-21-5744-8336 (telephone), 86-21-5744-8338 (facsimile)
1818 Canggong Road, Fengxian,
Shanghai Chemical Industry Park
Shanghai, China 201417
(Name, Telephone and Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Units, consisting of one Ordinary Share and one Warrant
Ordinary Shares, par value $0.001 per share
Warrants to purchase Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of the registrant’s units, ordinary shares and warrants outstanding as of the close of the period covered by the annual report was 1,638,687, 4,499,813 and 4,274,813, respectively.

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☒     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☒ Item 18

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☒ Yes     ☐ No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

          We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer you in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

          ChinaGrowth South Acquisition Corporation is a Cayman Islands company that is referred to in this annual report on Form 20-F, as “ChinaGrowth South” “the company,” “we,” “us,” or “our.” When used in this annual report, the term “initial shareholders” shall mean the shareholders of the company immediately prior to our initial public offering, unless the context otherwise requires. This annual report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3. KEY INFORMATION

          A. Selected Financial Data

          The selected financial information set forth below has been derived from our audited financial statements for the periods from May 3, 2006 (date of inception) to December 31, 2007 and 2006 and for the year ended December 31, 2007. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

Selected Financial Data
(Expressed in U.S. dollars)

	For the year ended December 31, 2007	For the period from May 3, 2006 (Date of Inception) through December 31, 2006	For the period from May 3, 2006 (Date of Inception) through December 31, 2007

Operating expenses	$282,139	$16,242	$298,381

Loss from operations	(282,139)	(16,242)	(298,381)

Interest income	1,686,358	1,835	1,688,193

Net (loss) income	$1,404,219	$(14,407)	$1,389,812

Net income (loss) per share—basic and diluted	$0.25	$(0.01)

Weighted average number of shares outstanding - basic and diluted	5,724,692	1,125,000

Balance Sheet Data:

	December 31, 2007	December 31, 2006

Cash and cash equivalents	$398,735	$157,028
Prepaid expenses	18,965	—
Investment held in trust	38,979,139	—
Investment held in trust for Underwriter	802,160	—
Other receivable	3,877	—
Deferred offering cost	—	212,621

Total assets	$40,202,876	$369,649

Accrued offering costs	—	149,056
Accrued expenses	30,836	—
Unsecured promissory notes	—	210,000
Due to Underwriters	802,160	—

Total current liabilities	832,996	359,056

Common Stock subjected to possible conversion to cash (1,002,199 shares at conversion value)	7,952,282	—

Total shareholders’ equity	31,417,598	10,593

Total liabilities and shareholders’ equity	$40,202,876	$369,649

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

          An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this annual report on Form 20-F before making a decision to invest in our securities.

Risks Associated with our Business

We are a development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective.

We are a development stage company with no operating results to date. Since we do not have any operations or an operating history, you have no basis upon which to evaluate our ability to achieve our business objective, which is to acquire one or more operating businesses in the People’s Republic of China (China or the “PRC”) in any city or province south of the Yangtze River. We will not generate any revenues or income until, at the earliest, after the consummation of a business combination. The financial statements do not include any adjustments that might result from our ability to operate as a going concern.

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

We believe that the funds held by us outside the trust account will be sufficient to allow us to operate until January 29, 2009 (24 months from the consummation of our initial public offering), assuming that a business combination is not consummated during that time. However, we cannot assure you that our estimates will be accurate. We could use a portion of these funds to engage consultants to assist us with our search for a target business. We could also use a portion of these funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to prevent a target business from “shopping” around for transactions with other companies on terms more favorable to such target business) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into such a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we may not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to complete a business combination.

Based upon publicly-available information, approximately 156 similarly structured blank check companies (24 China and 29 Asia) have completed initial public offerings since August 2003 and numerous others have filed registration statements. Of these companies, only 50 companies have consummated a business combination, while 20 other companies have announced they have entered into a definitive agreement for a business combination, but have not consummated such business combination. Accordingly, there are approximately 72 blank check companies (15 China and 17 Asia/Pacific) with approximately $13.4 billion in trust that are seeking to carry out a business plan similar to our business plan. Furthermore, based upon publicly-available information, there are 87 similarly structured blank check companies (11 China and 15 Asia/Pacific) with a planned $15.7 billion of gross proceeds currently in registration and waiting to complete initial public offerings. There are likely to be more blank check companies filing registration statements for initial public offerings after the date of this report and prior to our completion of a business combination. While some of those companies have specific industries in which they must complete a business combination, a number of them may consummate a business combination in any industry they choose. We may therefore be subject to competition from these and other companies seeking to consummate a business plan similar to ours which will, as a result, increase demand for privately-held companies to combine with companies structured similarly to ours. Further, the fact that only 50 of such companies have completed a business combination and 20 of such companies have entered into a definitive agreement for a business combination may be an indication that there are only a limited number of attractive target businesses available to such entities or that many privately-held target businesses may not be inclined to enter into business combinations with publicly held blank check companies like us. We cannot assure you that we will be able to successfully compete for an attractive business combination. Additionally, because of this competition, we cannot assure you that we will be able to effectuate a business combination within the required time periods. If we are unable to find a suitable target business within such time periods, our corporate existence will cease by operation of law and we will distribute only to our public shareholders the amount in our trust account (including interest) plus any remaining assets.

If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation redemption price received by public shareholders will be less than $7.60 per share.

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

Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and not seek recourse against the trust account for any reason. Accordingly, the proceeds held in trust could be subject to claims that could take priority over the claims of our public shareholders and the per-share liquidation price could be less than the $7.60 per share held in the trust account, plus interest (net of any taxes due on such interest, which taxes, if any, shall be paid from the trust account), due to claims of such creditors. If we are unable to complete a business combination and are forced to dissolve and subsequently liquidate the trust account, and a creditor or other third party does not waive any rights or claims to the trust account, our directors will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of various creditors, prospective target businesses or other entities that are owed money by us for services rendered or products sold to us, to the extent necessary to ensure that such claims do not reduce the amount in the trust account. Based on representations made to us by our directors, we currently believe that they are of substantial means and capable of funding a shortfall in our trust account to satisfy their foreseeable indemnification obligations, but we have not asked them to reserve for such eventuality. The indemnification obligations may be substantially higher than our directors currently foresee or expect and their financial reserves may deteriorate in the future. Hence, we cannot assure you that our directors will be able to satisfy those obligations. We believe the likelihood of our directors having to indemnify the trust account is limited because we will endeavor to have all creditors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

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

Our amended and restated memorandum and articles of association provides that we will continue in existence only until July 29, 2008 (eighteen months from the consummation of our initial public offering) or until January 29, 2009 (twenty-four months from the consummation of our initial public offering) if a letter of intent, an agreement in principle, or a definitive agreement to complete a business combination has been entered into by July 29, 2008. If we have not completed a business combination by such date and amended this provision in connection therewith, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. At this time the company will become subject to a voluntary liquidation procedure under the Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”). The company’s liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets if the liquidator is satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. We anticipate the trust account should be liquidated shortly following expiration of the 21 day period. As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

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

Our amended and restated memorandum and articles of association authorizes the issuance of up to 20,000,000 ordinary shares, par value $.001 per share, and 1,000,000 shares of preferred shares, par value $.001 per share. As of April 12, 2008, there are 7,318,000 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of shares upon full exercise of our outstanding warrants including the underwriters’ unit purchase option) and all of the 1,000,000 shares of preferred shares available for issuance. Although currently we have no commitments to issue our securities, we may issue a substantial number of additional ordinary shares or preferred shares, or a combination of ordinary shares and preferred shares, to complete a business combination. The issuance of additional ordinary shares or any number of our preferred shares:

•	may significantly reduce the equity interest of our existing shareholders;

•	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded to our ordinary shares;

•

will likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely also result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our ordinary shares.

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

While we have agreed with the underwriters not to consummate a business combination with an entity that is affiliated with our initial shareholders, officers or directors without obtaining an opinion from an independent investment banking firm, we have not agreed to obtain such an opinion if we enter into a business combination with an unaffiliated entity unless our board is unable, at the time of the proposed business combination, to sufficiently determine without such an opinion the fair market value of the target business. As a result, our shareholders may not have the benefit of an independent, third party opinion in determining the valuation of the target business.

The ability of our shareholders to exercise their redemption rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.

When we seek shareholder approval of any business combination, we will offer each public shareholder the right to have his, her or its ordinary shares redeemed for cash if the shareholder votes against the business combination and the business combination is approved and completed. We will proceed with a business combination only if a majority of the ordinary shares voted by the public shareholders are voted in favor of the business combination and public shareholders owning not more than 19.99% of the shares sold in our initial public offering exercise their redemption rights. Accordingly, if our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many shareholders may exercise such redemption rights, we may either need to reserve part of the trust account for possible payment upon such redemption, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of shareholders exercise their redemption rights than we expect. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having a leverage ratio that is not optimal for our business combination. This may limit our ability to effectuate the most attractive business combination available to us.

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

Although we have no commitments as of the date of this Form 20-F to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete a business combination. The incurrence of debt could result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination were insufficient to pay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand;

•	covenants that limit our ability to acquire capital assets or make additional acquisitions; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

Our ability to effect a business combination and to execute any potential business plan afterwards will be totally dependent upon the efforts of our key personnel, some of whom may join us following a business combination and whom we would have only a limited ability to evaluate.

Our ability to effect a business combination will be totally dependent upon the efforts of our key personnel. The future role of our key personnel following a business combination, however, cannot presently be fully ascertained. Although some of our key personnel may remain associated with the target business following a business combination, some or all of the management of the target business may remain in place. While we intend to closely scrutinize any additional individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company as well as with U.S. securities laws, which could cause us to have to expend time and resources helping them become familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations. Moreover, our current management will only be able to remain with the combined company after the consummation of a business combination if they are able to negotiate and agree to mutually acceptable employment terms, which would be determined at such time between the respective parties and which may be a term of the business combination, as part of any such combination, which terms would be disclosed to shareholders in any proxy statement relating to a business combination. If we acquired a target business in an all-cash transaction, it would be more likely that current members of management would remain with us if they chose to do so. If a business combination were structured such that the shareholders of the target company were to control the combined company following a business combination, it may be less likely that management would remain with the combined company unless it was negotiated as part of the transaction via the acquisition agreement, an employment agreement or other arrangement. In making the determination as to whether current management should remain with us following the business combination, management will analyze the experience and skill set of the target business’s management and negotiate as part of the business combination that certain members of current management remain if it is believed that it is in the best interests of the combined company post-business combination.

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

Certain of our officers and directors are currently involved in other businesses that are similar to the business activities that we intend to conduct following a business combination. Due to these existing affiliations, they may have conflicting fiduciary obligations with regard to presenting certain potential business opportunities to those entities that may be of interest to us. Our officers and directors may in the future become affiliated with other entities, including other “blank check” companies, engaged in business activities similar to those we intend to conduct. Certain members of our management are affiliated with the following such entities: Chum Capital Group Ltd., Chum Investment Corporation, Shanghai Jinqiaotong Corporation Enterprise Developments Ltd., Alpha Capital Ltd., Insight High Technology Co., Ltd., Global Vestor Capital Partners LLC, Shanghai Raychem Industries Co., Ltd., Yihua Investment Co. Ltd., Groworld U.S. Inc., PharmaSource Inc. Venture Link Assets Ltd. and Guorun Group Ltd. For a complete discussion of our management’s business affiliations and the potential conflicts of interest that you should be aware of, see “Item 6. Directors, Senior Management and Employees—Directors and Executive Officers” and “Item 6. Directors, Senior Management and Employees—Conflicts of Interest.” We cannot assure you that these conflicts will be resolved in our favor.

We may seek a business combination with a target business with which one or more of our initial shareholders may be affiliated.

Our officers and directors are not currently aware of any specific opportunities to consummate a business combination with any entities with which they are affiliated; however, if we become aware of an opportunity to seek a business combination with a target business with which one or more of our initial shareholders may be affiliated, conflicts of interest could arise in connection with negotiating the terms of and completing the business combination. Accordingly, such officers and directors may become subject to conflicts of interest regarding us and other business ventures in which they may be involved, which conflicts may have an adverse effect on our ability to consummate a business combination. In the event the Company decides to pursue such a business combination, it will obtain a fairness opinion from an independent investment banking firm that the business combination is fair to our shareholders from a financial point of view.

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

All of our officers and directors own shares of our securities that will not participate in the liquidation of the trust account and therefore they may have a conflict of interest in determining whether a particular target business is appropriate for a business combination

All of our officers and directors, directly or indirectly, own ordinary shares in our company that were issued prior to our initial public offering but have waived their right to receive distributions with respect to these shares upon a liquidation of the trust account if we are unable to complete a business combination. Additionally, our officers and directors have purchased $1,080,000 of warrants directly from us in a private placement transaction prior to the closing of our initial public offering at a purchase price of $1.20 per warrant. The purchase of founding director warrants, together with any other acquisitions of our shares (or warrants which are subsequently exercised), could allow the initial shareholders to influence the outcome of matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions after completion of our initial business combination. The warrants owned by our officers and directors will be worthless if we do not consummate a business combination. The personal and financial interests of these individuals may influence their motivation in identifying and selecting a target business and completing a business combination in a timely manner. Consequently, our officers and directors’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest.

Our initial shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the portion of net proceeds of our initial public offering that is not placed in the trust account, unless the business combination is consummated, and therefore they may have a conflict of interest.

Our initial shareholders, including our officers and directors, will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the portion of net proceeds of our initial public offering that is not placed in the trust account, unless the business combination is consummated. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the best interest of our shareholders.

The obligation that we have to seek shareholder approval of a business combination may delay the consummation of a transaction.

The obligation that we have to seek shareholder approval of a business combination may delay the consummation of a transaction. Additionally, our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination. Furthermore, our negotiating position with any potential target may be harmed as we approach the deadline for the consummation of a business combination, as such target business will know that our deadline cannot be extended. Because only approximately 70 of the approximately 156 blank checks companies that have gone public in the United States since August 2003 have either consummated a business combination or entered into a definitive agreement for a business combination, it may indicate that there are fewer attractive target businesses available to such entities like our company or that many privately held target businesses are not inclined to enter into these types of transactions with publicly held blank check companies like us. If we are unable to consummate a business combination with a target business within the prescribed time periods, we will be forced to liquidate.

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

Accordingly, the prospects for our ability to effect our business strategy may be:

•	solely dependent upon the performance of a single business; or

•	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

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

Although we believe that the net proceeds of our initial public offering will be sufficient to allow us to consummate a business combination, we cannot ascertain the capital requirements for any particular transaction as of the date of this annual report on Form 20-F. If the net proceeds of our initial public offering prove to be insufficient, either because of the size of the business combination or the depletion of the available net proceeds in search of a target business, or because we become obligated to redeem into cash a significant number of shares from dissenting shareholders, we will be required to seek additional financing. We cannot assure you that such financing would be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. In addition, it is possible that we could use a portion of the funds not in the trust account to make a deposit, down payment or fund a “no-shop” provision with respect to a proposed business combination, although we do not have any current intention to do so. In the event that we were ultimately required to forfeit such funds (whether as a result of our breach of the agreement relating to such payment or otherwise), we may not have a sufficient amount of working capital available outside of the trust account to conduct due diligence and pay other expenses related to finding a suitable business combination without securing additional financing. If we are unable to secure additional financing, we would most likely fail to consummate a business combination in the allotted time and would be forced to dissolve and liquidate the trust account, resulting in a loss of a portion of your investment. In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after a business combination. For a more complete discussion regarding our automatic dissolution and subsequent liquidation if we cannot consummate a business combination, see “Item 4. Information on the Company—Effecting a Business Combination—Automatic Dissolution and Subsequent Liquidation if no Business Combination.”

Our initial shareholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring shareholder vote.

Our initial shareholders (including all of our officers and directors) collectively own 18.3% of our issued and outstanding ordinary shares. Our officers and directors also have purchased $1,080,000 of warrants directly from us prior to the closing of our initial public offering at a price per warrant of $1.20. The purchase of the founding director warrants, together with any other acquisitions of our shares (or warrants which are subsequently exercised), could allow the initial shareholders to influence the outcome of matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions after completion of our initial business combination. These warrants cannot be sold until after consummation of a business combination; however, they may be able to transfer such warrants in certain limited circumstances such as by will in the event of their death, but the transferees receiving such warrants will be subject to the same sale restrictions imposed on our officers and directors and their designees. None of our initial shareholders and our officers and directors purchased any units in our initial public offering.

Our board of directors is divided into two classes, each of which generally serves for a term of two years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of shareholders to elect new directors prior to the consummation of a business combination, in which case all of the current directors will continue in office at least until the consummation of the business combination. If there is an annual meeting, as a consequence of our “staggered” board of directors, initially only a minority of the board of directors will be considered for election and our initial shareholders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our initial shareholders will continue to exert control at least until the consummation of a business combination. In addition, our initial shareholders and their affiliates and relatives are not prohibited from purchasing units in the open market. If they do, we cannot assure you that our initial shareholders will not have considerable influence upon the vote in connection with a business combination.

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

The warrants held by our public warrant holders (including the warrants subject to the underwriters’ unit purchase option) may be called for redemption at any time after the warrants become exercisable:

•	in whole and not in part;

•	at a price of $.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder;

•

if, and only if, the last sale price of the ordinary shares equals or exceeds $11.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders; and

•	if there is an effective registration statement allowing for the resale of shares underlying the warrants.

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

If our initial shareholders and purchasers of the founding director warrants exercise their registration rights, it may have an adverse effect on the market price of our ordinary shares and the existence of these rights may make it more difficult to effect a business combination.

Our initial shareholders are entitled to require us to register the resale of their ordinary shares at any time after the date on which their shares are released from escrow, which, except in limited circumstances, will not be before one year from the consummation of a business combination. In addition, the holders of the founding director warrants can demand that we register those warrants and the underlying ordinary shares at anytime after the date on which their shares are released from escrow, which, except in limited circumstances, will not be before the consummation of a business combination. If our initial shareholders and the holders of the founding director warrants exercise their registration rights with respect to all of their ordinary shares and warrants, then there will be an additional 1,125,000 ordinary shares and 900,000 warrants or up to 900,000 ordinary shares issued upon exercise of the founding director warrants that will be eligible for trading in the public market. The presence of this additional number of securities eligible for trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of these rights may make it more difficult to effectuate a business combination or increase the cost of the target business, as the shareholders of the target business may be discouraged from entering into a business combination with us or will request a higher price for their securities as a result of these registration rights and the potential future effect their exercise may have on the trading market for our ordinary shares.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it more difficult for us to complete a business combination.

In the event we do not automatically dissolve and the funds must remain in trust for an indeterminable amount of time, we may be considered an investment company and thus required to comply with the Investment Company Act of 1940, as amended (the “Investment Company Act”). If we are deemed to be an investment company under the Investment Company Act, we may be subject to certain restrictions that may make it more difficult for us to complete a business combination, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities.

          In addition, we may have imposed upon us certain burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy compliance policies and procedures and disclosure requirements and other rules and regulations.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in trust may only be invested by the trust agent in “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. By restricting the investment of the proceeds to these instruments, we intend to avoid being deemed an investment company within the meaning of the Investment Company Act. The escrow account and the purchase of government securities for the account is intended as a holding place for funds pending the earlier to occur of either: (i) the consummation of our primary business objective, which is a business combination, or (ii) absent a business combination, our automatic dissolution and subsequent liquidation of our trust account. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expense for which we have not budgeted.

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

It is possible that, following our initial business combination, our strategy will include expanding our operations and other capabilities through acquisitions of businesses and assets. Acquisition transactions involve various inherent risks, such as:

•

uncertainties in assessing the value, strengths and potential profitability of, and identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental liabilities) of, acquisition or other transaction candidates;

•	the potential loss of key customers, management and employees of an acquired business;

•	the ability to achieve identified operating and financial synergies anticipated to result from an acquisition or other transaction;

•	problems that could arise from the integration of the acquired business; and

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition or other transaction rationale.

Any one or more of these factors could cause us not to realize the benefits anticipated to result from the acquisition of businesses or assets or could result in unexpected liabilities associated with these acquisition candidates.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

If we are determined to be a passive foreign investment company, known as a “PFIC”, U.S. holders (as defined in “Item 10. Additional Information – Taxation – United States Federal Income Taxation – Passive Foreign Investment Company”) could be subject to adverse U.S. federal income tax consequences. Specifically, if we are determined to be a PFIC for any taxable year, each U.S. holder may be subject to increased tax liabilities under U.S. tax laws and regulations and may be subject to additional reporting requirements. The determination of whether we are a PFIC will be made on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the market value of our ordinary shares from time to time, which may be volatile. In general, we will be classified as a PFIC for any taxable year in which either (1) at least 75% of our gross income is passive income or (2) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, cash, including working capital, and investments are considered assets that produce or are held for the production of passive income. Newly formed corporations, such as us, are excepted out of the PFIC rules for their first year of existence. In addition, we expect to conduct our affairs in a manner so that we will not qualify as a PFIC in the foreseeable future. Our determination of whether we are a PFIC is not binding on the Internal Revenue Service. We cannot assure you that we will not be a PFIC in any future year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S.

holders, see “Item 10. Additional Information – Taxation – United States Federal Income Taxation – Passive Foreign Investment Company”.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. In addition, certain of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the U.S. courts against our directors or officers. Moreover, we have been advised that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extraction treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the U.S. federal securities laws.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2004 Revision) of the Cayman Islands (as the same may be supplemented or amended from time to time), or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

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

Our ordinary shares may become “penny stock” if, for example, our ordinary shares have a market price per share of less than $5.00. Transactions in penny stock are subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•

provide the purchaser with risk disclosure documents that identify certain risks associated with investing in “penny stocks” and that describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•

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

Our securities are quoted on the OTC Bulletin Board which limits the liquidity and price of our securities more than if our securities were quoted or listed on a national stock exchange.

Our securities are traded in the over-the-counter market. They are quoted on the OTC Bulletin Board, a NASD-sponsored and operated inter-dealer automated quotation system for equity securities not included in the Nasdaq Stock Market. Quotation of our securities on the OTC Bulletin Board limits the liquidity and price of our securities more than if our securities were quoted or listed on a national stock exchange.

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

The PRC’s economic, political and social conditions, as well as government policies, could affect our business. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

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

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. If prices for the products of our ultimate target business rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation, the PRC has in the past imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth. Because we are not limited to any specific industry, the ultimate industry that we operate in may be affected more severely by such a slowing of economic growth.

Because Chinese law will govern almost all of any target business’ material agreements, we may not be able to enforce our rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

Chinese law will govern almost all of our target business’ material agreements, some of which may be with Chinese governmental agencies. We cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available outside of the PRC. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the United States. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

Additionally, after the consummation of a business combination, it is likely that substantially all of our assets will be located outside of the United States and some of our officers and directors may reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under U.S. federal securities laws.

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

Although we have no current plans to do so, we may seek to enter into a contractual arrangement with a third party entity in satisfaction of its obligation to acquire a business with 80% of its net assets. A contractual arrangement may result in us owning less than a majority of the capital stock or voting stock of the third party. As a result, we may have less control over the operations of the entity. Our ability to control the operations of the entity may be hampered by our inability to elect a majority of directors or to appoint management or replace directors and management. This lack of control may result in our inability to change the direction of the entity if we were in disagreement with the direction of the entity.

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

Many of the rules and regulations that companies face in China are not explicitly communicated. If new laws or regulations forbid foreign investment in industries in which we want to complete a business combination, they could severely impair our choice of candidate pool of potential target businesses. Additionally, if the relevant Chinese authorities find us or the target business with which we ultimately complete a business combination to be in violation of any existing or future Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business and other licenses;

•	requiring that we restructure our ownership or operations; and

•	requiring that we discontinue any portion or all of our business.

Because any target business that we attempt to complete a business combination with will be required to provide our shareholders with financial statements prepared in accordance with or reconciled to U.S. generally accepted accounting principles, prospective target businesses may be limited.

In accordance with requirements of U.S. federal securities laws, in order to seek shareholder approval of a business combination, a proposed target business will be required to have certain financial statements which are prepared in accordance with, or which can be reconciled to, U.S. generally accepted accounting principles and audited in accordance with U.S. generally accepted auditing standards. To the extent that a prospective target business does not have financial statements which have been prepared with, or which can be reconciled to, U.S. generally accepted accounting standards, and audited in accordance with U.S. generally accepted auditing standards, we will not be able to acquire such target business. These financial statement requirements may limit the pool of potential target businesses which we may acquire.

Any devaluation of currencies used in the PRC could negatively impact our target business’ results of operations and any appreciation of such currencies could cause the cost of a target business as measured in dollars to increase.

Because our objective is to acquire a target business having its primary operating facilities located in the PRC, and because substantially all revenues and income would be received in a foreign currency such as Renminbi, the PRC currency, the dollar equivalent of our net assets and distributions, if any, would be adversely affected by reductions in the value of the Renminbi. China has adopted a floating rate with respect to the Renminbi. The value of the Renminbi fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. The exchange rate of the Renminbi recently rose to approximately 7.3046 against the dollar, as of December 31, 2007, amounting to a 11.6% appreciation of the Renminbi since July 2005. This floating exchange rate, and any appreciation of the Renminbi that may result from such rate, could cause the cost of a target business as measured in dollars to increase.

Fluctuations in the value of the Renminbi relative to foreign currencies could affect our operating results.

We will prepare our financial statements in U.S. dollars, but payroll and other costs of non-U.S. operations will be payable in foreign currencies, primarily Renminbi. To the extent future revenue is denominated in non-U.S. currencies, we would be subject to increased risks relating to foreign currency exchange rate fluctuations that could have a material adverse affect on our business, financial condition and operating results. The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. As our operations will be primarily in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars into Chinese Renminbi for our operations, appreciation of this currency against the U.S. dollars could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for other business purposes and the U.S. dollar appreciates against this currency, the U.S. dollar equivalent of the Renminbi we convert would be reduced. Fluctuations in the Renminbi exchange rate could adversely affect our ability to find an attractive target business with which to consummate a business combination and to operate our business after a business combination.

Changes in the PRC’s currency policies may cause a target business’ ability to succeed in the international markets to be diminished.

Historically, the PRC “pegged” its currency to the U.S. dollar. This meant that each unit of Chinese currency had a set ratio for which it could be exchanged for U.S. currency, as opposed to having a floating value like many other countries’ currencies. Many countries argued that this system of keeping the Chinese currency low when compared to other countries gave Chinese companies an unfair price advantage over foreign companies. Due to mounting pressure from outside countries, the PRC has reformed its economic policies to establish a floating value. As a result of this policy reform, target companies may be adversely affected since the competitive advantages that existed as a result of the former policies will cease. We cannot assure you that a target business with which we consummate a business combination will be able to compete effectively with the new policies in place.

Restrictions on currency exchange may limit our ability to utilize our cash flow effectively following a business combination.

Following a business combination, we will be subject to China’s rules and regulations on currency conversion. In China, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the Chinese Renminbi into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following a business combination, the entity in which we invest in China will likely be an FIE as a result of our ownership structure. FIEs holding such registration certificates, which must be renewed annually, are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency translation within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investments, loans, and securities, require approval of the SAFE. We cannot assure you that the Chinese regulatory authorities will not impose further restrictions on the convertibility of the Chinese Renminbi. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of China.

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

Various regulations were issued by the PRC State Administration of Foreign Exchange, or SAFE, that require approvals from, and registrations with, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities. The SAFE regulations retroactively require approval and registration of direct or indirect investments previously made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above could result in liability under PRC law for foreign exchange evasion. As a result of the foregoing, we cannot assure you that we or the owners of the target business we intend to acquire, as the case may be, will be able to complete the necessary approval, filings and registrations for a proposed business combination. This may restrict our ability to implement our acquisition strategy and adversely affect our operations. See “Item 4. Information on the Company – Government Regulations – Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions.”

The PRC Ministry of Commerce, or the MOC, the State-owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, or the SAT, the State Administration for Industry and Commerce, or the SAIC, the China Security Regulatory Committee, or the CSRC, and SAFE jointly enacted the Provisions on Acquisition of Domestic Enterprises by Foreign Investors on August 8, 2006, which became effective on September 8, 2006, or the 2006 Acquisition Provisions).

In addition to the Chinese regulatory approvals for mergers with or acquisitions of the equity ownership or assets of Chinese domestic companies, the 2006 Acquisition Provisions deprive those companies established by Chinese domestic companies, enterprises or natural persons by way of merger with or acquisition of Chinese domestic affiliated companies in the name of their companies duly incorporated or controlled overseas of the tax preferential treatments granted to FIEs unless the overseas companies bring certain amount of additional capital to the Chinese company. The 2006 Acquisition Provisions also create new layers of Chinese regulatory approvals affecting offshore “special purpose companies” set up by Chinese domestic companies, enterprises or natural persons, and the in-bound investment made by such “special purpose companies.” Additionally, the financing of the special purpose company from its overseas listing must be repatriated to China according to the repatriation plan filed with SAFE. The profits, dividends and foreign exchange income obtained as a result of capital variation, which are received by the Chinese domestic companies or natural persons from their special purpose companies, must be repatriated to China within six months from the day on which they are received. See “Item 4. Information on the Company – Government Regulations – Regulations of Mergers and Acquisitions”.

After we consummate a business combination, our operating companies in China will be subject to restrictions on dividend payments.

After we consummate a business combination, we will rely on dividends and other distributions from our operating companies to provide us with cash flow and to meet our other obligations. Current regulations in China would permit our operating companies in China to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our operating companies in China will be required to set aside at least 10% of their accumulated profits each year (up to an aggregate amount equal to half of its registered capital). Such cash reserve may not be distributed as cash dividends. In addition, if our operating companies in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Dividends we receive from our operating companies in the PRC may be subject to PRC withholding tax.

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, and such rate has been reduced to 10% through the implementation regulations of the EIT Law. We are a Cayman Islands company and, after our initial business combination, substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

We might be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. After our initial business combination, the PRC tax authorities might treat us as a resident enterprise for PRC tax purposes, in which case we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

Regulations relating to the transfer of state-owned property rights in enterprises may increase the cost of our acquisitions and impose an additional administrative burden on us.

The legislation governing the acquisition of a PRC state-owned company contains stringent governmental regulation comprising, among others, the Provisional Regulations on Using Foreign Investment to Reorganize State-owned Enterprises promulgated by SAIC and SAFE on November 8, 2002, effective from January 1, 2003 and the Provisional Measures on the Administration of the Transfer of State-Owned Property Rights in Enterprises promulgated by the SASAC and the Ministry of Finance, or MOF, on December 31, 2003, effective from February 1, 2004.

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

          On January 29, 2007, we closed our initial public offering of 5,013,500 units (including 513,500 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007). Each unit consists of one ordinary share, par value $0.001, and one warrant. The units were sold at an offering price of $8.00, generating gross proceeds to the Company of $40,108,000. Morgan Joseph & Co. Inc. acted as the managing underwriter for the initial public offering. The securities sold in the offering were registered under the Securities Act of 1933 pursuant to a registration statement on Form F-1 (No. 333-134459). The Securities and Exchange Commission, or the SEC, declared the registration statement effective on January 25, 2007. Our units began trading on the Over-the-Bulletin Board on January 26, 2007 shortly after our registration statement was declared effective by the SEC. Concurrently with our initial public offering, we sold an aggregate of 900,000 warrants to our officers and directors in a private placement for a purchase price of $1,080,000.

          We paid a total of $2,005,400 in underwriting discounts and commissions, and incurred fees of approximately $425,472 for other costs and expenses related to the initial public offering. An additional $802,160 was deposited in a trust account and will be paid to the underwriters if a business combination is consummated.

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

          We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time following our initial public offering. We intend to utilize cash derived from the proceeds of our initial public offering, our share capital, debt or a combination of these in effecting a business combination. Although substantially all of the net proceeds of our initial public offering are intended to be generally applied toward effecting a business combination as described in this Form 20-F, the proceeds are not otherwise being designated for any more specific purposes. Accordingly, prospective investors will invest in us without an opportunity to evaluate the specific merits or risks of any one or more business combinations. A business combination may involve the acquisition of a company that does not need substantial additional capital but desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various U.S. federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth. While we may seek to effect business combinations with more than one target business, we will probably have the ability, as a result of our limited resources, to initially effect only a single business combination.

          Opportunities for market expansion have emerged for businesses with operations in the PRC due to certain changes in the PRC’s political, economic and social policies as well as certain fundamental changes affecting the PRC and its neighboring countries. We believe that China represents both a favorable environment for making acquisitions and an attractive operating environment for a target business for several reasons, including:

•	the existence of a prolonged economic expansion within the PRC;

•	attractive valuations for target businesses within the PRC;

•	increased government focus within the PRC on privatizing assets, improving foreign trade and encouraging business and economic activity; and

•	access to a highly trained and educated workforce as well as favorable labor rates and efficient, low-cost manufacturing capabilities.

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

Our initial shareholders, officers and directors as well as their affiliates may also bring to our attention target companies. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms in the future, in which event we may pay a finder’s fee or other compensation. The terms of any such arrangements will be negotiated with such persons on an arm’s length basis and disclosed to our shareholders in the proxy materials we provide in connection with any proposed business combination. In no event, however, will we or any other party pay any of our existing officers, directors or initial shareholders or any entity with which they are affiliated any finder’s fee or other compensation prior to or in connection with the consummation of a business combination.

          Selection of a Target Business and Structuring of a Business Combination

          Subject to the requirement that our initial business combination must be with a target business or businesses with a collective fair market value that is at least 80% of our net assets held in trust (net of taxes payable) at the time of such transaction, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business or industry in the PRC in any city or province south of the Yangtze River, and in the event ChinaGrowth North executes a definitive acquisition agreement, than we will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and we may therefore pursue acquisition opportunities north of the Yangtze River. We have not established any other specific attributes (financial or otherwise) for prospective target businesses. In evaluating a prospective target business, our management will consider, among other factors, the following:

•	financial condition, including profitability, the stability of cash flow, the recurrence of revenue and the results of operations;

•	growth potential;

•	experience and skill of management and availability of additional personnel; and

•	capital requirements;

•	competitive position;

•	barriers to entry;

•	stage of development of the products, processes or services;

•	degree of current or potential market acceptance of the products, processes or services;

•	proprietary features and degree of intellectual property or other protection of the products, processes or services;

•	regulatory environment;

•	costs associated with effecting the business combination;

•	books and accounts that have been audited by a fully qualified auditing firm duly registered in the PRC; and

•	relative valuation multiples of similar publicly traded companies.

          These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating a prospective target business, we will conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which will be made available to us. We may also engage an independent third party consultant or expert to assist us in the due diligence process.

          Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business combination. While we may pay fees or compensation to third parties for their efforts in introducing us to a potential target business, in no event, however, will we or any other party pay any of our existing officers, directors or initial shareholders or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us or in connection with the consummation of an initial business combination.

          Fair Market Value of Target Business

          Our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business subject to our geographical restrictions, except that our initial business combination must be a transaction in which the fair market value of the target business or businesses acquired simultaneously is at least equal to 80% of our net assets held in trust (net of taxes payable) at the time of the business combination. In the event the Company acquires a non-controlling interest, the fair market value of the portion of the target business acquired must be equal to 80% of the net assets held in trust (net of taxes) at the time of such acquisition. In the event we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other acquisition, which may make it more difficult for us, and delay our ability to complete the business combination. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. We may further seek to acquire a target business that has a fair market value in excess of 80% of the net assets held in trust (net of taxes payable) by raising additional funds through the sale of our securities, through loans or a combination of both. The fair market value of any such business or businesses will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. We may, however, seek a business combination with a target business with which one or more of our initial shareholders, officers and directors are affiliated, in which event our board will obtain a fairness opinion from an independent investment banking firm that the business combination is fair to our shareholders from a financial point of view. If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated independent investment banking firm with respect to the satisfaction of such criteria.

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

•

subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business combination; and

•	result in our dependency upon the development or market acceptance of a single or limited number of products, processes or services.

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

          Opportunity for Shareholder Approval of Business Combination

          Prior to the completion of our initial business combination, we will submit the transaction to our shareholders for approval, even if the nature of the business combination is such as would not ordinarily require shareholder approval under applicable law. In connection with seeking shareholder approval of a business combination, we will furnish our shareholders with proxy solicitation materials prepared in accordance with the Securities Exchange Act of 1934, which, among other matters, will include a description of the operations of the target business and audited historical financial statements of the business.

          In connection with the shareholder vote required to approve any business combination, all of our initial shareholders have agreed to vote all of the ordinary shares owned by them, either for or against a business combination, in a manner determined by majority of the public shareholders who vote at the special or annual meeting called for the purpose of approving a business combination. Our initial shareholders have also agreed that if they acquire ordinary shares in the open market, they will vote such acquired shares in favor of a business combination, despite the vote of the majority of public shareholders. As a result, any of our initial shareholders that acquire shares in the open market may not exercise redemption rights with respect to those shares in the event that the business combination transaction is approved. We will proceed with the business combination only if a majority of the ordinary shares voted by the public shareholders are voted in favor of the business combination and public shareholders owning not more than 19.99% of the shares sold in our initial public offering exercise their redemption rights. We will only structure or consummate a business combination in which all shareholders exercising their redemption rights, up to 19.99%, will be entitled to receive their pro rata portion of the trust account (net of taxes payable). Additionally, we will not propose a business combination to our shareholders which includes a provision that such business combination will not be consummated if shareholders owning less than 19.99% vote against such business combination and exercise their redemption rights as described herein. Voting against the business combination alone will not result in redemption of a shareholder’s ordinary shares into a pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described below.

          Redemption rights

          At the time we seek shareholder approval of any business combination, we will offer each public shareholder, other than our initial shareholders, the right to have such shareholder’s ordinary shares redeemed into cash if the shareholder votes against the business combination and the business combination is approved and completed. The redemption rights do not apply to shares outstanding prior to our initial public offering. The actual per-share redemption price will be equal to the amount in the trust account, prior to deduction of any deferred costs and inclusive of any interest (net of any taxes due on such interest, which taxes, if any, shall be paid from the trust account, and calculated as of two business days prior to the consummation of the proposed business combination), divided by the number of shares sold in our initial public offering. Without taking into account any interest earned on the trust account or taxes payable on such interest, the initial per-share redemption price would be $7.60 or $.40 less than the per unit offering price of $8.00. Because the initial per share redemption price is $7.60 per share (plus any interest net of taxes payable), which may be lower than the market price of the ordinary shares on the date of the redemption, there may be a disincentive on the part of public shareholders to exercise their redemption rights.

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

          Automatic Dissolution and Subsequent Liquidation if no Business Combination

          If we do not complete a business combination by July 29, 2008 (18 months after the consummation of our initial public offering), or by January 29, 2009 (24 months after the consummation of our initial public offering if the extension criteria described below have been satisfied), our corporate existence will cease and we will liquidate the trust account and distribute to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest (net of taxes payable).

          Our amended and restated memorandum and articles of association provides that we will continue in existence only until July 29, 2008 (18 months after the consummation of our initial public offering), or January 29, 2009 (24 months after the consummation of our initial public offering if the extension criteria described below have been satisfied). If we have not completed a business combination by such date and amended this provision in connection thereto, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. At this time, the company will become subject to a voluntary liquidation procedure under the Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”). The Company’s liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets if the liquidator is satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. We anticipate the trust account should be liquidated shortly following expiration of the 21 day period. As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

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

          If we enter into either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination prior to July 29, 2008 (18 months after the consummation of our initial public offering) but are unable to complete the business combination within the 18-month period, then we will have an additional six months in which to complete the business combination contemplated by the letter of intent, agreement in principle or definitive agreement. If we are unable to do so by January 29, 2009 (24-months from the consummation of our initial public offering), we will automatically dissolve and subsequently liquidate the trust account. Pursuant to the terms of the Investment Trust Agreement, the trustee of the trust account will commence liquidating the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders. Concurrently, we shall pay, or reserve for payment, from funds not held in trust, our liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose.

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

          Alternative structures to comply with regulations in certain Chinese industries

          We intend to acquire an operating business that has its primary operations in the PRC. We may make this acquisition through a stock exchange, asset acquisition or other similar business combination. However, there are a number of industries in China in which direct foreign investment is restricted (including, for example, telecommunications services, online commerce and advertising). Therefore, if our target business is in an industry that is subject to these requirements we may seek to acquire control of our target business through contractual arrangements with licensed companies operating in China and their owners.

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

          These contractual arrangements would be designed to provide the following:

•	Our exercise of substantial control over the Chinese Operating Company;

•	A substantial portion of the economic benefits of the Chinese Operating Company would be transferred to us; and

•

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

•

our obligation to seek shareholder approval of a business combination or obtain the necessary financial information to be included in the proxy statement to be sent to shareholders in connection with such business combination may delay or prevent the completion of a transaction;

•	our obligation to redeem into cash ordinary shares held by our public shareholders in certain instances may reduce the resources available to us for a business combination;

•

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

•	our outstanding warrants and unit purchase option, and the potential future dilution they represent, may not be viewed favorably by certain target businesses.

          Any of these factors may place us at a competitive disadvantage in negotiating a business combination. Our management believes, however, that our status as a public entity and our potential access to the U.S. public equity markets may give us a competitive advantage over privately-held entities having a similar business objective to us in acquiring a target business with significant growth potential on favorable terms.

          Based upon publicly-available information, approximately 156 similarly structured blank check companies (24 China and 29 Asia) have completed initial public offerings since August 2003 and numerous others have filed registration statements. Of these companies, only 50 companies have consummated a business combination, while 20 other company has announced it has entered into a definitive agreement for a business combination, but has not consummated such business combination. Accordingly, there are approximately 72 blank check companies (15 China and 17 Asia/Pacific) with approximately $13.4 billion in trust that are seeking to carry out a business plan similar to our business plan.

          Based upon publicly-available information, there are 87 similarly structured blank check companies (11 China and 15 Asia/Pacific) with a planned $15.7 billion of gross proceeds currently in registration and waiting to complete initial public offerings.

          If we effect a business combination, there will be, in all likelihood, intense competition from competitors of the target business. We cannot assure you that, subsequent to a business combination, we will have the resources or ability to compete effectively.

Government Regulations

          Government regulations relating to foreign exchange controls

          The principal regulation governing foreign exchange in China include, among others, the Foreign Currency Administration Rules (IPPS) and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange. Under these rules and regulations, the Renminbi, China’s currency, is freely convertible for trade and service related foreign exchange transactions, but not for direct investment, loan or investment in securities outside of China unless the prior approval of SAFE is obtained. FIEs are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following a business combination, we will likely be an FIE as a result of our ownership structure. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency translation within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the“capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. This prior approval may delay or impair our ability to operate following a business combination.

          Government regulations relating to income taxation

          On March 16, 2007, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted and became effective on January 1, 2008. On December 6, 2007, the PRC State Council issued the implementation rules of the EIT Law, which also became effective on January 1, 2008. The EIT Law adopted a uniform tax rate of 25% for all enterprises (including FIEs). On December 26, 2007, the PRC government issued detailed implementation rules regarding the applicable tax rates during the transition period, which became effective upon promulgation. In accordance with the new PRC tax law and regulations, enterprises that were established and enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy such preferential tax treatments, and (1) in the case of preferential tax rates, the enterprise income tax rate of such enterprises will gradually transition to the uniform 25% enterprise income tax rate by January 1, 2013, or (2) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

          Under the EIT Law, “high and new technology enterprises” would be entitled to a preferential tax rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008, or the Hi-tech Enterprises Recognition Regulations. The EIT Law and its implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises”, to the extent such dividends have their source within the PRC. Further, under the EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on its global income. After our initial business combination, substantially all of our management may be located in the PRC, and therefore we may be considered a resident enterprise and subject to the enterprise income tax at the rate of 25% on our global income.

          Regulation of Mergers and Acquisitions

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

          The 2006 Acquisition Provisions define a “special purpose company” as “a foreign company directly or indirectly controlled by Chinese domestic companies or natural persons for the purpose of listing in an overseas market the equity interests in a Chinese domestic company actually held by them.” A Chinese domestic company that is to set up a special purpose company overseas must obtain approval from MOFCOM and disclose to MOFCOM certain information including the business plan with regard to the listing of the special purpose company in the overseas market and the appraisal report issued by a consultant with regard to the stock offering price for any future listing of the special purpose company on an overseas market. The overseas listing of the special purpose company is subject to the approval of CSRC. Additionally, the financing of the special purpose company from its overseas listing must be repatriated to China according to the repatriation plan filed with SAFE. The profits, dividends and foreign exchange income obtained as a result of capital variation, which are received by the Chinese domestic companies or natural persons from their special purpose companies, must be repatriated to China within six months from the day on which they are received.

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

          Regulation on State-owned Property Rights

          The acquisition of a PRC state-owned company is subject to stringent governmental regulation. The governing legislation is, among others, the Provisional Regulations on Using Foreign Investment to Reorganize State-owned Enterprises promulgated by SAIC and SAFE on November 8, 2002, effective from January 1, 2003 and the Provisional Measures on the Administration of the Transfer of State-Owned Property Rights in Enterprises promulgated by the SASAC and the MOF on December 31, 2003, effective from February 1, 2004.

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

          According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

•

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

          To further clarify the implementation of Circular 75, the SAFE issued Circular No. 106 on May 29, 2007. Under Circular No. 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

          Regulation of wholly foreign-owned enterprises (WFOE)

          Generally speaking, under the current Chinese legal regime regulating foreign direct investment in China, the following forms of FIEs are available to foreign investors:

•	Sino-foreign equity joint ventures (“EJV”);

•	Sino-foreign co-operative joint ventures (“CJV”); and

•	Wholly foreign-owned enterprises (“WFOE”).

          A WFOE is a company with limited liability and legal person status. There are only foreign investors and no Chinese partners. Unlike an EJV or CJV, articles of association are sufficient to establish a WFOE, and there is no need to draw up a joint venture contract even if there are two or more foreign investors in the WFOE. Like an EJV or CJV, the articles of association must be approved by the Chinese government.

          Foreign investors may prefer WFOEs to EJVs/CJVs because in the case of a WFOE (1) there is a straightforward management structure which is not dependent on the interests of a local partner; (2) it is easy to terminate compared to an EJV or CJV; and (3) intellectual property is usually better protected. Without a local partner, the foreign investor lacks local support and proper access to resources (such as connections with governmental authorities) and access to the markets of China’s unique economy.

          While it is an issue under Chinese law whether WFOEs are allowed in certain Chinese industries, foreign investors are allowed to incorporate WFOEs in certain industries.

          Dividend distribution.

          The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

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

Facilities

          We maintain our executive offices at 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China 201417. We have agreed to pay Global Vestor Capital Partners LLC, an affiliate of Jin Shi, our chief financial officer and director, and Michael Zhang, our chief executive officer, secretary and director, up to $7,500 a month for office space at which our executive offices are located, and for utilities, administrative, technology and secretarial services. This arrangement is being agreed to by Global Vestor Capital Partners LLC for our benefit and is not intended to provide Mr. Shi or Mr. Zhang compensation in lieu of salary. We believe, based on rents and fees for similar services in Shanghai, the PRC, that the fee charged by Global Vestor Capital Partners LLC is at least as favorable as we could have obtained from an unaffiliated third-party.

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

Periodic Reporting and Audited Financial Statements

          We have registered our units, ordinary shares and warrants under the Securities Exchange Act of 1934, as amended, and have reporting obligations, including the requirement that we file annual and quarterly reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, our annual reports will contain financial statements audited by our independent registered public accounting firm.

          We will not acquire an operating business in the PRC if audited financial statements based on U.S. generally accepted accounting principles cannot be obtained for such target business. Additionally, our management will provide shareholders with audited financial statements, prepared in accordance with U.S. generally accepted accounting principles, of the prospective target business as part of the proxy solicitation materials sent to shareholders to assist them in assessing each specific target business or assets we seek to acquire. We cannot assure you that any particular target business identified by us as a potential business combination candidate will have financial statements prepared in accordance with U.S. generally accepted accounting principles or that the potential target business will be able to prepare its financial statements in accordance with U.S. generally accepted accounting principles. The financial statements of a potential target business will be required to be audited in accordance with U.S. generally accepted accounting standards. To the extent that this requirement cannot be met, we will not be able to effect a business combination with the proposed target business. Our management believes that although the requirement of having available financial information for the target business or assets may limit the pool of potential target businesses or assets available for acquisition, the narrowing of the pool is not expected to be material.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          We were formed on May 3, 2006 to effect a share capital exchange, asset acquisition or other similar business combination within one or more operating businesses in the PRC in any city or province south of the Yangtze River. We intend to utilize cash derived from the proceeds of our initial public offering and the founding director warrants, our share capital, debt or a combination of cash, share capital and debt, in effecting a business combination.

          For the year ended December 31, 2007, we had no significant operations. On January 29, 2007, we consummated our initial public offering. The net proceeds from (i) the sale of the units, and (ii) the sale of founding director warrants in a private placement transaction prior to the closing of our initial public offering, was approximately $38,802,600, including the exercise of the underwriters’ over-allotment option. As a result, $38,979,139 is currently held in trust. We will use substantially all of the net proceeds of our initial public offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination, as described above. To the extent that our share capital is used in whole or in part as consideration to effect a business combination, the balance of proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the operating business acquired in the business combination.

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

          We sold to Morgan Joseph & Co., for $100, an option to purchase up to a total of 315,000 units. The sale of the option was accounted for as a cost attributable to our initial public offering. Accordingly, there will be no net impact on our financial position or results of operations, except for the recording of the $100 proceeds from the sale. We have estimated, based upon a Black-Scholes model, that the fair value of the option on the date of sale would be approximately $1,058,652, using an expected life of five years, volatility of 48.3%, and a risk-free interest rate of 5.093%. However, because our units do not have a trading history, the volatility assumption is based on information currently available to management. We believe the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of our units. The volatility calculation is based on the average of the volatilities using daily historical prices over the past five years of each of 67 companies drawn from the Shanghai Stock Exchange Composite Index that had market capitalizations of less than $75,000,000. Although an expected life of five years was used in the calculation, if we do not consummate a business combination within the prescribed time period and we automatically dissolve and subsequently liquidate the trust account, the option will become worthless.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

          Our current directors and executive officers are as follows:

Name	Age	Position

Xuesong Song	39	EVP, Business Development and Director

Jin Shi	39	Chief Financial Officer and Director

Michael W. Zhang	39	Chief Executive Officer, Secretary and Director

Teng Zhou	44	Director

Xuechu He	45	Chairman of the Board

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

          Jin Shi has been our Chief Financial Officer and a director since May 2006. Mr. Shi has been engaged in direct investments and cross-border business transactions in healthcare sector in the PRC for the past decade as a successful entrepreneur and investor. Mr. Shi has been a principal of Global Vestor Capital Partners since November 2005, a merchant banking firm that invests in emerging high growth Chinese companies and advises state-owned and privately owned Chinese companies in issuing equity and debt securities in international capital markets. Mr. Shi has also been the Chairman of Shanghai RayChem Industries Co., Ltd., a research & development based active pharmaceutical ingredient producer, since he founded the company in January 2005. Since September 2004, Mr. Shi has been the CEO of Yihua Investment Co. Ltd., a direct investment company and the parent holding company of Shanghai RayChem Industries Co. Ltd. in China. Mr. Shi is also the Chairman and CEO of Groworld U.S. Inc., a company engaged in importing chemicals from overseas to China that he founded in 2001, and PharmaSource Inc., a company he founded in 1997. Between June 1995 and October 1997, Mr. Shi was VP of Sales and Marketing of Darsheng Trade & Technology Development Co., Ltd., the U.S. subsidiary of Tianjin Pharmaceuticals Corporation. From August 1992 through May 1995, Mr. Shi was a Sales Manager of Tianjin Pharmaceuticals Corporation of China. Mr. Shi received a B.S. in Chemical Engineering from Tianjin University. Mr. Shi speaks English and the Mandarin and Shanghai dialects of Chinese.

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

          Teng Zhou has been a director since May 2006. Mr. Zhou is a permanent resident of the Hong Kong SAR. Mr. Zhou has been engaged in direct investments in the PRC for the past six years as a successful investor. Mr. Zhou was a key member of the team, led by Mr. He, that successfully completed various transactions of merging operating assets with listed companies on the Hong Kong Stock Exchange. Mr. Zhou has been CEO of Guorun Group Ltd. since June 2005, a direct investment company. From July 2002 to June 2005, Mr. Zhou was Executive Director of South China Information & Technology Ltd., a publicly listed company on the Hong Kong Stock Exchange whose name was changed to Guorun Holdings Ltd. in July 2002 and merged with Geely Automobile Holdings Ltd. in May 2005, the largest private automobile manufacturer in the PRC. Between September 2001 and April 2003, Mr. Zhou was Executive Director of Fourseas.com Ltd., a publicly listed company in Hong Kong Stock Exchange whose name was changed to Shanghai Century Ltd. in June 2002 and merged with Shanghai Zendai Holdings in February 2003. Prior to becoming an active investor, Mr. Zhou operated his own business in trade, food service and capital market investment from August 1997 to September 2001. Mr. Zhou was assigned by China Resources Holdings Co., Ltd. in Hong Kong to manage an industrial manufacturing subsidiary from April 1986 to August 1997, during which he assumed various positions including Finance Director, CFO, Vice President and President. Mr. Zhou joined China Resources Holdings Ltd. in January 1985. From August 1983 to January 1985, Mr. Zhou researched cost accounting framework for the construction industry at China Academy of Building Research. Mr. Zhou received a B.S. in Accounting from Hunan Finance and Economic College. Mr. Zhou speaks Mandarin and Cantonese dialects of Chinese.

          Xuechu He has been our Chairman of the Board since May 2006. Mr. He is a permanent resident of the Hong Kong SAR. Mr. He has been engaged in direct investments in the PRC for the past six years as a successful investor and dealmaker. Mr. He earned his reputation as a value creator in the capital markets from several marquee cases in which he acted as chairman of the board and the controlling shareholder at several public companies listed on the Hong Kong Stock Exchange from June 1999 to present. Since June 2005, Mr. He has been Chairman of Guorun Group Ltd., a direct investment company. Mr. He was Chairman of the board of South China Information & Technology Ltd., from July 2002 to June 2005, a publicly listed company in Hong Kong Stock Exchange whose name was changed to Guorun Holdings Ltd. in July 2002 and merged with Geely Automobile Holdings Ltd. in May 2005, the largest private automobile manufacturer in the PRC. Between September 2001 and April 2003, Mr. He was Chairman of Fourseas.com Ltd., a publicly listed company in Hong Kong Stock Exchange whose name was changed to Shanghai Century Ltd. in June 2002 and merged with Shanghai Zendai Holdings in February 2003. Between August 2000 and November 2000, Mr. He was also Chairman of Interchina Holdings Ltd., a publicly listed company in Hong Kong Stock Exchange acquired by him and merged with an operating company in the PRC. Mr. He was also Executive Director of Interchina Holdings Ltd. from November 2000 to September 2001. Prior to becoming an active investor, Mr. He established and operated his own businesses from May 1997 to June 1999, including property development, international trade and R&D of electric-powered vehicles. From December 1989 to May 1997, Mr. He assumed various positions at Finance

Department of China Resources Holdings Co., Ltd. in Hong Kong, including audit manager, assistant general manager and deputy general manager, responsible for internal auditing, setting up internal control system, financial statements analysis, evaluating investment and financing projects, and providing to the board of directors critical analysis and advice related with finance in their decision-making process. Prior to joining China Resources Holdings Co., Ltd. in Hong Kong, Mr. He was the deputy director of the accounting department at China Resources Co., Ltd. in Beijing, responsible for company’s financing and accounting activities related with import and export business from January 1985 to December 1989. Mr. He worked at the Ministry of Commodities (currently Ministry of Commerce), responsible for structuring accounting provisions for businesses between July 1983 and January 1985. Mr. He received a B.S. degree in finance and accounting from Anhui Finance and Trade College in 1983. Mr. He speaks Mandarin and Cantonese dialects of Chinese.

B.	Compensation

          No executive officer has received any cash compensation for services rendered. Commencing on the effective date of our initial public offering, we have agreed to pay Global Vestor Capital Partners LLC, an affiliate of Jin Shi, our chief financial officer and director, and Michael Zhang, our chief executive officer, secretary and director up to $7,500 per for use of office space, utilities, administrative, technology and secretarial services. This arrangement is being agreed to by Global Vestor Capital Partners LLC for our benefit and is not intended to provide Mr. Shi or Mr. Zhang compensation in lieu of salary. We believe, based on rents and fees for similar services in Shanghai, the PRC, that such fees are at least as favorable as we could have obtained from an unaffiliated third party. Other than this $7,500 per month fee, no compensation of any kind by any party, including finder’s and consulting fees, will be paid to any of our initial shareholders, including our officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including possible payments to unaffiliated third parties for their performance of due diligence). After a business combination, such individuals may be paid consulting, management or other fees from target businesses, with any and all amounts being fully disclosed to shareholders, to the extent known, in the proxy solicitation materials furnished to the shareholders. There is no limit on the amount of these out-of-pocket expenses, and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. If none of our directors are deemed “independent,” we will not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement.

C.	Board Practices

Board Committees

Our board of directors has not established an audit, compensation or other committee, and intends to do so after our initial business combination.

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

          Potential investors also should be aware of the following potential conflicts of interest:

•

None of our officers or directors are required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating management time among various business activities.

•

In the course of their other business activities, our officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. They may have conflicting fiduciary duties in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see “Item 6. Directors, Senior Management and Employees – Directors and Executive Officers.” Accordingly, such officers and directors may become subject to conflicts of interest regarding us and other business ventures in which they may be involved, which conflicts may have an adverse effect on our ability to consummate a business transaction.

•

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

•

If we were to make a deposit, down payment or fund a “no shop” provision in connection with a potential business combination, we may have insufficient funds available outside of the trust to pay for due diligence, legal, accounting and other expenses attendant to completing a business combination. In such event, our initial shareholders may have to incur such expenses in order to proceed with the proposed business combination. As part of any such combination, such initial shareholders may negotiate the repayment of some or all of any such expenses, without interest or other compensation, which if not agreed to by the target business’s management, could cause our management to view such potential business combination unfavorably, thereby resulting in a conflict of interest.

•

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

          In connection with the shareholder vote required to approve any business combination, all of our initial shareholders have agreed to vote the ordinary shares owned by them prior to our initial public offering in the same manner as a majority of the public shareholders who vote at the special or annual meeting called for the purpose of approving a business combination. Our initial shareholders have also agreed that if they acquire ordinary shares in the open market, they will vote such acquired shares in favor of a business combination. Accordingly, any ordinary shares acquired by our initial shareholders in the open market will not have the same right to vote with respect to a potential business combination. Additionally, our initial shareholders will not have redemption rights with respect to shares acquired in the open market, except upon our automatic dissolution and liquidation of the trust account. In addition, they have agreed to waive their respective rights to participate in any liquidation of the trust account as part of our plan of distribution and dissolution occurring upon our failure to consummate a business combination but only with respect to those ordinary shares acquired by them prior to our initial public offering and not with respect to any shares acquired in the open market.

          To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity that is affiliated with any of our initial shareholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our shareholders from a financial point of view. Moreover, we will obtain such an opinion in the event we enter into a business combination with either a portfolio company of one of the Company’s affiliates or with a company which has received financial investment from one of the Company’s affiliates. Such opinion will be included in our proxy solicitation materials, furnished to shareholders in connection with their vote on such a business combination and we expect that such independent banking firm will be a consenting expert.

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

Limitation of Director and Officer Liability

          Pursuant to our amended and restated memorandum and articles of association, every director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or willful default. No such director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the fraud or willful default of such director, agent or officer.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

          The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 12, 2008 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors; and

•	all our officers and directors as a group

          Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Common Stock (2)

Xuesong Song(3)	337,500	5.5%

Jin Shi(4)	168,750	2.7%

Michael W. Zhang(5)	168,750	2.7%

Teng Zhou(6)	180,000	2.9%

Xuechu He(7)	270,000	4.4%

All directors and executive officers as a group (five individuals)	1,125,000	18.3%

(1)	The business address of each of the individuals is 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China 201417.

(2)	Assumes only the sale of 5,013,500 units in our initial public offering, but not the exercise of the 5,013,500 warrants to purchase our ordinary shares included in such units.

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

          Our initial shareholders, which include all of our officers and directors, collectively, beneficially own 18.3% of the our issued and outstanding ordinary shares. Because of this ownership block, these shareholders may be able to effectively influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions other than approval of a business combination. All of these ordinary shares were placed in escrow with American Stock Transfer & Trust Company, as escrow agent, until one year following the consummation of a business combination.

          During the escrow period, the holders of these shares will not be able to sell or transfer their securities, except to their spouses and children or trusts established for their benefit, but will retain all other rights as our shareholders, including, without limitation, the right to vote their ordinary shares and the right to receive cash dividends, if declared. If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow. If we are unable to effect a business combination and thus we automatically dissolve and subsequently liquidate the trust account, none of our initial shareholders will receive any portion of the liquidation proceeds with respect to ordinary shares owned by them prior to the effective date of our initial public offering.

          The initial shareholders have also agreed to escrow their founding director warrants until the consummation of a business combination.

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

          In May 2006, we issued 1,125,000 ordinary shares for the benefit of the individuals set forth below for an aggregate amount of $25,000 in cash, at an average purchase price of approximately $0.001 per share, as follows:

Name	Number of shares	Relationship to Us

Xuesong Song(1)	337,500	EVP, Business Development and Director

Jin Shi(2)	168,750	Chief Financial Officer and Director

Michael W. Zhang(3)	168,750	Chief Executive Officer, Secretary and Director

Teng Zhou(4)	180,000	Director

Xuechu He(5)	270,000	Chairman of the Board

(1)	Legal title to the 337,500 shares is held by Chum Capital Group Limited. Mr. Song is the sole beneficial owner of Chum Capital Group Limited.

(2)	Legal title to the 168,750 shares is held by Global Vestor Capital Partners LLC. Mr. Shi and Mr. Zhang are the sole beneficial owners of Global Vestor Capital Partners LLC.

(3)	Legal title to the 168,750 shares is held by Global Vestor Capital Partners LLC. Mr. Zhang and Mr. Shi are the sole beneficial owners of Global Vestor Capital Partners LLC.

(4)	Legal title to the 180,000 shares is held by Venture Link Assets Limited. Mr. Zhou is the sole beneficial owner of Venture Link Assets Limited.

(5)	Legal title to the 270,000 ordinary shares is held by Guorun Group Limited. Mr. He is the sole beneficial owner of Guorun Group Limited.

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

          Commencing on the effective date of our initial public offering through the acquisition of the target business, we have agreed to pay Global Vestor Capital Partners LLC, an affiliate of Jin Shi, our chief finaical officer and director, and Michael Zhang, our chief executive officer, secretary and director, up to $7,500 per month for use of office space, utilities, administrative, technology and secretarial services. This arrangement is being agreed to by Global Vestor Capital Partners LLC for our benefit and is not intended to provide Mr. Shi or Mr. Zhang compensation in lieu of salary. We believe, based on rents and fees for similar services in Shanghai, the PRC, that such fees are at least as favorable as we could have obtained from an unaffiliated person. This arrangement will terminate upon completion of a business combination or the distribution of the trust account to our public shareholders.

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

          Other than the reimbursable out-of-pocket expenses payable to our officers and directors, no compensation or fees of any kind, including finders and consulting fees, will be paid by any party to any of our initial shareholders, officers or directors who owned our ordinary shares prior to our initial public offering, or to any of their respective affiliates for services rendered to us prior to or with respect to the business combination.

          Our initial shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount held outside of the trust account unless the business combination is consummated and there are sufficient funds available for reimbursement after such consummation. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest. After the consummation of a business combination, if any, to the extent our management remains as officers of the resulting business, some of our officers and directors may enter into employment agreements, the terms of which shall be negotiated and which we expect to be comparable to employment agreements with other similarly-situated companies in the PRC. Further, after the consummation of a business combination, if any, to the extent our directors remain as directors of the resulting business, we anticipate that they will receive compensation comparable to directors at other similarly-situated companies in the PRC.

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

          The following table sets forth the high and low closing prices of the our units, ordinary shares and warrants on the over-the-counter bulletin board for the periods indicated since such securities commenced public trading. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions:

	Common Stock		Warrants		Units

	Low	High	Low	High	Low	High

Most Recent Six Months

November 2007	7.31	7.40	1.05	1.15	8.35	8.40

December 2007	7.36	7.40	0.90	1.05	8.20	8.40

January 2008	7.39	7.40	0.80	0.90	8.10	8.20

February 2008	7.40	7.40	0.64	0.79	7.95	8.10

March 2008	7.39	7.46	0.65	0.70	7.92	8.05

April 2008	7.46	7.635	0.68	1.22	8.04	8.90

Most Recent Quarters

First Quarter 2007	7.05	7.20	1.00	1.05	8.00	8.25

Second Quarter 2007	7.11	7.34	1.06	1.21	8.15	8.50

Third Quarter 2007	7.25	7.40	0.75	1.20	7.90	8.50

Fourth Quarter 2007	7.31	7.40	0.84	1.15	8.06	8.40

First Quarter 2008	7.39	7.50	0.64	0.90	7.92	8.20

Most Recent Fiscal Years

Fiscal 2007	7.05	7.40	0.75	1.21	7.90	8.50

B.	Plan of Distribution

          Not applicable.

C.	Markets

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

Register

We are a blank check company incorporated in the Cayman Islands on May 3, 2006 under the Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”) with company registration number 166857. Our memorandum and articles authorizes the issuance of up to 20,000,000 ordinary shares, par value $.001 per share, and 1,000,000 shares of preferred shares, par value $.001 per share.

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

Change to Rights of Shareholders

Shareholders may change the rights of their class of shares by:

•	getting the written consent of two-thirds of the shareholders of that class; or

•	passing a special resolution at a meeting of the shareholders of that class.

There are no general limitations on the rights to own shares specified by the articles.

General Meetings

A general meeting may be convened:

•	by a majority of directors at any time;

•	our chief executive officer; or

•	our chairman of the board.

Notice of a general meeting is given to all shareholders. All business carried out at a general meeting is considered special business except:

•	sanctioning a dividend;

•	consideration of the accounts, balance sheets, and ordinary report of the directors and auditors;

•	election of directors;

•	appointment of auditors;

•	fixing of remuneration of the auditors;

•	disposing of the unissued shares in the capital of the Company representing not more than 20% of outstanding shares; and

•	repurchasing the securities of the Company.

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

Changes in Capital

We may increase our share capital by ordinary resolution. The new shares will be subject to all of the provisions to which the original shares are subject. We may also by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of a larger amount;

•	sub-divide existing shares into shares of a smaller amount; and

•	cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

We may reduce our share capital and any capital redemption reserve by special resolution in accordance with relevant provisions of Cayman Islands law.

Indemnity

Pursuant to our amended and restated memorandum and articles of association, every director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or willful default. No such director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the fraud or willful default of such director, agent or officer.

Certain Requirements and Restrictions

Our amended and restated memorandum and articles of association sets forth certain requirements and restrictions that shall apply to us until the consummation of a business combination. Specifically, Articles 168 through 171 of our amended and restated articles of association will provide among other things, that:

•	prior to the consummation of our initial business combination, we shall submit such business combination to our shareholders for approval;

•

we may consummate our initial business combination if: (i) approved by a majority of the ordinary shares voted by the public shareholders and (ii) public shareholders not owning more than 19.99% of the ordinary shares purchased by the public shareholders exercise their redemption rights.

•

if our initial business combination is approved and consummated, public shareholders who voted against the business combination and exercised their redemption rights will receive their pro rata share of the trust account (net of taxes);

•

we will continue in existence only until July 29, 2008 (eighteen months from the consummation of our initial public offering) or until January 29, 2009 (twenty-four months from the consummation of our initial public offering if a letter of intent, an agreement in principle, or a definitive agreement to complete a business combination has been entered into)., otherwise our corporate existence will cease by operation of law and we will distribute to all of our public shareholders their pro rata share of the trust account (net of taxes); and

•

we may not consummate any share capital exchange, stock purchase, asset acquisition or similar transaction other than a business combination that meets the conditions specified in this Form 20-F, including the requirement that our initial business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of our net assets held in trust (net of taxes) at the time of such business combination.

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

As of December 31, 2007, the Company has not entered into any material contracts.

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

United States Federal Income Taxation

          This section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants. This section does not address any aspect of United States federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ordinary shares and warrants. This section only applies to you if you hold your ordinary shares and warrants as capital assets for tax purposes. This discussion does not discuss all the tax consequences that may be relevant to particular investors in light of their circumstances or to investors that are subject to special rules, including:

•	a bank;

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of the vote or value of our shares;

•	a person that holds ordinary shares that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction; or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

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

          For purposes of the United States federal income tax discussion below, you are a U.S. holder if you are a beneficial owner of ordinary shares or warrants and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source;

•

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

•

the gain is effectively connected with your conduct of a trade or business in the United States and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

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

          Passive Foreign Investment Company Rules

          Special United States tax rules apply to a company that is considered a passive foreign investment company, or PFIC. Under these rules, we will be classified as a PFIC for United States federal income tax purposes in any taxable year in which either:

•	At least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the gross value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

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

          If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ordinary shares or warrants; and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ordinary shares). Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

          Backup Withholding and Information Reporting

          If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•

the payment of proceeds to you from the sale of ordinary shares effected at a United States office of a broker. Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•

fails to provide an accurate taxpayer identification number, is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

          If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor and

•

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

•

dividend payments if you have provided us with an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

          Payment of the proceeds from the sale of ordinary shares or warrants effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ordinary shares or warrants that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

          In addition, a sale of ordinary shares or warrants effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

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

       F.     Dividends and Paying Agents

       Not applicable.

       G.     Statement by Experts

       Not applicable.

       H.     Documents on Display

       We file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. $38,102,600 of the net offering proceeds has been placed into a trust account at JP Morgan Chase NY Bank maintained by Continental Stock Transfer & Trust Company, acting as trustee. The proceeds held in trust will only be invested in U.S. “government securities,” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less. Thus, we are subject to market risk primarily through the effect of changes in interest rates on government securities. In addition, following a business combination, it is possible that some or all of our revenues and expenses may be denominated in non-U.S. currencies, primarily Renminbi, which could subject us to increased risks relating to foreign exchange rate fluctuations that could have a material adverse effect on our business, financial condition and operating results.

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

ITEM 15. CONTROLS AND PROCEDURES

          (a) Disclosure Controls and Procedures.

          Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and
15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within the 90-day period preceding the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

          (b) Management’s Annual Report on Internal Control over Financial Reporting.

          The management of the company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

          - Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

          - Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

          - Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

          Based on our assessment, management believes that, as of December 31, 2007, the company’s internal control over financial reporting is effective based on those criteria.

          (c) Attestation Report of the Registered Public Accounting Firm.

          This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

          (d) Changes in Internal Control over Financial Reporting.

          There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has not established an audit committee, and intends to do so after our initial business combination.

ITEM 16B. CODE OF ETHICS

          Our board of directors has not adopted a code of ethics, and intends to do so after our initial business combination.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

	For the Year Ended December 31,
	2006	2007

Audit Fees	$35,000	$50,000
Audit-related Fees	—	$10,000

          Audit fees represent fees for professional services related to the audit of our financial statements for the period from May 3, 2006 to December 31, 2006 and for the year ended December 31, 2007 including the review of certain reports on Form 6-K. Audit-related fees represent fees for professional services related to the filing of our registration statement with the SEC.

          Our board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

          We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

          The following financial statements are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association. **

4.1	Underwriting Agreement. *

4.2	Unit Purchase Agreement to be granted to Morgan Joseph & Co., Inc. *

4.3	Warrant Agreement between American Stock Transfer & Trust Company and the Registrant. *

4.4	Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant. *

4.5	Securities Escrow Agreement among the Registrant, American Stock Transfer & Trust Company and the Initial Shareholders.*

4.6	Registration Rights Agreement among the Registrant and the Initial Shareholders. *

4.7	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Michael W. Zhang. *

4.8	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Jin Shi.*

4.9	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Xuechu He.*

4.10	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Teng Zhou.*

4.11	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Xuesong Song.*

4.12	Office Services Agreement between the Registrant and Global Vestor Capital Partners LLC.*

4.13	Warrant Purchase Agreement between the Company and the Initial Shareholders.*

4.14	Promissory Note, dated May 18, 2006, issued to Global Vestor Capital Partners, LLC in the amount of $63,000.*

4.15	Promissory Note, dated May 18, 2006, issued to Venture Link Assets Limited in the amount of $33,600.*

4.16	Promissory Note, dated May 18, 2006, issued to Chum Capital Group Limited in the amount of $63,000.*

4.17	Promissory Note, dated May 18, 2006, issued to Guorun Group Limited in the amount of $50,400.*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registrant’s Form F-1/A (Commission File No. 333-134459) filed on January 19, 2007

**	Incorporated by reference to the Registrant’s Form F-1/A (Commission File No. 333-134459) filed on December 8, 2006

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINAGROWTH SOUTH ACQUISITION
CORPORATION

	By:	/s/ Michael W. Zhang

Name: Michael W. Zhang
Title: Chief Executive Officer

Dated: May 7, 2008

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-1

Financial statements

Balance Sheets as of December 31, 2007 and 2006	F-2

Statements of Operations for the periods from May 3, 2006 (date of inception) through December 31, 2007 and 2006 and for the year ended December 31, 2007	F-3

Statement of Shareholders’ Equity for the period from May 3, 2006 (date of inception) through December 31, 2006 and for the year ended December 31, 2007	F-4

Statements of Cash Flows for the periods from May 3, 2006 (date of inception) through December 31, 2007 and 2006 and for the year ended December 31, 2007	F-5

Notes to Financial Statements	F-6 –F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
ChinaGrowth South Acquisition Corporation

We have audited the accompanying balance sheets of ChinaGrowth South Acquisition Corporation (a development stage company) as of December 31, 2007 and 2006, and the related statements of operations, shareholders’ equity and cash flows for the periods from May 3, 2006 (date of inception) through December 31, 2007 and 2006 and for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChinaGrowth South Acquisition Corporation as of December 31, 2007 and 2006, and the results of its operations and cash flows for the periods from May 3, 2006 (date of inception) through December 31, 2007 and 2006 and for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP
J.H. Cohn LLP

New York, New York

May 7, 2008

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	December 31, 2007	December 31, 2006

ASSETS
Current assets:
Cash and cash equivalents	$398,735	$157,028
Prepaid expenses	18,965	—
Investment held in trust	38,979,139	—
Investment held in trust for Underwriter	802,160	—
Other receivable	3,877	—
Deferred offering cost	—	212,621

Total assets	$40,202,876	$369,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued offering costs	—	149,056
Accrued expenses	30,836	—
Unsecured promissory notes	—	210,000
Due to Underwriters	802,160	—

Total current liabilities	832,996	359,056

Common Stock subject to possible conversion to cash (1,002,199 shares at conversion value)	7,952,282	—

COMMITMENTS
Shareholders’ equity:

Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Ordinary shares—$.001 par value, 20,000,000 shares authorized; 6,138,500 issued and outstanding – 2007; 1,125,000 shares issued and outstanding – 2006	6,139	1,125
Additional paid-in capital	30,021,647	23,875
Retained earnings/(deficit) accumulated during the development stage	1,389,812	(14,407)

Total shareholders’ equity	31,417,598	10,593

Total liabilities and shareholders’ equity	$40,202,876	$369,649

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2007	For the period from May 3, 2006 (Date of Inception) through December 31, 2006	For the period from May 3, 2006 (Date of Inception) through December 31, 2007

Operating expenses	$282,139	$16,242	$298,381

Loss from operations	(282,139)	(16,242)	(298,381)

Interest income	1,686,358	1,835	1,688,193

Net (loss) income	$1,404,219	$(14,407)	$1,389,812

Net income (loss) per share—basic and diluted	$0.25	$(0.01)

Weighted average number of shares outstanding—basic and diluted	5,724,692	1,125,000

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional Paid-In Capital	Retained Earnings/ (Deficits)

	Shares	Amount				Total

Common shares issued May 3, 2006 at $0.001 per share	1,125,000	$1,125	$23,875	$	−	$25,000
Net loss for the period from May 3, 2006 (date of inception) to December 31, 2006	—	—	—		(14,407)	(14,407)

Balance at December 31, 2006	1,125,000	1,125	23,875		(14,407)	10,593

Sale of 5,013,500 units, net of underwriters’ discount and offering expenses (includes 1,002,199 shares subject to possible conversion)	5,013,500	5,014	36,869,954		—	36,874,968
Proceeds from issuance of founding director warrants	—	—	1,080,000		—	1,080,000
Proceeds subject to possible conversion of 1,002,199 shares	—	—	(7,952,282)		—	(7,952,282)
Proceeds from issuance of underwriting option	—	—	100		—	100
Net income for the year ended December 31, 2007	—	—	—		1,404,219	1,404,219

Balance at December 31, 2007	6,138,500	$6,139	$30,021,647		$1,389,812	$31,417,598

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2007	For the period from May 3, 2006 (Date of Inception) through December 31, 2006	For the period from May 3, 2006 (Date of Inception) through December 31, 2007

Cash flows from operating activities:
Net income (loss)	$1,404,219	$(14,407)	$1,389,812
Increase in prepaid expenses	(18,965)	—	(18,965)
Increase in accrued expenses	30,836	—	30,836
Increase in other receivable	(3,877)	—	(3,877)

Net cash provided by (used in) operating activities	1,412,213	(14,407)	1,397,806

Cash flows from investing activities:
Cash held in trust account	(39,781,299)	—	(39,781,299)

Net cash used by investing activities	(39,781,299)	—	(39,781,299)

Cash flows from financing activities:
Proceeds from public offering	40,108,000	—	40,108,000
Proceeds from founding director warrant purchase	1,080,000	—	1,080,000
Proceeds from issuance of underwriter option	100	—	100
Proceeds from sale of ordinary shares	—	25,000	25,000
Issuance of unsecured promissory notes	—	210,000	210,000
Repayment of unsecured promissory notes	(210,000)	—	(210,000)
Payments of offering costs	(2,367,307)	(63,565)	(2,430,872)

Net cash provided by financing activities	38,610,793	171,435	38,782,228

Net increase in cash and cash equivalents	241,707	157,028	398,735
Cash and cash equivalents—beginning of period	157,028	—	—

Cash and cash equivalents—end of period	$398,735	$157,028	$398,735

Supplemental disclosure of cash flow information:
Accrual of deferred offering costs	$—	$149,056	$—
Accrual of deferred underwriting fees	$802,160	$—	$802,160

See Accompanying Notes to Financial Statements.

ChinaGrowth South Acquisition Corporation
(a development stage company)

Notes to Financial Statements

NOTE 1—ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION

Organization and Business Operations

          ChinaGrowth South Acquisition Corporation (the “Company”) was incorporated in the Cayman Islands on May 3, 2006 as a blank check company recently formed for the purpose of effecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province south of the Yangtze River, including but not limited to the Jiangsu and Hubei provinces and Chongqing. However, in the event ChinaGrowth North Acquisition Corporation executes a definitive acquisition agreement, then the Company will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and it may therefore also pursue acquisition opportunities north of the Yangtze River. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry.

          The registration statement for the Company’s initial public offering (as discussed in Note 3 below) (the “Offering”) was declared effective on January 25, 2007. The Company completed the Public Offering of 5,013,500 units on January 29, 2007 (including 513,500 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007). Prior to the Offering, the Company sold an aggregate of 900,000 warrants to its officers and directors in a private placement for a purchase price of $1,080,000. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to the Company from the Public Offering and private placement were approximately $38,802,600, including an additional $802,160 to be paid to the underwriters, of which $38,102,600 was deposited into a trust account (“Trust Account”) and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence and advisory fees in connection with prospective business combinations, compliance with securities laws and regulations, and continuing general and administrative expenses.

          The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering as discussed in Note 3, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with an operating business in the PRC (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination.

          The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that shareholders owning 19.99% or more of the shares sold in the Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 1,125,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

          With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company redeem his or her shares. The per share redemption price will equal the amount in the Trust Account, net of taxes payable, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding 19.99% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders.

          As of December 31, 2007, an amount of $38,979,139 (including interest) of the net proceeds was held in a trust account (“Trust Account”) and invested in short-term United States government securities. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in United States government securities having a maturity of one hundred and eighty days or less or in money market funds. The funds will continue to be kept in the Trust Account until the earlier of (i) the consummation of the Business Combination or (ii) distribution of the Trust Account as described below.

          In the event that the Company does not consummate a Business Combination within 18 months from the date of the completion of the Public Offering (or 24 months from the completion of the Public Offering if certain extension criteria have been satisfied), the Company will be dissolved and the proceeds held in the Trust Account will be distributed to the Company’s public shareholders. In the event of such distribution, the per share value of the residual assets remaining available for distribution (including the amount held in the Trust Account) may be less than the Public Offering price of $8.00 per unit (see Note 3).

          Management does not believe that any recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying financial statements.

Basis of Presentation

          The financial statements include the accounts of the Company. The Company has not commenced operations since its inception on May 3, 2006. All activities and expenses incurred are related to the Company’s formation and capital raising activities.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Cash and cash equivalents:

          Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks and other financial institutions.

2.2 Investment held in Trust Account:

          The investment held in the Trust Account consist of U.S. government treasury bills purchased with an original maturity of less than three months at date of acquisition and are stated at amortized cost which approximates fair value. Interest income, including amortization of the premium and discount arising at acquisition is recorded on an accrual basis.

2.3 Use of estimates:

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.4 Income taxes:

          Under current Cayman Islands laws, the Company is not subject to income tax, and accordingly, no income tax expense/benefit has been recognized in respect of the net income/losses incurred.

2.5 Basis and diluted net income/loss per share:

          For the periods concerned, the number of shares used in the calculation of diluted net income/loss per share is equal to the number of shares used to calculate the basic net income/loss per share because the effect of the warrants and the underwriters’ option were not utilized since they are considered contingent shares. At December 31, 2007 and 2006, potentially diluted shares totaled 6,543,500 and 0, respectively.

2.6 Deferred offering costs:

          Deferred offering costs consisted principally of legal, professional and registration fees incurr6ed that were related to the Public Offering. Such costs were ultimately charged against the gross proceeds received from the Public Offering.

NOTE 3 —INITIAL PUBLIC OFFERING

          On January 29, 2007, the Company completed the sale of 5,013,500 units on January 29, 2007 (including 513,500 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007) at a price of $8.00 per unit. Each unit consists of one ordinary share of the Company, $0.001 par value, and one warrant. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing on the later of (a) the completion of a Business Combination with a target business, or (b) January 23, 2008. The warrants expire on January 23, 2011. The Company may redeem the warrants (including any warrants issued upon exercise of the unit purchase option described below) at a price of $0.01 per warrant at any time after the warrants become exercisable to the extent the last sales price of the Company’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period.

          The Company’s directors and officers, or their designees, have also purchased a total of 900,000 warrants prior to the closing of the Offering at $1.20 per warrant for an aggregate purchase price of $1,080,000 (the “Founding Director Warrants”). The Founding Director Warrants were purchased separately and not in conjunction with ordinary shares in the form of units. The purchase price of the Founding Director Warrants has been added to the proceeds from the Offering to be held in the Trust Account pending completion of a business combination. If the Company does not complete a Business Combination then the purchase price of the Founding Director Warrants will become part of the liquidation distribution and the Founding Director Warrants will expire worthless.

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

          In addition, on January 29, 2007, the Company sold to the underwriters, for $100, an option to purchase up to a total of 315,000 units as compensation for their services (the “unit purchase option”). The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering. In lieu of paying the exercise price of $10.00 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The unit purchase option expires on January 23, 2012 and is exercisable at $10.00 per Unit commencing on the later of (a) the completion of a Business Combination, or (b) January 23, 2008.

          The sale of the option was accounted for as an equity transaction. Accordingly, there was no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale. We have estimated, based upon a Black-Scholes model, that the fair value of the option on the date of sale is approximately $1,058,652, using an expected life of five years, volatility of 48.3%, and a risk-free interest rate of 5.093%. However, because our units do not have a trading history, the volatility assumption is based on information currently available to management. We believe the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of our units. The volatility calculation is based on the average of the volatilities using daily historical prices over the past five years of each of 67 companies drawn from the Shanghai Stock Exchange Composite Index that had market capitalizations of less than $75,000,000. Although an expected life of five years was used in the calculation, if we do not consummate a business combination within the prescribed time period and we automatically dissolve and subsequently liquidate the trust account, the option will become worthless.

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

NOTE 4 — COMMITMENTS

          The Company utilizes certain limited administrative, technology and secretarial services, as well as certain limited office space provided by an affiliate of one of the Initial Shareholders. Such affiliate has agreed that, until a Business Combination, it will make such services available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate up to $7,500 per month for such services commencing on the effective date of the Public Offering.

          In addition, the Company has agreed to pay to Morgan Joseph & Co., Inc. serving as the underwriting syndicate’s representative, seven percent (7%) of the gross proceeds of the offering (the “Underwriters’ Discount”). Five percent (5%) of the gross proceeds ($2,005,400 including the exercise of the over-allotment option) have been paid upon the closing of the Public Offering. Morgan Joseph & Co., Inc. has agreed to defer payment of the remaining two percent (2%) of the gross proceeds ($802,160) until completion of a Business Combination. Until a Business Combination is complete, these funds will be placed in the Trust Account. If the Company does not complete a Business Combination then the 2% deferred fee will become part of the liquidation distribution.

          As discussed in Note 3, the Company’s Founding Directors purchased 900,000 Warrants at a price of $1.20 per Warrant for a total gross proceeds of $1,080,000. Each of the Company’s Initial Shareholders or their designees cannot sell these warrants until the consummation of a business combination. These warrants will be non-callable as long as they are held by the Company’s Initial Shareholders or their designees.

NOTE 5 — UNSECURED PROMISSORY NOTES

          The Company had issued an aggregate of $210,000 of unsecured promissory notes to five Initial Shareholders. The notes were non-interest bearing and were paid on the consummation of the Public Offering.

NOTE 6 — PREFERRED SHARES

          The Company is authorized to issue 1,000,000 shares of preferred shares with such designations and other voting rights and preferences as may be determined from time to time by the Board of Directors.

NOTE 7— AMOUNT OF EQUITY SUBJECT TO POSSIBLE REDEMPTION

          The Company is required to obtain shareholder approval for any business combination of a target business. In the event that public shareholders owning 20% or more of the ordinary shares sold in the Public Offering vote against a Business Combination, the Company will not proceed with a Business Combination if the public shareholders exercise their redemption rights. That is, the Company can still effect a business combination if the public shareholders owning up to approximately 19.99% of the ordinary shares sold in the Public Offering exercise their redemption rights.

          This redemption obligation with respect to up to 19.99% of the ordinary shares sold in the Public Offering will exist regardless of how a business combination is structured. That is, the Company would be required to redeem up to an amount equal to the product of approximately 19.99% of the 5,013,500 ordinary shares sold in the Public Offering (or 1,002,199 ordinary shares) multiplied by an initial cash per-share redemption price of $7.60. The actual per-share redemption price will be equal to the quotient of the amount in the Trust Account plus all accrued interest not previously released to the Company, as of two business days prior to the proposed consummation of the business combination, divided by 5,013,500 ordinary shares.

          Accordingly, under the provision of EITF D-98, Classification and Measurement of Redeemable Securities, the Company has classified 19.99% of the net proceeds from the Public Offering, or $7,952,282 as outside permanent equity.