Form 20-F
period 2008-12-31
China TopReach Inc.
filed 2009-06-02
CIK 1363614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________

COMMISSION FILE NUMBER: 000-52416
China TopReach Inc.
(Formerly ChinaGrowth South Acquisition Corporation)
(Exact Name of Registrant as Specified in its Charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

6th Floor, Hua Fu Tower
121 Gu Tian Avenue
Fuzhou City, China 350001
(Address of principal executive offices)

Zhi Chen, 086-591-83358963 (telephone), 086-591-83302585(facsimile)
6th Floor, Hua Fu Tower
121 Gu Tian Avenue
Fuzhou City, China  350001
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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of the registrant’s units, ordinary shares and warrants outstanding as of the close of the period covered by the annual report was 50,707, 7,640,352 and 5,812,086, respectively.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes   ☒ No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one): Large accelerated filer☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.U.S. GAAP ☒   International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes   ☒No

i

  INTRODUCTION

In this annual report, unless otherwise indicated,

(1) “we,” “us,” “our company” “the company,” “our” and “China TopReach” refer to China TopReach Inc. (formerly known as ChinaGrowth South Acquisition Corporation) (A Development Stage Company), its predecessor entities and subsidiaries;

(2) “ChinaGrowth” refer to ChinaGrowth South Acquisition Corporation and its predecessor entities and subsidiaries;

(3) “OMH” refers to Olympia Media Holdings Ltd. and its predecessor entities and subsidiaries;

(4)  “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

(5) “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

(6) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.

Under the laws of the Cayman Islands and our Memorandum of Association, we are authorized to issue “ordinary shares” rather than “common stock” and the holders of our ordinary shares are referred to as “members” rather than “shareholders.” In this annual report, references that would otherwise be to ordinary shares and members are made to common stock and shareholders, which are terms more familiar to investors on the OTC, which is where our shares are listed.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

In January 2009, ChinaGrowth acquired all of the issued and outstanding stock of OMH. Before such acquisition in January 2009, ChinaGrowth was a blank check company with no operations and had been formed as a vehicle for an acquisition of an operating business in China. Following the completion of the business combination, ChinaGrowth changed its name to China TopReach Inc.

This annual report on Form 20-F includes (1) audited consolidated balance sheets of China TopReach at December 31, 2008 and 2007 and audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows of ChinaGrowth for the fiscal years ended December 31, 2008, 2007 and for the period from May 3, 2006 (Date of Inception) through December 31, 2008; (2) audited consolidated balance sheets of OMH at December 31, 2008 and 2007 and audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows of OMH for each of the fiscal years ended December 31, 2008, 2007 and 2006;and (3) an unaudited pro forma consolidated balance sheet at December 31, 2008 and an unaudited pro forma consolidated statement of income for the fiscal year ended December 31, 2008, giving effect to the acquisition of all of the issued and outstanding stock of OMH by ChinaGrowth which took place on January 27, 2009.

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

      China TopReach Inc. is a Cayman Islands company that is referred to in this annual report on Form 20-F, as “China TopReach” “the company,” “we,” “us,” or “our.” When used in this annual report, the term “initial shareholders” shall mean the shareholders of the company immediately prior to our initial public offering, unless the context otherwise requires. This annual report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A.      Selected Financial Data

The following tables present selected historical consolidated financial data for ChinaGrowth and OMH and selected unaudited pro forma consolidated financial data giving effect to ChinaGrowth’s acquisition of OMH.

The selected consolidated statement of operations data for ChinaGrowth for the years ended December 31, 2008 and 2007 and for the period from May 3, 2006 (Date of Inception) through December 31, 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from the audited consolidated financial statements of ChinaGrowth included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes and Item 5, “Operating and Financial Review and Prospects.”

The selected statement of operations data for OMH for the years ended December 31, 2006, 2007 and 2008 and the selected balance sheet data for OMH as of December 31, 2007 and 2008 have been derived from the audited financial statements of OMH included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes and Item 5, “Operating and Financial Review and Prospects.”

Olympia Media Holdings Selected Statement of Operations Data
(Expressed in U.S. dollars)

	For the year ended December 31, 2008	For the year ended December 31, 2007	For the year ended December 31, 2006
	(in thousands, except per share data)
Revenues	$56,216	$23,033	$12,463
Cost of sales and business taxes	36,336	14,575	8,812
Gross profit	19,880	8,458	3,651
Income from operations	13,057	5,233	1,714
Net income	$11,511	$4,285	$1,319
Net income per share – basic	$230.21	$85.69	$26.36
Net income per share – diluted	$230.21	$85.69	$26.36
Weighted average number of shares outstanding – basic	50,000	50,000	50,000
Weighted average number of shares outstanding – diluted	50,000	50,000	50,000

Olympia Media Holdings Selected Consolidated Balance Sheet Data

	December 31, 2008	December 31, 2007
	(in thousands)
Current assets	23,788	10,372
Total assets	54,440	33,004
Current liabilities	30,920	22,228
Total liabilities	30,920	22,228

China TopReach Inc.
(Expressed in U.S. dollars)

	For the year ended December 31, 2008	For the year ended December 31, 2007	For the period from May 3, 2006 (Date of Inception) through December 31, 2008
	(in thousands, except per share data)
Operating expenses	$368	$282		$667
Loss from operations	(368)	(282)		(667)
Interest income	591	1,686		2,279
Net income	$222	$1,404		$1,612
Net income per share—basic and diluted	$0.04	$0.25	$
Weighted average number of shares outstanding - basic and diluted	6,138,500	5,724,692

Balance Sheet Data:

	December 31, 2008	December 31, 2007
	(in thousands)
Current assets	$40,436	$40,203
Total assets	$40,436	$40,203

Current liabilities	$844	$833
Common stock subject to possible conversion of 1,002,199 shares at conversion value	$8,070	$7,952
Total liabilities	$8,914	$8,785

Selected Unaudited Pro Forma Consolidated Financial Data

On January 27, 2009, ChinaGrowth acquired all of the issued and outstanding stock of OMH and its name was changed to China TopReach.  Before such acquisition in January 2009, ChinaGrowth was a blank check company with no operations and had been formed as a vehicle for an acquisition of an operating business in China.

The stock purchase transaction resulted in shareholders of OMH obtaining a majority of the voting interests in China TopReach (formerly known as ChinaGrowth). Generally accepted accounting principles require that the company whose shareholders retain the majority voting interest in a combined business be treated as the acquirer for accounting purposes. Since ChinaGrowth did not have any assets with operating substance except cash, the transaction has been accounted for as a reorganization and recapitalization of OMH. The stock purchase transaction utilizes the capital structure of ChinaGrowth and the assets and liabilities of OMH are recorded at historical cost. Although OMH will be deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of China TopReach as the surviving corporation will not change.

We have presented below selected unaudited pro forma consolidated financial data that reflects the result of the stock purchase transaction and is intended to provide you with a better picture of what our businesses might have looked like had they actually been combined during the period and at the date presented. The consolidated financial data may have been different had the companies actually been consolidated during the period and at the date presented. The selected unaudited pro forma consolidated financial data does not reflect the effect of asset dispositions, if any, or cost savings that may result from the stock purchase. You should not rely on the selected unaudited pro forma consolidated financial data as being indicative of the historical results that would have occurred had the companies been consolidated or the future results that may be achieved after the stock purchase.

The selected unaudited pro forma combined statement of operations data for the year ended December 31, 2008 and the selected unaudited pro forma combined balance sheet data as of December 31, 2008 have been derived by the application of pro forma adjustments to the historical consolidated financial statements of ChinaGrowth and OMH as of and for the year ended December 31, 2008. The selected unaudited pro forma financial data should be read in conjunction with the unaudited pro forma combined financial statements and accompanying notes included elsewhere in this annual report. You should not rely on the unaudited pro forma combined financial data included below and elsewhere in this report as being indicative of the historical results that would have occurred had the companies been combined or as being indicative of our future performance.

Year ended December 31, 2008
(in thousands, except per share data)
Revenue	$56,216
Cost of sales and business taxes	36,336
Gross profit	19,880
Income from operations	12,689
Net income	11,733

Net income per share
Basic	1.53
Diluted	1.32

Cash dividend per share	—

As of December 31, 2008
(in thousands)
Current assets	$23,537
Total assets	54,188

Current liabilities	36,961
Total liabilities	36,961

Exchange Rate Information

Our functional currency is the RMB, however this report is in U.S. dollars. The financial statements of our foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date. Equity accounts have been translated at their historical exchange rates when the capital transaction occurred. Statements of operations amounts have been translated using the average exchange rate for the year. At December 31, 2008, our revenues and expenses maintained in Renminbi were translated to U.S. dollars at US$1.00 = RMB 6.9623 and our assets and liabilities maintained in Renminbi were translated to U.S. dollars at US$1.00 = RMB 6.8542. The foreign currency translation adjustment of $ has been reported as accumulated other comprehensive income in the consolidated statement of stockholders’ equity and comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Period End	Average	Low	High
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008

January 2008	7.1818	7.2405	7.1818	7.2946
February 2008	7.1115	7.1644	7.1100	7.1973
March 2008	7.0120	7.0722	7.0105	7.1110
April 2008	6.9870	6.9997	6.9840	7.0185
May 2008	6.9400	6.9725	6.9377	7.0000
June 2008	6.8591	6.8993	6.8591	6.9633
July 2008	6.8388	6.8355	6.8104	6.8632
August 2008	6.8252	6.8462	6.7800	6.8705
September 2008	6.7899	6.8307	6.7810	6.8510
October 2008	6.8388	6.8358	6.8171	6.8521
November 2008	6.8254	6.8281	6.8220	6.8373
December 2008	6.8225	6.8539	6.8225	6.8842

(1)	Annual averages are calculated by using the average of the noon buying exchange rates for each trading day during the annual period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

 An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this annual report on Form 20-F before making a decision to invest in our securities.

Risks Related to Our Business

Our limited operating history in the media business may not provide an adequate basis to judge our future prospects and results of operations and successful implementation of strategies

OMH commenced its media business in 2001 and has expanded its operations substantially in recent years. Although OMH has been profitable in the past years, it frequently encountered risks and difficulties in the PRC’s new and rapidly evolving market. In addition, the successful implementation of its strategies, including its plans to enter into more cities and contract with more newspapers, improve electronic newspapers and on-line advertising, which depends on a number of factors including, among others, changes in the PRC media and advertising markets, the availability of funds, competition, government policies and its ability to retain and recruit employees with the relevant industry knowledge and expertise. Any failure or delay in the implementation of any or all of our strategies may have material adverse effect on our growth.

Reliance on the Business Agreements with Newspapers

China TopReach conducts the business of providing content, printing, distribution consultative service and advertising based on the exclusive contracts entered into with 13 newspapers. If China TopReach lost its contractual relationship with some of these newspapers, China TopReach may not be able to find and develop alternative or comparable sources of revenue in a timely manner. Any such event may have a material adverse effect on the operations and financial results. All contracts China TopReach has signed up with newspapers have preferential renewal rights. With the majority of these contracts, such preferential renewal rights can be only achieved when China TopReach has met certain performance criteria. As a result, if China TopReach fails to meet these performance criteria, it may lose its contractual relationship with the newspapers.

The media industry is highly regulated in the PRC, and the administration, interpretation and enforcement of the laws and regulations currently applicable to China TopReach involve uncertainties, which could materially and adversely affect its business and results of operations.

The media industry in the PRC is subject to a number of regulations and restrictions, for example, foreign ownership limitations on editorial right for publication of newspapers. Due to such restrictions, currently China TopReach does not engage in editorial work on newspapers. Although China TopReach provides content to the newspapers and has first right of refusal to acquire all rights, China TopReach cannot control the final content published in the newspapers. The business of newspapers is highly regulated and closely monitored by various government agencies in the PRC. The administration, interpretation and enforcement of the Chinese laws and regulations applicable to China TopReach’s business involve uncertainties that could materially and adversely affect China TopReach’s business and results of operations. Some operating subsidiaries of China TopReach have long-term strategic cooperation relations with newspapers. There is a risk that the business of China TopReach or the strategic partnerships with the newspapers may be deemed as actual involvement in the restricted sections within newspaper operation. There is no assurance that regulatory restrictions will not be strengthened. Unattractive content resulting from such restrictions may adversely affect our prospects and results of operations.

Increasing competition in the print media and from other new media advertising

China TopReach faces competition in the market from other newspapers and other types of media such as magazines, television and radio, as well as from the internet and other new types of media. These different media companies in China compete with China TopReach for readers and advertisement sales. Advertising spending on new media such as online advertising has grown rapidly in the past decade. If the growth rate of advertising spending on new media can be sustained going forward, market share of traditional media may be taken away. While China TopReach believes its strengths and market position have enabled it to compete with others so far, China TopReach cannot give any assurance that it will be able to continue to do so as effectively in the future. If China TopReach is unable to compete effectively against those competitors, China TopReach may lose customers and its financial condition and results of operations may be adversely affected.

China TopReach’s future success depends on the continuing efforts of its senior management team and other key personnel, and its business may be harmed if China TopReach loses their services.

Mr. Zhi Chen, the Chief Executive Officer (“CEO”) of China TopReach together with other key executives have led China TopReach to achieve success. The operations of China TopReach significantly depend on their business vision, industry expertise, experience with the business operations and management skills. If the CEO or other key executives become unable or unwilling to continue in their present positions, China TopReach may not be able to replace them in a timely manner, which would have a material adverse effect on the business and growth prospects. China TopReach also relies on the performance of a number of other key employees. Although China TopReach believes that it has established a reputation in the industry which assists in attracting talented personnel, China TopReach is still vulnerable to adverse consequences from the loss of key employees due to competition for talented personnel among providers of advertising services.

Each of China TopReach’s executive officers and key employees has entered into an employment agreement with China TopReach which contains confidentiality and non-competition provisions. These agreements generally have an initial term of three years, and are automatically extended for successive one-year terms unless terminated earlier pursuant to the terms of the agreements. If any disputes arise between any of its senior executives or key personnel and China TopReach, China TopReach cannot assure you that such executives or key personnel will remain with China TopReach.

Any significant failure in China TopReach’s information technology systems could have a material adverse effect on its business and results of operations.

China TopReach’s business is highly dependent on the ability of its information technology systems, especially its MAITS system, to timely process significant amount of original data related to various industries and advertisers across diversified markets existing in different cities when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. China TopReach has devoted substantial resources to developing, maintaining and updating its information technology system. These systems enable China TopReach to provide consistent high-quality services and maintain its competitive advantages. If China TopReach fails to identify, develop and incorporate new features or technologies in its information technology systems and operations in a timely and cost-effective manner, China TopReach may lose its competitiveness and demand for its services may decrease, which would have a material and adverse effect on its revenues and profitability.

Risks Relating to China TopReach and the Combined Company

Following the Acquisition, we did not receive any funds from the Trust Account which could be used to fund operations and execute our business plan.

Most, if not all, of the funds in the Trust Account were used for repurchases of ordinary shares pursuant to the Private Purchases and the Note Purchase Agreement, to redeem the ordinary shares of members who elect to exercise their conversion rights or to pay other transaction expenses.Therefore, we did not expect to receive any material funds from the Trust Account.In order to fund our operations and grow our business, we will require working capital which the Trust Account will not provide.If we do not obtain equity or debt financing, we will not be able to operate our business or execute our business plan.

Following the Acquisition, the combined company may not be able to secure financing needed for future operating needs on favorable terms, or on any terms at all.

From time to time, following the Acquisition, we may seek additional financing to provide the capital required to maintain our business if cash flow from operations is insufficient to do so.China TopReach cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, China TopReach may be unable to expand its business or to develop new business at the rate desired, and its results of operations may be adversely affected. If China TopReach is able to incur debt, it may be subject to certain restrictions imposed by the terms of the debt and the repayment of such debt may limit its cash flow and its ability to grow. If China TopReach is unable to incur debt, it may be forced to issue additional equity, which could have a dilutive effect on its current shareholders.

The future operating results of China TopReach may differ significantly from its actual historical results as well as the net income targets established in order for the shareholders of OMH to receive additional shares of China TopReach.

The future operating results of China TopReach may differ significantly from its actual historical results as well as the net income targets established in order for the shareholders of OMH to receive additional shares of China TopReach. To the extent the actual net income is significantly lower than actual historical results or the net income targets established in order for the shareholders of OMH to receive additional shares of China TopReach, there could be adverse consequences to China TopReach.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders that exercise their redemption rights.

We may qualify as a passive foreign investment corporation (“PFIC”). A PFIC is defined as a foreign corporation 75% of whose gross income in a taxable year (including its pro rata share of the gross income of any company in which it is considered to own, directly or indirectly, at least 25% of the shares by value) is passive income, or at least 50% of whose assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. If we are a PFIC for any taxable year during which a U.S. shareholder that exercises its redemption rights was a shareholder, and if such U.S. shareholder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares, such U.S. shareholder will be subject to special rules with respect to any gain that it recognizes on the redemption of its shares. Under these special rules, the U.S. shareholder’s gain will be allocated ratably over the U.S. shareholder’s holding period for the shares; the amount allocated to the taxable year in which the U.S. shareholder recognizes the gain will be taxed as ordinary income; the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. shareholder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year. Based on the composition of ChinaGrowth’s assets prior to January 27, 2009 (which have largely consisted of cash and other investment assets), as well as the composition of ChinaGrowth’s income prior to January 27, 2009 (which has largely consisted of interest), it is likely that we qualify as a PFIC in 2006, 2007 and 2008.

We have not had operations, and OMH has not operated as a public company. Fulfilling its obligations incident to being a public company will be expensive and time consuming.

OMH, as a private company, has maintained a relatively small finance, accounting and internal auditing staff. China TopReach does not have an internal audit group. OMH has not been required to maintain and establish disclosure controls and procedures and internal control as will be required. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs. We may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide shareholders the protection of information that must be made available to shareholders of United States public companies.

We are a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States public companies including:

•     The rules requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•     The sections of the Securities Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Securities Exchange Act;

•     Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•     The sections of the Securities Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Provisions in our Amended and Restated Memorandum and Articles of Association regarding when we were required to liquidate and dissolve if no business combination were consummated are open to interpretation. If the SEC or others do not agree with our interpretation of these provisions of our Amended and Restated Memorandum and Articles of Association we may be subject to regulatory action or shareholder claims.

Under our Amended and Restated Memorandum and Articles of Association, in the event that we did not consummate a business combination within 18 months from the date of our IPO, which was January 29, 2007, we were required to liquidate and dissolve unless we had entered a letter of intent, an agreement in principle or a definitive agreement to complete a business combination during such 18-month period, in which case we would have an additional six months, or until January 29, 2009, to complete a business combination. On July 22, 2008, we entered into a memorandum of understanding relating to a business combination. On December 16, 2008, we entered a definitive Share Purchase Agreement to acquire OMH, which was then amended on January 13, 2009. Accordingly, under the terms of our Amended and Restated Memorandum and Articles of Association we had an additional six months to complete a business combination and were not required to liquidate and dissolve until January 29, 2009. If the SEC or others do not agree with our interpretation of these provisions of our Amended and Restated Memorandum and Articles of Association we may be subject to regulatory action or shareholder claims.

Following the Acquisition, expansion of the business of the combined company may put added pressure on the management of CTR, which may impede its ability to meet any increased demand for its services and adversely affect its results of operations.

The business plan of China TopReach is to significantly grow its operations to meet anticipated growth in demand for its services. Growth in its business may place a significant strain on its personnel, management, financial systems and other resources. The evolution of its business also presents numerous risks and challenges, including:

•  the continued acceptance of the services of China TopReach by the media markets;

•  the ability of China TopReach to successfully and rapidly expand media services to potential customers in response to potentially increasing demand;

•  the costs associated with such growth, which are difficult to quantify, but could be significant;

•  the highly competitive nature of the media facilities industry.

If we are successful in obtaining rapid market growth of our services, we will be required to provide a larger volume of services to customers on a timely basis at a reasonable cost to those customers. Such demands would require more capital than China TopReach has available and without more capital, China TopReach may be unable to meet the needs of its customers, which could adversely affect its relationship with its customers and results of operations.

Risks Related to China TopReach’s Corporate Structure

If the Chinese government considers that the contractual arrangements among SF, BJHXT and its shareholders do not comply with applicable PRC laws, China TopReach and its subsidiaries and affiliates could be subject to severe penalties.

Chinese laws place certain restrictions on foreign investment in and ownership of media companies. China TopReach and its Chinese subsidiary, SF, are considered foreign persons or enterprises with foreign investment, and are required to comply with the Chinese law applicable to foreign investment in the media industry. Because of the restrictions, China TopReach does not have ownership interests in BJHXT which holds the licenses and permits necessary to conduct China TopReach’s media business, but conducts China TopReach’s operations in China principally through contractual arrangements among SF, BJHXT and its shareholders.

China TopReach’s contractual arrangements with BJHXT and its shareholders enable China TopReach to:

•  exercise effective control over BJHXT;

•  receive a substantial portion of the economic benefits of BJHXT in consideration for the services provided by SF, China TopReach’s wholly-owned subsidiary in China; and

•  have an exclusive option to purchase all or part of the equity interests in BJHXT when and to the extent permitted by Chinese laws.

Because of these contractual arrangements, BJHXT and its subsidiaries are treated as China TopReach’s consolidated affiliated entities. If China TopReach’s corporate and contractual structures are found to be in violation of any existing or future Chinese laws, China TopReach may have to modify such structures accordingly to comply with regulatory requirements. However, China TopReach cannot assure you that China TopReach can achieve this without material disruption to its business. Further, if the contractual arrangements are found to be in violation of any existing or future Chinese laws, the relevant Chinese regulatory authorities would have broad discretion in dealing with such violations, including:

•  revoking the business and operating licenses of SF and BJHXT;

•  restricting or prohibiting any related-party transactions between SF and BJHXT;

•  imposing fines or other requirements with which China TopReach or SF and BJHXT may not be able to comply;

•  requiring China TopReach or SF and BJHXT to restructure the relevant ownership structure or operations; or

•  restricting or prohibiting China TopReach’s use of the funds released from the Trust Account to finance China TopReach’s business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on China TopReach’s ability to conduct its business.

China TopReach relies on contractual arrangements with BJHXT and its shareholders for China TopReach’s media operations, which may not be as effective in providing operational control as direct ownership.

China TopReach has relied on, and expects to continue to rely on, contractual arrangements with BJHXT and its shareholders to operate its business in China. For a description of these contractual arrangements, see “China TopReach Corporate Structure”. These contractual arrangements may not be as effective in providing China TopReach with control over BJHXT as direct ownership. China TopReach has no direct or indirect equity interests in BJHXT.

If China TopReach had direct ownership of BJHXT, China TopReach would be able to exercise its rights as a shareholder to effect changes in the board of directors of BJHXT, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if BJHXT or any of its shareholders fails to perform their obligations under these contractual arrangements, China TopReach may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under Chinese laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of BJHXT were to refuse to transfer their equity interest in BJHXT to China TopReach or China TopReach’s designee when China TopReach exercises the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward China TopReach, then China TopReach may have to take legal action to compel them to fulfill their contractual obligations.

All of these contractual arrangements are governed by Chinese laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with Chinese laws and any disputes would be resolved in accordance with Chinese legal procedures. The legal environment in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the Chinese legal system could limit China TopReach’s ability to enforce these contractual arrangements. In the event China TopReach is unable to enforce these contractual arrangements, China TopReach may not be able to exert effective control over BJHXT, and its ability to conduct its business may be adversely affected.

Contractual arrangements among China TopReach, its China subsidiary, BJHXT and other parties may be subject to scrutiny by the Chinese tax authorities and a finding that China TopReach or China TopReach’s PRC affiliated entity owe additional taxes could substantially reduce its consolidated net income and the value of your investment.

Under PRC laws, arrangements and transactions among related parties may be subject to audit or challenge by the Chinese tax authorities. China TopReach could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangement among SF, China TopReach’s wholly owned subsidiary in China, and BJHXT does not represent an arm’s-length price and adjust BJHXT’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for Chinese tax purposes, of expense deductions recorded by BJHXT, which could in turn increase their respective tax liabilities. In addition, the Chinese tax authorities may impose late payment fees and other penalties on BJHXT for underpayment of taxes. China TopReach’s consolidated net income may be materially and adversely affected if BJHXT’s tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Chinese regulations on loans and direct investment by offshore holding companies to Chinese entities may delay or prevent China TopReach from using the funds in the Trust Account or proceeds China TopReach may receive from future financing to make loans to its China subsidiaries or affiliates or to make additional capital contributions to its China subsidiaries, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

China TopReach is an offshore holding company conducting its operations in China through its subsidiaries and affiliated entities in China. In utilizing the funds in the Trust Account or proceeds China TopReach may receive from future financing for use by its China subsidiaries and affiliates as operational capital, China TopReach may make loans to its China subsidiaries and affiliates, or China TopReach may make additional capital contributions to its China subsidiaries.

Any loans China TopReach makes to either of Fuzhou Han Ding Network Science and Technology Co., Ltd, Beijing Han Ding Advertising Co., Ltd and Fuzhou Hong Xin Tu Printing Co., Ltd (collectively, the “FIEs”), which are treated as foreign-invested enterprises under Chinese laws, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable Chinese laws, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under Chinese laws. If China TopReach was to advance some funds to the FIEs in the form of loans and such funds exceed the maximum amount of borrowings of the subsidiary, China TopReach would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, China TopReach might have to make capital contributions to the FIEs in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if China TopReach makes loans to the FIEs that do not exceed their current maximum amount of borrowings, China TopReach will have to register each loan with SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by SAFE, SAFE or its local counterpart will issue a registration certificate of foreign debts within 20 days after reviewing and accepting its application. In practice, it may take longer to complete such SAFE registration process.

Any loans China TopReach makes to any subsidiary or affiliate which is a China domestic company rather than foreign-invested enterprise under Chinese laws, such as BJHXT, are also subject to various Chinese regulations and approvals. Under applicable Chinese regulations, medium- and long-term international commercial loans to Chinese domestic companies are subject to approval by the National Development and Reform Commission, and short-term international commercial loans to Chinese domestic companies are subject to the balance control system administered by SAFE. Due to the above restrictions, China TopReach is not likely to make loans to subsidiaries or affiliates which are Chinese domestic companies.

Any capital contributions China TopReach makes to the FIEs must be approved by the Ministry of Commerce of China or its local counterparts and registered with SAFE or its local counterparts. Such applications and registrations could be time consuming and their outcomes would be uncertain.

China TopReach cannot assure you that China TopReach will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by China TopReach to its China subsidiary or affiliated entity or with respect to future capital contributions by China TopReach to its China subsidiary. If China TopReach fails to complete such registrations or obtain such approvals, its ability to use such future loans or capital contributions to capitalize or otherwise fund its China operations may be negatively affected, which could adversely and materially affect its liquidity and its ability to fund and expand its business.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for China TopReach’s services and adversely affect its competitive position.

Substantially all of China TopReach’s business operations are conducted in China. Accordingly, China TopReach’s business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on China TopReach. For example, China TopReach’s business, financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to China TopReach.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. The PRC government has implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of China’s economy that it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect China TopReach’s liquidity and access to capital and China TopReach’s ability to operate its business.

Uncertainties with respect to the PRC legal system could adversely affect China TopReach.

China TopReach conducts its business primarily through its subsidiaries and affiliates in China. China TopReach’s operations in China are governed by PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, China TopReach may not be aware of its violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. China TopReach receives substantially all of its revenues in RMB. Under its current corporate structure, its income is primarily derived from dividend payments from its PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of its PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to China TopReach, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents China TopReach from obtaining sufficient foreign currency to satisfy its currency demands, China TopReach may not be able to pay dividends in foreign currencies to its shareholders, including holders of its common shares.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and November 30, 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Substantially all of China TopReach’s revenues and costs are denominated in RMB, and a significant portion of its financial assets are also denominated in RMB. China TopReach principally relies on dividends and other distributions paid to China TopReach by its subsidiaries and affiliated entities in China. Any significant revaluation of the RMB may materially and adversely affect its cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, its common shares in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to China TopReach, to the extent that China TopReach needs to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when China TopReach translates its U.S. dollar denominated financial assets into RMB, as the RMB is its reporting currency.

Risks Relating to Our Securities

If we do not pay dividends on our shares, our shareholders will only benefit from an investment in our shares if such shares appreciate in value.

Our board of directors may make any determination to pay dividends in the future, depending upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders purchased their shares.

Shares to be potentially issued may have an adverse effect on the market price of our shares.

As of March 31, 2009, there were 7,691,059 shares outstanding of which our public shareholders held approximately 171,087. In addition, in connection with our IPO, we issued warrants to purchase 5,013,500 shares. Our initial directors and initial executive officers and/or certain of their affiliates also hold warrants to purchase 900,000 shares at US$6.00 per share. We also issued an option to purchase up to a total of 315,000 units to the representative of the underwriters of our IPO which, if exercised, will result in the issuance of an additional up to 315,000 warrants and an additional up to 315,000 shares. In addition, assuming all the after-tax profit targets set forth n the Share Purchase Agreement executed in connection with the Acquisition are met, we will need to issue up to a total of 15,759,000 ordinary shares to those who were shareholders of OMH at the time of the Acquisition. The sale, or even the possibility of sale, of the shares could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. Upon the issuance of the additional shares, you may experience dilution to your holdings.

China TopReach’s securities are quoted on the OTC, which may limit the liquidity and price of our securities more than if our securities were listed on the Nasdaq Global Market or the New York Stock Exchange,  and the trading price for our ordinary shares may fluctuate significantly.

Our ordinary shares, warrants and units are quoted on the OTC. We believe that the quotation of our securities on the OTC will limit the liquidity and price of our securities more than if our securities were listed on the Nasdaq Global Market or the New York Stock Exchange. Although we intend to apply to list our ordinary shares on the Nasdaq Global Market, we cannot assure you that we will satisfy the applicable listing requirements.  Compliance with all of the applicable provisions of the Sarbanes-Oxley Act will likely be a further condition of continued listing or trading. There is no assurance that if we are granted a listing on the Nasdaq Global Market we will always meet the Nasdaq Global Market listing requirements, or that there will be an active, liquid trading market for our ordinary shares in the future. Failure to meet the Nasdaq Global Market listing requirements could result in the delisting of our ordinary shares from the Nasdaq Global Market, which may adversely affect the liquidity of our shares, the price that can be obtained for them, or both.

Risks Relating to the Acquisition

If the Acquisition’s benefits do not meet the expectations of financial or industry analysts, the market price of China TopReach’s securities may decline.

The market price of our securities may decline as a result of the Acquisition if, among others:

•  we do not achieve the perceived benefits of the Acquisition as rapidly as, or to the extent that, any financial or industry analysts may anticipate; or

•  the effect of the Acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

CHINAGROWTH

ChinaGrowth was a blank check corporation organized under the laws of the Cayman Islands on May 3, 2006.  ChinaGrowth was originally incorporated as “ChinaGrowth South Acquisition Corporation” but changed its name to China TopReach Inc. on January 27, 2009.  ChinaGrowth was formed to effect a business combination with an unidentified operating business that had its primary operating facilities located in the PRC in any city or province south of the Yangtze River. On January 29, 2007, we consummated our initial public offering and approximately US$36,000,000 of the IPO net proceeds was placed in a trust account.  Before its acquisition of all of the outstanding capital stock of OMH, the prices of ChinaGrowth’s common stock, warrants to purchase common stock and units (each unit consisting of one share of common stock and two warrants to purchase common stock) were quoted on the Over-the-Counter Bulletin Board. Approximately $38 million of the net proceeds of the initial public offering was placed in a trust account and was released to China TopReach upon consummation of its acquisition of OMH, the leading privately owned aggregator and operator of print media businesses in China. Approximately $1.38 million from net proceeds of initial public offering remained with China TopReach after shareholders redeemed their stocks. Other than its initial public offering and the pursuit of a business combination, ChinaGrowth did not engage in any business.

Business Overview of China TopReach

China TopReach (formerly known as ChinaGrowth South Acquisition Corporation), following the consummation of the acquisition of all of the outstanding capital stock of OMH, is now the leading privately owned aggregator and operator of print media businesses in China. The Company has established a print media network consisting of 13 newspapers with a circulation of approximately 3 million across China, reaching 17 cities covering an aggregate population of 76 million. Together with its on-line newspaper website www.duk.cn, China TopReach provides advertising services to approximately 3,200 corporate clients annually. China TopReach usually enters into exclusive contracts for full or partial cooperations with newspapers. Under a fully cooperative contract, the Company manages advertising operation and printing of the newspapers, and provides select content and distribution consultative service to the newspapers. Under a partially cooperative contract, China TopReach manages part of advertising operations of the newspapers.

China TopReach initiated a new cooperation model with newspapers located in Fujian Province in 2005, which allows the Company, upon certain deposits to newspapers, to engage in full or partial cooperation with newspapers through exclusive contracts, except final editorial rights which are prohibited by PRC law. Nonetheless, China TopReach obtained the right of first refusal to acquire the editorial rights when PRC law permits. To establish a nationwide print media network, China TopReach only signs up exclusive agreements with either the 2nd or the 3rd largest local newspaper, in terms of circulation, located in more economically developed urban areas, such as Fuzhou, Kunming and Shenyang. This geographic focus enables China TopReach to achieve steady growth in advertising revenues driven primarily by increasing personal wealth and urbanization.

The newspapers with which China TopReach has contracted focus on the daily life and general interests of local residents, who are attracted by the most up-to-date local news, events and related information. Other popular content include international and domestic news, development of key events with in-depth commentary, sports and entertainment news and events and classified advertisements. Due to the wide variety of interests from readers in these newspapers, the Company has been able to provide advertising services to customers from a number of different industries.

OMH Corporate Structure

OMH is a holding company incorporated under the laws of the British Virgin Islands, which conducts substantially all of its operations through its operating subsidiaries and affiliates in the PRC., In July 2008, the shareholders of OMH’s operating entities recapitalized the ownership in OMH for purpose of fund-raising The table below identifies the beneficial and record shareholders of OMH. All of the record owners are British Virgin Islands companies formed by these respective beneficial owners for the purpose of holding their stock in OMH, except that Index Asia Pacific Limited is formed under the laws of Hong Kong Special Administrative Region.

Beneficial Owner	Record Owner	Number of Shares Owned	Percentage of ownership of OMH
Index Asia Pacific Limited	Index Asia Pacific Limited	13,421	26.8415%
Zhi Chen	Topbig International Development Limited	10,794	21.5881%
Peifeng Hong	Blazing Sun Holdings Ltd.	4,238	8.4762%
Yutong Lin	Luck Smart Limited	2,838	5.6763%
Jingui Zhang	Wing Keen Management Limited	943	1.8868%
Ziquan Chen	Adoration Management Limited	1,486	2.9724%
Shiquan Yu, Gang Li, Kaining Xu	Keep Profit International Capital Limited	8,329	16.6570%
Ying Lv, Chanjuan Shi	Aotian Holdings Ltd.	7,951	15.9015%
	Total	50,000	100%

The following diagram illustrates the corporate structure and the place of formation of OMH’s subsidiaries and affiliates:

Notes:

(1)	Other subsidiaries consist of various PRC subsidiaries operating advertising and related business in China;

(2)	SF has 100% controlled all other subsidiaries except Shen Yang Zhu Qin Shi Fang Media Development Co., Ltd., of which 51% ownership has been owned by SF.

BJHXT currently holds a license for the general distribution of books, newspapers and periodicals. Under PRC laws, foreign-invested enterprises are prohibited from engaging in such business. Through the contractual arrangements as described below, one of OMH’s wholly owned subsidiaries, SF, has entered into contractual arrangements with BJHXT and its shareholders, Zhi Chen, Jingui Zhang, Yibin Qiang and Yulin Lin, and such contractual arrangements enable SF to (1) receive a substantial portion of the economic benefits from BJHXT; (2) exercise effective control over BJHXT, and (3) have an exclusive option to purchase all or part of the equity interests in BJHXT when and to the extent permitted by the PRC laws. Accordingly, by virtue of the contractual arrangements, OMH consolidates BJHXT’s results, assets and liabilities in OMH’s financial statements.

(1) Services Agreement. SF has entered into a Services Agreement with BJHXT, pursuant to which, SF exclusively provides consulting services to BJHXT in exchange for service fees. This agreement enables the transfer of substantial portions of economic interests from BJHXT to SF.

(2) Loan Agreement. SF and BJHXT’s shareholders have entered into a Loan Agreement, pursuant to which SF loaned RMB 5.4 million to Jingui Zhang and RMB 3 million to Zhi Chen and RMB 13.5 million to Yibin Qiang and RMB 8.1 million to Yulin Lin, to fund the payment by BJHXT’s shareholders of the acquisition price of all the equity interests in BJHXT.

(3) Equity Pledge Agreement. SF, BJHXT and its shareholders have entered into an Equity Pledge Agreement, pursuant to which, each of the shareholders of BJHXT has pledged all of its equity interests in BJHXT to SF to guarantee the repayment of the loan under the Loan Agreement and the payment of service fees under the Services Agreement.

(4) Voting Rights Proxy Agreement. SF, BJHXT and its shareholders have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the shareholders of BJHXT has granted to SF and the designee(s) of SF, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the directors and senior officers of BJHXT.

(5) Exclusive Purchase Option Agreement. SF, BJHXT and its shareholders have entered into an Exclusive Purchase Option Agreement, pursuant to which, each of the shareholders of BJHXT has irrevocably and unconditionally granted SF or its designee(s) an exclusive option to purchase, at any time if and when permitted under PRC laws, all or any portion of the equity interests in BJHXT for the lowest price permissible under PRC laws.

The Acquisition and the Share Purchase Agreement

Under the terms of the Share Purchase Agreement, ChinaGrowth acquired all of the issued and outstanding share capital and other equity interests of OMH for a consideration consisting of (i) US$6 million in cash (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient), (ii) 6,259,000 ordinary shares of ChinaGrowth to be issued at the closing, including 2,000,000 shares of ChinaGrowth to be held in an escrow account, (iii) subject to the surviving company meeting its after-tax profits thresholds of RMB78,200,000 and RMB115,600,000 (approximately US$11.5 million and US$17 million) for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 ordinary shares of ChinaGrowth held in the escrow account will be released to the current OMH shareholders, and (iv) on an all or none basis, if, on a consolidated basis, the surviving company achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011and 2012, additional ordinary shares of China TopReach, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amounts do not accumulate)

2009	RMB 136,000,000 (Approximately US$20 million)	2,000,000
2010	RMB 197,200,000 (Approximately US$29 million)	2,500,000
2011	RMB 278,800,000 (Approximately US$41 million)	2,500,000
2012	RMB394,400,000 (Approximately US$58 million)	2,500,000

Note: US$ dollar amounts were calculated using the exchange rate of RMB6.8/US$1.

In addition, ChinaGrowth directors and executive officers agreed to forfeit 200,000 ordinary shares of ChinaGrowth upon the consummation of the Acquisition and transfer additional 200,000 ordinary shares to Keep Profit International Capital Limited, one of OMH shareholders.

Recent Developments

In January 2009, the Company has entered into full cooperation agreement with Modern Life Daily, the second largest newspaper by circulation in the region covering Nanning, Beihai, Qinzhou and Guilin of  Guangxi Province. Prior to January 2009, the Company worked with the newspaper under a partial cooperation agreement. Moder Life Daily, with approximately 450,000 readers and 150,000 daily circulations, is a city newspaper that provides news and wide variety of information to people living in the region.. The in-depth cooperation including advertising and content providing enables the Company to capture the fast growing print media market in Southwest China.

Chinese Media Industry Overview

Size and Growth

In recent years, the Chinese media industry has achieved attractive growth rates. In 2007, total revenue of the Chinese media industry grew 13.6% to approximately US$63.2 billion. It’s expected that the total revenue will grow 13.1% to approximately US$77.9 billion in 2008, according to Report on Development of Chinese Media Industry 2007~2008. Comparatively, the growth of rate of the media industry in the United States of America between 2002 and 2007 was approximately 6.1%, according to Big Media & Big Vision – Deep Research Report on Media Industry 2008 by Pingan Securities Company Ltd.

The media industry in China has significant growth potential. The total revenue of Chinese media industry only represented approximately 1.93% of China’s 2007 GDP, while the media industry revenue represented 6.3% of the U.S. GDP and 6.2% of Japan’s GDP, according to Big Media & Big Vision – Deep Research Report on Media Industry 2008 by Pingan Securities Company Ltd. As a percentage of the total worldwide media industry revenue, the U.S. represents approximately 44%, Europe 31.2%, while China accounts for 3.7%, according to The Investment Strategy for Media Industry in the Second Half of 2008 by CITIC Securities Co., Ltd.

Growth Drivers

•	Increasing disposable income driven by rapid and sustained economic growth

Based on the historical growth of the media sectors in Japan and the U.S., if the GDP per capita exceeds US$3,000, the spending on culture and entertainment increased substantially as a percentage of income. China’s GDP per capita was US$2,558 in 2007, thus the expenditure on entertainment is expected to increase considerably in the near future. (Source: 2008 Interim Investment Strategy Report on Media Industry by Guosen Securities Co., Ltd.)

•	Rapid urbanization

Rapid economic growth has created substantial wealth in China in recent years, particularly in urban areas, where approximately 44.9% of the total Chinese population, or 593 million people, now reside. The urban population was only 36% in 2001 and 26% in 1990. The unprecedented speed of China’s urbanization is expected to continue since it is estimated that nearly 70% of the population will live in urban areas by 2035, according to the CIA WorldFactBook, August 2008. Historically, advertising spending in China has been highly concentrated in more economically developed urban areas where income per capita is much higher than in rural areas in China. Increasing consumption expenditures caused by urbanization will drive demand for print media. The following table sets forth household consumption expenditure data for the period between 1997 and 2007.

Household Consumption Expenditure in RMB
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Rural	1,722	1,730	1,766	1,860	1,969	2,062	2,103	2,301	2,560	2,847	3,210
Urban	5,823	6,109	6,405	6,850	7,113	7,387	7,901	8,679	9,410	10,423	11,777

Source: China Statistical Yearbook 2008

Print Media Sector in China

Newspapers are Still the Most Popular Information Source in China

According to the Fifth Chinese National Readership Statistics published by China Publishing Scientific Research Institute, newspaper reading rate in China was 73.8% in 2007, the highest among various information sources. Newspapers in China have the following characteristics:

•	Newspapers continue to be a popular, growing source of news and information for the general population in China;

•	Newspapers are available at relatively low costs and easy to access, helpful to new citizens who have recently moved from rural areas;

•	Newspapers provide a steady target customer base for advertisers, increasing the advertising effectiveness;

•	Newspapers allow advertisers to provide detailed information of their products or service to readers;

•	Newspapers enable readers to retain advertisements in which they are interested in for future reference;

•	Newspaper readers possess a higher average literacy level than the audience for television and radio;

•	Newspapers have special advantages in news reporting, especially for local news, while websites in China have no editing and reporting rights; (Source: Global Times)

•
Newspapers are also more reliable than websites. Only approximately 20% of readers rely on websites for news, and the websites of traditional media companies are the most reliable among all websites. (Source: Global Times)

Growth Drivers for Print Media

•	Low ownership ratio of newspaper

In China, the newspaper ownership ratio per one thousand people was only 77, which increased from 60 in 2000 but was still lower than the world average ratio of 96. This ratio was approximately 190 in the U.S. and 420 in Japan, according to Report on Development of Chinese Media Industry 2007~2008. The low ownership ratio of newspapers in China presents demand for a variety of newspapers and an increase in circulation, especially for city newspapers.

•	Increasing literacy rate in China

According to Report on China’s Human Development 2007~2008 issued by the United Nations on November 16, 2008, compulsory education has covered all of China, and Chinese adult literacy rate reached 90.7%, well above the world average adult literacy rate of 78%. The increasing literacy rate is a meaningful indicator that an expanding demographic base will be newspaper readers.

Size and Growth

The following chart illustrates composition of total revenues of China’s media sector:

2007 Chinese Media Revenue Category

Source: Report on Development of China’s Media Industry 2007-2008

2007	Newspaper		Magazine		Total Print Media
	Revenue		Revenue		Revenue
	(US$ in billion)%		(US$ in billion)%		(US$ in billion)%

Advertising	5.08	60%	0.42	17%	6.10	51%

Circulation	3.39	40%	2.12	83%	5.91	49%

Total	8.47	100%	2.54	100%	12.01	100%

Source: Report on Development of China’s Media Industry (2007-2008)

The advertising revenues of Chinese newspapers have grown at a CAGR of 17% for the past ten years. In 2007, the total advertising revenues of Chinese newspapers were approximately US$5 billion, compared with advertising revenues of approximately US$42 billion in the U.S, according to Newspaper Association of America. According to the latest advertising market report issued by CTR, the advertising revenues of newspapers already reached US$5.5 billion for the first three quarters in 2008, while the total Chinese advertising revenue was approximately US$38 billion.

Chinese Newspaper Advertising Revenues

Source: CITIC Securities Co., Ltd, The Investment Strategy for Media Industry in the second half of 2008, 2008

Chinese Newspaper Industry Presents Attractive Consolidation Opportunity for Private Players

•
High fragmentation. There were approximately 1,938 newspapers in China as of 2006, the largest number in the world, according to Report on Development of China’s Media Industry 2007-2008, while there were approximately 1,400 newspapers in the U.S., according to Morgan Stanley Research. However, the average advertising revenue per Chinese newspaper was only approximately US$2 million a year, while it was approximately US$33 million in the U.S.

•
Limitation on scale. Chinese newspaper companies have limited ability to acquire newspapers in different cities and regions due to local protection and legacy administration practice. Such limitation impedes Chinese publishers from increasing in size and building a nationwide network.

The Opening-up in China’s Media Industry

In recent years, China has begun reforming and opening up the traditional media industry thus creating large opportunities for private investments and public exits from this industry. Compared with other state-owned monopoly industries in China, Chinese media industry is deemed as the “Last Gold Mine”.

In March 2003, the Chinese Communist Party (CCP) Central Committee assigned nine regions including Beijing, Shanghai, Chongqing and Zhejiang to pilot the reform of China’s cultural system.

In January 2006, the CCP Central Committee and the State Council published “Certain opinions for deepening the reforms of cultural system”. It said the country had to “make it a priority to develop a number of strong, competitive and influential cultural enterprises, support and encourage large state-owned cultural enterprises to carry out cross regional and cross-media merger and restructuring, and encourage cross holdings of the operating subsidiaries media entities within the same region. We will strongly promote the adjustment of the ownership structure in the cultural arena, with state ownership as the main form, but will encourage and support non-state capital to enter areas of the cultural industry where policy allows, thus gradually creating a cultural industry that is led by state-owned capital but developed by various forms of ownership. We will push to improve cultural industries, with the help of advanced technology.”

In May 2007, the Propaganda Department of the Chinese Communist Party published the “Report on China’s reform of cultural institutions”. The document notes that “when the news media entity changes its structure, especially when entering into a joint venture with capital from outside the industry, it must on the one hand follow investment and financing rules, emphasizing that outside capital cannot enter into the propaganda business, and on the other hand ensure increased value for state owned assets and cultural security at the same time.” The document also sets the goals for the reform of the cultural system. “Our objectives are to allow various types of investors, to encourage cross holdings of legal entities, to promote the reform of ownership, to break through industry boundaries, to promote the consolidation of resources, to create a number of large and competitive cultural entities and groups, some of which will be listed on the stock market if their conditions are right, so that they can become strategic investors in the cultural industry, and take pole position in market development. We aim to set concrete rules to give preferential policy and resources support to the pioneer entities and regions in the cultural region, to ensure that the early movers will reap the early benefits and that they will not be disadvantaged.”

From the “report” and the “opinions” referred to above, it can be concluded that the Chinese government favors nurturing strong cultural enterprises with favorable policies and resources, and, to a certain extent, creating organic integration with capital and industry. This means allowing and encouraging quality cultural enterprises to grow with the help of capital markets, and the consolidation of other cultural resources.

Strengths of China TopReach

Integrated print media service platform

The Company has gained significant experience and know how in meeting the demands of advertisers, readers and newspapers, and achieving continued growth in advertising revenues. China TopReach provides integrated planning service for newspapers and advertisers to attract more readers. Such integrated service platform enables China TopReach to hold competitive advantages over advertising agencies, gain and maintain long-term cooperation relationships with local newspapers, and retain preference of its readers.

First mover as a private aggregator of newspaper operations

China TopReach pioneered the business model to engage full or partial cooperations with newspapers through exclusive contracts and was the first private company to run operations for newspapers in Fujian Province. Furthermore, no other company has successfully executed this business model and established a network as China TopReach did with 13 newspapers across China. China TopReach also obtained right of first refusal to acquire the editorial rights when PRC law permits, which positioned China TopReach strategically to become a full scale print media company.

Proven track record in print media sector

By successfully cooperating with 13 newspapers, the Company has built a solid reputation in the print media sector. As it expands business into new regions, China TopReach carefully selects newspapers with thorough research and gradually increases the range of cooperation it contracts. The newspapers in which the Company is interested are usually the 2nd or the 3rd largest by circulation in more economically developed cities and regions. After gaining substantial understanding of attributes of the new markets, the Company will take a further step to engage comprehensive cooperation with the newspapers, including content planning, advertising, printing and distribution consultative service. Additionally, China TopReach assists newspapers in analyzing local competitive landscape and increasing newspaper circulation. As a result, the Company has achieved increasing income by 37% on average in the year after cooperation for newspapers with which it entered into a contract for either comprehensive or partial cooperation. Such proven track record helps China TopReach expand into new regions.

Considerable barriers to entry

China TopReach’s business model and solid reputation in the print media sector present considerable barriers to entry for other competitors. First, significant amounts of capital must be deposited in advance to newspapers. In addition, a team with rich experience in content providing and planning, advertising, print and distribution consultative service must be in place to assume operations from the very beginning. Due to years of successful operating experience with newspapers, the management team of China TopReach has build up an impressive track record in the Chinese newspaper sector. A proven track record is critical for newspapers when considering potential cooperation partners and it is hard for competitors to replicate this advantage within a short period.

Extensive yet scalable nationwide network

The Company currently contracts exclusively with 13 newspapers for either comprehensive or partial cooperation across China. The newspapers have a circulation of approximately 3 million, while the network reaches 17 cities with an aggregate population of approximately 76 million. China TopReach initiated the business model with newspapers in Fujian Province in 2005, by depositing certain amounts with newspapers to engage in full or partial cooperation except for final editorial right which is restricted by law. The Company has successfully rolled out this model with 13 newspapers and is in discussion with a number of newspapers in different cities and regions. Given the large number and highly fragmented nature of the Chinese newspaper segment, the Company can build up an extensive network with its effective business model.

Unique, comprehensive database system

China TopReach has created a proprietary database management system known as MAITS (Media Advertisement Information Tracking System). The system is fully integrated with the full range of services at China TopReach, including content planning, advertising, printing and distribution consultative service. China TopReach believes that further improving the platform will facilitate centralized management control, timely execution of its corporate strategy and the establishment of a standardized, transparent and seamless business process. Furthermore, using MAITS to collect and analyze comprehensive data such as advertising rates for newspaper space in each local market where it operates, China TopReach is able to attract advertisers by assuring effectiveness of their advertisements.

Complementary newspaper website

As a complementary means to growing its print media business, the newspaper website (www.duk.cn) operated by China TopReach allows it to reduce costs associated with printing and distribution, increase advertising revenues by selling online spaces and cross-sell its services in other media sectors. In combination with websites managed by newspapers with which China TopReach has contracted, the website also provides China TopReach the ability to report important news and related follow-ups in a timely fashion.

Devoted, seasoned management team

The management team of China TopReach has extensive experience and industry knowledge in the Chinese print media sector. All the executive directors of China TopReach have more than ten years of experience in the print media industry. The management team has also demonstrated the ability to identify growth opportunities and expand into new business areas. China TopReach believes that the experience and knowledge of its management are essential for China TopReach to maintain its leading position and competitiveness.

Strategies of China TopReach

Expand and diversify print media business through contracting with additional newspapers

The primary business objective of China TopReach is to become the leading media company in China. With its track record of successful cooperation with 13 newspapers, China TopReach plans to continue the success by contracting with more newspapers in different cities. China TopReach will evaluate targeted newspapers with which China TopReach believes it can further enhance its leading position while providing an attractive return on investment. When evaluating potential newspaper targets, China TopReach will consider factors such as position in local markets, growth opportunities and earnings prospects. Currently, China TopReach is in negotiation with over 20 potential newspapers in different cities and regions.

Achieve comprehensive cooperation with additional newspapers

As of March 31, 2009, China TopReach has entered into exclusive contracts with 13 newspapers to engage in full or partial cooperations. Southeast Express, Lifestyle Express, Shenyang Evening and Modern Life Daily, four of 13 newspapers, with which China TopReach has currently engaged in comprehensive cooperations, while the other nine newspapers are contracted for partial cooperation. After gaining additional knowledge of local markets, China TopReach may increase the range of cooperation with each of the other nine newspapers to continue growth.

Continue to improve content of newspapers and design of advertisement

Capturing high quality content and enhancing advertising design and planning will continue to be the focus of China TopReach. The Company will continue to emphasize cooperation with newspapers focused on the local lifestyle and culture. To stay competitive in local markets, China TopReach intends to improve advertising quality, provide more valuable content, attract more talent and increase production capacity.

Expand coverage of MAITS and other technology upgrades to support future growth

Currently, MAITS covers approximately 40 competing media targets in various cities where China TopReach operates. In conjunction with its business expansion nationwide and strengthening its dominant position in these cities, China TopReach plans to progressively implement MAITS in all cities where it has a footprint. The complete coverage of MAITS in cities and regions where China TopReach reaches can provide comprehensive analysis of advertising information to customers aiming to advertise in different locations in China.

Furthermore, China TopReach believes that further improving and upgrading its integrated operating platform will facilitate centralized management control, timely execution of its corporate strategy and the establishment of a standardized, transparent and seamless business process, from product research to customer service.

Strengthen staff training and service quality

China TopReach believes that employees are valuable assets of the Company. It emphasizes training of employees and encourages employees to actively take any form of continuing education. The Company deems that high quality work is closely associated with the knowledge and skill set of its employees.

Business model and services

The core business of China TopReach includes consulting with newspapers about printing and distribution, providing content to newspapers, advertising planning and managing advertising space. As it expands into new regions, China TopReach will continue to carefully select newspapers with thorough research and gradually increase the scope of cooperation it contracts for with each newspapaper. Additionally, China TopReach assists newspapers in analyzing the local competitive landscape and increasing newspaper circulation.

The following diagram illustrates the business model of China TopReach:

As of March 31, 2009, China TopReach has entered into exclusive contracts with the following newspapers:

Newspaper Name	Items with Exclusive/Special Agency Right	Distribution Cities	Reader Size	Circulation	Local Ranking	Term of Contract
Southeast Express	Advertising, content providing, distribution printing	Fuzhou, Xiamen	800,000	280,000	No. 2	30 years

Lifestyle Express	Advertising, content providing, distribution, Printing	Kunming	800,000	250,000	No. 2	30 years

Shenyang Evening	Advertising, content providing	Shenyang	600,000	300,000	No. 2	4 years

Modern Life Daily	Advertising, content providing	Nanning, Beihai, Qinzhou, Guilin	450,000	200,000	No. 2	2 years

Yan Zhao Du Shi Daily	Classified advertising, small banner advertising, centre seam advertising distribution	Tangshan, Qinhuangdao	700,000	500,000	No. 1	3 years

Southeast Business	Educational advertising, Classified advertising (special agency right)	Ningbo	550,000	250,000	No. 3	3 years

Jinhua Daily, Jinhua Evening	Classified advertising	Jinhua	700,000	250,000	No. 1	3 years

Dalian Daily	Real estate, decoration advertising	Dalian	500,000	200,000	No. 2	5 years

Wuhan Morning	Classified advertising, Small banner advertising	Wuhan	600,000	250,000	No. 3	1 year

Metro Express	Second-hand property, retailing advertising, deluxe edition advertising	Tianjin	375,000	180,000	No. 3	3 years

Holiday 100	Real estate advertising	Tianjin	585,000	170,000	No. 1 (Weekly)	1 year

Xiamen Business	Real estate advertising, classified advertising, small banner advertising, special edition advertising second-hand property advertising	Xiamen	400,000	150,000	No. 4	2.5 years

Provide select contents

China TopReach provides select content to newspapers with which China TopReach has exclusively contracted. As of March 31, 2009, China TopReach had approximately 198 professionals engaged in planning and providing contents to 13 newspapers. These professionals are classified into several groups according to different newspaper categories, including local news, economics, culture and education, and special editions, such as real estate, information technology and automobiles.

China TopReach also publishes the newspaper contents through its online publishing website, www.duk.cn. As an important complementary media, the website publishes up-to-date news and follow-ups on a timely basis by cooperating with the websites of the contracted newspapers. The emphasis of each of the newspapers is the daily life of local citizens and their general interest, such as first hand local news and events.

The newspapers with which China TopReach exclusively contracted have final editorial decision rights which is currently restricted from foreign ownership under Chinese laws. However, China TopReach has received the option to acquire any or all of such newspapers editorial and publishing rights, when such ownership is permitted by law.

Advertising

In addition to providing advertising services to its advertisers, China TopReach’s unique advantage over advertising agents is to offer integrated planning for newspapers and advertisers through balancing the newspaper contents with numerous advertisements. Such know how enables China TopReach to attain synergy between advertisers and balanced content to its readers. As of March 31, 2009, China TopReach had total of 479 advertising employees, including 61 advertising design employees. The advertising team has been further divided into several groups according to the industry classification of its advertisers, such as real estate, healthcare, automobile and consumer products. The content planning and advertising teams work closely to explore advertising opportunities and capture valuable news leads.

To generate more advertising contracts, China TopReach has organized a series of exhibitions and events one to two times per week with the local newspapers with which China TopReach has exclusively contracted. Such exhibitions and events have considerable influence in industries in which China TopReach’s advertising clients operate, such as real estate, automobiles, and supermarkets. The increasing degree of influence of the local newspapers in those industries drive up the demand of advertisement on the newspapers. China TopReach also expands the advertising business through partnership with 4A (American Association of Advertising Agencies) companies. China TopReach is invited to the company introduction meetings held by 4A companies every year. Attending such meetings provides China TopReach the opportunity to directly contact with international corporations that plan to expand into cities where China TopReach operates.

Furthermore, China TopReach supports its subsidiaries and branches operating in other provinces by providing ideas and analytical reports. The MAITS system has been installed to monitor advertising performance of its major rivals’ advertisement. Results from the MAITS system enable China TopReach to better serve its advertisers with valuable and real-time information, and also respond quickly to any competitor’s actions. Additionally, China TopReach performs sample survey of customers to evaluate the advertising effects of every kind of advertisement adopted by advertisers. Based on results of such sample survey, China TopReach will revise the advertising strategy to improve its effectiveness for advertisers.

Distribution consultative service

Besides its content providing and advertising operations, China TopReach also provides distribution consultative service to newspapers with which China TopReach has contracted. With the purpose of achieving effective circulation, China TopReach assists newspapers in distribution management and staff training. In order to reach more readers to maximize the newspaper coverage, China TopReach helps newspapers with which it contracted to design and adjust the distribution routes and the number of delivery persons whenever necessary. Furthermore, China TopReach provides creative ideas to newspapers with the intention of increasing circulation, such as pioneering the “rent” concept, which allows subscribers to pay only 1/3 of the annual subscription fee by returning the old newspaper to China TopReach. The Company also offers free newspapers to select hotels, restaurants, banks and hospitals. In addition to participating in advising the distribution process, China TopReach also helps newspapers to train the distribution staff. In return, the close relationship with distribution departments allows China TopReach to obtain first-hand personal information about readers through their subscriptions and to further improve the value of China TopReach’s consultative services.

Event organizing

In addition to the print media services, China TopReach organizes or assists its advertisers in organizing a series of events for readers. The principal purpose of such events is to attract a considerable amount of readers to participate, and subsequently bring benefits to the advertisers. Events successfully organized by China TopReach include personal finance consultations, wedding exhibitions, automobile exhibitions and real estate property visits. For instance, China TopReach has organized wedding exhibitions in several cities. Couples considering marriage sign up and leave contact information. Advertisers in the business of decoration, furniture and wedding photography contracted with China TopReach for advertising services. Furthermore, China TopReach dispatches its staff to focus on content providing and planning to obtain ideas and suggestions following the events. As a result of holding such events, China TopReach effectively assists advertisers in increasing sales, which in turn helps increase the advertising revenue of newspapers.

In order to organize events successfully, China TopReach has set up numerous clubs aimed to collect and maintain its readers’ general information, such as 3C Customer Club and Southeast Cars Club. China TopReach also partners with other clubs to reach more readers.

Newspaper website

The newspaper website (www.duk.cn) (“Duk.cn”) is a website developed and maintained by China TopReach to publish electronic newspapers and magazines. The website was created in February 2006. In addition to China TopReach’s print media business, the creation of the website enables China TopReach to reduce costs related to printing and distribution, increase advertising revenues by selling online spaces to advertisers and cross-sell its services in other media sectors. In June 2007, Duk.cn was titled one of the top ten creative websites honored by the Internet Society of China. In 2008, Duk.cn was ranked the 3rd among websites for electronic newspaper and magazines in China according to IResearch 2007 report. As of March 31, 2009, China TopReach has partnered with 45 newspapers and 503 magazine companies, and has published over 10,000 categories of electronic magazines. By adding more value to China TopReach’s existing businesses, the website also provides online advertisement services, which will be sold to its advertisers in package form when they contracted with them.

In combination with websites managed by newspapers with which China TopReach contracted, Duk.cn provides news on a timely basis to attract attention. Currently, it has a daily click rate of over 500,000 and has approximately 2.2 million registered users. Duk.cn was honored by the National News Publishing Office as “The most popular web 2.0 website in 2006”, “The most potential project in Internet in China” and “The best website for investment”.

Media Advertisement Information Tracking System (“MAITS”)

MAITS is a proprietary web-based system used to track daily media content and advertisement information. There are 56 employees hired by China TopReach to collect advertising information from 40 media targets, maintain the MAITS system, conduct data mining, research and provide analytical reports for management decision making. MAITS contains original data of each monitored media for advertisement by industry and major advertiser on newspapers monitored across China, such as the scale, pattern, space, price, content and layout.

In addition to providing analytical reports, the MAITS staff supports all of China TopReach’s services. Their research activities include producing project feasibility studies for internal use or for its clients. They also collect, compile and analyze market and project data to update and verify information on the MAITS. They produce periodic and topical reports on a daily, monthly and annual basis for distribution on its MAITS.

China TopReach selectively distributes the reports generated by MAITS to its newspaper partners for free. These users appreciate the information generated by MAITS and are confident in the service quality of China TopReach. China TopReach intends to further develop MAITS technically and gather more information to strengthen marketing ability and service quality to further increase revenues.

Sales and Marketing

As of March 31, 2009, China TopReach had a sales and marketing team comprised of 418 employees to serve approximately 3,200 corporate clients, of which 85% of advertisers are direct advertisers. In the workplace, the sales and marketing team closely works with the designing and content providing teams, who conduct initial analysis on advertisers’ specific needs and provide feedbacks. Sequentially, the sales and marketing staff can provide customized solutions to its advertisers. China TopReach strengthens relationships with advertisers by providing tailored advertising design directly and offering attractive and flexible packages to suit their needs. China TopReach leverages a number of factors, including the quality and quantity of the circulation of newspapers with which China TopReach has exclusively contracted and analytical reports generated by the sales and marketing teams and MAITS, to demonstrate the ability to reach target audience effectively.

China TopReach organizes annual sales and marketing conferences in Beijing, Shanghai and Guangzhou, where China TopReach extends invitations to select target customers and advertising partners, such as 4A companies. The main purpose of such conferences is to assist participants in better understanding the media structure of the local market which they plan to enter, to introduce the position and operations of China TopReach, and to strengthen existing and build new relationships with advertisers. China TopReach also organizes other sales and marketing events and promotional activities with respect to certain industries to discuss topics relating to that industry. Such topics include development trends and advertising strategies in the industry.

Employees and Training

China TopReach had 946 employees as of March 31, 2009. The following table sets forth the number of employees by function as of March 31, 2009

	Number of employees	% of Total
Management staff	87	9.3%
Designing staff	61	6.4%
Sales and marketing staff	418	44.2%
Content planning staff	198	20.9%
Financial and accounting staff	91	9.6%
Information technology staff	56	5.9%
Administrative and other staff	35	3.7%

Total	946	100%

China TopReach places a strong emphasis on training its full-time and part-time employees. China TopReach assists its employees in enhancing their professional abilities in various ways. The comprehensive training consist of a self-developed training programs tailored for different departments, training inexperienced employees through mentorships, and organizing brainstorm meetings for senior management team. In addition to the internal training, China TopReach sends members of its senior management team to short courses or lectures by external professional institutions to further develop their abilities in business operation and management. On average, each senior management member participates in such training opportunities three to four times every year. China TopReach also encourages all employees to participate in media related events.

Advertisers

China TopReach provides services to advertisers that come from a variety of industries, such as real estate, healthcare, telecommunication, and education. The total numbers of corporate clients China TopReach has served as of December 31, 2006, 2007 and 2008, are listed in the following table:

	2006	2007	2008

Number of Corporate Clients	1,759	2,089	3,287

The major source of advertisers is from direct advertisers, which constituted approximately 85% of total advertisers as of December 31,2008. The chart below illustrates sources of advertising customers of China TopReach as of December 31,2008:

By Source of Customers

Furthermore, China TopReach’s corporate advertisers come from diversified industries, including real estate, healthcare, telecommunication, decoration, education and consumable products. The chart below illustrates China TopReach’s corporate advertisers by industry as of December 31, 2008:

By Industry

China TopReach has established stable relationships with key advertisers. The top five advertisers contributed approximately 9% of China TopReach’s total revenues during fiscal year ended December 31, 2008.

Due to a diversified advertiser base, the concentration risk is significantly reduced. The chart below illustrates advertisement space by industry of all newspapers with which China TopReach has exclusively contracted:

Advertisement Space By Industry

Competition

China TopReach competes with other local newspapers for advertising spending where China TopReach operates. It competes for advertising clients primarily on the basis of newspaper circulation and coverage, location, price, the range of services offered and brand name. The Company also competes for overall advertising spending with traditional advertising media, such as magazines, television and radio, and with other alternative media companies, such as the internet, billboard, frame and public transport advertising companies.

China TopReach faces certain barriers-to-entry in the newspaper industry as a result of competition. Advertising agencies operate in cities outside of China TopReach’s network pursuant to exclusive agreements with local newspapers, and the Company expects to encounter barriers-to-entry as it attempts to expand its network into these cities. Some state-owned print media companies, such as Shanghai Xinhua Media, Chengdu B-ray Media Co., Ltd., Huawen Media Investment Corporation and Beijing Media, with larger size, sufficient capital and significant support from the local governments, may present considerable barriers for China TopReach to enter the markets where newspapers of these larger companies compete. However, these state-owned companies primarily concentrate on the largest cities, such as Beijing, Shanghai, and Shenzhen, which China TopReach doesn’t target. Since majority of approximately 1,938 newspapers in China locate in cities and regions other than those metropolitans, the Company rarely faces direct competition with these state-owned companies.

Intellectual Property

China TopReach’s brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish its business platform and services from competitors and contribute to competitive advantages in the newspaper sector in advertising industry. To protect its intellectual property, China TopReach relies on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with its employees, partners, contractors and others. China TopReach has one registered trademark, including its corporate logo, one registered brand and one software copyright. The main website of China TopReach is located at www.duk.cn.

Facilities

The headquarters of China TopReach is located in Fuzhou City, Fujian Province, China, where China TopReach leases approximately 3,920 square meters of office space. China TopReach has offices and facilities located in numerous cities, such as Beijing, Chongqing, Kunming, Xiamen, Dalian and Wuhan. Its subsidiaries and consolidated affiliated entities lease approximately 5,900 square meters of office space. For the year ended December 31, 2008, its total rental expenses were US$290,030.

Legal Proceedings

China TopReach is currently not a party to any material legal proceeding. From time to time, China TopReach may be involved in litigation or other legal proceedings incidental to its business. However, China TopReach does not believe that its business or operations would be materially and adversely affected by any pending litigation or other pending legal proceeding in which it may be involved.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. ChinaGrowth’s Operating and Financial Review and Prospects

You should read the following discussion of the financial condition and results of operations of China TopReach (formerly known as ChinaGrowth South Acquisition Corporation)  in conjunction with its historical financial statements and related notes contained elsewhere herein. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

Overview

China TopReach, previously known as ChinaGrowth before its completed the business combination with Olympia Media Holdings Limited in January 2009, was incorporated on May 3, 2006 as an exempted company for the purpose of affecting a share capital exchange, asset acquisition or other similar business combination with an operating business in any industry. Its objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province south of the Yangtze River, including but not limited to the Jiangsu and Hubei provinces and Chongqing. Its efforts in identifying a prospective target business will not be limited to a particular industry.

The initial business combination must be with one or more operating businesses whose fair market value, collectively, is equal to at least 80% of the net assets at the time of acquisition. This business combination may be accomplished by identifying and acquiring a single business or multiple operating businesses contemporaneously.

China TopReach used the cash derived from the proceeds of its public offering and capital stock to effect a business combination.

All its business activity since inception has related to China TopReach’s formation, consummation of the initial public offering, identification and evaluation of target company opportunities, and negotiation and signing the Share Purchase Agreement with OMH.

On July 22, 2008, China TopReach entered into a Memorandum of Understanding with OMH.  On December 16, 2008, China TopReach entered into a Share Purchase Agreement to acquire OMH. On January 27, 2009, China TopReach closed its merger with OMH and changed its name from China TopReach South Acquisition Corporation to China TopReach Inc.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Results of Operations for the Year Ended December 31, 2008 and 2007

The company reported interest income of US$ 590,774 and a net profit of US$ 222,323 for the year ended December 31, 2008, compared with interest income of US$1,686,358 and a net profit of US$1,404,219 for the year ended December 31, 2007.

The interest income was mostly generated by the funds in the trust account into which the proceeds of China TopReach’s initial public offering (including over-allotment proceeds). The income was earned primarily from the interest on Money Market Funds that were purchased with those proceeds on deposit. The Company did not generate operating revenues from a business enterprise from its inception through the business combination with OMH. The significant decrease of interest income in 2008 was mainly due to the reduced investment return of the Money Market Funds.

During the year ended December 31, 2008, the company incurred US$ 368,451 in total operating expenses, which increased by US$86,312 compared with that in 2007 primarily due to higher traveling cost (US$67,412). The traveling cost was mainly driven by increased spending in searching target companies for the business combination in 2008. These amounts were paid from the net proceeds of the initial public offering that were not deposited into the trust account.

As a result of the foregoing factors, China TopReach had a net income of US$222,323 in 2008, compared with US$1,404,219 in 2007.

Liquidity and Capital Resources

China TopReach was incorporated on May 3, 2006 to affect a share capital exchange, asset acquisition or other similar business combination within one or more operating businesses in PRC in any city or province south of the YangtzeRiver, including but not limited to the Jiangsu and Hubei provinces and Chongqing. China TopReach intended to utilize cash derived from the proceeds of China TopReach’s initial public offering and the founding director warrants, China TopReach’s share capital, debt or a combination of cash, share capital and debt, in effecting a business combination.

For the year ended December 31, 2008, China TopReach had no significant operations. On January 29, 2007, China TopReach consummated its initial public offering. The net proceeds from (i) the sale of the units, and (ii) the sale of founding director warrants in a private placement transaction prior to the closing of China TopReach’s initial public offering, was approximately US$38,802,600, including the exercise of the underwriters’ over-allotment option. As a result, US$40,371,031 was currently held in trust as of November 30, 2008. China TopReach used substantially all of the net proceeds of China TopReach’s initial public offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination, as described above.

China TopReach sold to Morgan Joseph & Co., for US$100, an option to purchase up to a total of 315,000 units. The sale of the option was accounted for as a cost attributable to China TopReach’s initial public offering. Accordingly, there will be no net impact on China TopReach’s financial position or results of operations, except for the recording of the US$100 proceeds from the sale. This option is exercisable on a cashless basis at US$10.00 per unit commencing on the later of the consummation of a business combination and one year from January 29, 2007.

From inception through December 31, 2008, the company earned interest income of US$2,278,967, most of which was earned on funds held in the trust account since the public offering.

Management believes the company will have sufficient available funds to operate through the whole year,

Off-Balance Sheet Arrangements

China TopReach has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, China TopReach has not entered into any derivative contracts that are indexed to China TopReach’s shares and classified as shareholders’ equity, or that are not reflected in China TopReach’s financial statements. Furthermore, China TopReach does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to that entity. Moreover, China TopReach does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or research and development services with it.

B. China TopReach’s Operating and Financial Review and Prospects

You should read the following discussion of the financial condition and results of operations of Olympia Media Holdings Limited in conjunction with its historical financial statements and related notes contained elsewhere herein. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

OVERVIEW

Founded in 2001, Olympia Media Holdings Limited (“OMH”) together with its subsidiaries and affiliates is the largest privately owned print media and advertisement company in China.

As of December 31, 2008, OMH has entered into exclusive contracts with 13 newspapers that allow it to engage in full or partial cooperation with newspapers, except for final editorial rights which are prohibited by Chinese law. Currently, the total average daily circulation of the contracted newspapers amounts to 3 million in over 17 cities covering about 76 million people. These media resources provide advertisers with an efficient way to reach affluent readers in the fast growing local consumer markets. In early 2006, OMH launched a website (www.duk.cn), a leading online aggregator and publisher of newspapers and magazines from multiple online and offline sources.

The majority of the OMH’s revenue is derived from advertising revenue from its contracted newspapers. OMH receives payments primarily from the advertisers directly, as well as through the advertising agents. OMH also generates revenues from providing publishing and distribution services to the newspapers.

OMH’s strategy is to contract with more newspapers in rapidly developing cities to reach more affluent readers, creating a national integrated print media platform for advertisers.

OMH’s business has grown substantially in recent years. As discussed in more detail in this MD&A, for year 2008 compared to year 2007:

•	Total gross revenue increased by 144%

•	Net income increased by 169% from US$4.3 million in 2007 to US$11.5 million in 2008.

For year 2007 compared to year 2006:

•	Total gross revenue increased by 83%

•	Net income increased by 225% from US$1.3 million in 2006 to US$4.3 million in 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

OMH prepared its financial statements in accordance with U.S. GAAP, which requires it to make judgments, estimates and assumptions that affect the reported amounts of its assets and liabilities and the disclosure of its contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables. OMH continually evaluates these judgments and estimates based on its own historical experience, knowledge and assessment of current business and other conditions, its expectations regarding the future are based on available information and assumptions that it believes to be reasonable, which together form its basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, OMH’s actual results could differ from those estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

The Company generates revenue from publishing and advertising. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured.

Foreign Currency Translation

The Company uses the local currency (RMB) as the functional currency. Translation adjustments are reported as other comprehensive income in the statement of operations and accumulated as other comprehensive income in the equity section of balance sheets. Financial information is translated into U.S. Dollars at prevailing or current rates respectively, except for revenues and expenses which are translated at average current rates during the reporting periods.

RESULTS OF OPERATIONS

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue

Total gross revenues in 2008 increased by 144% (US$33.2 million) compared with 2007 primarily as a result of an increase in advertising revenue (US$32.5 million).

The increase in advertising revenue was primarily driven by increase in spending by existing clients in the fast growing local consumer markets and an increase in new clients. Advertisers who are seeking high-quality local readers are attracted by a newspapers’ brand loyalty resulting from the quality of local news and information and their optimized circulation.

Cost of Revenue

Total costs increased by US$21.8 million compared with 2007 primarily due to higher media costs (US$20.9 million). OMH pays the media costs to newspapers for exclusive rights to operate contracted newspapers. The media costs are paid monthly pursuant to contractual obligations between OMH and newspapers based on advertising and publishing revenue. Increases in cost and revenues are all due to additional business activities. As the media costs do not grow in line with advertising revenue, the gross margin ratio increased from 36.7% in 2007 to 35.4% in 2008.

General and Administrative Expenses

OMH’s general and administrative expenses increased by US$2.2 million, mainly because of higher salary costs (US$1.7 million) as a result of overall expansion of its business.

The general and administrative expenses of OMH are comprised principally of payroll and employee benefits for its senior management, advertisement planning staff, finance and administrative staff, travel and entertainment expenses, rental expense and office equipment depreciation. Salary and welfare expenses, including payroll costs and performance incentives, are the largest component of general and administrative expenses. The increase in such expenses was due to better company performance and the hiring of additional management and administrative personnel for business expansion.

Selling Expenses

OMH’s selling expenses increased US$1.4 million in 2008, mainly because of higher salary costs (US$1.2 million) as a result of rapid sales growth.

Salaries and related expenses, including employee performance incentives, and other benefits associated with sales force, is the largest component of selling expenses. The increase was due to the increase in revenue and hiring of additional sales persons.

Net Income before Income Taxes

As a result of the foregoing factors, OMH achieved net income before income taxes of US$13.1 million in 2008 compared to US$5.0 million in 2007, representing an increase of 164%.

Income Tax Expense

Income tax expense increased US$1.1 million as a result of increase in the Net Income before Income Taxes and higher effective tax rate. In 2007, OMH’s certain subsidiaries enjoyed preferential tax treatment from local authorities.

Net Income

As a result of the foregoing factors, OMH had a net income of US$11.5 million in 2008, compared with US$4.3 million in 2007, representing an increase of 169%.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue

Total gross revenues in 2007 increased by 85% (US$10.6 million) compared with 2006 as a result of increase in advertising revenue (US$8.6 million) and publishing revenue (US$1.9 million).

OMH consistently uses its deep well of content and expertise to increase circulation of contracted newspapers or to optimize local reader base for advertisers aiming at local consumer markets. As a result, the advertising revenue increased as existing clients and new clients increased their spending in newspapers contracted with OMH. The increase in publishing revenue was primarily driven by increased circulation.

Cost of Revenue

Total costs in 2007 increased by 65% (US$5.8 million) compared with 2006 primarily due to higher media costs (US$4.6 million). OMH pays the media costs to newspapers for exclusive rights to operate contracted newspapers. The media costs are paid monthly and contracted between OMH and newspapers based on advertising and publishing revenue. Increase in cost and revenue are all due to additional business activities.

General and Administrative Expenses

OMH’s general and administrative expenses increased by 56% (US$0.8 million) in 2007 compared with 2006, mainly because of higher salary costs (US$0.3 million) and office expense (US$0.2 million) as a result of overall expansion of its business.

The general and administrative expenses of OMH are principally comprised of payroll and employee benefits for its senior management, advertisement planning staff, finance and administrative staff, travel/entertainment expenses, rent and office equipment depreciation. Salaries and related expenses are the largest component of general and administrative expenses and the increase was due to additional business activities and the hiring of additional management and administrative personnel. The increase of US$0.2 million in office expenses resulted from the establishment of new offices.

Selling Expenses

OMH’s selling expenses increased by 95% (US$0.5 million) in 2007 compared with 2006, mainly because of higher salary costs (US$0.4 million) as a result of rapid sales growth.

Salaries and related expenses are the largest component of selling expenses and consist of payroll costs, employee performance incentives, and other benefits associated with a sales force. The increase was due to the increase in revenue and the hiring of additional sales persons.

Interest Expenses

The increase in interest expense during 2007 is primarily attributable to higher interest expense due to increased average short-term bank loan balances. The loans are used to finance daily operations. Interest rates ranged from 5.58% to 8.217%.

Net Income before Income Taxes

As a result of the foregoing factors, net income before income taxes increased by 250% from US$1.4 million in 2006 to US$5.0 million in 2007.

Income Tax Expense

OMH’s Income Tax Expense increased by 552% (US$0.5 million) as a result of newly established subsidiaries enjoying a tax holiday in 2006 while then being subject to income tax in 2007.

Net Income

As a result of the foregoing factors, net income increased substantially by 225% from US$1.3 million in 2006 to US$4.3 million in 2007.

Liquidity and Capital Resources

OMH’s principal sources of liquidity have been cash generated from its operating activities. As of December 31, 2007 and December 31, 2008, it had US$1.3 million and US$1.6 million in cash, respectively. Its cash is mainly used to fund OMH’s daily operations and pay deposits to newspapers for exclusive rights to operate contracted newspapers. OMH expects that more cash is needed to fund its expansion of business, especially to fund deposits to newspapers which will allow it to compete in more cities.

Operating Activities

Net cash generated from operating activities amounted to US$1.7 million in 2008, primarily attributable to (1) net income of US$11.5 million, (2) an increase of US$12.7 million in accounts receivable as a result of the increase in advertising revenue, particularly sales in the fourth quarter for which payment had not been received as of December 31, 2008, which negatively affected operating cash flow, (3) a decrease of US$1.3 million in inventory primarily driven by management’s continuous efforts to lower cash usage in newsprint, and (4) an increase of US$1.1 million in income tax payable primarily as a result of net income growth, particularly net income generated in the third quarter for which relevant tax had not been paid as of December 31, 2008.

Net cash generated from operating activities amounted to US$3.2 million in 2007, primarily attributable to (1) net income of US$4.3 million, (2) a decrease of US$3.1 million in inventory primarily driven by management efforts to lower cash usage in newsprint at the end of 2007, and (3) an increase of US$3.4 million in accounts receivable as a result of the increase in advertising revenue, particularly sales in the fourth quarter for which payment had not been received by the end of 2007, which negatively affected operating cash flow.

Net cash generated from operating activities amounted to US$2.7 million in 2006, primarily attributable to (1) net income of US$1.3 million, and (2) an increase of US$3.9 million in inventory driven by higher payments to vendors for newsprint at the end of 2006 as a result of anticipating newsprint’s increasing price in 2007, which negatively affected operating cash flow, and (3) an increase of US$5.3 million in accounts payable primarily because the amounts due to a newsprint plant had not been paid by the end of 2006.

Investing Activities

Net cash used in investing activities in 2008 was US$8.8 million, resulting primarily from the additional US$6.8 million deposits paid to newspapers due to significant advertising revenue growth and US$0.8 million in payments for website development and software purchase.

Net cash used in investing activities in 2007 was US$11.5 million, resulting primarily from the additional US$8.9 million in deposits paid to newspapers due to significant advertising revenue growth and US$2.7 million payment to vendors for printing machinery.

Net cash used in investing activities was US$5.3 million in 2006 as a result of the additional US$4.7 million deposits paid to newspapers due to significant advertising revenue growth.

Financing Activities

Net cash generated from financing activities amounted to US$6.9 million in 2008, primarily attributable to net new borrowings from banks (US$3.0 million) and additional funding from shareholders and related parties for business growth (US$7.3 million) while offset by repayment of advances from third parties (US$4.0 million).

Net cash generated from financing activities was US$5.8 million in 2007 primarily attributable to advances from third parties (US$6.4 million) while offset by repayment of outstanding debts (US$0.7 million).

Net cash generated from financing activities amounted to US$4.9 million in 2006 as a result of new borrowings from banks (US$2.6 million) and additional funding from shareholders and related parties for business growth (US$2.2 million).

Capital Expenditures

OMH incurred capital expenditures of US$0.6 million, US$2.7 million and US$1.4 million for the years ended December 31, 2006, 2007 and 2008, respectively. OMH’s capital expenditures are mainly for purchase of printing machinery and office equipments.

CONTRACTUAL OBLIGATION AND COMMITTMENT

The following states the contractual obligations as of December 31, 2008:

	Payment Due by December 31
(in $ thousands)	Total	2009	2010-2013	Thereafter
Operating Lease Obligations	2.2	0.4	0.8	1.0

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

OMH has not entered into any arrangement or other commitments to guarantee the payment obligations of any third parties. OMH has not entered into any derivative contracts that are indexed to its shares and classified as shareholders’ equity, or that are not reflected in its consolidated financial statements. In addition, OMH does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. OMH believes that there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

QUANTITITATE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Inflation

Inflation in China has not materially impacted the results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

Foreign Exchange Risk

Substantially all of our revenues, assets and liabilities and most of expenses are transacted in RMB. As a result, the conversion of the revenue into foreign currencies is subject to PRC regulatory restrictions on currency conversion and OMH are exposed to risk posed by fluctuations in the foreign exchange market. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, change in China’s political and economic conditions. OMH does not believe that OMH currently has any significant direct foreign exchange risk and has not hedged exposures denominated in foreign currencies or any other derivative financial instruments. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately an 18% appreciation of the RMB against the U.S. dollar by the end of July 2008. There remains significant international pressure on the PRC government to adopt a flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that OMH needs to convert the U.S. dollars OMH receive from this business combination into RMB for its operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount OMH receives from the conversion. OMH has not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109. The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. The adoption of FIN 48 did not have a material impact on the Group’s financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement does not require any new fair value measurement, rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this Statement are to be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, with any transition adjustment to the opening balance of retained earnings. The provisions of SFAS 157, as issued, are effective for fiscal years beginning after November 15, 2007. Management does not expect that the adoption of SFAS No.157 will have a material impact on the Company’s financial position and results of operations.

In December 2007, SAB 109 supersedes SAB 105, “Application of Accounting Principles to Loan Commitments”, provided that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment. Management does not expect that the adoption of SAB No.109 will have a material impact on the Company’s financial position and results of operations.

In December 2007, the FASB issued SFAS 141(R), which replaces Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations.” SFAS 141(R) establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in an acquisition, at their fair value as of the acquisition date. SFAS 141(R) will change the accounting treatment of certain items, including (1) acquisition and restructuring costs will generally be expensed as incurred, (2) noncontrolling interests will be valued at fair value at the acquisition date, (3) acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at the higher of such amount or the amount determined under existing guidance for non-acquired contingencies, and (4) changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date will affect the provision for income taxes. The Company is currently evaluating the impact of the adoption of SFAS 141(R) on its financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS No. 142-3 (FSP FAS 142-3) “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” to include an entity’s historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be “substantial cost or material modifications ”FSP FAS 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. Management does not expect that the adoption of FAS No.142-3 will have a material impact on the Company’s financial position and results of operations.

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Financial Accounting Standard (FAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (FAS 162). Under FAS 162, the GAAP hierarchy will now reside in the accounting literature established by the FASB. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” FAS 162 will not impact our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

     Our current directors and executive officers are as follows:

Name	Age	Position
Peifeng Hong	42	Director, Chairman of Board
Zhi Chen	43	Executive Director, Chief Executive Officer
Min Chen	39	Director
Toshihiro Nakamura	35	Director
Tiezhu Zhang	35	Director and Chairman of the Audit Committee
Michael W. Zhang	40	Director and Chairman of the Nominating Committee
Jingfeng Wang	38	Director and Chairman of the Compensation Committee
Shiquan Yu	33	Acting Chief Financial Officer

Mr. Peifeng Hong is the non-executive Chairman of the board.  Mr. Hong co-founded Beijing Hong Hing To Culture Dissemination Company Limited and Olympia Media Holdings Ltd. in 2000, in which he has served as the Chairman of these two companies since then.  Since 1991, Mr. Hong founded and served as Chairman in several enterprises, including Xiamen Yuanhong Group, Xiamen Yuanhong Real Estate Development Ltd. and Xiamen Yuantong Group, across multiple industries such as mining and real estate development.  From 1985 to 1990, Mr. Hong worked in Normal College of Jimei University.  Mr. Hong graduated from Jimei University in 1985. Mr. Hong was elected twice as the Vice Chairman of China International Chamber of Commerce in Fujian Province.

Mr. Zhi Chen has acted as director and Chief Executive Officer since 2002. In the past years, he led the company to become the No. 1 privately owned print media and adverting operation in China. Mr. Chen is one of the pioneers in providing content to print media and take advertising operation of state-owned newspapers in Fujian province. From 1982 to 2001, he served in various foreign investment tax and domestic collection and administration, and human resource positions, finally as the human resource director in tax authorities in Fujian province. Mr. Chen graduated in finance from Central Broadcast and Television University in 1988, and received his MBA course education in management from Xiamen University in 2001. Mr. Chen is a qualified accountant and registered tax consultant.

Ms. Min Chen serves as an independent director since May 2009. Currently she is an associate professor at The Central Academy of Drama in China. From 1993 to 2007, she was an associate professor in Fujian Normal University . Ms. Chen received her doctor degree of literature from the Central Academy of Drama in 2006, and received her Master’s degree in 2002 and Bachelor’s degree in 1993 from Fujian Normal University.

Mr. Toshihiro Nakamura has been with Index Holdings, a media holding company listed on the Japan Stock Market since October 2007 to the present. He has served in various key management positions with Index Holdings, such as President of Index Asia Pacific Limited, one of China TopReach’s shareholders, Operation Director of Index Holdings and General Manager of Tokyo area. Mr. Nakamura received education from Matsumoto Dental University. He speaks Japanese and English.

Mr. Tiezhu Zhang is very experienced in auditing, private investment and financial management. He has been a Principal at Chum Capital since February 2006, where he is responsible for principal investment and corporate advisory transactions. From February 2002 to January 2006, he was a Senior Manager with PricewaterhouseCoopers, responsible for and specializing in the Telecommunication, Information, Media and Entertainment industries and US GAAP auditing. Prior to joining PricewaterhouseCoopers, David was an Investment Director at Technology Ventures, a venture capital firm focusing on Technology industry in Greater China. From July 1994 to August 2000, he took various positions, such as audit associate, senior auditor and manager, with Deloitte Touché Tohmatsu. Mr. Zhang received a bachelor degree from Shanghai University of Science and Technology and a graduate education in law from Beijing University. Mr. Zhang speaks Mandarin and English. Mr. Zhang holds a Chinese Certified Public Accountant qualification and a Chinese Attorney qualification.

Mr. Michael W. Zhang was the Chief Executive Officer, Secretary and a director of the board of ChinaGrowth South Acquisition Corporation from May 2006 to January 2009 before it acquired Olympia Media Holdings Ltd. He will remain as a director on the board of China TopReach Inc. Mr. Zhang was also the Chief Financial Officer, Secretary and a director of the board of ChinaGrowth North Acquisition Corporation from May 2006 to January 2009 before ChinaGrowth North Acquisition Corporation acquired UIB Group Limited. Mr. Zhang has been a principal of Chum Capital Group since February 2007, a merchant banking firm that invests in emerging high growth Chinese companies and advises state-owned and privately owned Chinese companies in issuing equity and debt securities in international capital markets, and a principal of Global Vestor Capital Partners since November 2005. Prior to joining Global Vestor Capital Partners, Mr. Zhang was an Investment Professional with Avera Global Partners from July 2004 to March 2005, where he screened and analyzed public equity in global markets. From June 2001 to June 2002, Mr. Zhang was an investment manager for a wealthy family affiliated with Pacific Investment Corporation where he sourced and evaluated target businesses in China. Between September 1999 and March 2001, Mr. Zhang was co-founder and CEO of IQBay Technology Inc., an e-commerce service provider based in Shanghai. From July 1996 to August 1999, Mr. Zhang was an investment banker with Deutsche Bank Securities. Prior to joining Deutsche Bank, Mr. Zhang was a foreign trade manager with United Textile Corporation in Shanghai from July 1990 to July 1991. Mr. Zhang received a Masters degree in Business Administration from Yale University, a Bachelor of Science in Finance from Indiana University in Bloomington and an Associate degree from the College of International Business, Shanghai University.

Mr. Jingfeng Wang has been vice president of Zhong Ke Zhao Shang Investment Management and investment committee member of Zhong Ke Jing Ying Venture Capital since 2007. From 2006 to 2007, he was Chief Auditor of Fujian Xingye Technology Co., Ltd. From 2001 to 2005, he was executive vice president and financial director of Tomorrow Holding Co., Ltd. From 1991 and 2001, he took various financial management positions in China Aluminum Corp. Mr. Wang graduate from Shangdong University in 1994 and received his MBA degree from Newport University in 2005. He is a qualified accountant.

Mr. Shiquan Yu has gained significant experience in accounting and finance management from supervising financial and accounting operations with Olympia Media Holdings Ltd. He has been the Acting Chief Financial Officer of Olympia Media Holdings Ltd. since 2000. Prior to Olympia Media Holdings Ltd., he worked at Fuzhou Development Zone Tax Affairs Adviser Office from 1997 to 1999. Mr Yu graduated from Fujian Province Broadcast Television University specialized in finance and accounting computerization in 1996.

Resignation of Director
Mr. Jingui Zhang has resigned as Executive Director of the Board of the Company, effective May, 2009.  The resigned director has confirmed that he has no disagreement with the Board and there are no matters which need to be brought to the attention of the shareholders of the Company in relation to his resignation. The Board has received the above resignation with regret, and would like to take this opportunity to express its appreciation to the resigned director for his contributions to the Company during his period of service.

Appointment of Director
The Board is pleased to announce that Mrs. Min Chen has been appointed as Independent Non-Executive Directors of the Company with effect from May, 2009.

B.	Compensation

     The following sets forth summary information concerning the compensation paid by China TopReach to Zhi Chen during the last three fiscal years.

Annual Compensation

Name	Year	Salary($)
Zhi Chen	2008	258,621
	2007	237,448
	2006	226,190
*Zhi Chen’s salary was RMB 1,800,000 each year for 2006, 2007 and 2008 and the change in salary in the table above reflects changes in the exchange rate between the RMB and US dollar. The average exchange rate for one US dollar was RMB 7.96, 7.58 and 6.96 for 2006, 2007 and 2008, respectively.

No officer or director of ChinaGrowth received any compensation during 2008.  Since its formation, China TopReach has not granted any stock options, stock appreciation rights, awards under long-term incentive plans, or any other non-cash compensation.

C.	Board Practices

Director Independence

In anticipation of being listed on the Nasdaq Global Market, China TopReach has elected to follow the rules of Nasdaq in determining whether a director is independent. The board of directors also will consult with the Company’s counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards define an “independent director” generally as a person, other than an officer of the company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Consistent with these considerations, the board of directors will include four independent directors and three non-independent directors. The four independent directors are Min Chen, Tiezhu Zhang, Michael W. Zhang and Jingfeng Wang. The three non-independent directors are Peifeng Hong, Zhi Chen and Toshihiro Nakamura.

Committees of the Board of Directors

Audit Committee

In anticipation of being listed on the Nasdaq Global Market, China TopReach has established an audit committee. As required by Nasdaq listing standards, the audit committee is comprised of 3 independent directors who are also “financially literate.” The listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Each audit committee member has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the company’s financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as the company’s financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Audit Committee Financial Expert

In selecting candidates for the audit committee of the combined company, the board will ensure that at least one committee member will have appropriate educational credentials and expertise to qualify as an “audit committee financial expert” within the meaning of all applicable rules.  The Chairman of the Audit Committee and the “audit committee financial expert” is Tiezhu Zhang.

Independent Auditors’ Fees

UHY acts as China TopReach’s principal auditor.

Audit Fees

China TopReach paid China TopReach’s principal accountant approximately US$160,000 for the fiscal year ended December 31, 2008, US$160,000 for the fiscal year ended December 31, 2007 and US$135,000 for the fiscal year ended December 31, 2006 for the services they performed in connection with the audit of China TopReach’s annual financial statements, the review of the interim financial statements and the initial public offering.

Audit-Related Fees

During 2007, China TopReach paid, China TopReach’s principal accountant US$10,000 for the professional services related to the filing of our registration statement with the SEC.

Tax Fees

During 2007, China TopReach did not make any payments for tax services.

All Other Fees

During 2007, there were no fees billed for products and services provided by the principal accountant to China TopReach other than those set forth above.

Audit Committee Pre-approval Policies and Procedures

In accordance with Section 10A(i) of the Securities Exchange Act of 1934, before the company engages its independent accountant to render audit or permitted non-audit services, the engagement will be approved by the audit committee.

Code of Conduct

In anticipation of being listed on the Nasdaq Global Market, China TopReach has adopted a formal code of ethics statement.

Nominating Committee Information

In anticipation of being listed on the Nasdaq Global Market, China TopReach has formed a nominating committee. Each member of the Nominating Committee is an independent director under Nasdaq listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on China TopReach’s board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Prior to the consummation of the business combination, ChinaGrowth did not have a nominating committee. The Chairman of the Nominating Committee is Michael Zhang.

Compensation Committee

In anticipation of being listed on the Nasdaq Global Market, China TopReach has established a compensation committee. The purpose of the compensation committee is to administer the company’s equity plans, including authority to make and modify awards under such plans. The Chairman of the Compensation Committee is Jingfeng Wang.

Director Compensation

China TopReach intends to pay its non-employee directors a yearly retainer of US$25,000 as well as reimburse their expenses incurred in attending meetings. China TopReach’s directors do not currently receive any cash compensation for their service as members of the board of directors. During 2008 no director of ChinaGrowth received any compensation.

Conflicts of Interest

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

1.	Major Shareholders

      The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2009 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

	Amount and	Approximate
	Nature of	Percentage
Name and Address of	Beneficial	of Outstanding
Beneficial Owner(1)	Ownership(7)	Common Stock
Peifeng Hong(2)	530,527	6.9%
Zhi Chen(3)	1,351,201	17.6%
Tiezhu Zhang	*	*
Toshihiro Nakamura(4)	*	*
Michael W. Zhang(5)	108,750	1.4%
Jingfeng Wang	*	*
Min Chen	*	*
Keep Profit International Capital Limited(6)	682,498	8.9%
Aotian Holdings Ltd. (6)	494,161	6.4%
Index Asia Pacific Limited	1,680,009	21.8%

*	Less than 1%
(1)	The business address of each of the individuals is 6th Floor, Hua Fu Tower, 121 Gu Tian Avenue, Fuzhou City, China 350001.
(2)
Includes 530,527 common shares owned by Blazing Sun Holdings Ltd, a British Virgin Islands company. Peiying Qiang is the wife of our chairman of director, and is the sole director and sole owner of Blazing Sun Holdings Ltd.

(3)	Includes 1,351,201 common shares owned by Topbig International Development Ltd, a British Virgin Islands company. Mr. Chen is the sole director and sole owner of Topbig International Development Ltd.
(4)	Mr. Nakmura is the CEO of Index Asia Pacific Limited.
(5)
Mr. Zhang was the chief executive officer, secretary and a director of our Company before its business combination with OMH. Legal title to the 108,750 shares is held by Global Vestor Capital Partners LLC. Mr. Zhang and Mr. Jin Shi are the sole beneficial owners of Global Vestor Capital Partners LLC., which currently owns 270,000 warrants of China TopReach.

(6)
After consummation of the business combination between OMH and ChinaGrowth, the board of Aotian Holdings Ltd. And Keep Profit International Capital Limited distributed 501,116 and 401,251 ordinary shares, respectively, allocated from the business combination to beneficial shareholders of the two companies.

(7)
The numbers include ordinary shares held in escrow account, and only if we can meet the after-tax profits thresholds of RMB78,200,000 and RMB115,600,000 (approximately US$11.5 million and US$17 million) for the fiscal years ending December 31, 2008 and 2009, respectively, the shares held in the escrow account will be released to the shareholders.

B.	Related Party Transactions

ChinaGrowth related matters
Our founding officers and directors collectively purchased a combined total of 900,000 of our warrants from us at a price of $1.20 per warrant contemporaneously with our initial public offering in January 2007. These warrants, which we collectively refer to as the founding director warrants, will not be sold or transferred by the purchasers who initially purchased these warrants from us until the completion of our initial business combination.

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

Commencing on the effective date of our initial public offering through the acquisition of OMH, we paid Global Vestor Capital Partners LLC, an affiliate of Jin Shi, our chief financial officer and director, and Michael Zhang, our chief executive officer, secretary and director, up to US$7,500 per month for use of office space, utilities, administrative, technology and secretarial services. This arrangement was agreed to by Global Vestor Capital Partners LLC for our benefit and was not intended to provide Mr. Shi or Mr. Zhang compensation in lieu of salary. We believe, based on rents and fees for similar services in Shanghai, the PRC, that such fees were at least as favorable as we could have obtained from an unaffiliated person. This arrangement will terminate upon completion of a business combination or the distribution of the trust account to our public shareholders.

We reimbursed our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations (including possible payments to unaffiliated third parties for their performance of due diligence). There was no limit on the amount of accountable out-of-pocket expenses reimbursable by us, which was reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged. Accountable out-of-pocket expenses incurred by our officers and directors were not be repaid out of proceeds held in trust until these proceeds were released to us upon the completion of the business combination, provided there were sufficient funds available for reimbursement after such consummation. From May 3, 2006 through January 27, 2009, the total amount of business expenses incurred by ChinaGrowth’s officers and directors and reimbursed by ChinaGrowth was approximately U.S.$ 541,039.

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

Shares Purchase Agreement among ChinaGrowth, OMH and Zhi Chen

On December 16, 2008 and amended as of January 13, 2009, ChinaGrowth entered into a shares purchase agreement with OMH and Zhi Chen, our director and Chief Executive Officer, who was one of the shareholders and the representative of other shareholders of all of the issued and outstanding ordinary shares of OMH. Pursuant to terms of the stock purchase agreement, on December 16, 2008 and amended as of January 13, 2009, ChinaGrowth acquired all of the issued and outstanding ordinary shares of OMH, gaining control of OMH. For information regarding the consideration paid and payable to OMH’s shareholers pursuant to this stock purchase agreement, see Item 4.A, “Information on the Company - History and Development of the Company - The Business Combination,” of this annual report.

In January 2009, we issued 6,259,000 ordinary shares for the benefit of the individuals set forth below, of which 2,000,000 ordinary shares are held in escrow account, and only if we meet the after-tax profits thresholds of RMB78,200,000 and RMB115,600,000 (approximately US$11.5 million and US$17 million) for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 shares held in the escrow account will be released to the shareholders. Furthermore, the founding officers and directors of ChinaGrowth transferred 200,000 ordinary shares to shareholders of OMH.

Name	Number of shares

Index Asia Pacific Limited	1,680,009
Blazing Sun Holdings Limited	530,527
Wing Keen Management Limited	118,097
Aotian Holdings Limited	995,277
Luck Smart Limited	355,280
Keep Profit International Capital Limited	1,083,749
Adoration Management Limited	186,045
TopBig International Limited	1,351,200
JiangYuan International Development Ltd	158,816

OMH Loan from shareholders and officers

Topbig International Development Ltd., made a loan non-interest bearing to OMH on December 31, 2008, which was used to fund OMH’s general working capital needs. The loan had no fixed terms of repayment. As of December 31, 2008, the outstanding balance payable to Topbig International Development Ltd. was approximately $5,582,990.

Fujian JinDi Mining Co., Ltd., one company owned by Mr. Zhi Chen, made a loan with interest rate of 5.58% to OMH on December 30, 2006, which was used to fund OMH’s general working capital needs. The loan is due on March 6, 2008. As of December 31, 2008, the outstanding balance payable to Mr. Chen was approximately $1,975,361.

Shenzhen TianXun Information Technology Co. Ltd., one subsidiary of Index Asia Pacific Limited, made a loan with interest rate of 6.21% to OMH in September, 2007, which was used to fund OMH’s general working capital needs. The loan in 2007 will be due on June 30, 2008. This Company made an additional non-interest bearing, non-fixed term loan on September 30, 2008 to OMH.  As of December 31, 2008, the outstanding balance payable to Shenzhen TianXun Information Technology Co. Ltd. was approximately $1,197,885.

Fuzhou Development Zone Xuanye Industrial Trading Co., Ltd., one company owned by Mr. Zhi Chen, made a loan non-interest bearing to OMH on November 30, 2007, which was used to fund OMH’s general working capital needs. The loan had no fixed terms of repayment. As of December 31, 2008, the outstanding balance payable to Mr. Chen was approximately $291,467.

Aotian Holding Ltd., made a loan non-interest bearing to OMH in 2008, which was used to fund OMH’s general working capital needs. The loan had no fixed terms of repayment. As of December 31, 2008, the outstanding balance payable to Aotian Holding Ltd. was approximately $107,205.

Mr. Zhi Chen made a loan non-interest bearing to OMH in 2006, which was used to fund OMH’s general working capital needs. The loan had no fixed terms of repayment. As of December 31, 2008, the outstanding balance payable to Mr. Chen was approximately $100,052.

Fujian ShiFang Digital Technology Co. Ltd., one company owned by Mr. Zhi Chen, made a loan with interest rate of 5.58% to OMH on December 30, 2006, which was used to fund OMH’s general working capital needs. The loan is due on March 6, 2008. As of December 31, 2008, the principal has been paid to Mr. Chen, and the outstanding balance payable to Mr. Chen was approximately $44,679.

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

     Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

     Legal Proceedings

We are not currently a party to any pending legal proceedings which are expected to have a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position and results of operations or liquidity. However, from time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

We have never declared or paid any cash dividends on our common stock, nor do we have any present plan to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain most of our available funds and any future earnings to develop and expand our business. Any payment of dividends in the future will be at the discretion of our board of directors.

B.	Significant Changes

See Item 4.A “Information on the Company - History and Development of the Company - The Business Combination”

Unaudited Pro Forma Consolidated Financial Statements

The following unaudited pro forma consolidated financial statements give effect to the transactions contemplated by the Stock Purchase Agreement, dated as of December 16, 2008 and amended on January 13, 2009 (the “Transaction”), among ChinaGrowth and OMH, based on the assumptions and adjustments set forth in the accompanying notes, which management believes are reasonable.

The following unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the audited historical financial statements and related notes of China TopReach and OMH at December 31, 2008, all of which are included in this annual report.

The Transaction was completed on January 27, 2009 and resulted in the shareholders of OMH obtaining a majority of the voting interest in the combined business. Under generally accepted accounting principles, the company whose shareholders retain the majority voting interest in a combined business is generally treated as the acquirer for accounting purposes. Because ChinaGrowth did not have any assets with operating substance except cash, the Transaction has been accounted for as a reorganization and recapitalization of OMH.

In connection with the Transaction, certain China TopReach shareholders had conversion rights to receive a pro rata share of the assets of the trust fund established by China TopReach following its initial public offering in exchange for their common stock. The following unaudited pro forma financial statements present share and per share information for the year ended and at December 31, 2008 on the basis that no China TopReach stockholders exercised their conversion rights.

We are providing this information to aid you in your analysis of the financial aspects of the Transaction. The unaudited pro forma consolidated financial statements described above should be read in conjunction with the historical financial statements of OMH and ChinaGrowth and the related notes thereto contained elsewhere in this annual report. The unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the Transaction taken place on the dates noted, or the future financial position or operating results of the combined company.

The unaudited pro forma consolidated financial information is not necessarily indicative of the operating results that would have actually been achieved if the Transaction had been consummated as of the beginning of the period indicated, nor is it necessarily indicative of the future operating results of the combined business.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
PRO FORMA ADJUSTMENTS

(a)	to record release of funds held in trust by ChinaGrwoth and repurchase common shares of ChinaGrwoth, most of which has been used to redeem the shares owned by the public shareholders;
(b)
to record the six million U.S. dollars (US$6,000,000) in cash to the original shareholders of OMH by ChinaGrwoth, which will be paid either in aggregate or in installments when free cash flow of the Surviving Company is sufficient;

(c)
to record the issuance of 6,259,000 common shares of ChinaGrwoth to OMH shareholders with a par value of US$.001 per share for the entire stock of OMH at closing and to reflect the change in par value of OMH stock upon its merger into ChinaGrwoth; besides, 2,000,000 of the 6,259,000 common shares of ChinaGrwoth will be held in the escrow account at closing and will be released to the current OMH shareholders only when the company meeting its after-tax profits RMB78,200,000 and RMB115,600,000 for the fiscal years ending December 31, 2008 and 2009, respectively;

(d)	to reclassify ordinary shares held in trust to permanent equity;
(e)	to eliminate retained earning of ChinaGrwoth as OMH will be the continuing entity for accounting purposes;

(f)	to record the payment of deferred underwriter compensation, a portion of which was forfeited due to shareholders exercising their redemption rights;
(g)	to record the 200,000 initial shares, owned by ChinaGrwoth pre-IPO initial shareholders, that will be cancelled at closing;
(h)
to record the issuance of common shares of ChinaGrwoth with a par value of US$0.001 per share  and payment of expenses to the various parties due to the business combination and the listing on stock market;

(i)	to record the 4,842,413 IPO share issued to public shareholders as treasury shares;
(j)	pro forma net income per share was calculated by dividing pro forma net income by the weighted average number of shares outstanding as follows:

Shares issued in the Transaction	6,794,972
ChinaGrowth weighted average shares	896,087
Basic shares	7,691,059

ChinaGrowth incremental shares relating to warrants	1,224,389
ChinaGrowth incremental shares relating to underwriters purchase option	-
Diluted Shares	8,915,448

China TopReach Inc.
Pro Forma Consolidated Balance Sheet
December 31, 2008
(unaudited)

	OMH	China TopReach	Pro Forma Adjustment		Pro Forma Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,575,868	$59,307	$1,162,604	(a)	$1,320,708
			(1,477,071)	(h)
Investment held in trust	-	39,570,650	(39,570,650)	(a)	-
Investment held in trust for Underwriters	-	802,160	(802,160)	(f)	-
Accounts receivable, net	16,884,379				16,884,379
Prepayments	3,709,577	3,877			3,713,454
Other receivables	1,330,754				1,330,754
Inventories	287,909	-			287,909
Total current assets	23,788,487	40,435,994	(40,687,277)		23,537,204

Property, plant and equipment, net	5,160,262	-			5,160,262
Deposits to newspapers	24,096,370				24,096,370
Deferred expenses	126,450				126,450
Intangible assets, net	746,242	-			746,242
Deferred offering costs	521,713				521,713
Total assets	$54,439,524	$40,435,994	$(40,687,277)		54,188,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term bank loans	$5,325,202				$5,325,202
Accounts payable	3,833,745	41,631			3,875,376
Advances from customers	974,908				974,908
Income tax payable	1,667,432				1,667,432
Accrued expenses and other current payables	9,215,470				9,215,470
Amounts due to related parties	3,521,856				3,521,856
Amounts due to shareholders	5,790,247		6,000,000	(b)	11,790,247
Amounts due to minority interest	590,879				590,879
Amounts due to underwriter		802,160	(802,160)	(f)	-
Total current liabilities	30,919,739	843,791	5,197,840		36,961,370
Total liabilities	30,919,739	843,791	5,197,840		36,961,370
Minority interest	67,613				67,613
Ordinary shares subject to possible conversion to cash (997,501 shares at conversion value)	-	8,070,489	(8,070,489)	(d)	-

COMMITMENTS
Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	-	-			-

Ordinary shares	-	6,139	6,259	(c)	7,692
			(200)	(g)
			336	(h)
			(4,842)	(i)
Treasury Shares			4,842	(i)	4,842
Registered Capital	50,000		(50,000)	(c)	-

Additional paid-in capital	8,100,378	29,903,440	(38,408,046)	(a)	1,844,930
			(6,000,000)	(b)
			(6,259)	(c)
			50,000	(c)
			8,070,489	(d)
			1,612,135	(e)
			200	(g)
			(1,477,407)	(h)

Retained earnings/(deficit) accumulated during the development stage	14,067,477	1,612,135	(1,612,135)	(e)	14,067,477
Accumulated other comprehensive income
Foreign currency translation adjustment	1,234,317				1,234,317
Total shareholders’ equity	23,452,172	31,521,714	(37,814,628)		17,159,258
Total liabilities and shareholders’ equity	$54,439,524	$40,435,994	$(40,687,277)		$54,188,241

China TopReach Inc.
Pro Forma Consolidated Statement of Income
December 31, 2008
(unaudited)
	OMH		China TopReach		Pro Forma Adjustment		Pro Forma Consolidated

Gross revenue		$56,215,975		$-	$		$56,215,975
Cost of sales		(36,335,645)					(36,335,645)
Gross profit		19,880,330					19,880,330

Operating expenses
General and administrative expenses		(4,424,954)		(368,451)			(4,793,405)
Sales and marketing expenses		(2,398,030)		-			(2,398,030)
Total operating expenses		(6,822,984)		(368,451)			(7,191,435)

Operating Income		13,057,346		(368,451)			12,688,895

Other Income/(Expense)
Other income – net		505,988		-			505,988
Interest expense		(444,546)					(444,546)
Interest income		21,349		590,774			612,123
Income before taxes and minority interest		13,140,137		222,323			13,362,460

Income tax		(1,707,597)		-			(1,707,597)
Income before minority interest		11,432,540		222,323			11,654,863

Minority interest		(78,328)					(78,328)
Net income		$11,510,868		$222,323	$		$11,733,191

Net income per share- basic	$		$		$	(j)	1.53
Net income per share – diluted						(j)	1.32

ITEM 9. THE OFFER AND LISTING

A.      Offer and Listing Details

The following table sets forth the high and low closing prices of the our units, ordinary shares and warrants on the over-the-counter bulletin board for the periods indicated since such securities commenced public trading.  The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions:

	Common Stock		Warrants		Units
	Low	High	Low	High	Low	High

Most Recent Six Months

October 2008	7.28	7.55	0.02	0.15	7.05	7.58

November 2008	7.55	7.64	0.07	0.10	7.50	7.60

December 2008	7.57	7.82	0.01	0.08	7.50	7.50

January 2009	7.40	8.00	0.03	0.55	7.50	7.50

February 2009	7.00	7.90	0.15	0.27	6.00	7.50

March 2009	7.00	7.00	0.10	0.18	5.00	5.80

Most Recent Quarters

First Quarter 2007	7.05	7.20	1.00	1.05	8.00	8.25

Second Quarter 2007	7.11	7.34	1.06	1.21	8.15	8.50

Third Quarter 2007	7.25	7.40	0.75	1.20	7.90	8.50

Fourth Quarter 2007	7.31	7.40	0.84	1.15	8.06	8.40

First Quarter 2008	7.39	7.50	0.64	0.90	7.92	8.20

Second Quarter 2008	7.46	7.72	0.65	1.25	8.04	9.09

Third Quarter 2008	7.50	7.71	0.20	0.50	7.57	8.50

Fourth Quarter 2008	7.28	7.82	0.01	0.15	7.05	7.60

First Quarter 2009	7.00	8.00	0.03	0.55	5.00	7.50

Most Recent Fiscal Years

Fiscal 2007	7.05	7.40	0.75	1.21	7.90	8.50

Fiscal 2008	7.28	7.82	0.01	1.25	5.00	9.09

B.  Plan of Distribution

Not applicable.

C.  Markets

Our ordinary shares, warrants and units have traded under the symbol “CGSXF.OB”, “CGSQF.OB” and “CGSUF.OB” respectively on the over-the-counter bulletin board since January 29, 2007.

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

Register

We are a company incorporated in the Cayman Islands on May 3, 2006 under the Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”) with company registration number 166857. We are authorized to issue up to 60,000,000 ordinary shares, par value $.001 per share, and 3,000,000 shares of preferred shares, par value $.001 per share.

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

Certain Requirements and Restrictions

C.      Material Contracts

We have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of this annual report and other than those described in Item 4, “Information on the Company,” Item 7.B., “Major Shareholders and Related Party Transactions - Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

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

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Zhi Chen, Chief Executive Officer, China TopReach Inc., 6th Floor, Hua Fu Tower, 121 Gu Tian Avenue, Fuzhou City, China 350001.

I.      Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. Most of our revenues and expenses are denominated in non-US currencies, primarily Renminbi, which subjects us to increased risks relating to foreign exchange rate fluctuations that could have a material adverse effect on our business, financial condition and operating results.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within the 90-day period preceding the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2008, the company’s internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

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

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C, “Directors, Senior Management and Employees — Board Practices – Audit Committee Financial Expert.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

From May 3, 2006 to December 31, 2006 and for the year ended December 31, 2007, ChinaGrowth’s independent accountant was J.H. Cohn LLP (“JHC”) and for the year ended December 31, 2008, 2007, and 2006 OMH’s independent accountant was UHY LLP (“UHY”). On October 20, 2008, we engaged UHY as our principal accountant and dismissed JHC from that role after the business combination in January 2009. During such period, there were no disagreements with JHC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. The auditors’ report of ChinaGrowth on the balance sheet as of December 31, 2007, and the related statements of operations, changes in stockholders equity and cash flows for the period from May 3, 2006 (inception) to December 31, 2007 did not contain any adverse opinion or disclaimer of opinion, nor were any qualified or modified as to uncertainty, audit scope, or accounting principles.

The aggregate fees billed for the last two fiscal years for professional services rendered by auditors are as follows:

	For the Year Ended December 31,
	2008	2007	2006
Audit Fees - JHC	-	$60,000	$35,000
Audit Fees - UHY	$160,000	$100,000	$100,000

Audit fees represent fees for professional services related to the audit of our financial statements for the year ended December 31, 2007 and 2008 including the review of certain reports on Form 6-K.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PROPOSED PRIVATE PURCHASE OF STOCK

The Company purchased (the “Private Purchases”) ordinary shares, par value $.001 per share, directly from a limited number of institutional stockholders of the Company in separate and privately negotiated transactions during January 2009. These were institutional stockholders who intended to exercise their conversion rights but agreed to private purchases with the Company.  The Private Purchases were contingent upon: (a) approval of the proposals submitted to shareholders for consideration and voting at the Extraordinary General Meeting (the “Proposals”) and (b) the consummation of the Acquisition. The terms of each such Private Purchases were negotiated on a case by case basis.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements for China TopReach are filed as part of this annual report.

Page
Number
Reports of Independent Registered Public Accounting Firm	F-2 - F-3
Balance Sheets	F-4
Statements of Operations	F-5
Statement of Shareholders’ Equity	F-6
Statements of Cash Flows	F-7
Notes to Financial Statements	F-8

  The following financial statements for OMH are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association. **
4.1	Underwriting Agreement. *
4.2	Unit Purchase Agreement to be granted to Morgan Joseph & Co., Inc. *
4.3	Warrant Agreement between American Stock Transfer & Trust Company and the Registrant. *
4.4	Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant. *
4.5	Securities Escrow Agreement among the Registrant, American Stock Transfer & Trust Company and the Initial Shareholders.*
4.6	Registration Rights Agreement among the Registrant and the Initial Shareholders. *
4.7	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Michael W. Zhang. *
4.8	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Jin Shi.*
4.9	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Xuechu He.*
4.10	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Teng Zhou.*
4.11	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Xuesong Song.*
4.12	Office Services Agreement between the Registrant and Global Vestor Capital Partners LLC.*
4.13	Warrant Purchase Agreement between the Company and the Initial Shareholders.*
4.14	Promissory Note, dated May 18, 2006, issued to Global Vestor Capital Partners, LLC in the amount of $63,000.*
4.15	Promissory Note, dated May 18, 2006, issued to Venture Link Assets Limited in the amount of $33,600.*
4.16	Promissory Note, dated May 18, 2006, issued to Chum Capital Group Limited in the amount of $63,000.*
4.17	Promissory Note, dated May 18, 2006, issued to Guorun Group Limited in the amount of $50,400.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333-134459) filed on January 19, 2007
**	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333-134459) filed on December 8, 2006

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TOPREACH INC.

By:	/s/ Zhi Chen
	Name:	Zhi Chen
	Title:	Chief Executive Officer

Dated: June 2, 2009

CHINA TOPREACH INC. (formerly known as ChinaGrowth South Acquisition Corporation)
(A DEVELOPMENT STAGE COMPANY)
INDEX TO FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firm	F-2 - F-3

Financial statements
Balance Sheets as of December 31, 2008 and 2007	F-4

Statements of Operations for the years ended December 31, 2008 and 2007 and for the period from May 3, 2006 (Date of Inception) to December 31, 2008	F-5

Statement of Shareholders’ Equity for the years ended December 31, 2008 and 2007 and for the period from May 3, 2006 (Date of Inception) to December 31, 2006	F-6

Statements of Cash Flows for the years ended December 31, 2008 and 2007 and for the period from May 3, 2006 (Date of Inception) to December 31, 2008	F-7

Notes to Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A DEVELOPMENT STAGE COMPANY)

We have audited the accompanying balance sheets of China Topreach ,Inc. (Formerly known as ChinaGrowth South Acquisition Corporation) (the “Company”) (A development stage company) as of December 31, 2008 and the related statements of operations, shareholders' equity and cash flows for the year then ended and the amounts included in the cumulative columns in the statements of operations and cash flows for the period from May 3, 2006 (Date of Inception) to December 31, 2008.  China Topreach Inc.’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of China Topreach Inc. as of December 31, 2007 and for the period from May 3, 2006 (Date of Inception) to December 31, 2007 were audited by other auditors, whose report dated May 7, 2008, expressed an unqualified opinion on those statements.  Our opinion insofar as it relates to cumulative amounts included for such period is based solely on the report of such auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China TopReach Inc. (Formerly known as ChinaGrowth South Acquisition Corporation) (A Development Stage Company) as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, and for the amounts included in the cumulative columns in the statements of operations and cash flows for the period from May 3, 2006 (Date of Inception) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA Limited
Certified Public Accountants

HONG  KONG,
(THE PEOPLE'S REPUBLIC OF CHINA)

June 2, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
China TopReach Inc.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A Development Stage Company)

We have audited the accompanying balance sheet of China TopReach Inc. (Formerly known as ChinaGrowth South Acquisition Corporation) (A Development Stage Company) as of December 31, 2007, and the related statements of operations, shareholders' equity and cash flows for the year then ended and for the period from May 3, 2006 (date of inception) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChinaGrowth South Acquisition Corporation as of December 31, 2007, and the results of its operations and cash flows for the year then ended and for the period from May 3, 2006 (date of inception) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. COHN LLP

New York, New York
May 7, 2008

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

	December 31
	2008	2007
	USD	USD
Assets

Current assets
Cash and cash equivalents	$59,307	$398,735
Prepaid expenses	-	18,965
Investment held in trust	40,372,810	39,781,299
Other receivables	3,877	3,877
Total assets	$40,435,994	$40,202,876

Liabilities and shareholders' equity

Current liabilities
Accrued expenses	$41,631	$30,836
Due to Underwriters	802,160	802,160
	843,791	832,996
Total current liabilities

Ordinary shares, subject to possible conversion to cash, 1,002,199 shares at conversion value	8,070,489	7,952,282

Shareholders’ equity
Preferred share - $0.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	-	-
Ordinary shares - $0.001 par value, 20,000,000 shares authorized; 6,138,500 issued and outstanding at December 31, 2008 and 2007, respectively	6,139	6,139
Additional paid-in capital	29,903,440	30,021,647
Retained earnings accumulated during the development stage	1,612,135	1,389,812
Total shareholders' equity	31,521,714	31,417,598
Total liabilities and shareholders' equity	$40,435,994	$40,202,876

See the accompanying notes to financial statements.

CHINA  TOPREACH  INC.
(FORMERLY KNOWN AS CHINAGROWTH SOUTH ACQUISITION CORPORATION)
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2008	For the year Ended December 31, 2007	For the period from May 3, 2006 (Date of Inception) through December 31, 2008
	USD	USD	USD

Operating expenses	$368,451	$282,139	$666,832

Loss from operations	(368,451)	(282,139)	(666,832)

Interest income	590,774	1,686,358	2,278,967

Net income	$222,323	$1,404,219	$1,612,135

Net income attributable to ordinary shareholders	$222,323	$1,404,219	$1,612,135

Weighted average number of shares outstanding - basic and diluted	6,138,500	5,724,692	4,736,335

Net income per share - basic and diluted	$0.04	$0.25

See Accompanying Notes to Financial Statements.

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007 AND FOR THE PERIOD
FROM MAY 3, 2006 (DATE OF INCEPTION) TO DECEMBER 31, 2006

	Ordinary Shares		Additional Paid-In	Retained Earnings/ (Deficit) accumulated during the development
	Shares	Amount USD	Capital USD	stage USD	Total USD

Common shares issued May 3, 2006 at $0.001 per share	1,125,000	$1,125	$23,875	$-	$25,000

Net loss for the period from May 3, 2006 (date of inception) to December 31, 2006	-	-	-	(14,407)	(14,407)

Balance at December 31, 2006	1,125,000	1,125	23,875	(14,407)	10,593

Proceeds from issuance of 900,000 founding director warrants	-	-	1,080,000	-	1,080,000
Sale of 5,013,500 units at $8.00 per unit through a public offering, net of underwriters’ discount and offering expenses amounting to $2,807,560 (includes 1,002,199 shares subject to possible conversion)	5,013,500	5,014	36,869,954	-	36,874,968
Proceeds subject to possible conversion of 1,002,199 shares	-	-	(7,952,282)	-	(7,952,282)
Proceeds from issuance of underwriting option	-	-	100	-	100
Net income for the year ended December 31, 2007	-	-	-	1,404,219	1,404,219

Balance at December 31, 2007	6,138,500	6,139	30,021,647	1,389,812	31,417,598

Accretion of trust relating to ordinary shares subject to conversion	-	-	(118,207)	-	(118,207)
Net income for the year ended December 31, 2008	-	-	-	222,323	222,323

Balance at December 31, 2008	6,138,500	$6,139	$29,903,440	$1,612,135	$31,521,714

See Accompanying Notes to Financial Statements.

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	For the period from May 3, 2006 (Date of Inception) through December 31, 2008
Cash flows from operating activities:
Net income	$222,323	$1,404,219	$1,612,135
Increase in accrued expenses	10,795	30,836	41,631
Decrease / (Increase) in prepaid expenses	18,965	(18,965)	-
Increase in other receivables	-	(3,877)	(3,877)

Net cash provided by operating activities	252,083	1,412,213	1,649,889
Cash flows from investing activities:
Deposit to trust account	(737)	(38,093,106)	(38,093,843)
Interest earned on trust fund	(590,774)	(1,688,193)	(2,278,967)

Net cash used by investing activities	(591,511)	(39,781,299)	(40,372,810)
Cash flows from financing activities:
Proceeds from initial public offering	-	40,108,000	40,108,000
Proceeds from founding director warrant purchase	-	1,080,000	1,080,000
Proceeds from issuance of underwriter option	-	100	100
Proceeds from sale of ordinary shares to founding shareholders	-		25,000
Issuance of unsecured promissory notes	-		210,000
Repayment of unsecured promissory notes	-	(210,000)	(210,000)
Payment of offering costs	-	(2,367,307)	(2,430,872)

Net cash provided by financing activities	-	38,610,793	38,782,228
(Net decrease) / Net increase in cash and cash equivalents	(339,428)	241,707	59,307

Cash and cash equivalents at beginning of period	398,735	157,028	-
Cash and cash equivalents at end of period	$59,307	$398,735	$59,307
Supplemental disclosure of cash flow information:
Accrual of deferred underwriting fees	$802,160	$802,160	$802,160

See Accompanying Notes to Financial Statements.

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

1	ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION

Organization and Business Operations

China TopReach Inc. (Formerly known as ChinaGrowth South Acquisition Corporation) (the “Company”) (A development stage company), was incorporated in the Cayman Islands on May 3, 2006 as a blank check company for the purpose of affecting a share capital exchange, asset acquisition or other similar business combination with an operating business in any industry. The Company’s objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province south of the Yangtze River, including but not limited to the Jiangsu and Hubei provinces and Chongqing. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry.

The registration statement for the Company’s initial public offering (as discussed in Note 3 below) (the “Offering”) was declared effective on January 25, 2007. The Company completed the Public Offering of 5,013,500 units on January 29, 2007 (including 513,500 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007). Prior to our Public Offering, the Company sold an aggregate of 900,000 warrants to its officers and directors in a private placement for a purchase price of US$1,080,000. After deducting the underwriting discounts and commissions and the offering expenses which amounted to $2,807,560, the total net proceeds to the Company from the Public Offering and private placement were approximately US$38,802,600(which includes  an additional US$802,160 to be paid to the underwriters) of which US$38,102,600 was deposited into a trust account (“Trust Account”) and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence and advisory fees in connection with prospective business combinations, compliance with securities laws and regulations, and continuing general and administrative expenses.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering as discussed in Note 3, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with an operating business in the PRC (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully affect a Business Combination.

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

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

1	ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (Cont’d)

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

As of December 31, 2008, an amount of US$40,372,810 (including interest and deferred underwriter fees) of the net proceeds was held in a trust account (“Trust Account”) and invested in short-term United States government securities. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in United States government securities having a maturity of one hundred and eighty days or less or in money market funds. The funds will continue to be kept in the Trust Account until the earlier of (i) the consummation of the Business Combination or (ii) distribution of the Trust Account as described below.

In the event that the Company does not consummate a Business Combination within 18 months from the date of the completion of the Public Offering (or 24 months from the completion of the Public Offering if certain extension criteria have been satisfied), the Company will be dissolved and the proceeds held in the Trust Account will be distributed to the Company’s public shareholders. In the event of such distribution, the per share value of the residual assets remaining available for distribution (including the amount held in the Trust Account) may be less than the Public Offering price of US$8.00 per unit (see Note 3). The above Business Combination is in process and no assurance exists that it will be consummated.

Basis of Presentation

The financial statements include only the accounts of the Company. The Company has not commenced operations since its inception on May 3, 2006. All activities and expenses incurred through December 31, 2008 relate to the Company’s formation, capital raising activities, and searching for an acquisition target.

The Company is currently a development stage enterprise reporting under the provisions of statement of Financial Accounting Standard (“SFAS”) No.7.

On December 16, 2008, the Company entered into a Share Purchase Agreement (the “SPA”) to acquire Olympia Media Holdings Limited, a British Virgin Islands company (“OMH”), a leading privately owned aggregator and operator of print media businesses in China. On January 13, 2009, the parties entered into an amendment to the Share Purchase Agreement. Following completion of the transaction, OMH will become a wholly owned subsidiary of China TopReach.

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

1	ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (Cont’d)

Pursuant to the terms of the SPA, the Company will acquire all of the shares outstanding of OMH, for a consideration consisting of US$6 million in cash (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient), 6,259,000 ordinary shares of the Company to be issued at the closing, including 2,000,000 shares to be held in an escrow account, and released subject to the surviving company meeting certain after-tax profits thresholds of RMB78,200,000 and RMB115,600,000 (approximately US$11.5 million and US$17 million) for the fiscal years ending December 31, 2008 and 2009, respectively.

Furthermore, on an all or none basis, if, on a consolidated basis, the Company surviving the Acquisition achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011and 2012, additional ordinary shares of the Company, as detailed below will be issued:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amounts do not accumulate)
2009	RMB 136,000,000 (Approximately US$20 million)	2,000,000
2010	RMB 197,200,000 (Approximately US$29 million)	2,500,000
2011	RMB 278,800,000 (Approximately US$41 million)	2,500,000
2012	RMB394,400,000 (Approximately US$58 million)	2,500,000

Note: US$ dollar amounts were calculated using the exchange rate of RMB6.8/US$1.

In addition, our current directors have agreed that 200,000 ordinary shares of the Company held by them will be forfeited upon the consummation of the Company’s acquisition.

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks and other financial institutions.

(b)	Investment held in Trust Account

The investment held in the Trust Account as of December 31, 2008 and 2007 consists of U.S. government treasury bills purchased with an original maturity of less than three months at date of acquisition. Interest income, including amortization of the premium and discount arising at acquisition is recorded on an accrual basis.

(c)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Income taxes

Under current Cayman Islands laws, the Company is not subject to income tax, and accordingly, no income tax expense/benefit has been recognized in respect of the net income/losses incurred.

(e)	Basic and diluted net income/loss per share

For the periods concerned, the number of shares used in the calculation of diluted net income /loss per share is equal to the number of shares used to calculate the basic net income/loss per share because the effect of the warrants and the underwriters’ option were not utilized since they are considered contingent shares.

(f)	Foreign Currency Translation

In accordance with SFAS 52, “Foreign Currency Translation”, foreign currency balance sheet items will be translated using the end of period exchange rates, and statement of operations items will be translated at the transaction date at the average exchange rates for each period.

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(f)	Foreign Currency Translation (Cont’d)

The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within shareholders’ equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

As of December 31, 2008 and 2007, there were no foreign currency translation activity and, therefore, no such gains or losses were recognized in the statement of operations and no translation adjustments were recognized in shareholders’ equity.

(g)	Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of deposits held at bank and investments held in a trust account with a financial institution. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

(h)	Fair value measurements

Effective January 1, 2008, the Company implemented SFAS No. 157, Fair Value Measurement, or SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.  In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009.  The Company is evaluating the impact, if any, this standard will have on its non-financial assets and liabilities.

The adoption of SFAS 157 to the Company’s financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(h)	Fair value measurements (Cont’d)

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.  In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.  Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.  Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Description	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investment in Trust Account	$40,372,810	$40,372,810
Cash equivalent	59,307	59,307

Total	$40,432,117	$40,432,117

The fair values of the Company’s cash equivalent and investments held in the Trust Account are determined through market, observable and corroborated sources.

(i)	Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS 141(R), which replaces Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations.” SFAS 141(R) establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in an acquisition, at their fair value as of the acquisition date. SFAS 141(R) will change the accounting treatment of certain items, including (1) acquisition and restructuring costs will generally be expensed as incurred, (2) noncontrolling interests will be valued at fair value at the acquisition date, (3) acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at the higher of such amount or the amount determined under existing guidance for non-acquired contingencies, and (4) changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date will affect the provision for income taxes. The Company is currently evaluating the impact of the adoption of SFAS 141(R) on its financial statements.

CHINA  TOPREACH  INC.
(FORMERLY KNOWN AS CHINAGROWTH SOUTH ACQUISITION CORPORATION)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(i)	Recent Accounting Pronouncements (Cont’d)

In May 2008, the FASB issued FASB Staff Position No. APB 14-1 (“APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” APB 14-1 clarifies that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion should be accounted for separately. The liability and equity components of convertible debt instruments within the scope of APB 14-1 shall be separately accounted for in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods. The provisions of APB 14-1 are applied retrospectively and are effective for the Company as of January 1, 2009. The Company currently expects that the adoption of APB 14-1 will not have a material impact on its financial statements.

3	INITIAL PUBLIC OFFERING

On January 29, 2007, the Company completed the sale of 5,013,500 units (including 513,500 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007) at a price of US$8.00 per unit. Each unit consists of one ordinary share of the Company, US$0.001 par value, and one warrant. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of US$6.00 commencing on the later of (a) the completion of a Business Combination with a target business, or (b) January 23, 2008. The warrants expire on January 23, 2011. The Company may redeem the warrants (including any warrants issued upon exercise of the unit purchase option described below) at a price of US$0.01 per warrant at any time after the warrants become exercisable to the extent the last sales price of the Company’s ordinary shares equals or exceeds US$11.50 per share for any 20 trading days within a 30 trading day period.

The Company’s directors and officers, or their designees, have also purchased a total of 900,000 warrants prior to the closing of the Offering at US$1.20 per warrant for an aggregate purchase price of US$1,080,000 (the “Founding Director Warrants”). The Founding Director Warrants were purchased separately and not in conjunction with ordinary shares in the form of units. The purchase price of the Founding Director Warrants has been added to the proceeds from the Offering to be held in the Trust Account pending completion of a business combination. If the Company does not complete a Business Combination, the purchase price of the Founding Director Warrants will become part of the liquidation distribution and the Founding Director Warrants will expire worthless.

The Company will use its best efforts to cause a registration statement to become effective on or prior to the commencement of the warrant exercise period and to maintain the effectiveness of such registration statement until the expiration of the warrants. If the Company is unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore is unable to deliver registered shares, the warrants may become worthless. Because the Founding Director Warrants were sold in a Regulation S private placement and were issued pursuant to an exemption from registration requirements under federal securities laws, the Founding Director Warrants will be exercisable even if, at the time of exercise, a prospectus relating to the ordinary shares issuable upon exercise of the Founding Director Warrants is not current.

CHINA  TOPREACH  INC.
(FORMERLY KNOWN AS CHINAGROWTH SOUTH ACQUISITION CORPORATION)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

3	INITIAL PUBLIC OFFERING (Cont’d)

In addition, on January 29, 2007, the Company sold to the underwriters, for US$100, an option to purchase up to a total of 315,000 units as compensation for their services (the “unit purchase option”). The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering. In lieu of paying the exercise price of US$10.00 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The unit purchase option expires on January 23, 2012 and is exercisable at US$10.00 per Unit commencing on the later of (a) the completion of a Business Combination, or (b) January 23, 2008.

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

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

4	COMMITMENTS

The Company utilizes certain limited administrative, technology and secretarial services, as well as certain limited office space provided by an affiliate of one of the Initial Shareholders. Such affiliate has agreed that, until a Business Combination, it will make such services available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate up to US$7,500 per month for such services commencing on the effective date of the Public Offering.

In addition, the Company has agreed to pay to Morgan Joseph & Co., Inc. serving as the underwriting syndicate’s representative, seven percent (7%) of the gross proceeds of the offering (the “Underwriters’ Discount”). Five percent (5%) of the gross proceeds (US$2,005,400 including the exercise of the over-allotment option) have been paid upon the closing of the Public Offering. Morgan Joseph & Co., Inc. has agreed to defer payment of the remaining two percent (2%) of the gross proceeds (US$802,160) until completion of a Business Combination. Until a Business Combination is complete, these funds will be placed in the Trust Account. If the Company does not complete a Business Combination then the 2% deferred fee will become part of the liquidation distribution.

As discussed in Note 3, the Company’s Founding Directors purchased 900,000 Warrants at a price of US$1.20 per Warrant for a total gross proceeds of US$1,080,000. Each of the Company’s Initial Shareholders or their designees cannot sell these warrants until the consummation of a business combination. These warrants will be non-callable as long as they are held by the Company’s Initial Shareholders or their designees.

5	UNSECURED PROMISSORY NOTES

The Company had issued an aggregate of US$210,000 of unsecured promissory notes to five Initial Shareholders. The notes were non-interest bearing and were paid on the consummation of the Public Offering.

6	PREFERRED SHARES

The Company is authorized to issue 1,000,000 shares of preferred shares with such designations and other voting rights and preferences as may be determined from time to time by the Board of Directors.

7	AMOUNT OF EQUITY SUBJECT TO POSSIBLE REDEMPTION

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

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

7	AMOUNT OF EQUITY SUBJECT TO POSSIBLE REDEMPTION (Cont’d)

This redemption obligation with respect to up to 19.99% of the ordinary shares sold in the Public Offering will exist regardless of how a business combination is structured. That is, the Company would be required to redeem up to an amount equal to the product of approximately 19.99% of the 5,013,500 ordinary shares sold in the Public Offering (or 1,002,199 ordinary shares) multiplied by an initial cash per-share redemption price of US$7.60. The actual per-share redemption price will be equal to the portion of the amount in the Trust Account plus all accrued interest not previously released to the Company, as of two business days prior to the proposed consummation of the business combination, divided by 5,013,500 ordinary shares.

Accordingly, under the provision of EITF D-98, Classification and Measurement of Redeemable Securities, the Company has classified 19.99% of the net proceeds from the Public Offering, or US$8,070,489 and US$7,952,282 as outside permanent equity as of December 31, 2008 and 2007, respectively.

8	SUBSEQUENT EVENTS

(a)	Share purchase transaction

The SPA dated as of December 16, 2008 was amended on January 13, 2009 by and among the Company, OMH, and each of the shareholders and founder of OMH as listed therein, pursuant to which the Company will acquire all of the issued and outstanding share capital and other equity interests of OMH in exchange for US$6,000,000 in cash (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient) and the issuance of 6,259,000 ordinary shares of the Company at the closing (of which 2,000,000 shares will be held in an escrow account and will be released only if the surviving company meets certain after-tax profit targets for the years 2008 and 2009) and, depending on the satisfaction of after-tax profits RMB136,000,000, RMB197,200,000, RMB278,800,000 and RMB 394,400,000 for the years 2009, 2010,2011 and 2012 respectively, certain additional ordinary shares of the Company as provided for therein (the “Acquisition”), the repurchase of ordinary shares of the Company in connection with the Private Purchases (as defined below), the Note Purchase Agreement (as defined below) and the forfeiture of ordinary shares by certain founders the Company, and the transactions contemplated thereby was approved on January 27, 2009.

(b)	Private purchase of stock

The Company purchased (the “Private Purchases”) some of its ordinary shares, par value $.001 per share, directly from a limited number of institutional stockholders of the Company in separate and privately negotiated transactions executed prior to the Extraordinary General Meeting convened on Thursday, January 27, 2009 at 9:00 a.m., New York time to consider and vote on the Acquisition. The terms of each such Private Purchase were negotiated on a case by case basis. The Company did not offer to purchase any shares owned by any officer, director or special advisor of  the Company.

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

8	SUBSEQUENT EVENTS (Cont’d)

(a)	Share purchase transaction (Cont’d)

The funding for any such privately negotiated arrangements will be derived from the Company’s available funds after the closing of the Acquisition, including, but not limited to, the balance of proceeds released from the trust account after closing of the Acquisition and the working capital of OMH (as of the date of Acquisition).

(c)	Proposed loan agreement

OMH borrowed approximately $16.6 million in debt financing pursuant to a Note Purchase Agreement (the "Note Purchase Agreement") executed on January 22, 2009. Pursuant to the Note Purchase Agreement, OMH used the proceeds of the debt financing to purchase ordinary shares of the Company in privately negotiated transactions, enabling OMH to vote those shares in favor of the Proposals. Upon the consummation of the acquisition, the Company repurchased all of the ordinary shares acquired by OMH and OMH used such funds to repay the loan to the shareholders.

OLYMPIA MEDIA HOLDINGS LTD.

INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-20

Financial statements
Balance Sheets as of December 31, 2008 and 2007	F-21
Statements of Operations for the
for the years ended December 31, 2008, 2007 and 2006	F-22
Statement of Shareholders’ Equity for the
years ended December 31, 2008, 2007 and 2006	F-23
Statements of Cash Flows for the
years ended December 31, 2008, 2007 and 2006	F-24

Notes to Financial Statements	F-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
OLYMPIA MEDIA HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of Olympia Media Holdings Limited and subsidiaries (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Olympia Media Holdings Limited as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA Limited
Certified Public Accountants

HONG KONG,
(THE PEOPLE'S REPUBLIC OF CHINA)

June 2, 2009

OLYMPIA MEDIA HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31
	2008	2007
	USD	USD
Assets

Current assets
Cash and cash equivalents	$1,575,868	$1,259,197
Trade receivables, net	16,884,379	4,145,182
Inventories	287,909	1,632,015
Prepayments	1,330,754	2,544,176
Other receivables	3,709,577	712,670
Amounts due from related parties	-	79,106
Total current assets	23,788,487	10,372,346

Property, plant and equipment, net	5,160,262	5,324,587
Deposits to newspapers	24,096,370	17,252,799
Deferred costs	126,450	42,536
Deferred offering costs	521,713	-
Intangible assets, net	746,242	11,799
Total assets	$54,439,524	$33,004,067

Liabilities and shareholders' equity

Current liabilities
Short-term borrowings	$5,325,202	$2,281,894
Trade payables	3,833,745	3,704,203
Income tax payable	1,667,432	609,002
Advances from customers	974,908	590,518
Accrued expenses and other current payables	9,215,470	12,168,220
Amounts due to related parties	3,521,856	2,002,873
Amounts due to shareholders	5,790,247	48,965
Amounts due to minority interests	590,879	822,215
Total current liabilities	30,919,739	22,227,890

Minority interests	67,613	146,431

Shareholders’ equity
Registered capital	50,000	10,000
Additional paid-in capital	8,100,378	7,329,367
Retained earnings	14,067,477	2,556,609
Accumulated other comprehensive income	1,234,317	733,770
Total shareholders' equity	23,452,172	10,629,746

Total liabilities and shareholders' equity	$54,439,524	$33,004,067

See the accompanying notes to the consolidated financial statements.

OLYMPIA MEDIA HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2008	2007	2006
	USD	USD	USD

Gross revenue	$56,215,975	$23,033,275	$12,463,421

Cost of sales	36,335,645	14,575,382	8,811,730
Gross profit	19,880,330	8,457,893	3,651,691

Operating expenses
Sales and marketing expenses	2,398,030	994,303	508,581
General and administrative expenses	4,424,954	2,230,380	1,428,779
Total operating expenses	6,822,984	3,224,683	1,937,360

Operating Income	13,057,346	5,233,210	1,714,331

Other Income/(Expense)
Interest income	21,349	39,659	10,279
Other income – net	505,988	205,974	8,586
Interest expense	(444,546)	(496,957)	(309,926)

Income before tax and minority interests	13,140,137	4,981,886	1,423,270

Income tax	1,707,597	622,230	95,488
Income before minority interests	11,432,540	4,359,656	1,327,782

Minority interests	78,328	(75,051)	(9,160)
Net income	11,510,868	4,284,605	1,318,622

Other comprehensive income
-Effects of foreign currency conversion	500,547	535,528	198,242

Total comprehensive income	$12,011,415	$4,820,133	$1,516,864

See the accompanying notes to the consolidated financial statements.

OLYMPIA MEDIA HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Registered Capital USD	Additional Paid-in Capital USD	Retained Earnings USD	Accumulated Other Comprehensive Income USD	Total USD
Balance, December 31, 2005	$10,000	$5,707,723	$(6,692)	$-	$5,711,031

Net income	-	-	1,318,622	-	1,318,622
Dividends paid	-	-	(785,236)	-	(785,236)
Foreign currency translation adjustment	-	-	-	198,242	198,242

Balance, December 31, 2006	10,000	5,707,723	526,694	198,242	6,442,659

Net income	-	-	4,284,605	-	4,284,605
Dividends paid	-	-	(2,254,690)	-	(2,254,690)
Shareholders’ additional contribution	-	1,621,644	-	-	1,621,644
Foreign currency translation adjustment	-	-	-	535,528	535,528

Balance, December 31, 2007	10,000	7,329,367	2,556,609	733,770	10,629,746

Capital injected	40,000	-	-	-	40,000
Net income	-	-	11,510,868	-	11,510,868
Shareholders’ additional contribution	-	771,011	-	-	771,011
Foreign currency translation adjustment	-	-	-	500,547	500,547

Balance, December 31, 2008	$50,000	$8,100,378	$14,067,477	$1,234,317	$23,452,172

See the accompanying notes to the consolidated financial statements.

OLYMPIA MEDIA HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2008	2007	2006
	USD	USD	USD

Cash flows from operating activities:

Net income	$11,510,868	$4,284,605	$1,318,622

Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	736,464	493,893	213,875
Amortization	25,026	11,356	9,403
Minority interests	(78,328)	75,051	9,160
Changes in assets and liabilities:
Trade receivables	(12,739,197)	(3,359,137)	(248,177)
Inventories	1,344,106	3,101,168	(3,904,043)
Prepayments	1,213,422	(1,779,501)	1,695,382
Other receivables	(2,996,907)	77,821	(825,459)
Amounts due from related parties	79,106	188,852	(267,958)
Trade payables	129,542	(2,381,789)	5,258,483
Income tax payable	1,058,430	517,332	(105,534)
Advances from customers	384,390	265,515	(173,301)
Accrued expenses and other current payables	1,046,292	1,717,011	(314,494)
Net cash provided by operating activities	$1,713,214	$3,212,177	$2,665,959

Cash flows from investing activities:
Purchase of property, plant and equipment	$(572,139)	$(2,675,563)	$(648,425)
Expenditures for intangible assets and
deferred expenses	(843,383)	52,265	(1,207)
Deferred offering costs	(521,713)	-	-
Deposits paid	(14,528,598)	(8,885,582)	(4,651,310)
Deposits utilized	7,685,027	-	-
Net cash used in investing activities	$(8,780,806)	$(11,508,880)	$(5,300,942)

Cash flows from financing activities:
Capital injected	$40,000	$-	$-
Shareholders additional contribution	771,011	1,621,644	-
Short-term borrowings (repayment)	3,043,308	(660,223)	2,570,526
Dividends paid	-	(2,254,690)	(785,236)
Advances from third parties	(3,999,042)	6,385,787	895,426
Amounts due to related parties	1,518,983	1,363,283	639,590
Amounts due to shareholders	5,741,282	(1,389,001)	1,437,966
Amounts due to minority interests	(231,826)	726,917	95,298
Net cash provided by financing activities	$6,883,716	$5,793,717	$4,853,570

Effect of foreign currency conversion on cash	500,547	648,747	190,337

Net increase/(decrease) in cash and cash equivalents	$316,671	$(1,854,239)	$2,408,924

Cash and equivalents, Beginning	1,259,197	3,113,436	704,512
Cash and equivalents, Ending	$1,575,868	$1,259,197	$3,113,436

See the accompanying notes to the consolidated financial statements.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1	DESCRIPTION OF BUSINESS AND ORGANISATION

The consolidated financial statements include the financial statements of Olympia Media Holdings Limited (“the Company”), its subsidiaries, and variable interest entities (“VIEs”) where the Company is deemed the primary beneficiary. The Company, its consolidated subsidiaries and VIEs are collectively referred to as the “Group”.  The Group is engaged in publishing and advertising activities, and now has 30 subsidiaries all over the Peoples' Republic of China ("PRC").

The Company was established in British Virgin Island (“BVI”) as a holding company in December 2005. Fujian Shifang Communication Co. Ltd. ("SF"), one of OMH’s wholly owned subsidiaries, entered into contractual agreements with Beijing Hong Hing To Culture Dissemination Company Limited (“BJHXT”) described below.  Since the Company is deemed the primary beneficiary of BJHXT, BJHXT is deemed a subsidiary of the Company under the requirements of Financial Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities".

Based on the contractual arrangements, SF provides consulting services to BJHXT and is entitled to (1) receive a substantial portion of the economic benefits from BJHXT; (2) exercises effective control over BJHXT, and (3) has an exclusive option to purchase all or part of the equity interests in BJHXT when and to the extent permitted by the PRC laws. Accordingly, by virtue of the contractual arrangements, OMH consolidates BJHXT’s results, assets and liabilities in OMH’s financial statements.

The following are brief description of contracts entered between SF and BJHXT :

(1)
Services Agreement. SF has entered into a Services Agreement with BJHXT, pursuant to which, SF exclusively provides consulting services to BJHXT in exchange for service fees. This agreement enables the transfer of substantial portion of economic interests from BJHXT to SF.

(2)
Equity Pledge Agreement.  SF, BJHXT and its registered shareholders have entered into an Equity Pledge Agreement, pursuant to which, each of the registered shareholders of BJHXT has pledged all of its equity interests in BJHXT to SF to guarantee the performance of contract obligations of BJHXT and its registered shareholders, as applicable, under the Service Agreements, Voting Rights Proxy Agreement, Exclusive Purchase Option Agreement and the Equity Pledge Agreement.

(3)
Voting Rights Proxy Agreement.  SF, BJHXT and its registered shareholders have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the registered shareholders of BJHXT has granted to SF and the designee(s) of SF, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the directors and senior officers of BJHXT.

(4)
Exclusive Purchase Option Agreement.  SF, BJHXT and its registered shareholders have entered into an Exclusive Purchase Option Agreement, pursuant to which, each of the registered shareholders of BJHXT has irrevocably and unconditionally granted SF or its designee(s) an exclusive option to purchase, at any time if and when permitted under PRC laws, all or any portion of the equity interests in BJHXT for the lowest price permissible under PRC laws.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

2	BASIS OF PRESENTATION

The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").  This basis of accounting differs from that used in the statuary accounts of the Company, which are prepared in accordance with the "Accounting Principles of China" ("PRC GAAP").  All significant inter-company transactions and balances have been eliminated.

3	USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Significant items are subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for receivables and realizable values for inventories. Actual results could differ from those estimates.

4   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits in banks with maturities of three months or less.

(b)  Trade Receivables

Trade receivables are recorded at the invoiced amount and do not bear interest.  The allowance for doubtful accounts is management's best estimate of the amount of probable credit losses in the existing accounts receivable.  Management determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

(c)  Inventories

Inventories are stated at the lower of cost or market value.  Cost is determined using the weighted average cost method.

(d)   Concentrations of Credit Risk

Financial instruments of the Group that potentially expose to concentrations of credit risk consist principally of cash and cash equivalent, accounts and others receivables.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

4   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
(e)  Foreign Currency Translation

The Company uses the local currency (RMB) as the functional currency.  Translation adjustments are reported as other comprehensive income in the statement of operations and accumulated as other comprehensive income in equity section of balance sheets.  Financial information is translated into U.S. Dollars at prevailing or current rates respectively, except for revenues and expenses which are translated at average current rates during the reporting periods.
The accompanying financial statements are presented in United States Dollars (USD).  The functional currency of the Company is the Renminbi (RMB).  Capital accounts of the financial statements are translated into USD from RMB at their historical exchange rates when the capital transactions occurred.  Assets and liabilities are translated at the exchange rates as of balance sheet date.  Income and expenditures are translated at the average exchange rate of the reporting periods.

	2008	2007
	USD	USD

Year end RMB : USD exchange rate	6.8542	7.3141
Average yearly RMB : USD exchange rate	6.9623	7.6172

The RMBThe RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

(f)    Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation.  Depreciation expense is recognized using the straight line method over the estimated useful lives of the assets as follows:

Years

Leasehold improvement	5
Buildings	40
Machinery and equipment	5-10
Office equipments and furnitures	5
Motor vehicles	5-10

(g)  Deposits to Newspapers

Based on agreement entered between the Group and newspapers, the Group needs to pay a certain deposit to the contracted newspapers in order to receive operation rights. Such deposits are interest free, repayable on the mature date of agreement or on demand of the Group.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

4   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(h)  Deferred costs

Deferred costs represent the amounts paid for installation of electric wiring costs and decoration costs for property.  Costs are amortized over 5 years.

(i)   Deferred offering costs

Deferred offering costs are those costs directly attributable to the Company's proposed public offering. Such costs consist principally of professional fees and will be charged to stockholders' equity upon receipt of the capital raised.  Should the proposed offering prove to be unsuccessful, the deferred costs will be charged to operations.

(j)    Intangible assets

The Company has capitalized certain internal use software and website development costs and are carried at cost less accumulated amortization and impairment, if any.  Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets.

The intangible assets are subject to impairment test on an annual basis and are being amortized over ten years.

(k)  Impairment of Long-Lived Assets

Long-lived assets, including property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

No impairment was recognized as of December 31, 2008 and 2007.

(l)    Revenue Recognition

The Group generates revenue primarily from publishing and advertising. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

4   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(m)  Income Taxes

The Company uses the asset and liability approach of accounting for income taxes pursuant to SFAS No. 109 “Accounting for Income Taxes”.  Under this approach, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(n) Pension and Employee Benefits

Full time employees of the PRC entities participate in a government mandated mulit-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries.  The Management believes full time employees who have passed the probation period are entitled to such benefits.

(o)   Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the  amount of the assessment can be reasonably estimated.

(p)   Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109. The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than not to be sustained upon audited by the relevant tax authority. The adoption of FIN 48 did not have a material impact on the Group's Financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  This Statement does not require any new fair value measurement, rather, it applies under other accounting pronouncements that require or permit fair value measurements.  The provisions of this Statement are to be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, with any transition adjustment to the opening balance of retained earnings.  The provisions of SFAS 157, as issued, are effective for fiscal years beginning after November 15, 2007.  Management does not expect that the adoption of SFAS No.157 would have a material impact on the Company's financial position and results of operations.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(p)	Recent Accounting Pronouncements (Cont'd)

In December 2007, SAB 109 supersedes SAB 105, "Application of Accounting Principles to Loan Commitments", provided that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings.  SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment.  Management does not expect that the adoption of SAB No.109 would have a material impact on the Company's financial position and results of operations.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS No. 142-3 (FSP FAS 142-3) "Determination of the Useful Life of Intangible Assets." FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets." to include an entity's historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be "substantial cost or material modifications. "FSP FAS 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors.  The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009.  Management does not expect that the adoption of FAS No.142-3 would have a material impact on the Company's financial position and results of operations.

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Financial Accounting Standard (FAS) No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (FAS 162).  Under FAS 162, the GAAP hierarchy will now reside in the accounting literature established by the FASB.  FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP.  FAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." FAS 162 will not impact our financial statements.

(q)	Segment Reporting

The Company has one operating segment, as that term is defined in FASB Statement No. 131, Disclosure About Segments of an Enterprise and Related Information.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

5	TRADE RECEIVABLES, NET

	December 31, 2008	December 31, 2007
	USD	USD

Trade receivables	16,884,379	4,145,182
Less: Allowance for doubtful accounts	-	-
Trade receivables, net	16,884,379	4,145,182

No provision has been provided as of December 31, 2008 and 2007.

6	INVENTORIES

Inventories as of December 31, 2008 and 2007 consist principally of ink and newsprint as follows: -

	December 31, 2008	December 31, 2007
	USD	USD

Ink	137,021	87,102
Newsprint	150,888	1,544,913
	287,909	1,632,015

7	PREPAYMENTS

Prepayments represent cash paid to suppliers, newspapers and advance payment of rental expenses.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

8	OTHER RECEIVABLES

	December 31, 2008	December 31, 2007
	USD	USD

Utility deposit	204,280	430,216
Advance to employees	331,686	132,569
VAT Tax refund	188,960	136,405
Rental receivables	54,299	-
Advances to third parties	2,594,503	-
Others	335,849	13,480
	3,709,577	712,670

9	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31, 2008	December 31, 2007
	USD	USD

Leasehold improvement	75,366	72,875
Buildings	385,932	385,932
Machineries and equipments	5,058,848	5,113,344
Office equipments and furnitures	618,508	286,104
Motor vehicles	674,532	382,792
Total	6,813,186	6,241,047

Less:
Accumulated depreciation	(1,652,924)	(916,460)

	5,160,262	5,324,587

Depreciation expenses for the years ended December 31, 2008 and 2007 were USD736,464 and USD493,893 respectively.
The machineries and equipments with an aggregate net book value of USD3,506,280 was pledged to secure short term bank loans.

10	DEPOSITS TO NEWSPAPERS

Deposits to newspapers represent cash paid to contracted newspapers in order to receive operation rights. The deposits are interest free, repayable on the mature date of agreement or on demand of the Group.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

11	DEFERRED COSTS

Deferred costs represent the amounts paid for installation of electric wiring costs and decoration costs for property.  Costs are amortized over 5 years.

12	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31, 2008	December 31, 2007
	USD	USD

Computer software (a)	222,346	32,558
Website development cost (b)	569,681	-
Total	792,027	32,558
Less:
Accumulated amortization	45,785	20,759
	746,242	11,799

(a)	Amortization for computer software for the years ended December 31, 2008 and 2007 were USD25,026 and USD11,356 respectively.

(b)	The management determined that there was no impairment of value. Costs are amortized over 10 years.

13	SHORT TERM BORROWINGS

	December 31, 2008	December 31, 2007
	USD	USD

Short term bank loans	5,325,202	2,281,894

The loans are secured by the Company's inventories, property and guaranteed by third party.  The loans are used to finance daily operations.  Interest rate range from 5.346% to 8.217%.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

14   ACCRUED EXPENSES AND OTHER CURRENT PAYABLES

	December 31, 2008	December 31, 2007
	USD	USD

Accrued utility expenses and other liabilities	112,356	86,942
Accrued salaries and welfare	1,798,330	805,396
Value added tax and other taxes payable	2,245,996	1,459,533
Other payables
Amount due to staff	659,283	405,976
Deposits received	1,084,462	338,819
License fees to publishers	-	924,478
Payable for purchase of printing machineries	-	751,973
Others	32,872	113,890
Advances from third parties (a)	3,282,171	7,281,213
	9,215,470	12,168,220

(a)
Interest at 5.58% was charged on balances of USD 465,804 and USD 790,982 for the year ended December 31, 2008 and 2007 respectively. The remaining balances were non-interest bearing short term advances. The amounts are due within one year.

15  AMOUNTS DUE TO RELATED PARTIES

	December 31, 2008	December 31, 2007
	USD	USD

Fujian ShiFang Digital Technology Co. Ltd.	44,679	1,036,272
Fujian JinDi Mining Co., Ltd.	1,975,361	620,998
Fuzhou development zone Xuanye Industrial Trading Co., Ltd.	291,467	345,603
Shenzhen TianXun Information Technology Co. Ltd.	1,197,885	-
Chen Ziquan	12,464	-
	3,521,856	2,002,873

The interest-bearing part of amounts due to related parties is as follows:

	December 31, 2008	December 31, 2007
	USD	USD

Interest-bearing balance	-	1,657,270

Interest rate	-	5.58% - 6.57%

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

16  RELATED PARTY TRANSACTIONS

	2008	2007
	USD	USD

Fujian ShiFang Digital Technology Co. Ltd.
- Short term advance	-	524,600
- Repayment	(991,599)	-
Fujian JinDi Mining Co., Ltd.
- Short term advance	1,375,254	493,080
Fuzhou development zone Xuanye Industrial Trading Co., Ltd.
- Short term advance	23,141	345,603
Aotian Holding Ltd.
- Short term advance	29,567	-
- Repayment	(1,291)	-
Topbig International Development Limited		-
- Short term advance	28,264
Chen Zhi
- Repayment	(110,111)	(32,993)
Chen Ziquan
- Repayment	(12,464)	-
Lin Yutong
- Repayment	-	(1,205,064)
Zhang Jingui
- Repayment	-	(150,944)
	340,761	(25,718)

17  AMOUNTS DUE TO SHAREHOLDERS

	December 31, 2008	December 31, 2007
	USD	USD

Aotian Holding Ltd.	107,205	-
Topbig International Development Ltd.	5,582,990	-
Chen Zhi	100,052	48,965
	5,790,247	48,965

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

18  AMOUNTS DUE TO MINORITY INTERESTS

	December 31, 2008	December 31, 2007
	USD	USD

Xu Kaining (previous minority shareholder)	-	433,924
Zhu Shengnan (minority shareholder)	296,169	112,112
Qin Guojun (minority shareholder)	294,710	276,179
	590,879	822,215

19  SHAREHOLDERS' EQUITY

Registered capital

The Company is a limited liability company established in British Virgin Islands on December 13, 2005. The Company has authorized and issued 10,000 ordinary shares of USD 1.00 each.  As of July 18, 2008, additional 40,000 ordinary shares were authorized, issued and outstanding.

The Company has not authorized any preferred shares.

20  REVENUES

Revenues for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
	USD	USD

Publishing revenue	7,985,420	7,268,388
Advertising revenue	48,230,555	15,764,887
	56,215,975	23,033,275

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

21   INCOME TAXES

A reconciliation of the expected income tax expense to the actual income tax expense are as follows:-

	2008	2007
	USD	USD

Income before tax	13,140,137	4,981,886

Expected tax (2008: 25% and 2007: 33%)	3,070,777	1,644,022
Non-deductible expenses	341,632	165,142
Tax exempted	(1,704,812)	(1,186,934)
Actual income tax expense	1,707,597	622,230

Effective at the beginning of the year 2007, the company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109." FIN 48 contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including 50% likely of being realized upon ultimate settlement. Management does not anticipate any potential future adjustments would result in a material change to its financial tax position. As a result, there is no unrecognized tax benefit.

22    OPERATING LEASE COMMITMENT

The total future minimum lease payments under non-cancelable operating leases in respect of leasehold land are payable as follows:

	December 31, 2008	December 31, 2007
	USD	USD

Leasehold land
Repayable:
With 1 year	362,626	208,478
2-5 year	861,794	430,146
Thereafter	1,000,380	438,387
	2,224,800	1,077,011

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
23  SUBSEQUENT EVENTS

(a) Share purchase transaction

The Share Purchase Agreement dated as of December 16, 2008 was amended on January 13, 2009 (the “Share Purchase Agreement”), by and among China TopReach, Olympia Media Holdings Limited (“OMH”), a British Virgin Islands company, and each of the shareholders and founder of OMH as listed therein, pursuant to which China TopReach will acquire all of the issued and outstanding share capital and other equity interests of OMH in exchange for US$6,000,000 in cash (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient) and the issuance of 6,259,000 ordinary shares of China TopReach at the closing (including 2,000,000 shares that will be held in an escrow account and will be released only if the surviving company meets certain after-tax profit targets for the years 2008 and 2009) and, depending on the satisfaction of certain after-tax profit targets for the years 2009 through 2012, certain additional ordinary shares of China TopReach as provided for therein (the “Acquisition”), the repurchase of ordinary shares of China TopReach by China TopReach in connection with the Private Purchases (as defined below), the Note Purchase Agreement (as defined below) and the forfeiture of ordinary shares by certain founders of China TopReach, and the transactions contemplated thereby was approved on January 27, 2009.

(b)	Private purchase of stock

China TopReach purchased (the “Private Purchases”) of its ordinary shares, par value $0.001 per share, directly from a limited number of institutional stockholders of China TopReach in separate and privately negotiated transactions executed prior to the Extraordinary General Meeting convened on Thursday, January 27, 2009 at 9:00 a.m., New York time to consider and vote on the Acquisition. The terms of each such Private Purchase were negotiated on a case by case basis. China TopReach did not offer to purchase any shares owned by any officer, director or special advisor of China TopReach.

The funding for any such privately negotiated arrangements pursuant to which China TopReach purchased shares, which may be for a purchase price that is at a premium to the market price and/or trust value of such ordinary shares, was from our available funds after the closing of the Acquisition, including, but not limited to, the balance of proceeds released from the trust account after closing of the Acquisition and the working capital of OMH (as of the date of Acquisition).

(c) Proposed loan agreement

OMH borrowed approximately $16.6 million in debt financing pursuant to a Note Purchase Agreement (the "Note Purchase Agreement") executed on January 22, 2009. Pursuant to the Note Purchase Agreement, OMH used the proceeds of the debt financing to purchase ordinary shares of China TopReach in privately negotiated transactions, enabling OMH to vote those shares in favor of the Proposals. When the Acquisition was consummated, China TopReach repurchased all of the ordinary shares acquired by OMH and OMH used such funds to repay the loan to the investors.