Form 20-F/A
period 2008-12-31
China TopReach Inc.
filed 2010-02-04
CIK 1363614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20- F/A

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

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes   ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒   Yes   ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one):   Large accelerated filer ☐  Accelerated filer   ☐  Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.U.S. GAAP ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board ☐  Other ☐

If “ other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

i

EXPLANATORY NOTE:

This amended Form 20-F has been filed to respond to comments received in the ordinary course of business from the staff of the Securities and Exchange Commission.

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

Olympia Media Holdings Selected Statement of Operations Data
(Expressed in U.S. dollars)

	For the year ended December 31, 2008	For the year ended December 31, 2007	For the year ended December 31, 2006
	(in thousands, except per share data)
Revenues	$56,216	$23,033	$12,463
Cost of sales and business taxes	36,336	14,575	8,812
Gross profit	19,880	8,458	3,651
Income from operations	13,057	5,233	1,714
Net income	$11,511	$4,285	$1,31 9
Net income per share – basic	$230.21	$85.69	$26.36
Net income per share – diluted	$230.21	$85.69	$26.36
Weighted average number of shares outstanding – basic	50,000	50,000	50,000
Weighted average number of shares outstanding – diluted	50,000	50,000	50,000

Olympia Media Holdings Selected Consolidated Balance Sheet Data

	December 31, 2008	December 31, 2007
	(in thousands)
Current assets	23,788	10,372
Total assets	54,440	33,004
Current liabilities	30,920	22,228
Total liabilities	30,920	22,228

China TopReach Inc.
(Expressed in U.S. dollars)

	For the year ended December 31, 2008	For the year ended December 31, 2007	For the period from May 3, 2006 (Date of Inception) through December 31, 2008
	(in thousands, except per share data)
Operating expenses	$368	$282		$667
Loss from operations	(368)	(282)		(667)
Interest income	591	1,686		2,279
Net income	$222	$1,404		$1,612
Net income per share—basic and diluted	$0.0 4	$0.25	$
Weighted average number of shares outstanding - basic and diluted	6,138,500	5,724,692

Balance Sheet Data:

	December 31, 2008	December 31, 2007
	(in thousands)
Current assets	$40,436	$40,203
Total assets	$40,436	$40,203

Current liabilities	$844	$833
Common stock subject to possible conversion of 1,002,199 shares at conversion value	$8,070	$7,952
Total liabilities	$8,914	$8,785

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

Year ended December 31, 2008
(in thousands, except per share data)
Revenue	$56,216
Cost of sales and business taxes	36,336
Gross profit	19,880
Income from operations	12,689
Net income	11,733

Net income per share
Basic	2.06
Diluted	1.70

Cash dividend per share	—

As of December 31, 2008
(in thousands)
Current assets	$22,866
Total assets	53,517

Current liabilities	36,961
Total liabilities	36,961

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

The media industry in the PRC is subject to a number of regulations and restrictions, for example, foreign ownership limitations on editorial right for publication of newspapers. Due to such restrictions, currently China TopReach does not engage in editorial work on newspapers. Although China TopReach provides content to the newspapers and has first right of refusal to acquire all rights, China TopReach cannot control the final content published in the newspapers. The business of newspapers is highly regulated and closely monitored by various government agencies in the PRC. The administration, interpretation and enforcement of the Chinese laws and regulations applicable to China TopReach’s business involve uncertainties that could materially and adversely affect China TopReach’s business and results of operations. Some operating subsidiaries of China TopReach have long-term strategic co-operation relations with newspapers. There is a risk that the business of China TopReach or the strategic partnerships with the newspapers may be deemed as actual involvement in the restricted sections within newspaper operation. There is no assurance that regulatory restrictions will not be strengthened. Unattractive content resulting from such restrictions may adversely affect our prospects and results of operations.

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

Business Overview of China TopReach

China TopReach (formerly known as ChinaGrowth South Acquisition Corporation), following the consummation of the acquisition of all of the outstanding capital stock of OMH, is now the leading privately owned aggregator and operator of print media businesses in China. The Company has established a print media network consisting of 13 newspapers with a circulation of approximately 3 million across China, reaching 17 cities covering an aggregate population of 76 million. Together with its on-line newspaper website www.duk.cn, China TopReach provides advertising services to approximately 3,200 corporate clients annually. China TopReach usually enters into exclusive contracts for full or partial co-operations with newspapers. Under a fully cooperative contract, the Company manages advertising operation and printing of the newspapers, and provides select content and distribution consultative service to the newspapers. Under a partially cooperative contract, China TopReach manages part of advertising operations of the newspapers.

China TopReach initiated a new co-operation model with newspapers located in Fujian Province in 2005, which allows the Company, upon certain deposits to newspapers, to engage in full or partial co-operation with newspapers through exclusive contracts, except final editorial rights which are prohibited by PRC law. Nonetheless, China TopReach obtained the right of first refusal to acquire the editorial rights when PRC law permits. To establish a nationwide print media network, China TopReach only signs up exclusive agreements with either the 2 nd or the 3 rd largest local newspaper, in terms of circulation, located in more economically developed urban areas, such as Fuzhou, Kunming and Shenyang. This geographic focus enables China TopReach to achieve steady growth in advertising revenues driven primarily by increasing personal wealth and urbanization.

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

(1) Services Agreement . SF has entered into a Services Agreement with BJHXT, pursuant to which, SF exclusively provides consulting services to BJHXT in exchange for service fees. This agreement enables the transfer of substantial portions of economic interests from BJHXT to SF.

(2) Loan Agreement . SF and BJHXT’s shareholders have entered into a Loan Agreement, pursuant to which SF loaned RMB 5.4 million to Jingui Zhang and RMB 3 million to Zhi Chen and RMB 13.5 million to Yibin Qiang and RMB 8.1 million to Yulin Lin, to fund the payment by BJHXT’s shareholders of the acquisition price of all the equity interests in BJHXT.

(3) Equity Pledge Agreement . SF, BJHXT and its shareholders have entered into an Equity Pledge Agreement, pursuant to which, each of the shareholders of BJHXT has pledged all of its equity interests in BJHXT to SF to guarantee the repayment of the loan under the Loan Agreement and the payment of service fees under the Services Agreement.

(4) Voting Rights Proxy Agreement .. SF, BJHXT and its shareholders have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the shareholders of BJHXT has granted to SF and the designee(s) of SF, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the directors and senior officers of BJHXT.

(5) Exclusive Purchase Option Agreement . SF, BJHXT and its shareholders have entered into an Exclusive Purchase Option Agreement, pursuant to which, each of the shareholders of BJHXT has irrevocably and unconditionally granted SF or its designee(s) an exclusive option to purchase, at any time if and when permitted under PRC laws, all or any portion of the equity interests in BJHXT for the lowest price permissible under PRC laws.

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

Recent Developments

In January 2009, the Company has entered into full co-operation agreement with Modern Life Daily, the second largest newspaper by circulation in the region covering Nanning, Beihai, Qinzhou and Guilin of  Guangxi Province. Prior to January 2009, the Company worked with the newspaper under a partial co-operation agreement. Moder Life Daily, with approximately 450,000 readers and 150,000 daily circulations, is a city newspaper that provides news and wide variety of information to people living in the region.. The in-depth co-operation including advertising and content providing enables the Company to capture the fast growing print media market in Southwest China.

Chinese Media Industry Overview

Size and Growth

In recent years, the Chinese media industry has achieved attractive growth rates. In 2007, total revenue of the Chinese media industry grew 13.6% to approximately US$63.2 billion. It’s expected that the total revenue will grow 13.1% to approximately US$77.9 billion in 2008, according to Report on Development of Chinese Media Industry 2007~2008 . Comparatively, the growth of rate of the media industry in the United States of America between 2002 and 2007 was approximately 6.1%, according to Big Media & Big Vision – Deep Research Report on Media Industry 2008 by Pingan Securities Company Ltd.

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

Rapid economic growth has created substantial wealth in China in recent years, particularly in urban areas, where approximately 44.9% of the total Chinese population, or 593 million people, now reside. The urban population was only 36% in 2001 and 26% in 1990. The unprecedented speed of China’s urbanization is expected to continue since it is estimated that nearly 70% of the population will live in urban areas by 2035, according to the CIA WorldFactBook, August 2008 . Historically, advertising spending in China has been highly concentrated in more economically developed urban areas where income per capita is much higher than in rural areas in China. Increasing consumption expenditures caused by urbanization will drive demand for print media. The following table sets forth household consumption expenditure data for the period between 1997 and 2007.

Household Consumption Expenditure in RMB
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Rural	1,722	1,730	1,766	1,860	1,969	2,062	2,103	2,301	2,560	2,847	3,210
Urban	5,823	6,109	6,405	6,850	7,113	7,387	7,901	8,679	9,410	10,423	11,777

Source : China Statistical Yearbook 2008

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

In China, the newspaper ownership ratio per one thousand people was only 77, which increased from 60 in 2000 but was still lower than the world average ratio of 96. This ratio was approximately 190 in the U.S. and 420 in Japan, according to Report on Development of Chinese Media Industry 2007~2008 . The low ownership ratio of newspapers in China presents demand for a variety of newspapers and an increase in circulation, especially for city newspapers.

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

Chinese Newspaper Advertising Revenues

Source: CITIC Securities Co., Ltd, The Investment Strategy for Media Industry in the second half of 2008, 2008

Chinese Newspaper Industry Presents Attractive Consolidation Opportunity for Private Players

•
High fragmentation. There were approximately 1,938 newspapers in China as of 2006, the largest number in the world, according to Report on Development of China’s Media Industry 2007-2008 , while there were approximately 1,400 newspapers in the U.S., according to Morgan Stanley Research. However, the average advertising revenue per Chinese newspaper was only approximately US$2 million a year, while it was approximately US$33 million in the U.S.

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

Strengths of China TopReach

Integrated print media service platform

The Company has gained significant experience and know how in meeting the demands of advertisers, readers and newspapers, and achieving continued growth in advertising revenues. China TopReach provides integrated planning service for newspapers and advertisers to attract more readers. Such integrated service platform enables China TopReach to hold competitive advantages over advertising agencies, gain and maintain long-term co-operation relationships with local newspapers, and retain preference of its readers.

First mover as a private aggregator of newspaper operations

China TopReach pioneered the business model to engage full or partial co-operations with newspapers through exclusive contracts and was the first private company to run operations for newspapers in Fujian Province. Furthermore, no other company has successfully executed this business model and established a network as China TopReach did with 13 newspapers across China. China TopReach also obtained right of first refusal to acquire the editorial rights when PRC law permits, which positioned China TopReach strategically to become a full scale print media company.

Proven track record in print media sector

By successfully cooperating with 13 newspapers, the Company has built a solid reputation in the print media sector. As it expands business into new regions, China TopReach carefully selects newspapers with thorough research and gradually increases the range of co-operation it contracts. The newspapers in which the Company is interested are usually the 2 nd or the 3 rd largest by circulation in more economically developed cities and regions. After gaining substantial understanding of attributes of the new markets, the Company will take a further step to engage comprehensive co-operation with the newspapers, including content planning, advertising, printing and distribution consultative service. Additionally, China TopReach assists newspapers in analyzing local competitive landscape and increasing newspaper circulation. As a result, the Company has achieved increasing income by 37% on average in the year after co-operation for newspapers with which it entered into a contract for either comprehensive or partial co-operation. Such proven track record helps China TopReach expand into new regions.

Considerable barriers to entry

China TopReach’s business model and solid reputation in the print media sector present considerable barriers to entry for other competitors. First, significant amounts of capital must be deposited in advance to newspapers. In addition, a team with rich experience in content providing and planning, advertising, print and distribution consultative service must be in place to assume operations from the very beginning. Due to years of successful operating experience with newspapers, the management team of China TopReach has build up an impressive track record in the Chinese newspaper sector. A proven track record is critical for newspapers when considering potential co-operation partners and it is hard for competitors to replicate this advantage within a short period.

Extensive yet scalable nationwide network

The Company currently contracts exclusively with 13 newspapers for either comprehensive or partial co-operation across China. The newspapers have a circulation of approximately 3 million, while the network reaches 17 cities with an aggregate population of approximately 76 million. China TopReach initiated the business model with newspapers in Fujian Province in 2005, by depositing certain amounts with newspapers to engage in full or partial co-operation except for final editorial right which is restricted by law. The Company has successfully rolled out this model with 13 newspapers and is in discussion with a number of newspapers in different cities and regions. Given the large number and highly fragmented nature of the Chinese newspaper segment, the Company can build up an extensive network with its effective business model.

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

Strategies of China TopReach

Expand and diversify print media business through contracting with additional newspapers

The primary business objective of China TopReach is to become the leading media company in China. With its track record of successful co-operation with 13 newspapers, China TopReach plans to continue the success by contracting with more newspapers in different cities. China TopReach will evaluate targeted newspapers with which China TopReach believes it can further enhance its leading position while providing an attractive return on investment. When evaluating potential newspaper targets, China TopReach will consider factors such as position in local markets, growth opportunities and earnings prospects. Currently, China TopReach is in negotiation with over 20 potential newspapers in different cities and regions.

Achieve comprehensive co-operation with additional newspapers

As of March 31, 2009, China TopReach has entered into exclusive contracts with 13 newspapers to engage in full or partial co-operations. Southeast Express, Lifestyle Express, Shenyang Evening and Modern Life Daily, four of 13 newspapers, with which China TopReach has currently engaged in comprehensive co-operations, while the other nine newspapers are contracted for partial co-operation. After gaining additional knowledge of local markets, China TopReach may increase the range of co-operation with each of the other nine newspapers to continue growth.

Continue to improve content of newspapers and design of advertisement

Capturing high quality content and enhancing advertising design and planning will continue to be the focus of China TopReach. The Company will continue to emphasize co-operation with newspapers focused on the local lifestyle and culture. To stay competitive in local markets, China TopReach intends to improve advertising quality, provide more valuable content, attract more talent and increase production capacity.

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

Business model and services

The core business of China TopReach includes consulting with newspapers about printing and distribution, providing content to newspapers, advertising planning and managing advertising space. As it expands into new regions, China TopReach will continue to carefully select newspapers with thorough research and gradually increase the scope of co-operation it contracts for with each newspapaper. Additionally, China TopReach assists newspapers in analyzing the local competitive landscape and increasing newspaper circulation.

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

Newspaper website

The newspaper website ( www.duk.cn ) (“Duk.cn”) is a website developed and maintained by China TopReach to publish electronic newspapers and magazines. Prior to 2008, www.duk.cn was an e-magazine website with limited functions. During year 2008, the Company completed development and thorough make-over of e-newspaper websites and company’s official website. Such make-over and development incurred significant cost, but improved website functions that enable the company to display more on-line advertisement spaces, and provide more information and interactive functions to both internal and outside users. The new website was officially launched in the middle of 2008. Therefore, we capitalized the related cost in 2008. In addition to China TopReach’s print media business, the creation of the website enables China TopReach to reduce costs related to printing and distribution, increase advertising revenues by selling online spaces to advertisers and cross-sell its services in other media sectors. In June 2007, Duk.cn was titled one of the top ten creative websites honored by the Internet Society of China. In 2008, Duk.cn was ranked the 3 rd among websites for electronic newspaper and magazines in China according to IResearch 2007 report. As of March 31, 2009, China TopReach has partnered with 45 newspapers and 503 magazine companies, and has published over 10,000 categories of electronic magazines. By adding more value to China TopReach’s existing businesses, the website also provides online advertisement services, which will be sold to its advertisers in package form when they contracted with them.

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

A. China TopReach Operating and Financial Review and Prospects

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

China TopReach prepared its financial statements in accordance with U.S. GAAP, which requires it to make judgments, estimates and assumptions that affect the reported amounts of its assets and liabilities and the disclosure of its contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables. China TopReach continually evaluates these judgments and estimates based on its own historical experience, knowledge and assessment of current business and other conditions, its expectations regarding the future are based on available information and assumptions that it believes to be reasonable, which together form its basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, China TopReach’s actual results could differ from those estimates.

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

Restated Statements of Cash Flows

The Company reclassified the deposits paid/utilized with Newspaper from investing activities to operating activities, and deferred offering costs from investing activities to financing activities. As a result of the foregoing, the Company has restated its consolidated Statements of Cash Flows respectively.

A summary of the effects of the restatement on the Consolidated Statements of Cash Flows as of December 31, 2008 is as follows:
	As of December 31, 2008
Item	As Previously Reported	Adjustments	As Restated
Net cash provided by operating activities	$1,713,214	$(6,843,571)	$(5,130,357)
Net cash used in investing activities	(8,780,806)	7,365,284	(1,415,522)
Net cash provided by financing activities	$6,883,716	$(521,713)	$6,362,003

Revenue Recognition

The Company generates revenue primarily from advertising to end customers and printing service and publishing consulting services provided to theNewspapers. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured. Revenue from advertising contracts, net of rebates is generally recognized over the period in which the advertisement is displayed. Revenue from printing, net of value-added tax, is recognized when the service is provided. A government subsidy is recognized when there is a reasonable assurance that the Company has complied with the conditions attaching with it and that the grant will be received. Interest income is recognized on a time proportional basis, by reference to the principal outstanding and using the effective interest met.

Trade receivables, net

Trade receivables are recorded at the invoiced amount and do not bear interest.   The Company does not adopt a general provision policy over doubtful receivables. Management determines the allowance and bad debt write-off by each individual customer based on historical collection experience, known troubled accounts and other currently available evidence. The allowance for doubtful accounts is management's best estimate of the amount of probable credit losses in the existing accounts receivable.  The Company recorded approximately $59k, $2k and nil as bad debt expenses for the years of 2006, 2007 and 2008, respectively.

Inventories

Inventories mainly consist of newsprint and printing ink. Inventories are stated at the lower of cost or market, using the average cost method. Cost includes materials, transportation cost and labor related to the purchase of inventories. We regularly review inventory quantities on hand and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation.  These assets are held for use in the printing production or providing services or for administrative purposes, stated at cost less subsequent accumulated depreciation and accumulated impairment losses. Depreciation expense is recognized using the straight line method over the shorter of estimated useful lives and office rental contract as follows:

Years

Leasehold improvement	5
Buildings	40
Machinery and equipment	5-10
Office equipments and furniture	5
Motor vehicles	5-10

Property, plant and equipment are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset is included in the income statement in the year in which the item is derecognized.

Deposits to newspaper

Based on co-operation agreement entered between the Company and newspapers, the Company needs to pay a certain deposit to the contracted newspapers in order to receive operation rights, which allows the Company to engage in full or partial co-operation with newspapers through exclusive contracts, except final editorial rights which are prohibited by PRC law. Such deposits are interest free, repayable on the mature date of agreement or on demand of the Company under mutual consent.  All co-operation contract terms are over one year.

Intangible assets

Intangible assets are amortized using the straight-line method over their estimated period of benefit less than ten years. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances estimates of useful lives or that indicate that impairment exists. All of our intangible assets including software for internal use and website development costs are subject to amortization. No impairments of intangible assets have been identified during any of the periods presented. Costs incurred after technological feasibility is expensed when incurred.

Income Taxes

We consider accounting for income taxes critical to our operations because management is required to make significant subjective judgments in developing our provision for income taxes, including the determination of deferred tax assets and liabilities, and any valuation allowances that may be required against deferred tax assets.

China TopReach Inc, as an exempted company incorporated in the Cayman Islands, and OMH, our wholly-owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI.  Our wholly owned subsidiaries incorporated in Hong Kong are subject to 17.5% Hong Kong profits tax on their activities conducted in Hong Kong. Currently these subsidiaries have no substantial operation and revenue.

We conduct business through our subsidiaries and our variable interest entities in the PRC are subject to income tax rate of 25% since 2008. However, our several subsidiaries were granted some tax exemptions, reductions and preferential treatments which reduced our effective tax rate. Our revenue derived from printing business is subject to value added tax at a rate of 17%. Value added tax is deduction of revenue. Our advertising revenue is subject to business tax at a rate of 5%.

Earning Per Share

The Company calculates earnings per share in accordance with FAS No. 128, Earnings per Share. Basic earning per share is calculated by dividing net earnings available to common stockholders by the weighted-average common shares outstanding. Diluted earning per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of shares issuable under the Company's warrants issued.

Foreign Currency Translation

All of our revenues and expenses are denominated in RMB and all of our cash is kept in RMB, but we use U.S. dollars as our reporting currency. The assets and liabilities of foreign companies are translated at year-end exchange rates. Results of operations are translated at average rates of exchange in effect during the year. The resulting translation adjustment is included as a separate component of the Consolidated Statements of Stockholders' Equity, in the caption "Accumulated other comprehensive income."

China TopReach - Results of Operations for the Year Ended December 31, 2008 and 2007

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

B. OMH - Operating and Financial Review and Prospects

You should read the following discussion of the financial condition and results of operations of Olympia Media Holdings Limited in conjunction with its historical financial statements and related notes contained elsewhere herein. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

OMH - OVERVIEW

Founded in 2001, Olympia Media Holdings Limited (“OMH”) together with its subsidiaries and affiliates is the largest privately owned print media and advertisement company in China.

As of December 31, 2008, OMH has entered into exclusive contracts with 13 newspapers that allow it to engage in full or partial co-operation with newspapers, except for final editorial rights which are prohibited by Chinese law. Currently, the total average daily circulation of the contracted newspapers amounts to 3 million in over 17 cities covering about 76 million people. These media resources provide advertisers with an efficient way to reach affluent readers in the fast growing local consumer markets. In early 2006, OMH launched a website (www.duk.cn), a leading online aggregator and publisher of newspapers and magazines from multiple online and offline sources.

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

RESULTS OF OPERATIONS

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Inventories

Inventories mainly consist of newsprint and printing ink. Due to stable supply and favorable price of newsprint in year 2008 compared to those in 2007, OMH significantly reduced the newsprint storage level by 90%.

Prepayments

Prepayments represent cash paid to various suppliers, advance payment for office rental and deposits to newspapers without co-operation contact over one year. The decrease of prepayments was primarily due to the fact that we entered into a four-year full co-operation contract with Shenyang Evening in year 2008. We reclassified the US$1.1 million prepayment to Shenyang Evening at the end of 2007 to Deposits to newspapers.

Other receivables

The balance mainly represents deposit for utility, advances to employees and payments to newsprint supplier to secure stable newsprint supply at favorable price. The significant increase is mainly due to the prepayment of US$2.6 million to newsprint supplier and US$0.2 million advances to employees.

Amounts due to shareholders

In 2008, the company signed co-operation contracts with more newspapers and grew the business significantly. Due to the shortage of capital for expansion, the major shareholder provided a loan of US$5.6 million to the company.

Deposits to newspapers

According to co-operation agreements entered between the Company and newspapers, the Company needs to pay a certain amount deposit to the contracted newspapers in order to receive operation rights. Such deposits are interest free, repayable on the mature date of agreement or on request of the Company under mutual consent. Furthermore, under the contracts, the Company can utilize a portion of deposit to pay the newspapers towards monthly operation fee. The Company repays the portion of deposits to the newspapers by the year end.

Over 90% of the deposits balance is attributed to our full co-operative newspapers, including Southeast Express, Lifestyle Express, Modern Life Daily and Shenyang Evening. Compared with year 2007, the increase of deposits to newspapers is mainly due to the deposits to Shenyang Evening and Modern Life Daily, the newly contracted newspapers in 2008.

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

Other income – net

Other income mainly includes government subsidies and other miscellaneous items. The company applied various government subsidies such as local government refund on tax and development fund for enterprise. Compared with that of year 2007, the increase in 2008 was due to a one-time compensation of US$0.28 million from a newspaper that breached contract terms.

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

Other income – net

Other income mainly includes government subsidies and other miscellaneous items. The company applied various government subsidies such as local government refund on tax and development fund for enterprise. Compared with that of year 2006, the increase of in 2007 was mainly due to increase of USD183k government subsidies.

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

In December 2007, the FASB issued SFAS 141(R), which replaces Statement of Financial Accounting Standards No. 141 ( “ SFAS 141”), “ Business Combinations.” SFAS 141(R) establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in an acquisition, at their fair value as of the acquisition date. SFAS 141(R) will change the accounting treatment of certain items, including (1) acquisition and restructuring costs will generally be expensed as incurred, (2) noncontrolling interests will be valued at fair value at the acquisition date, (3) acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at the higher of such amount or the amount determined under existing guidance for non-acquired contingencies, and (4) changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date will affect the provision for income taxes. The Company is currently evaluating the impact of the adoption of SFAS 141(R) on its financial statements.

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

	Amount and	Approximate
	Nature of	Percentage
Name and Address of	Beneficial	of Outstanding
Beneficial Owner (1)	Ownership (7)	Common Stock
Peifeng Hong (2)	530,527	6.9%
Zhi Chen (3)	1,351,201	17.6%
Tiezhu Zhang	*	*
Toshihiro Nakamura (4)	*	*
Michael W. Zhang (5)	108,750	1.4%
Jingfeng Wang	*	*
Min Chen	*	*
Keep Profit International Capital Limited (6)	682,498	8.9%
Aotian Holdings Ltd. (6)	494,161	6.4%
Index Asia Pacific Limited	1,680,009	21.8%

*	Less than 1%
(1)	The business address of each of the individuals is 6th Floor, Hua Fu Tower, 121 Gu Tian Avenue, Fuzhou City, China 350001 .
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

For the pro forma balance sheet, the acquisition was assumed effective December 31, 2008 and for the pro forma statement of operations, the transaction was effective as if the acquisition took place on January 1, 2008. The unaudited pro forma consolidated financial information is not necessarily indicative of the operating results that would have actually been achieved if the Transaction had been consummated as of the beginning of the period indicated, nor is it necessarily indicative of the future operating results of the combined business.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
PRO FORMA ADJUSTMENTS

(a)	to record release of funds held in trust;
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

(d)	to reclassify ordinary shares held in trust to permanent equity;
(e)	to eliminate retained earning of ChinaGrwoth as OMH will be the continuing entity for accounting purposes;

(f)	to record the payment of deferred underwriter compensation, and $130,790 was forfeited due to shareholders exercising their redemption rights;
(g)	to record the 200,000 initial shares, owned by ChinaGrwoth pre-IPO initial shareholders, that will be cancelled at closing;
(h)
to record the issuance of 335,972 common shares of ChinaGrwoth with a par value of US$0.001 per share and payment of expenses to the various parties due to the business combination and the listing on stock market;

(i)
to record the repurchase of 1,972,896 share issued to public shareholders as treasury shares. The Company repurchased 1,972,896 of its ordinary shares, par value $.001 per share, directly from a limited number of institutional stockholders of the Company, for prices ranging from $8.09 to $8.25, in separate and privately negotiated transactions executed prior to the Extraordinary General Meeting convened on Thursday, January 27, 2009;

(j)
to record the issuance and repayment of the note. OMH borrowed approximately $16.6 million in debt financing pursuant to a Note Purchase Agreement executed on January 22, 2009. OMH used the proceeds of the debt financing to purchase ordinary shares of the Company in privately negotiated transactions, for price of $8.05, enabling OMH to vote those shares in favor of the Proposals. The note was repaid in full upon the consummation of the business combination.:

(k)	to record the purchase of 2,052,075 shares by OMH, which were repurchased by the Company at January 27, 2009;
(l)	to record the redemption of 817,442 share issued to public shareholders, which was associated with those shareholders whom exercised their cash redemption rights;
(m)	pro forma net income per share was calculated by dividing pro forma net income by the weighted average number of shares outstanding as follows:

Shares issued in the Transaction:
Ordinary shares issued to OMH shareholders:	4,259,000
Add: Shares transferred by ChinaGrowth Management to OMH shareholders	200,000
Shares issued to consultants	335,972
Shares issued in the Transaction	4,794,972
CGSAC weighted average shares:
Original total shares of ChinaGrowth	6,138,500
Less: Private repurchases by the Company	(1,972,896)
Redeemed shares	(817,442)
Repurchased shares by OMH	(2,052,075)
Shares forfeited by ChinaGrowth management	(200,000)
Shares transferred from ChinaGrowth management to OMH shareholders as a supplemental of consideration	(200,000)
ChinaGrowth weighted average shares	896,087
Basic shares	5 ,691,059

ChinaGrowth incremental shares relating to warrants (Note)	1,224,389
ChinaGrowth incremental shares relating to underwriters purchase option	-
Diluted Shares	6 ,915,448
Note: The Company’s directors and officers, or their designees, have also purchased a total of 900,000 warrants prior to the closing of the Offering at US$1.20 per warrant for an aggregate purchase price of US$1,080,000 (the “Founding Director Warrants”). The Founding Director Warrants were purchased separately and not in conjunction with ordinary shares in the form of units. The purchase price of the Founding Director Warrants has been added to the proceeds from the Offering to be held in the Trust Account pending completion of a business combination. If the Company does not complete a Business Combination, the purchase price of the Founding Director Warrants will become part of the liquidation distribution and the Founding Director Warrants will expire worthless. As the result, there are 5,913,500 warrants outstanding, including 5,013,500 warrants to public holders and 900,000 Founding Director Warrants. Based on the trading history of common stock of ChinaGrowth during year 2008, we calculated the average closing price of ChinaGrowth at $7.5667 per share.

Exercise price $6
Warrants 5,913,500
Repurchase shares 4,689,111 = 5,913,500 * (6 / 7.5667)
Incremental shares relating to underwriters purchase option 1,224,389 = 5,913,500 - 4,689,111

China TopReach Inc.
Pro Forma Consolidated Balance Sheet
December 31, 2008
(unaudited)

	OMH	China TopReach	Pro Forma Adjustment		Pro Forma Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,575,868	$59,307	$39,570,650	(a)	$649,338
			130,790	(f)
			(1,477,071)	(h)
			(16,108,189)	(i)
			16,519,204	(j)
			(16,519,204)	(j)
			(16,519,204)	(k)
			(6,582,813)	(l)
Investment held in trust	-	39,570,650	(39,570,650)	(a)	-
Investment held in trust for Underwriters	-	802,160	(802,160)	(f)	-
Accounts receivable, net	16,884,379				16,884,379
Prepayments	3,709,577	3,877			3,713,454
Other receivables	1,330,754				1,330,754
Inventories	287,909	-			287,909
Total current assets	23,788,487	40,435,994	(41,358,647)		22,865,834

Property, plant and equipment, net	5,160,262	-			5,160,262
Deposits to newspapers	24,096,370				24,096,370
Deferred expenses	126,450				126,450
Intangible assets, net	746,242	-			746,242
Deferred offering costs	521,713				521,713
Total assets	$54,439,524	$40,435,994	$(41,358,647)		53,516,871

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term bank loans	$5,325,202				$5,325,202
Accounts payable	3,833,745	41,631			3,875,376
Advances from customers	974,908				974,908
Income tax payable	1,667,432				1,667,432
Accrued expenses and other current payables	9,215,470				9,215,470
Amounts due to related parties	3,521,856				3,521,856
Amounts due to shareholders	5,790,247		6,000,000	(b)	11,790,247
Amounts due to minority interest	590,879				590,879
Amounts due to underwriter		802,160	(802,160)	(f)	-
Total current liabilities	30,919,739	843,791	5,197,840		36,961,370
Total liabilities	30,919,739	843,791	5,197,840		36,961,370
Minority interest	67,613				67,613
Ordinary shares subject to possible conversion to cash (997,501 shares at conversion value)	-	8,070,489	(8,070,489)	(d)	-

COMMITMENTS
Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	-	-			-

Ordinary shares	-	6,139	4 ,259	(c)	5 ,692
			(200)	(g)
			336	(h)
			(1,973)	(i)
			(2,052)	(k)
			(817)	(l)
Registered Capital	50,000		(50,000)	(c)	-

Additional paid-in capital	8,100,378	29,903,440	(6,000,000)	(b)	1,180,402
			(4,259)	(c)
			50,000	(c)
			8,070,489	(d)
			1,612,135	(e)
			130,790	(f)
			200	(g)
			(1,477,407)	(h)
			(16,106,216)	(i)
			(16,517,152)	(k)
			817	(l)
			(6,582,813)	(l)
Retained earnings/(deficit) accumulated during the development stage	14,067,477	1,612,135	(1,612,135)	(e)	14,067,477
Accumulated other comprehensive income
Foreign currency translation adjustment	1,234,317				1,234,317
Total shareholders’ equity	23,452,172	31,521,714	(38,485,998)		16,487,888
Total liabilities and shareholders’ equity	$54,439,524	$40,435,994	$(41,358,647)		$53,516,871

China TopReach Inc.
Pro Forma Consolidated Statement of Income
December 31, 2008
(unaudited)
	OMH		China TopReach		Pro Forma Adjustment		Pro Forma Consolidated

Gross revenue		$56,215,975		$-	$		$56,215,975
Cost of sales		(36,335,645)					(36,335,645)
Gross profit		19,880,330					19,880,330

Operating expenses
General and administrative expenses		(4,424,954)		(368,451)			(4,793,405)
Sales and marketing expenses		(2,398,030)		-			(2,398,030)
Total operating expenses		(6,822,984)		(368,451)			(7,191,435)

Operating Income		13,057,346		(368,451)			12,688,895

Other Income/(Expense)
Other income – net		505,988		-			505,988
Interest expense		(444,546)					(444,546)
Interest income		21,349		590,774			612,123
Income before taxes and minority interest		13,140,137		222,323			13,362,460

Income tax		(1,707,597)		-			(1,707,597)
Income before minority interest		11,432,540		222,323			11,654,863

Minority interest		(78,328)					(78,328)
Net income		$11,510,868		$222,323	$		$11,733,191

Net income per share- basic	$		$		$	(j)	2.06
Net income per share – diluted						(j)	1.70

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

F.      Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.      Documents on Display

We file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washi ngton, D.C. 20549 . Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov ..

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk. We are exposed to interest rate risk due primarily to our short-term bank loans. Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of December 31, 2008, would decrease net income before provision for income taxes by approximately $0.05 million for the fiscal year ended December 31, 2008. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that, in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of our earnings and cash assets are denominated in RMB, but our reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.4 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2008.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge its exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Inflation. Inflationary factors, such as increases in our overhead costs, could impair our operating results. Although we do not believe that inflation hashad a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability tomaintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of our products donot increase with these increased costs.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures .

 Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2008, the end of the period covered by the annual report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure

(b) Management’s Annual Report on Internal Control over Financial Reporting .

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

(c) Attestation Report of the Registered Public Accounting Firm .

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

(d) Changes in Internal Control over Financial Reporting .

There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

See Item 6.C, “Directors, Senior Management and Employees — Board Practices – Audit Committee Financial Expert.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

From May 3, 2006 to December 31, 2006 and for the year ended December 31, 2007, ChinaGrowth’s independent accountant was J.H. Cohn LLP (“JHC”) and for the year ended December 31, 2008, 2007, and 2006 OMH’s independent accountant was UHY Vocation HK CPA Limited (“UHY”). On October 20, 2008, we engaged UHY as our principal accountant and dismissed JHC from that role after the business combination in January 2009. During such period, there were no disagreements with JHC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. The auditors’ report of ChinaGrowth on the balance sheet as of December 31, 2007, and the related statements of operations, changes in stockholders equity and cash flows for the period from May 3, 2006 (inception) to December 31, 2007 did not contain any adverse opinion or disclaimer of opinion, nor were any qualified or modified as to uncertainty, audit scope, or accounting principles.

The aggregate fees billed for the last two fiscal years for professional services rendered by auditors are as follows:

	For the Year Ended December 31,
	2008	2007	2006
Audit Fees - JHC	-	$50,000	$35,000
Audit Fees - UHY	$140,000	$100,000	$100,000
Audit-related Fee - JHC	-	$10,000	-
Audit-related Fee - UHY	$20,000	-	-
Tax Fees	-	-	-

Audit fees represent fees for professional services related to the audit of our financial statements for the year ended December 31, 2007 and 2008 including the review of certain reports on Form 6-K .

Our board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE S

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

Dated: February 2, 2010

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

February 3, 2010

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

The Company’s directors and officers, or their designees, have also purchased a total of 900,000 warrants prior to the closing of the Offering at US$1.20 per warrant for an aggregate purchase price of US$1,080,000 (the “Founding Director Warrants”). The Founding Director Warrants were purchased separately and not in conjunction with ordinary shares in the form of units. The purchase price of the Founding Director Warrants has been added to the proceeds from the Offering to be held in the Trust Account pending completion of a business combination. If the Company does not complete a Business Combination, the purchase price of the Founding Director Warrants will become part of the liquidation distribution and the Founding Director Warrants will expire worthless. As the result, there are 5,913,500 warrants outstanding, including 5,013,500 warrants to public holders and 900,000 Founding Director Warrants.

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

CHINA TOPREACH INC.
(Formerly known as ChinaGrowth South Acquisition Corporation)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

8	SUBSEQUENT EVENTS (Cont’d)

(b)	Private purchase of stock (Cont’d)

The funding for any such privately negotiated arrangements will be derived from the Company’s available funds after the closing of the Acquisition, including, but not limited to, the balance of proceeds released from the trust account after closing of the Acquisition and the working capital of OMH (as of the date of Acquisition).

(c)	Proposed loan agreement

OMH borrowed approximately $16.6 million in debt financing pursuant to a Note Purchase Agreement (the "Note Purchase Agreement") executed on January 22, 2009. Pursuant to the Note Purchase Agreement, OMH used the proceeds of the debt financing to purchase 2,052,075 ordinary shares of the Company in privately negotiated transactions, for price of $8.05 per share enabling OMH to vote those shares in favor of the Proposals. Upon the consummation of the acquisition, the Company repurchased all of the ordinary shares acquired by OMH at the same price of $8.05 on January 27, 2009. The loan was paid in full with cash released from the trust account on January 27, 2009, the consummation of the business combination

OLYMPIA MEDIA HOLDINGS LTD.

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

February 3, 2010

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

OLYMPIA MEDIA HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2008	2007	2006
	USD	USD	USD

Cash flows from operating activities:

Net income	$11,510,868	$4,284,605	$1,318,622

Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	736,464	493,893	213,875
Amortization	25,026	11,356	9,403
Minority interests	(78,328)	75,051	9,160
Changes in assets and liabilities:
Trade receivables	(12,739,197)	(3,359,137)	(248,177)
Inventories	1,344,106	3,101,168	(3,904,043)
Prepayments	1,213,422	(1,779,501)	1,695,382
Other receivables	(2,996,907)	77,821	(825,459)
Amounts due from related parties	79,106	188,852	(267,958)
Deposits paid	(14,528,598)	(8,885,582)	(4,651,310)
Deposits utilized	7,685,027	-	-
Trade payables	129,542	(2,381,789)	5,258,483
Income tax payable	1,058,430	517,332	(105,534)
Advances from customers	384,390	265,515	(173,301)
Accrued expenses and other current payables	1,046,292	1,717,011	(314,494)
Net cash provided by operating activities	$(5,130,357)	$(5,673,405)	$(1,985,351)

Cash flows from investing activities:
Purchase of property, plant and equipment	$(572,139)	$(2,675,563)	$(648,425)
Expenditures for intangible assets and deferred expenses	(843,383)	52,265	(1,207)
Net cash used in investing activities	$(1,415,522)	$(2,623,298)	$(649,632)

Cash flows from financing activities:
Capital injected	$40,000	$-	$-
Shareholders additional contribution	771,011	1,621,644	-
Short-term borrowings / (repayment)	3,043,308	(660,223)	2,570,526
Deferred offering costs	(521,713)	-	-
Dividends paid	-	(2,254,690)	(785,236)
Advances from third parties	(3,999,042)	6,385,787	895,426
Amounts due to related parties	1,518,983	1,363,283	639,590
Amounts due to shareholders	5,741,282	(1,389,001)	1,437,966
Amounts due to minority interests	(231,826)	726,917	95,298
Net cash provided by financing activities	$6,362,003	$5,793,717	$4,853,570

Effect of foreign currency conversion on cash	500,547	648,747	190,337

Net increase/(decrease) in cash and cash equivalents	$316,671	$(1,854,239)	$2,408,924

Cash and equivalents, Beginning	1,259,197	3,113,436	704,512
Cash and equivalents, Ending	$1,575,868	$1,259,197	$3,113,436

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

3    CORRECTION OF AN ERROR

Management determined that an error has been made on the classification of deposits and deferred offering costs in the consolidated statements of cash flows. Certain items had been restated as a result of the error. Deposits paid/utilized was reclassified from investing activities to operating activities and deferred offering costs from investing activities to financing activities. Correction of the error has no effect on retained earnings or other components of equity.

A summary of the effects of the restatement on the Consolidated Statements of Cash Flows as of December 31, 2008 is as follows:

	As of December 31, 2008
Item	Previously Reported	Adjustments	As Restated

Net cash provided by operating activities	$1,713,214	$(6,843,571)	$(5,130,357)

Net cash used in investing activities	(8,780,806)	7,365,284	(1,415,522)

Net cash provided by financing activities	$6,883,716	$(521,713)	$6,362,003

4      USE OF ESTIMATES

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

5    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

5    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

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

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

5    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

(l)    Revenue Recognition

The Company generates revenue primarily from advertising to end customers and printing service and publishing consulting services  provided to the Newspapers. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an  arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured. Revenue from  advertising contracts, net of rebates is generally recognized over the period in which the advertisement is displayed. Revenue from  printing, net of value-added tax, is recognized when the service is provided. A government subsidy is recognized when there is a  reasonable assurance that the Company has complied with the conditions attaching with it and that the grant will be received. Interest  income is recognized on a time proportional basis, by reference to the principal outstanding and using the effective interest met.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

5    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

5        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

6        TRADE RECEIVABLES, NET

	December 31, 2008	December 31, 2007
	USD	USD

Trade receivables	16,884,379	4,145,182
Less: Allowance for doubtful accounts	-	-
Trade receivables, net	16,884,379	4,145,182

No provision has been provided as of December 31, 2008 and 2007.

7        INVENTORIES

Inventories as of December 31, 2008 and 2007 consist principally of ink and newsprint as follows: -

	December 31, 2008	December 31, 2007
	USD	USD

Ink	137,021	87,102
Newsprint	150,888	1,544,913
	287,909	1,632,015

8       PREPAYMENTS

Prepayments represent cash paid to suppliers, newspapers and advance payment of rental expenses.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

9       OTHER RECEIVABLES

	December 31, 2008	December 31, 2007
	USD	USD

Utility deposit	204,280	430,216
Advance to employees	331,686	132,569
VAT Tax refund	188,960	136,405
Rental receivables	54,299	-
Advances to third parties	2,594,503	-
Others	335,849	13,480
	3,709,577	712,670

Advances to third parties are prepayments to newsprint supplier to secure stable purchase newsprint at favorable price. The amounts are non-interest bearing and repaid upon request of the Company.

10        PROPERTY, PLANT AND EQUIPMENT, NET

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

11      DEPOSITS TO NEWSPAPERS

Deposits to newspapers represent cash paid to contracted newspapers in order to receive operation rights. The deposits are interest free, repayable on the mature date of agreement or on demand of the Group.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

12     DEFERRED COSTS

Deferred costs represent the amounts paid for installation of electric wiring costs and decoration costs for property.  Costs are amortized over 5 years.

13     INTANGIBLE ASSETS, NET

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

14     SHORT TERM BORROWINGS

	December 31, 2008	December 31, 2007
	USD	USD

Short term bank loans	5,325,202	2,281,894

The loans are secured by the Company's inventories, property and guaranteed by third party.  The loans are used to finance daily operations.  Interest rate range from 5.346% to 8.217%.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

15    ACCRUED EXPENSES AND OTHER CURRENT PAYABLES

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

16   AMOUNTS DUE TO RELATED PARTIES

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

17   RELATED PARTY TRANSACTIONS

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

18   AMOUNTS DUE TO SHAREHOLDERS

	December 31, 2008	December 31, 2007
	USD	USD

Aotian Holding Ltd.	107,205	-
Topbig International Development Ltd.	5,582,990	-
Chen Zhi	100,052	48,965
	5,790,247	48,965

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

19   AMOUNTS DUE TO MINORITY INTERESTS

	December 31, 2008	December 31, 2007
	USD	USD

Xu Kaining (previous minority shareholder)	-	433,924
Zhu Shengnan (minority shareholder)	296,169	112,112
Qin Guojun (minority shareholder)	294,710	276,179
	590,879	822,215

20   SHAREHOLDERS' EQUITY

Registered capital

The Company is a limited liability company established in British Virgin Islands on December 13, 2005. The Company has authorized and issued 10,000 ordinary shares of USD 1.00 each.  As of July 18, 2008, additional 40,000 ordinary shares were authorized, issued and outstanding.

The Company has not authorized any preferred shares.

21   REVENUES

Revenues for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
	USD	USD

Publishing revenue	7,985,420	7,268,388
Advertising revenue	48,230,555	15,764,887
	56,215,975	23,033,275

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

22    INCOME TAXES

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

23     OPERATING LEASE COMMITMENT

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

24   SUBSEQUENT EVENTS

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

(c)    Proposed loan agreement

OMH borrowed approximately $16.6 million in debt financing pursuant to a Note Purchase Agreement (the "Note Purchase Agreement") executed on January 22, 2009. Pursuant to the Note Purchase Agreement, OMH used the proceeds of the debt financing to purchase 2,052,075 ordinary shares of China TopReach in privately negotiated transactions, for price of $8.05 per share enabling OMH to vote those shares in favor of the Proposals. When the Acquisition was consummated, China TopReach repurchased all of the ordinary shares acquired by OMH at the same price of $8.05 on January 27, 2009. The loan was paid in full with cash released from the trust account on January 27, 2009, the consummation of the business combination