Form 20-F
period 2009-12-31
China TopReach Inc.
filed 2010-06-30
CIK 1363614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20- F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

6th Floor,  San Shan Tower
No. 59 Dongjie Street
Fuzhou City, China 350001
 (Address of principal executive offices)

Zhi Chen
Chief Executive Officer
China TopReach Inc.
6th Floor,  San Shan Tower
No. 59 Dongjie Street
Fuzhou City, China 350001
Tel: 086-591-88310920
 (Name, Telephone and Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Units, consisting of one Ordinary Share and one Warrant
Ordinary Shares, par value $0.001 per share
Warrants to purchase Ordinary Shares
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of the registrant’s units, ordinary shares and warrants outstanding as of June 30, 2010 was 45,407 units, 16,691,059 ordinary shares and 5,913,500 warrants, respectively.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.      Selected Financial Data

The following tables present selected historical consolidated financial data for China TopReach Inc. giving effect to ChinaGrowth’s acquisition of OMH.

The selected consolidated statement of operations data for China TopReach Inc for the years ended December 31, 2009, 2008 and 2007, and the selected consolidated balance sheet data as of December 31, 2009 and 2008 have been derived from the audited consolidated financial statements of China TopReach Inc included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes and Item 5, “Operating and Financial Review and Prospects.”

Selected Statement of Operations Data
(Expressed in U.S. dollars)

	For the year ended December 31, 2009	For the year ended December 31, 2008 (A)	For the year ended December 31, 2007(A)
	(in thousands, except per share data)
Revenues	$68,289	$56,216	$23,033
Cost of sales and business taxes	36,414	36,336	14,575
Gross profit	31,876	19,880	8,458
Income from operations	20,498	13,057	5,233
Net income	$17,438	$11,511	$4,285
Net income per share – basic	$1.07	$0.77	$0.29
Net income per share – diluted	$0.98	$0.71	$0.27
Weighted average number of shares outstanding – basic	16,285,126	14,959,000	14,959,000
Weighted average number of shares outstanding – diluted	17,750,665	16,209,638	15,997,999

(A) Represents the consolidated statement of operations of OMH, the Accounting Acquirer.

In February 2010, ShiFang Holding Limited, our subsidiary which controls all of our operations and operating entities, completed a US$35 million equity private placement.  Pursuant to such private placement financing four well-known institutional investors, namely, CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd, Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited (the ‘Investors’), acquired an aggregate of 27.16% equity interest in ShiFang.  At the latest practicable date, China TopReach holds 58.27% of our operations and operating entities. The following unaudited pro forma information summarizes the effect of the private placement, as if the private placement had occurred as of December 31, 2007, December 31, 2008 and December 31, 2009.  This unaudited pro forma information is presented for information purposes only.  It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the private placement on December 31, 2007, December 31, 2008 and December 31, 2009, nor is it necessarily indicative of future results of the operations:

	For The Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	USD	USD	USD

Net Income - reported under GAAP	17,437,983	11,510,868	4,284,605

Reconciliation items:
Expenses related financing and combination	2,654,179	-	-
Pro forma net income	20,092,162	11,510,868	4,284,605
Pro forma net income attributable to common shareholders of TopReach *	11,707,703	6,707,383	2,496,639

Common shares outstanding at June 30, 2010	16,391,059	14,959,000	14,959,000
Shares held by Dragon Soar Limited**	1,778,212	1,778,212	1,778,212
Pro forma basic weighted average common shares	14,612,847	13,180,788	13,180,788
Dilutive effect of incremental shares relating to warrants	1,465,539	1,250,638	1,038,999
Pro forma diluted weighted average common shares	16,078,386	14,431,426	14,219,787

Pro forma earnings per share
Basic	0.80	0.51	0.19
Diluted	0.73	0.47	0.18

*   Assume US$35 million invested since 1 January 2007 and the Company holds 58.27% of operating business.

**  Excluded 1,778,212 shares held by Dragon Soar Limited as subject to be cancelled.

Selected Consolidated Balance Sheet Data

	December 31, 2009	December 31, 2008
	(in thousands)
Current assets	49,218	23,788
Total assets	74,275	54,440
Current liabilities	32,217	30,920
Total liabilities	32,217	30,920

Exchange Rate Information

Our functional currency is the RMB, however this report is in U.S. dollars. The financial statements of our foreign subsidiaries have been translated into U.S. dollars in accordance with ASC830 "Foreign Currency Matters". All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date. Equity accounts have been translated at their historical exchange rates when the capital transaction occurred. Statements of operations amounts have been translated using the average exchange rate for the year. At December 31, 2009, our revenues and expenses maintained in Renminbi were translated to U.S. dollars at US$1.00 = RMB 6.8409 and our assets and liabilities maintained in Renminbi were translated to U.S. dollars at US$1.00 = RMB 6.8372. The foreign currency translation adjustment of $185,443 has been reported as accumulated other comprehensive income in the consolidated statement of stockholders’ equity and comprehensive income.

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

Period	Period End	Average	High	Low
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176

(1)	Annual averages are calculated by using the average of the noon buying exchange rates for each trading day during the annual period.

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

We have provided guarantees in connection with a  private placement financing consummated by ShiFang Holding Limited (“ShiFang”), one of our subsidiaries, and if we default on such guarantee or do not meet the requisite performance requirements we may lose control of all of our operating entities.

In February 2010, ShiFang Holding Limited, our subsidiary which controls all of our operations and operating entities, completed a US$35 million equity private placement.  Pursuant to such private placement financing four well-known institutional investors, namely, CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd, Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited (the ‘Investors’), acquired an aggregate of 27.16% equity interest in ShiFang.  China TopReach and certain of its shareholders provided certain guarantees and agreements to the Investors in order to secure the performance of the obligations of ShiFang pursuant to the Private Placement. If ShiFang fails to meet the requisite performance criteria or obligations contained in such agreement, we may lose control of all of our operations and operating entities.  As a result, our financial condition and results of operations may be adversely affected.

Reliance on the Business Agreements with Newspapers

China TopReach conducts the business of advertising, providing content, printing and distribution consultative service based on the exclusive contracts entered into with 10 newspapers. If China TopReach lost its contractual relationship with some of these newspapers, China TopReach may not be able to find and develop alternative or comparable sources of revenue in a timely manner. Any such event may have a material adverse effect on the operations and financial results. All contracts China TopReach has signed up with newspapers have preferential renewal rights. With the majority of these contracts, such preferential renewal rights can be only achieved when China TopReach has met certain performance criteria. As a result, if China TopReach fails to meet these performance criteria, it may lose its contractual relationship with the newspapers.

The exclusive contracts entered into with our newspaper partners will require substantial initial capital commitments and may not generate the intended revenue and profits

Upon signing the exclusive contracts with our newspaper partners, we are generally required to place a deposit, which is refundable upon termination of the contract, with our newspaper partners at an amount negotiated between us and them. We will also typically prepay our newspaper partners a portion of a print media fee, which we negotiate with them based on the revenues we expect to generate by selling advertising spaces. There can be no assurance that we will be able to recover such initial capital commitments through our sale of the advertising spaces in the relevant newspapers or from provision of our advertising services. Any such recovery is subject to market conditions, difficulties in our cooperation with our new newspaper partner and other factors beyond our control, and may only happen after several years of operations or not at all. Further, the prepaid amounts and deposits may be forfeited in the event we are unable to fulfill our contractual obligation in respect of actual business volume generated. If we are unable to recover our initial capital commitments under existing or future contracts with our newspaper partners, our business, financial condition and results of operations in the PRC could be materially and adversely affected.

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

Each of China TopReach’s executive officers and key employees has entered into an employment agreement with China TopReach which contains confidentiality and non-competition provisions. These agreements generally have an initial term of three years, and are automatically extended for successive one-year terms unless terminated earlier pursuant to the terms of the agreements. If any disputes arise between any of its senior executives or key personnel and China TopReach, China TopReach cannot assure that such executives or key personnel will remain with China TopReach.

In addition, we rely on our sales and marketing teams whose market knowledge, experience and established relations with our existing customers are essential to our success and future growth. Although we believe that our corporate culture and business growth will help us to retain our existing employees, and we have established a reputation in the industry that attracts talented personnel, we are vulnerable to the adverse consequences that may result from the loss of key employees and from the intense competition among providers of advertising services for talented and skilled personnel.

Any significant failure in China TopReach’s information technology systems could have a material adverse effect on its business and results of operations.

China TopReach’s business is highly dependent on the ability of its information technology systems, especially its Media Advertisement Information Tracking System (‘MAITS system’), to timely process significant amount of original data related to various industries and advertisers across diversified markets existing in different cities when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. China TopReach has devoted substantial resources to developing, maintaining and updating its information technology system. These systems enable China TopReach to provide consistent high-quality services and maintain its competitive advantages. If China TopReach fails to identify, develop and incorporate new features or technologies in its information technology systems and operations in a timely and cost-effective manner, China TopReach may lose its competitiveness and demand for its services may decrease, which would have a material and adverse effect on its revenues and profitability.

We may not be able to sustain our business growth and high profit margins that we experienced during the Track Record Period

Our businesses expanded during the Track Record Period and in order to sustain such growth in our revenues and profit and to maintain our high profit margins, we will need to implement our business plans effectively, retain experienced marketing and service personnel, manage our costs effectively and maintain adequate control and reporting systems in a timely manner.

However, there can be no assurance that we will continue to maintain our growth in the future or be able to sustain such high profit margins. The successful implementation of the strategies and plans we have developed to grow our business depend on a number of factors including, among other things, changes in the PRC media and advertising markets, the availability of funds, competition, government policies and our ability to retain and recruit qualified employees with relevant industry knowledge and expertise. Many of these factors are beyond our control and by nature, all of these factors are subject to uncertainty. There can be no assurance that our strategies and future plans can be implemented successfully. Any failure or delay in the implementation of any or all of these strategies and plans may have a material adverse effect on our profitability and prospects.

There can be no assurance that we will be able to maintain our past level of growth in the future or be able to maintain our high profit margins. Our ability to maintain our growth and profit margins in the future will depend on, amongst other things, external factors such as the PRC economy and general market trends. As we cannot be sure that our efforts will be successful or that external factors will remain favorable to us in the future, we may not achieve the growth or profitability targets we have set for our Company. Accordingly, investors should not place undue reliance on our past performance.

We are subject to fluctuations in the demand for our customers’ products and services, and their advertising budgets.

Our advertising revenues are dependent upon fluctuations in the demand for our customers’ products and services and correspondingly, their advertising budgets. The demand for our customers’ products and services are affected by a number of factors beyond our control, including the PRC economic conditions, industry and market trends, shifts in consumer purchase patterns and changes in the retail environment. If there are any adverse changes in the trends in seasonal shopping or spending patterns or other factors which unexpectedly result in a decrease in the demand for our customers’ products and services and consequently the tightening of their advertising budgets of our customers. In the event this occurs, demand for our advertising services may decrease and our prospects, results of operations and financial condition may be materially and adversely affected.

We are dependent on external financing for rapid expansion of our business and other corporate needs

We may seek additional financing from various sources, including bank borrowings to provide the capital needed to expand our business at an accelerated pace if cash flow from our operations is insufficient. In particular, we are required to make substantial capital commitments when expanding into new regions and markets and upon signing cooperative contracts with new newspaper partners. Additionally, as it is our usual practice to grant our customers a credit period of three months but we are required to settle the payment of print media fees with our newspaper partners on a monthly basis, we may experience difficulties in meeting our cash flow needs and have to rely on bank borrowings and loans from the Shareholders during the periods between our payment of the print media fees and our receipt of related payments from our customers.

We cannot predict with certainty the timing or amount of our future needs for external financing. Our ability to obtain external financing in the future and the cost of such financing are subject to a variety of uncertainties, including our business performance and the condition of financial markets. If such financing is not available on a timely basis or on satisfactory terms, or at all, our business, results of operations and financial condition may be materially and adversely affected.

We rely on intellectual property rights protection

In the course of conducting our business, we rely on the protection of our intellectual property rights as well as the protection of the intellectual property rights of our PRC newspaper partners. We and our PRC newspaper partners may not be able to protect our respective intellectual property rights.

We have developed trademarks, patents, know-how, processes, technologies and other intellectual property rights that are of significant value to us. There can be no assurance that any of our intellectual property rights will not be challenged, misappropriated or circumvented by third parties.  In addition, the legal regime governing intellectual property in the PRC is still evolving and the level of protection of intellectual property rights in the PRC may be weaker than that of other jurisdictions. We also rely on various contractual agreements with our employees, customers, our newspaper partners, business partners and others to protect our intellectual property rights. Despite precautions taken by us, it may be possible for third parties to infringe upon our intellectual property rights by copying or otherwise obtaining and using our intellectual property, including text, typographies, photographs and design layouts.  In the event that the steps we have taken and the protection provided by law do not adequately safeguard our intellectual property rights, our business, results of operations and reputation could be materially and adversely affected.

In addition, our advertising business relies on cooperation with and therefore the success of our PRC newspaper partners who rely on the protection of their certain intellectual property rights. There can be no assurance that our PRC newspaper partners will be able to protect or assert any rights to their intellectual property rights. Any misappropriation or infringement of their intellectual property rights or difficult in enforcing such rights may have a material and adverse impact on their business, which may in turn materially and adversely affect our business and results of operation.

We may infringe on the intellectual property rights of third parties

We cannot guarantee that we or our PRC newspaper partners will not be found liable for having infringed upon the rights of third parties, including their intellectual property rights. In the event that we or our PRC newspaper partners are found liable for having infringed upon the rights of third parties, including their intellectual property rights, we or our PRC newspaper partners may be subject to liabilities which might include substantial monetary damages or sanctions. Possible sanctions could include the loss of our rights or the rights of our PRC newspaper partners to all or some of the contents that we provide, or the loss of our rights or the rights of our PRC newspaper partners to engage in all or some part of our respective businesses on a temporary or a permanent basis. Given our reliance upon our PRC newspaper partners, any such liabilities or sanctions levied against them could have a material and adverse effect on the revenues we derive from our contracts with our PRC newspaper partners and, therefore, the business and results of operations of our Group.

As of the Latest Practicable Date, we were not aware of any infringement of the rights of any third party by our Group or by any of our PRC newspaper partners.  In addition, so far as we were aware at the Latest Practicable Date, neither our Group nor any of our PRC newspaper partners were involved in any proceedings in respect of, or had received any notice of any claims, threatened or pending, of infringement of any of the intellectual property rights of any third parties by our Group or any of our PRC newspaper partners.

We may be involved in litigation, which could be expensive and divert the attention and resources of our management

We currently do not maintain any insurance coverage on contingent liabilities arising out of litigation or claims against us. We are exposed to the risk of becoming involved in litigation which could have a material adverse impact on our business. Civil claims may potentially be filed against us for fraud, defamation, negligence, copyright or trademark infringement or for claims relating to the nature and content of the information or articles contained in our customers’ advertisements. There can be no assurance that claims and actions will not be initiated against us or arise out of our business in the future. Litigation expenses, potential losses from lawsuits and delays in proceedings in respect of outstanding and possible future claims may have a material adverse effect on our results of operations and our financial condition in the future. In particular, as our success largely depends on the leadership and day-to-day management of our Directors and senior management, our becoming involved in any litigation could divert the time and attention of our Directors and senior management away from the management of our business, which could materially and adversely affect our results of operation and financial condition.

We may not maintain sufficient insurance coverage for the risks associated with our business operations

Risks associated with our businesses include risk of damage to our offices, equipment and printing facilities, liability for environmental pollution, transportation accidents and the risks posed by natural disasters, any or all of which may affect our business operations. Notwithstanding that we maintain insurance addressing damage to and destruction to our facilities and equipment, we may experience difficulty in receiving compensation from the insurance companies, or there are delays in receiving such compensation or we may not be able to receive compensation in full or at all. Furthermore, we do not carry any business interruption insurance or insurance addressing damages arising out of natural disasters or other accidents at our production facilities. If we incur losses which are not covered by our insurance policies, or the amount of compensation we receive from our insurer is significantly less than our actual loss, our financial condition and results of operations could be materially and adversely affected.

Risks Relating to China TopReach and the Combined Company

Following the Acquisition, we did not receive any funds from the Trust Account which could be used to fund operations and execute our business plan.

Most, if not all, of the funds in the Trust Account were used for repurchases of ordinary shares pursuant to the Private Purchases and the Note Purchase Agreement, to redeem the ordinary shares of members who elect to exercise their conversion rights or to pay other transaction expenses.  Therefore, we did not expect to receive any material funds from the Trust Account.  In order to fund our operations and grow our business, we will require working capital which the Trust Account will not provide.  If we do not obtain equity or debt financing, we will not be able to operate our business or execute our business plan.

Following the Acquisition, the combined company may not be able to secure financing needed for future operating needs on favorable terms, or on any terms at all.

From time to time, following the Acquisition, we may seek additional financing to provide the capital required to maintain our business if cash flow from operations is insufficient to do so.  China TopReach cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, China TopReach may be unable to expand its business or to develop new business at the rate desired, and its results of operations may be adversely affected. If China TopReach is able to incur debt, it may be subject to certain restrictions imposed by the terms of the debt and the repayment of such debt may limit its cash flow and its ability to grow. If China TopReach is unable to incur debt, it may be forced to issue additional equity, which could have a dilutive effect on its current shareholders.

We may pursue additional financings for ShiFang which may result in dilution of our ownership in ShiFang which may have adverse consequences.

In order to secure a financing necessary in order for the Company to achieve its strategic goals, our operating subsidiary, in February 2010, ShiFang completed a US$35 million private placement pursuant to which China TopReach diluted its ownership interest in ShiFang to 58.27%. ShiFang may in the future seek additional financing to provide the capital it requires to develop its business.  Such financings may result in further dilution of China TopReach’s ownership interest in ShiFang which may have adverse consequences.  This could possibly result in a loss of control of ShiFang by China TopReach and may prevent China TopReach from consolidating the financial statements of ShiFang with its own.

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

We may qualify as a passive foreign investment corporation (“PFIC”). A PFIC is defined as a foreign corporation 75% of whose gross income in a taxable year (including its pro rata share of the gross income of any company in which it is considered to own, directly or indirectly, at least 25% of the shares by value) is passive income, or at least 50% of whose assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. If we are a PFIC for any taxable year during which a U.S. holder that exercises its redemption rights was a shareholder, and if such U.S. holder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares, such U.S. holder will be subject to special rules with respect to any gain that it recognizes on the redemption of its shares. Under these special rules, the U.S. holder’s gain will be allocated ratably over the U.S. holder’s holding period for the shares; the amount allocated to the taxable year in which the U.S. holder recognizes the gain will be taxed as ordinary income; the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year. Based on the composition of our assets prior to January 27, 2009 (which have largely consisted of cash and other investment assets), as well as the composition of our income prior to January 27, 2009 (which has largely consisted of interest), it is likely that we may have qualified as a PFIC in 2006, 2007 and 2008. Based on the composition of our assets and income after January 27, 2009, we should not be classified as a PFIC for taxable year 2009. We urge U.S. holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. holders, see the section of this report captioned “Taxation – United States Federal Income Taxation – Passive Foreign Investment Company Rules.”

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

Following the Acquisition, expansion of the business of the combined company may put added pressure on the management of China TopReach, which may impede its ability to meet any increased demand for its services and adversely affect its results of operations.

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

Risks Related to China TopReach’s Corporate Structure

If the PRC government considers that the contractual arrangements among Fujain Shi Fang Culture Propagation Co., Ltd. (“SF”), Beijing Hong Xin Tu Culture Propagation Co., Ltd. (“BJHXT”) and its shareholders do not comply with applicable PRC laws, China TopReach and its subsidiaries and affiliates could be subject to severe penalties.

PRC  laws place certain restrictions on foreign investment in and ownership of media companies. China TopReach and its PRC subsidiary, SF, are considered foreign persons or enterprises with foreign investment, and are required to comply with the Chinese law applicable to foreign investment in the media industry. Because of the restrictions, China TopReach does not have ownership interests in BJHXT which holds the licenses and permits necessary to conduct China TopReach’s media business, but conducts China TopReach’s operations in PRC principally through contractual arrangements among SF, BJHXT and its shareholders.

China TopReach’s contractual arrangements with BJHXT and its shareholders enable China TopReach to:

•	exercise effective control over BJHXT;

•	receive a substantial portion of the economic benefits of BJHXT in consideration for the services provided by SF, China TopReach’s wholly-owned subsidiary in PRC; and

•	have an exclusive option to purchase all or part of the equity interests in BJHXT when and to the extent permitted by PRC laws.

Because of these contractual arrangements, BJHXT and its subsidiaries are treated as China TopReach’s consolidated affiliated entities. If China TopReach’s corporate and contractual structures are found to be in violation of any existing or future Chinese laws, China TopReach may have to modify such structures accordingly to comply with regulatory requirements. However, China TopReach cannot assure you that China TopReach can achieve this without material disruption to its business. Further, if the contractual arrangements are found to be in violation of any existing or future PRC laws, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of SF and BJHXT;

•	restricting or prohibiting any related-party transactions between SF and BJHXT;

•	imposing fines or other requirements with which China TopReach or SF and BJHXT may not be able to comply;

•	requiring China TopReach or SF and BJHXT to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting China TopReach’s use of the funds released from the Trust Account to finance China TopReach’s business and operations in PRC.

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

If China TopReach had direct ownership of BJHXT, China TopReach would be able to exercise its rights as a shareholder to effect changes in the board of directors of BJHXT, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if BJHXT or any of its shareholders fails to perform their obligations under these contractual arrangements, China TopReach may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of BJHXT were to refuse to transfer their equity interest in BJHXT to China TopReach or China TopReach’s designee when China TopReach exercises the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward China TopReach, then China TopReach may have to take legal action to compel them to fulfill their contractual obligations.

All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit China TopReach’s ability to enforce these contractual arrangements. In the event China TopReach is unable to enforce these contractual arrangements, China TopReach may not be able to exert effective control over BJHXT, and its ability to conduct its business may be adversely affected.

Contractual arrangements among China TopReach, its PRC subsidiary, BJHXT and other parties may be subject to scrutiny by the PRC  tax authorities and a finding that China TopReach or China TopReach’s PRC affiliated entity owe additional taxes could substantially reduce its consolidated net income and the value of your investment.

Under PRC laws, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. China TopReach could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangement among SF, China TopReach’s wholly owned subsidiary in China, and BJHXT does not represent an arm’s-length price and adjust BJHXT’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by BJHXT, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on BJHXT for underpayment of taxes. China TopReach’s consolidated net income may be materially and adversely affected if BJHXT’s tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

PRC  regulations on loans and direct investment by offshore holding companies to PRC  entities may delay or prevent China TopReach from using the funds in the Trust Account or proceeds China TopReach may receive from future financing to make loans to its PRC  subsidiaries or affiliates or to make additional capital contributions to its PRC  subsidiaries, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

China TopReach is an offshore holding company conducting its operations in PRC through its subsidiaries and affiliated entities in PRC. In utilizing the funds in the Trust Account or proceeds China TopReach may receive from future financing for use by its PRC subsidiaries and affiliates as operational capital, China TopReach may make loans to its PRC subsidiaries and affiliates, or China TopReach may make additional capital contributions to its PRC subsidiaries.

Any loans China TopReach makes to either of Fuzhou Han Ding Network Science and Technology Co., Ltd, Beijing Han Ding Advertising Co., Ltd and Fuzhou Hong Xin Tu Printing Co., Ltd (collectively, the “FIEs”), which are treated as foreign-invested enterprises under PRC laws, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC laws, the PRC regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC laws. If China TopReach was to advance some funds to the FIEs in the form of loans and such funds exceed the maximum amount of borrowings of the subsidiary, China TopReach would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, China TopReach might have to make capital contributions to the FIEs in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if China TopReach makes loans to the FIEs that do not exceed their current maximum amount of borrowings, China TopReach will have to register each loan with SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by SAFE, SAFE or its local counterpart will issue a registration certificate of foreign debts within 20 days after reviewing and accepting its application. In practice, it may take longer to complete such SAFE registration process.

Any loans China TopReach makes to any subsidiary or affiliate which is a PRC domestic company rather than foreign-invested enterprise under PRC laws, such as BJHXT, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, medium- and long-term international commercial loans to PRC domestic companies are subject to approval by the National Development and Reform Commission, and short-term international commercial loans to PRC domestic companies are subject to the balance control system administered by SAFE. Due to the above restrictions, China TopReach is not likely to make loans to subsidiaries or affiliates which are PRC domestic companies.

Any capital contributions China TopReach makes to the FIEs must be approved by the Ministry of Commerce of the PRC or its local counterparts and registered with SAFE or its local counterparts. Such applications and registrations could be time consuming and their outcomes would be uncertain.

China TopReach cannot assure you that China TopReach will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by China TopReach to its PRC subsidiary or affiliated entity or with respect to future capital contributions by China TopReach to its China subsidiary. If China TopReach fails to complete such registrations or obtain such approvals, its ability to use such future loans or capital contributions to capitalize or otherwise fund its PRC operations may be negatively affected, which could adversely and materially affect its liquidity and its ability to fund and expand its business.

Risks Related to Doing Business in PRC

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. China TopReach receives substantially all of its revenues in RMB. Under its current corporate structure, its income is primarily derived from dividend payments from its PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of its PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to China TopReach, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents China TopReach from obtaining sufficient foreign currency to satisfy its currency demands, China TopReach may not be able to pay dividends in foreign currencies to its shareholders, including holders of its common shares.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and November 30, 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Substantially all of China TopReach’s revenues and costs are denominated in RMB, and a significant portion of its financial assets are also denominated in RMB. China TopReach principally relies on dividends and other distributions paid to China TopReach by its subsidiaries and affiliated entities in the PRC. Any significant revaluation of the RMB may materially and adversely affect its cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, its common shares in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to China TopReach, to the extent that China TopReach needs to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when China TopReach translates its U.S. dollar denominated financial assets into RMB, as the RMB is its reporting currency.

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

As of June 30, 2010, there were 16,691,059 shares outstanding of which our public shareholders held approximately 291,652. In addition, in connection with our IPO, we issued warrants to purchase 5,013,500 shares. Our initial directors and initial executive officers and/or certain of their affiliates also hold warrants to purchase 900,000 shares at US$6.00 per share. We also issued an option to purchase up to a total of 315,000 units to the representative of the underwriters of our IPO which, if exercised, will result in the issuance of an additional up to 315,000 warrants and an additional up to 315,000 shares. In addition, assuming all the after-tax profit targets set forth n the Share Purchase Agreement executed in connection with the Acquisition are met, we will need to issue up to a total of 2,000,000 ordinary shares to those who were shareholders of OMH at the time of the Acquisition. The sale or even the possibility of sale, of the shares could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. Upon the issuance of the additional shares, you may experience dilution to your holdings.

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

Business Overview

China TopReach (formerly known as ChinaGrowth South Acquisition Corporation), following the consummation of the acquisition of all of the outstanding capital stock of OMH, is now the leading privately owned aggregator and operator of print media businesses in China. The Company has established a print media network consisting of 10 newspapers with a circulation of approximately 1.8 million across China, reaching 14 cities covering an aggregate population of 75 million. Together with its on-line newspaper website www.duk.cn, China TopReach provides advertising services to approximately 4,900 and 4,000 corporate clients respectively in 2009 and 2008. China TopReach usually enters into exclusive contracts for full or partial cooperations with newspapers. Under a fully cooperative contract, the Company manages advertising operation and printing of the newspapers, and provides select content and distribution consultative service to the newspapers. Under a partially cooperative contract, China TopReach manages part of advertising operations of the newspapers.

In January 2009, the Company has entered into full cooperation agreement with Modern Life Daily, the second largest newspaper by circulation in the region covering Nanning, Beihai, Qinzhou and Guilin of  Guangxi Province. Prior to January 2009, the Company worked with the newspaper under a partial cooperation agreement. Modern Life Daily, with approximately 450,000 readers and 150,000 daily circulations, is a city newspaper that provides news and wide variety of information to people living in the region. The in-depth cooperation including advertising and content providing enables the Company to capture the fast growing print media market in Southwest China.

China TopReach initiated a cooperation model with newspapers located in Fujian Province in 2005, which allows the Company, upon certain deposits to newspapers, to engage in full or partial cooperation with newspapers through exclusive contracts, except final editorial rights which are prohibited by PRC law. Nonetheless, China TopReach obtained the right of first refusal to acquire the editorial rights when PRC law permits. To establish a nationwide print media network, China TopReach only signs up exclusive agreements with either the 2 nd or the 3 rd largest local newspaper, in terms of circulation, located in more economically developed urban areas, such as Fuzhou, Kunming and Shenyang. This geographic focus enables China TopReach to achieve steady growth in advertising revenues driven primarily by increasing personal wealth and urbanization.

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

Recent Developments

China TopReach Inc.’s subsidiary, ShiFang Holding Limited (“ ShiFang ”) had completed a US$35 million private placement of its common shares (the “ Private Placement ”).  Four well known institutional investors (the “ Investors ”), CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd, Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited, acquired an aggregate 27.16% equity interest in ShiFang in the Private Placement.  ShiFang plans to use the proceeds from the Private Placement to continue to develop relationships with additional metro newspapers in China and to fund its working capital needs. ShiFang was established in December 2009 and was initially 100% owned by China TopReach.  ShiFang is a leading provider of a full suite of print media and digital media services to PRC advertisers from a wide spectrum of industries through its nationwide network of newspaper partners across the PRC.

Corporate Structure

China TopReach is a holding company incorporated under the laws of the Cayman Islands, which conducts substantially all of its operations through its operating subsidiaries and affiliates in the PRC.

The following diagram illustrates the corporate structure and the place of formation of ShiFang’s subsidiaries and affiliates:

Notes:

(1)	Other subsidiaries consist of various PRC subsidiaries operating advertising and related business in China;

(2)
Fujain Shi Fang Culture Propagation Co., Ltd. ( “SF ” ) has 100% controlled all other subsidiaries except Shen Yang Zhu Qin Shi Fang Media Development Co., Ltd., of which 51% ownership has been owned by SF.

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

(3)   Equity Pledge Agreement .. SF, BJHXT and its shareholders have entered into an Equity Pledge Agreement, pursuant to which, each of the shareholders of BJHXT has pledged all of its equity interests in BJHXT to SF to guarantee the repayment of the loan under the Loan Agreement and the payment of service fees under the Services Agreement.

(4)   Voting Rights Proxy Agreement . SF, BJHXT and its shareholders have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the shareholders of BJHXT has granted to SF and the designee(s) of SF, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the directors and senior officers of BJHXT.

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

The Acquisition and the Share Purchase Agreement

Under the terms of the Share Purchase Agreement, ChinaGrowth acquired all of the issued and outstanding share capital and other equity interests of OMH for a consideration consisting of (i) US$6 million in cash (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient), (ii) 6,259,000 ordinary shares of ChinaGrowth to be issued at the closing, including 2,000,000 shares of ChinaGrowth to be held in an escrow account, (iii) subject to the surviving company meeting its after-tax profits thresholds of RMB78,200,000 and RMB115,600,000 (approximately US$11.5 million and US$17 million) for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 ordinary shares of ChinaGrowth held in the escrow account will be released to the current OMH shareholders, and (iv) on an all or none basis, if, on a consolidated basis, the surviving company achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011 and 2012, additional ordinary shares of China TopReach, as detailed below:

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

China TopReach Inc.’s subsidiary, ShiFang Holding Limited (“ ShiFang ”) has completed a US$35 million private placement of its common shares (the “ Private Placement ”).  Four well known institutional investors (the “ Investors ”), CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd, Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited, acquired an aggregate 27.16% equity interest in ShiFang in the Private Placement.  ShiFang plans to use the proceeds from the Private Placement to continue to develop relationships with additional metro newspapers in China and to fund its working capital needs. ShiFang was established in December 2009 and was initially 100% owned by China TopReach.

There were several conditions precedent to the closing of the Private Placement, including the release of certain escrowed shares and a revision to the above described earn-out arrangements.  Under the terms of the OMH Acquisition, 2.0 million shares of China TopReach (“ Escrowed Shares ”) issued to OMH Shareholders were put in escrow pending the achievement of a 2008 and a 2009 profits target by China TopReach, and 9.5 million additional China TopReach shares (“ Earn-out Shares ”) were to be issued to OMH Shareholders upon the achievement of 2009, 2010, 2011 and 2012 profits targets by China TopReach.  The profit targets were based on US$38 million working capital to be received by OHM pursuant to the OMH Acquisition.  However, as a large number of China TopReach shareholders elected to opt for redemption of China TopReach shares in connection with the OMH Acquisition, the proceeds of the US$38 million working capital were primarily used for redeeming China TopReach shares and were not available for the development of OMH’s business.  As a result of the shortfall in working capital available to OMH, and due to the additional risk assumed by certain shareholders in providing guarantees and pledges of their equity interests, China TopReach issued the Escrowed Shares and also released 5.5 million shares of the 9.5 million Earn-out Shares to Topbig (3,309,813 shares), Blazing Sun (1,530,712 shares) and Keep Profit (659,475 shares).   In addition, China TopReach agreed to adjust the calculation of net profits used to determine whether the earn out targets under the earn out arrangement are achieved by excluding certain items incurred in connection with equity financing projects undertaken by China TopReach or any of its subsidiaries since the effective date of the OMH Acquisition.  The remaining 4.0 million Earn-out Shares are still subject to the achievement of the profit targets based on the following schedule:

Fiscal year	Profit Target	Earn-out Shares
2009	RMB136 million (approximately US$20 million)	1,000,000

2010	RMB197.2 million (approximately US$29 million)	1,000,000

2011	RMB278.8 million (approximately US$41 million)	1,000,000

2012	RMB394.4 million (approximately US$58 million)	1,000,000

The Board of Directors of the Company has passed resolution in a board meeting held on April 23, 2010 to issue the year 2009 and 2010 Earn-out shares of 2,000,000 to the other OMH shareholders who did not provide additional collateral during the Private Placement. The issue of the remaining 2,000,000 Earn-out Shares to the other OMH Shareholders who did not provide additional collateral during the Private Placement are unaffected by the above arrangement and are still subject to the achievement of the profit targets year 2011 and year 2012 based on the following schedule: Year Ending December 31,

Fiscal year	Profit Target	Earn-out Shares

2011	RMB278.8 million (approximately US$41 million)	1,000,000

2012	RMB394.4 million (approximately US$58 million)	1,000,000

On June 23, 2010, the company and other signing parties further amended SPA again to ratify and approve the above relevant arrangements.

Chinese Print Media Industry Overview

Size and Growth

In recent years, the advertisement expenditures of Chinese media industry have achieved attractive growth rates. In 2009, total advertisement expenditures of the Chinese media industry are approximately US$74.6 billion. And the advertisement expenditures in newspaper sector are approximately US$9.7 billion.

2009 China Advertisement Expenditures in Media Industry

Sector	US$ in Billion	%
TV	58.1	77.9%
Newspaper	9.7	13.0%
Magazine	1.9	2.5%
Radio	1.5	2.0%
Outdoor	3.4	4.6%
Total	74.6
Source: CTR Market Research Co., Ltd. (“CTR”), a provider of market research, information and consultancy services in China

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

Growth Drivers

Increasing disposable income driven by rapid and sustained economic growth

Based on the historical growth of the media sectors in Japan and the U.S., if the GDP per capita exceeds US$3,000, the spending on culture and entertainment increased substantially as a percentage of income. China’s GDP per capita was US$3,266 in 2008 (Source: National Bureau of Statistics), thus the expenditure on entertainment is expected to increase considerably in the near future.

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

Print Media Newspapers Sector in China

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

Newspaper Pulication Statistics in China
	Average Impressions/Period	Total Impressions	Total Copies
Year	(in million)	(in billion)	(in billion)
2000	17.9	32.9	80.0
2001	18.1	35.1	93.9
2002	18.7	36.8	106.7
2003	19.1	38.3	123.6
2004	19.5	40.2	152.5
2005	19.6	41.3	161.3
2006	19.7	42.5	165.9
2007	20.5	43.8	170.1
2008	21.2	44.3	193.1

Source by China Statistical Yearbook 2009

Growth Drivers for Print Media Newspaper Sector

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

Size and Growth

The following chart illustrates composition of total revenues of China’s print media sector:

Advertising Expenditures in Printing Media (Newspaper) of China 2003-2013E (US$ in billions)

Source by CTR Media Intelligence.

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

First mover as a private aggregator of newspaper operations

China TopReach pioneered the business model to engage full or partial cooperations with newspapers through exclusive contracts and was the first private company to run operations for newspapers in Fujian Province. Furthermore, no other company has successfully executed this business model and established a network as China TopReach did with 10 newspapers across China. China TopReach also obtained right of first refusal to acquire the editorial rights when PRC law permits, which positioned China TopReach strategically to become a full scale print media company.

Proven track record in print media sector

By successfully cooperating with 10 newspapers, the Company has built a solid reputation in the print media sector. As it expands business into new regions, China TopReach carefully selects newspapers with thorough research and gradually increases the range of cooperation it contracts. The newspapers in which the Company is interested are usually the 2 nd or the 3 rd largest by circulation in more economically developed cities and regions. After gaining substantial understanding of attributes of the new markets, the Company will take a further step to engage comprehensive cooperation with the newspapers, including content provision, advertising, printing and distribution consultative service. Additionally, China TopReach assists newspapers in analyzing local competitive landscape and increasing newspaper circulation. Such proven track record helps China TopReach expand into new regions.

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

Extensive yet scalable nationwide network

The Company currently contracts exclusively with 10 newspapers for either comprehensive or partial cooperation across China. The newspapers have a circulation of approximately 1.8 million, while the network reaches 14 cities with an aggregate population of approximately 75 million. China TopReach initiated the business model with newspapers in Fujian Province in 2005, by depositing certain amounts with newspapers to engage in full or partial cooperation except for final editorial right which is restricted by law. The Company has successfully rolled out this model with 10 newspapers and is in discussion with a number of newspapers in different cities and regions. Given the large number and highly fragmented nature of the Chinese newspaper segment, the Company can build up an extensive network with its effective business model.

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

Devoted, seasoned management team

The management team of China TopReach has extensive experience and industry knowledge in the Chinese print media sector. Most executive directors of China TopReach have more than ten years of experience in the print media industry. The management team has also demonstrated the ability to identify growth opportunities and expand into new business areas. China TopReach believes that the experience and knowledge of its management are essential for China TopReach to maintain its leading position and competitiveness.

Strategies of China TopReach

Our business objective is to become a leading media company in China with fast and profitable growth. We plan to enhance our industry reputation as a provider of integrated print media services and expand successfully into new media. Our specific strategies are as follows:

Enhance our current market position as an integrated print media service provider

We have entered into exclusive cooperative contracts with ten newspapers across China, two of which are comprehensive agreements under which we are responsible for full management of the newspapers’ advertising operations as well as content provision, printing and distribution consultation. We seek to grow our market share in the cities in which these newspapers operate by increasing the degree of our cooperation as appropriate considering the relevant local market conditions and competitive landscape, including entering into comprehensive cooperative contracts in respect of the six newspapers with which we currently engage in partial cooperation. To increase our cooperation and related revenues, we plan to build on the long term and stable relationships that we have fostered with these newspapers to expand the services we provide to them. We also intend to make continuous efforts to improve our operations, such as implementing measures to ensure the quality of our advertisements, providing more valuable content relevant to each newspaper’s editorial focus, conducting more research to understand each newspaper’s circulation characteristics and targets, and refining our production processes to achieve higher efficiency.

Further, we seek to demonstrate the value of our integrated print media platform to our advertisers by enhancing our ability to design comprehensive and highly-effective advertising packages. We plan to progressively implement MAITS in all cities where we operate as we believe complete coverage of MAITS will help us in providing in-depth analyses of advertising data to customers aiming to advertise in different locations throughout the PRC. Through these initiatives, we believe we will be able to enhance our reputation and leading position as a provider of integrated print media services with complementary new media service capabilities.

Expand into new geographic markets with our successful business model

Our nationwide print media network currently extends over 14 cities across the PRC. We plan to expand into other economically developed cities and regions in China where consumer spending, demographics or other metrics indicate that our business model is likely to be successful. Our geographical focus will remain on the Bohai Bay, Beibu Bay, Northeast regions as well as the Central and Southeast coastal regions, which enjoy substantial support by the PRC Government to develop into strong economic markets.

For our provision of integrated print media services to newspapers, we plan to evaluate potential newspaper partners that can enhance our current leading position in the PRC while providing an attractive return on investment. Some of the factors that we will consider include the newspaper’s market position, quality of the management, growth opportunities and earning prospects. We plan to continue with our strategy of targeting newspapers that are among the top three by circulation in each city or region as we believe targeting newspapers with a lower market shares than the first ranked newspaper provides us with more opportunity to apply our business model to generate growth, add value in terms of our services and develop a mutually beneficial relationship.

Retain and recruit talented personnel

We plan to continue on focus on retaining and recruiting skilled and experienced personnel for our creative and service teams. We intend to improve incentive schemes that link with the performance reviews of our management and employees as well as provide better advancement opportunities for our key employees. We will continue to invest in education and training programs for our management personnel and operation staff, particularly our creative and service teams. We believe these measures will help us attract and retain talent for our businesses.

Our active, open corporate culture and accelerated pace of growth have attracted international and domestic talent to join us and enrich our management and operation teams. We believe this advantage will continue to attract new talent and be significant for maintaining our service quality superiority, expanding our market position and increasing our profitability in the future.

Grow through forming joint ventures and making acquisitions

In addition to seeking organic growth, we intend to grow by making selective acquisitions and possibly entering into joint ventures with strategic partners. We believe that the industries and markets in which we operate are highly fragmented and offer acquisition opportunities. We plan to selectively acquire niche players whose businesses, products and sales networks are complementary to ours, thereby expanding our service portfolio. Acquisition targets may include local print media companies with quality service teams and strong customer resources. We further intend to target companies that would allow us to expand into related regions and markets that offer high growth potential. Leveraging our successful experience in cooperating with strategic partners, we are actively seeking other partners who can bring value to us by sharing their expertise and brand names.

Business model and services

The core business of China TopReach includes managing advertising space, consulting with newspapers about distribution, printing and providing content to newspapers. As it expands into new regions, China TopReach will continue to carefully select newspapers with thorough research and gradually increase the scope of cooperation it contracts for with each newspaper. Additionally, China TopReach assists newspapers in analyzing the local competitive landscape and increasing newspaper circulation.

The following diagram illustrates the business model of China TopReach:

As of May 31, 2010, China TopReach has entered into exclusive contracts with the following newspapers:

Newspaper	Services	Geographical Distribution	Population coverage
Southeast Express	Advertising, content provision, printing, and distribution consultation and management	Fuzhou and Xiamen, Fujian Province	9.3 million
Lifestyle Express	Advertising, content provision, printing, and distribution consultation and management	Kunming, Yunnan Province	6.2 million
Shenyang Evening	Advertising and production of special editions	Shenyang, Liaoning Province	7.8 million
Modern Life Daily	Advertising and production of special editions	Nanning, Beihai, Qinzhou and Guilin, Guangxi Province	16.7 million
Yan Zhao Metro Newspaper	Classified, small banner and center seam advertising and distribution	Tangshan and Qinhuangdao, Hebei Province	10.2 million
Southeast Business	Education and block classified advertising	Ningbo, Zhejiang Province	5.7 million
Jinhua Daily and	Classified advertising	Jinhua, Zhejiang Province	4.6 million
Jinhua Evening
Dalian Daily	Real estate, decoration, building materials advertising	Dalian, Liaoning	6.1 million
Changjiang Business	Classified and healthcare advertising	Wuhan, Hubei Province	8.6 million

Provide select contents

China TopReach provides select content to newspapers with which China TopReach has full cooperation. As of December 31, 2009, China TopReach had approximately 114 professionals engaged in planning and providing contents to newspapers. These professionals are classified into several groups according to different newspaper categories, including local news, economics, culture and education, and special editions, such as real estate, information technology and automobiles.

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

Advertising

In addition to providing advertising services to its advertisers, China TopReach’s unique advantage over advertising agents is to offer integrated planning for newspapers and advertisers through balancing the newspaper contents with numerous advertisements. Such know how enables China TopReach to attain synergy between advertisers and balanced content to its readers. As of December 31, 2009, China TopReach had total of 417 advertising employees. The advertising team has been further divided into several groups according to the industry classification of its advertisers, such as real estate, healthcare, automobile and consumer products. The content planning and advertising teams work closely to explore advertising opportunities and capture valuable news leads.

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

Newspaper website

The newspaper website ( www.duk.cn ) (“Duk.cn”) is a website developed and maintained by China TopReach to publish electronic newspapers and magazines. The website was created in February 2006. In addition to China TopReach’s print media business, the creation of the website enables China TopReach to reduce costs related to printing and distribution, increase advertising revenues by selling online spaces to advertisers and cross-sell its services in other media sectors. In June 2007, Duk.cn was titled one of the top ten creative websites honored by the Internet Society of China. In 2008, Duk.cn was ranked the 3 rd among websites for electronic newspaper and magazines in China according to IResearch 2007 report. As of December 31, 2009, China TopReach has partnered with 45 newspapers and 503 magazine companies, and has published over 10,000 categories of electronic magazines. By adding more value to China TopReach’s existing businesses, the website also provides online advertisement services, which will be sold to its advertisers in package form when they contracted with them.

In combination with websites managed by newspapers with which China TopReach contracted, Duk.cn provides news on a timely basis to attract attention. Currently, it has a daily click rate of over 300,000 and has approximately 4.5 million registered users. Duk.cn was honored by the National News Publishing Office as “The most popular web 2.0 website in 2006”, “The most potential project in Internet in China” and “The best website for investment”.

Media Advertisement Information Tracking System (“MAITS”)

MAITS is a proprietary web-based system used to track daily media content and advertisement information. MAITS enables us to collect advertising information media targets, conduct data mining, research and provide analytical reports for management decision making. MAITS contains original data of each monitored media for advertisement by industry and major advertiser on newspapers monitored across China, such as the scale, pattern, space, price, content and layout.

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

Sales and Marketing

As of December 31, 2009, China TopReach had a sales and marketing team comprised of 417 employees to serve approximately 4,900 corporate clients. In the workplace, the sales and marketing team closely works with the designing and content providing teams, who conduct initial analysis on advertisers’ specific needs and provide feedbacks. Sequentially, the sales and marketing staff can provide customized solutions to its advertisers. China TopReach strengthens relationships with advertisers by providing tailored advertising design directly and offering attractive and flexible packages to suit their needs. China TopReach leverages a number of factors, including the quality and quantity of the circulation of newspapers with which China TopReach has exclusively contracted and analytical reports generated by the sales and marketing teams and MAITS, to demonstrate the ability to reach target audience effectively.

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

 Employees and Training

China TopReach had 924 employees as of December 31, 2009. The following table sets forth the number of employees by function as of December 31, 2009

	Number of employees	% of Total
Management staff	84	9.1%
Sales and marketing staff	417	45.1%
Content provision staff	114	12.3%
Financial and internal audit staff	98	10.6%
Information technology staff	65	7.0%
Printing staff	71	7.7%
Administrative and other staff	75	8.1%

Total	924

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

Advertisers

China TopReach provides services to advertisers that come from a variety of industries, such as real estate, healthcare, telecommunication, and education. The total numbers of corporate clients China TopReach has served as of December 31, 2007, 2008 and 2009, are listed in the following table:

	2007	2008	2009
Number of Corporate Clients	1,700	4,000	4,900

The major source of advertisers is from direct advertisers, which constituted approximately 88% of total advertisers as of December 31, 2009. The chart below illustrates sources of advertising customers of China TopReach as of December 31, 2009:

By Source of Customers

Furthermore, China TopReach’s corporate advertisers come from diversified industries, including real estate, healthcare, telecommunication, decoration, education and consumable products. The chart below illustrates China TopReach’s corporate advertisers by industry as of December 31, 2009:

By Industry

China TopReach has established stable relationships with key advertisers. The top five advertisers contributed approximately 10.1% of China TopReach’s total revenues during fiscal year ended December 31, 2009.

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

Intellectual Property

China TopReach’s brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish its business platform and services from competitors and contribute to competitive advantages in the newspaper sector in advertising industry. To protect its intellectual property, China TopReach relies on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with its employees, partners, contractors and others. China TopReach has one registered trademark, including its corporate logo, one registered brand and one software copyright. The main website of China TopReach is located at www.chinaTopReach.com.

Facilities

The headquarters of China TopReach is located in Fuzhou City, Fujian Province, China, where China TopReach leases approximately 3,920 square meters of office space. China TopReach has offices and facilities located in numerous cities, such as Beijing, Chongqing, Kunming, Xiamen, Dalian and Wuhan. Its subsidiaries and consolidated affiliated entities lease approximately 5,900 square meters of office space. For the year ended December 31, 2009, its total rental expenses were approximately US$540,000.

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

Overview

China TopReach, previously known as ChinaGrowth before its completed the business combination with Olympia Media Holdings Limited (“OMH”) January 2009, was incorporated on May 3, 2006 as an exempted company for the purpose of affecting a share capital exchange, asset acquisition or other similar business combination with an operating business in any industry. Its objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province south of the Yangtze River, including but not limited to the Jiangsu and Hubei provinces and Chongqing. Its efforts in identifying a prospective target business will not be limited to a particular industry.

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

Founded in 2001, OMH together with its subsidiaries and affiliates is the largest privately owned print media and advertisement company in China. As of December 31, 2009, OMH has entered into exclusive contracts with 10 newspapers that allow it to engage in full or partial co-operation with newspapers, except for final editorial rights which are prohibited by Chinese law. Currently, the total average daily circulation of the contracted newspapers amounts to 3 million in over 17 cities covering about 76 million people. These media resources provide advertisers with an efficient way to reach affluent readers in the fast growing local consumer markets. In 2008, OMH launched a website (www.duk.cn), a leading online aggregator and publisher of newspapers and magazines from multiple online and offline sources.

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

China TopReach Inc, as an exempted company incorporated in the Cayman Islands, and OMH, our wholly-owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI.  Our wholly owned subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profits tax on their activities conducted in Hong Kong. Currently these subsidiaries have no substantial operation and revenue.\

We conduct business through our subsidiaries and our variable interest entities in the PRC are subject to income tax rate of 25% since 2008. However, our several subsidiaries were granted some tax exemptions, reductions and preferential treatments which reduced our effective tax rate. Our revenue derived from printing business is subject to value added tax at a rate of 17%. Value added tax is deduction of revenue. Our advertising revenue is subject to business tax at a rate of 5%.

Earning Per Share

The Company calculates earnings per share in accordance with ASC260, Earnings per Share. Basic earning per share is calculated by dividing net earnings available to common stockholders by the weighted-average common shares outstanding. Diluted earning per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of shares issuable under the Company's warrants issued.

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

RESULTS OF OPERATIONS

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

Total revenues increased by 21.5% from US$56.2 million for the year ended December 31, 2008 to US$68.3 million for the year ended December 31, 2009, primarily as a result of increased advertising sales. In 2009, we significantly expanded our relationship with Modern Life Daily, our newspaper partner in Nanning, and our revenues from advertising sales in that newspaper increased substantially. The substantial increase in our advertising revenue was attributable to an increase in spending by existing clients in the fast-growing local consumer markets and an increase in new advertising customers. In addition, we benefited generally from China’s resumption of strong economic growth in 2009 after the 2008 financial crisis, which stimulated advertisers’ incentives to expand print media and internet advertising in order to promote their products and services in various local markets.

Cost of sales

Our cost of sales increased by 0.2% from US$36.3 million for the year ended December 31, 2008 to US$36.4 million for the year ended December 31, 2009. Overall, the rate of increase in our cost of sales was much lower than the rate of increase in our revenues, primarily because the print media fees we paid to our newspaper partners did not increase in proportion to the increase in revenues we generated from advertising sales. This is because we purchase advertising space in significant quantities and a large portion of the annual print media fees that we pay to our newspaper partners under the comprehensive cooperation contracts for advertising space is fixed on an annual basis and therefore not subject to fluctuations during the year. Further, as we do not pay any print media fees in connection with our sale of online advertising, the increase in our sales of online advertising did not significantly increase our cost of sales.

Gross profit and gross profit margin

Gross profit increased by approximately 60.3% from US$19.9 million for the year ended December 31, 2008 to US$31.9 million for the year ended December 31, 2009. Our gross profit margin increased from 35.4% in 2008 to 46.7% in 2009. These changes resulted from an increase in our advertising sales revenue without a corresponding increase in print media fees, as a large portion of the annual print media fees are fixed on an annual basis and therefore not subject to fluctuations during the year.

General and administrative expenses

Our general and administrative expenses increased by 22.6% from US$4.4 million for the year ended December 31, 2008 to US$5.4 million for the year ended December 31, 2009, mainly because of one-time listing expense of US$0.5 million and a increase in lease charges in relation to our newly leased office headquarters.

Selling and marketing expenses

Our selling and marketing expenses increased by 37.5% from US$2.4 million for the year ended December 31, 2008 to US$3.3 million for the year ended December 31, 2009, mainly because of an increase in salaries paid to our sales team. The increase was in line with our increase in revenue, as we pay our sales personnel commissions based on sales volume. In addition, we hired additional sales personnel. Our selling and marketing expenses as a percentage of gross revenue increased slightly from 4.3% in 2008 to 4.8% in 2009.

Share-based payment to financial advisors

This one-time cost was related to acquisition of OMH when we issued 335,972 ordinary shares to financial advisors valued at $7.9 per share which was then prevailing share price.

Profit before income taxes

As a result of the foregoing factors, we recorded profit before income taxes of US$21.1 million in the year ended December 31, 2009 compared to US$13.1 million in the year ended December 31, 2008, representing an increase of 60.2%.

Income tax expense

Income tax expense increased by 111.5% from US$1.7 million for the year ended December 31, 2008 to US$3.6 million for the year ended December 31, 2009, as a result of the significant increase in our income before tax.

Net income

As a result of the foregoing factors, our profit for the year increased by 51.5% from US$11.5 million for the year ended December 31, 2008 to US$17.4 million for the year ended December 31, 2009.

Selected Balance Sheet Data at December 31, 2009 and December 31, 2008:

Cash increased 295% during the period primarily due to US$5.9 million operating cash inflow (compared to US$5.1 million negative operating cash outflow for the year ended 31 December 2008). Accounts receivable increased 28% as a result of increase in revenue. Total current liabilities increased by 4% primarily as a result of the increase in advances from customers in line with the revenue increase.

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

Cost of Revenue

Total costs increased by US$21.8 million compared with 2007 primarily due to higher media costs (US$20.9 million). OMH pays the media costs to newspapers for exclusive rights to operate contracted newspapers. The media costs are paid monthly pursuant to contractual obligations between OMH and newspapers based on advertising and publishing revenue. Increases in cost and revenues are all due to additional business activities. As the media costs do not grow in line with advertising revenue, the gross margin ratio decreased from 36.7% in 2007 to 35.4% in 2008.

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

Net Income

As a result of the foregoing factors, OMH had a net income of US$11.5 million in 2008, compared with US$4.3 million in 2007, representing an increase of 162%.

Liquidity and Capital Resources

The Company’s principal sources of liquidity have been cash generated from its operating activities. As of December 31, 2008 and December 31, 2009, it had US$1.6 million and US$6.2 million in cash, respectively. Its cash is mainly used to fund our daily operations and pay deposits to newspapers for exclusive rights to operate contracted newspapers. We expect that more cash is needed to fund its expansion of business, especially to fund deposits to newspapers which will allow it to compete in more cities.

Operating Activities

Net cash generated from operating activities amounted to US$5.9 million in the year ended December 31, 2009, primarily attributable to net income of US$17.4 million and US$2.7 million non-cash share-based payment to financial advisors, offset by increases in trade receivables of US$4.7 million as a result of an increase in advertising revenue, and increases in prepaid expense of US$9.9 million as a result of an increase in advances paid to our newspaper partners in line with the increase in our advertising revenue.

Net cash used in from operating activities amounted to US$5.7 million in 2008, primarily attributable to (1) net income of US$11.5 million, (2) an increase of US$12.7 million in accounts receivable as a result of the increase in advertising revenue, particularly sales in the fourth quarter for which payment had not been received as of December 31, 2008, which negatively affected operating cash flow, (3) a decrease of US$1.3 million in inventory primarily driven by management’s continuous efforts to lower cash usage in newsprint, and (4) an increase of US$1.1 million in income tax payable primarily as a result of net income growth, particularly net income generated in the third quarter for which relevant tax had not been paid as of December 31, 2008.

Net cash used in from operating activities amounted to US$5.9 million in 2007, primarily attributable to (1) net income of US$4.3 million, (2) a decrease of US$3.1 million in inventory primarily driven by management efforts to lower cash usage in newsprint at the end of 2007, and (3) an increase of US$3.4 million in accounts receivable as a result of the increase in advertising revenue, particularly sales in the fourth quarter for which payment had not been received by the end of 2007, which negatively affected operating cash flow.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2009 was US$1.8 million primarily for US$1.1 million deposits paid in connection with leasehold improvement and US$0.3 million purchases of property, plant and equipment.

Net cash used in investing activities in 2008 was US$1.3 million, resulting primarily from the US$0.8 million in payments for website development and software purchase.

 Net cash used in investing activities in 2007 was US$2.4 million, resulting primarily from US$2.7 million payment to vendors for printing machinery.

Financing Activities

Net cash generated from financing activities amounted to US$0.6 million in the year ended December 31, 2009, primarily attributable to net new borrowings from banks of US$1.2 million and proceeds from , while offset by the net repayment of loans from related parties and shareholders of US$1.0 million.

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

Capital Expenditures

We incurred capital expenditures of US$1.8 million, US$1.4 million, US$2.6 million for the three years ended December 31, 2009, 2008 and 2007 respectively. Our historical capital expenditures are mainly for purchase of printing machinery and office equipments.

CONTRACTUAL OBLIGATION AND COMMITTMENT

The following states the contractual obligations as of December 31, 2009:

	Payment Due by December 31
(in $ million)	Total	2010	2011-2014	Thereafter
Operating Lease Obligations	2.6	0.5	1.3	0.8

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

QUANTITITATE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Inflation

Inflation in China has not materially impacted the results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5%, 4.8%, 5.9% and (0.7%) in 2006, 2007, 2008 and 2009, respectively.

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

Recent Accounting Pronouncements

In August 2009, the FASB issued Accounting Standards Updates (“ASU”) No. 2009-05 (“ASU 2009-05”), Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. ASU 2009-05 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted.

In September 2009, the FASB issued ASU No. 2009-12 (“ASU 2009-12”), Fair Value Measurements and Disclosures (Topic 820) — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 — Financial Services — Investment Companies, as of the reporting entity’s measurement date. It also requires new disclosures, by major category of investments, about the attributes includes of investments within the scope of this amendment to the ASC. The provisions of ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. Early application is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.

In December 2009, the FASB issued ASU No. 2009-16 (“ASU 2009-16”), Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the Accounting Standards Codification (“ASC”), issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted.

In December 2009, the FASB issued ASU No. 2009-17 (“ASU 2009-17”), Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements. The ASU amends ASC 820 (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Peifeng Hong	44	Director, Chairman of Board
Zhi Chen	45	Executive Director, Chief Executive Officer
Tiezhu Zhang	37	Director and Chief Financial Officer
Min Chen	41	Director
Toshihiro Nakamura	37	Director
Michael W. Zhang	42	Director
Jingfeng Wang	40	Director

Mr. Peifeng Hong is the Executive Chairman of the board.  Mr. Hong co-founded Beijing Hong Hing To Culture Dissemination Company Limited and Olympia Media Holdings Ltd. in 2000, in which he has served as the Chairman of these two companies since then.  Since 1991, Mr. Hong founded and served as Chairman in several enterprises, including Xiamen Yuanhong Group, Xiamen Yuanhong Real Estate Development Ltd. and Xiamen Yuantong Group, across multiple industries such as mining and real estate development.  From 1985 to 1990, Mr. Hong worked in Normal College of Jimei University.  Mr. Hong graduated from Jimei University in 1985. Mr. Hong was elected twice as the Vice Chairman of China International Chamber of Commerce in Fujian Province.

Mr. Zhi Chen has acted as director and Chief Executive Officer since 2002. In the past years, he led the company to become the leading privately owned print media and adverting operation in China. Mr. Chen is one of the pioneers in providing content to print media and take advertising operation of state-owned newspapers in Fujian province. From 1982 to 2001, he served in various foreign investment tax and domestic collection and administration, and human resource positions, finally as the human resource director in tax authorities in Fujian province. Mr. Chen graduated in finance from Central Broadcast and Television University in 1988, and received his MBA course education in management from Xiamen University in 2001. Mr. Chen is a qualified accountant and registered tax consultant.

Mr. Tiezhu Zhang has acted as director and Chief Financial Officer since October 2009. He is experienced in auditing, private investment and financial management.  He was Principal at Chum Capital since February 2006 to September 2009 where he is responsible for principal investment and corporate advisory transactions. From February 2002 to January 2006, he was a Senior Manager with PricewaterhouseCoopers, responsible for and specializing in the Telecommunication, Information, Media and Entertainment industries. Prior to joining PricewaterhouseCoopers, he was an Investment Director at TechFoster Technology Ventures, a venture capital firm focusing on Technology industry in Greater China. From July 1994 to August 2000, he took various positions, such as manager and associate, with Deloitte Touché Tohmatsu. Mr. Zhang received a bachelor degree from Shanghai University of Science and Technology.  Mr. Zhang speaks Mandarin and English. Mr. Zhang holds a Chinese Certified Public Accountant qualification and a Chinese Attorney qualification.

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

Mr. Michael W. Zhang was the Chief Executive Officer, Secretary and a director of the board of ChinaGrowth South Acquisition Corporation from May 2006 to January 2009 before it acquired Olympia Media Holdings Ltd. He remains as a director on the board of China TopReach Inc. Mr. Zhang was also the Chief Financial Officer, Secretary and a director of the board of ChinaGrowth North Acquisition Corporation from May 2006 to January 2009 before ChinaGrowth North Acquisition Corporation acquired UIB Group Limited. Mr. Zhang has been a principal of Chum Capital Group since February 2007, a merchant banking firm that invests in emerging growth Chinese companies and advises state-owned and privately owned Chinese companies in issuing equity and debt securities in international capital markets, and a principal of Global Vestor Capital Partners since November 2005. Prior to joining Global Vestor Capital Partners, Mr. Zhang was an Investment Professional with Avera Global Partners from July 2004 to March 2005, where he screened and analyzed public equity in global markets. From June 2001 to June 2002, Mr. Zhang was an investment manager for a wealthy family affiliated with Pacific Investment Corporation where he sourced and evaluated target businesses in China. Between September 1999 and March 2001, Mr. Zhang was co-founder and CEO of IQBay Technology Inc., an e-commerce service provider based in Shanghai. From July 1996 to August 1999, Mr. Zhang was an investment banker with Deutsche Bank Securities. Prior to joining Deutsche Bank, Mr. Zhang was a foreign trade manager with United Textile Corporation in Shanghai from July 1990 to July 1991. Mr. Zhang received a Masters degree in Business Administration from Yale University, a Bachelor of Science in Finance from Indiana University in Bloomington and an Associate degree from the College of International Business, Shanghai University.

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

Appointment of Director

The Board is pleased to announce that Mrs. Min Chen has been appointed as Independent Non-Executive Directors of the Company with effect from May 2009.

B.	Compensation

The following sets forth summary information concerning the compensation paid by China TopReach to Zhi Chen during the last three fiscal years.

Annual Compensation

Name	Year	Salary($)
Zhi Chen*	2009	264,706
	2008	258,621
	2007	237,448

*Zhi Chen’s salary was RMB 1,800,000 each year for 2007, 2008 and 2009 and the change in salary in the table above reflects changes in the exchange rate between the RMB and US dollar. The average exchange rate for one US dollar was RMB 7.58, 6.96 and 6.8 for 2007, 2008 and 2009 respectively.

C.	Board Practices

Director Independence

The board of directors currently includes three independent directors and four non-independent directors. The three independent directors are Min Chen, Michael W. Zhang and Jingfeng Wang. The four non-independent directors are Peifeng Hong, Zhi Chen, Zhang Tiezhu and Toshihiro Nakamura.

Audit Committee Financial Expert

The Company does not have an audit committee and therefore has not designated an audit committee financial expert

Independent Auditors’ Fees

UHY Vocation HK CPA Limited acts as China TopReach’s independent registered public accounting firm.

Audit Fees

China TopReach paid its independent registered public accounting firms approximately US$115,000 for the fiscal year ended December 31, 2009, US$160,000 for the fiscal year ended December 31, 2008, US$160,000 for the fiscal year ended December 31, 2007 for the services they performed in connection with the audit of China TopReach’s annual financial statements, the review of the interim financial statements and the initial public offering.

The breakdown are as follows:

	For theYear Ended December 31
	2009		2008		2007
Audit Fees – JHC			$		$50,000
Audit Fees – UHY		$115,000		$140,000	$100,000
Audit – Related Fee – JHC			$		10,000
Audit – Related Fee – UHY	$			20,000

Audit-Related Fees

During 2007, China TopReach paid J.H. Cohn LLP, its former accountant, US$10,000 for the professional services related to the filing of our registration statement with the SEC.

Tax Fees

During 2007, China TopReach did not make any payments for tax services.

All Other Fees

During 2007, there were no fees billed for products and services provided by the independent registered public accounting firm to China TopReach other than those set forth above.

Audit Committee Pre-approval Policies and Procedures

In accordance with Section 10A(i) of the Securities Exchange Act of 1934, before the Company engages its independent registered  public accounting firm.  to render audit or permitted non-audit services, the engagement will be approved by the Board.

Code of Conduct

In anticipation of being listed on the Nasdaq Global Market, China TopReach has adopted a formal code of ethics statement.

Director Compensation

China TopReach intends to pay its non-employee directors a yearly retainer of US$25,000 as well as reimburse their expenses incurred in attending meetings after the consummation of the business combination between China TopReach and OMH in January 2009. China TopReach’s directors do not currently receive any cash compensation for their service as members of the board of directors and have not received any cash compensation for their service as members of the board of directors since February 2009. During 2008 no director of ChinaGrowth received any compensation.

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 30, 2010 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

	Amount and	Approximate
	Nature of	Percentage
Name and Address of	Beneficial	of Outstanding
Beneficial Owner (1)	Ownership (7)	Common Stock
Peifeng Hong (2)	1,540,395	9.2%
Zhi Chen (3)	3,885,266	23.3%
Tiezhu Zhang	*	*
Toshihiro Nakamura (4)	*	*
Michael W. Zhang (5)	*	*
Jingfeng Wang	*	*
Min Chen	*	*
Index Asia Pacific Limited	2,801,241	16.8%
Dragon Soar Limited (7)	1,778,212	10.7%
China Science & Kingwing (HK) Investment Management Limited	1,431,004	8.6%

*	Less than 3%
(1)	The business address of each of the individuals is 6th Floor, San Shan Tower, No. 59 Dongjie Street, Fuzhou City, China
(2)
Includes 1,540,395 common shares owned by Blazing Sun Holdings Ltd, a British Virgin Islands company. Peiying Qiang is the wife of our chairman, and is the sole director and sole owner of Blazing Sun Holdings Ltd.

(3)	Includes 3,885,266 common shares owned by Topbig International Development Ltd, a British Virgin Islands company. Mr. Chen is the sole director and sole owner of Topbig International Development Ltd.
(4)	Mr. Nakmura is the CEO of Index Asia Pacific Limited.
(5)	Mr. Zhang was the chief executive officer, secretary and a director of our Company before its business combination with OMH.
(6)	Keep Profit International Capital Limited is owned by Yu Shiquan, Li Gang and Xu Kaining, the management members of us.
(7)	Dragon Soar Limited is a 100% subsidiary owned by China TopReach, the shares are to be cancelled.

B.	Related Party Transactions

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

The holders of the majority of the 1,125,000 founders shares, together with the holders of the founding director warrants, will be entitled to require us, on up to two occasions, to register these shares and the 900,000 founding director warrants and the 900,000 ordinary shares underlying the founding director warrants, pursuant to a registration rights agreement filed as an exhibit to our Form F-1. The holders of the majority of these founders shares and the founding director warrants may elect to exercise these registration rights at any time after the date on which these ordinary shares and founding director warrants are released from escrow. In addition, these shareholders and the holders of the founding director warrants have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow or the founding director warrants become exercisable, as the case may be. We will bear the expenses incurred in connection with the filing of any such registration statements.

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

We reimbursed our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations (including possible payments to unaffiliated third parties for their performance of due diligence). There was no limit on the amount of accountable out-of-pocket expenses reimbursable by us, which was reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged. Accountable out-of-pocket expenses incurred by our officers and directors were not be repaid out of proceeds held in trust until these proceeds were released to us upon the completion of the business combination, provided there were sufficient funds available for reimbursement after such consummation. From May 3, 2006 through January 27, 2009, the total amount of business expenses incurred by ChinaGrowth’s officers and directors and reimbursed by ChinaGrowth was approximately US$541,039.

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

ShiFang was established in December 2009 and was initially 100% owned by China TopReach. In February 2010, China TopReach Inc.’s subsidiary, ShiFang Holding Limited (“ ShiFang ”) has completed a US$35 million private placement of its common shares (the “ Private Placement ”).  Four well known institutional investors (the “ Investors ”), CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd, Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited, acquired an aggregate 27.16% equity interest in ShiFang in the Private Placement.  ShiFang plans to use the proceeds from the Private Placement to continue to develop relationships with additional metro newspapers in China and to fund its working capital needs.

There were several conditions precedent to the closing of the Private Placement, including the release of certain escrowed shares and a revision to the above described earn-out arrangements.  Under the terms of the OMH Acquisition, 2.0 million shares of China TopReach (“ Escrowed Shares ”) issued to OMH Shareholders were put in escrow pending the achievement of a 2008 and a 2009 profits target by China TopReach, and 9.5 million additional China TopReach shares (“ Earn-out Shares ”) were to be issued to OMH Shareholders upon the achievement of 2009, 2010, 2011 and 2012 profits targets by China TopReach.  The profit targets were based on US$38 million working capital to be received by OHM pursuant to the OMH Acquisition.  However, as a large number of China TopReach shareholders elected to opt for redemption of China TopReach shares in connection with the OMH Acquisition, the proceeds of the US$38 million working capital were primarily used for redeeming China TopReach shares and were not available for the development of OMH’s business.  As a result of the shortfall in working capital available to OMH, and due to the additional risk assumed by certain shareholders in providing guarantees and pledges of their equity interests, China TopReach issued the Escrowed Shares and also released 5.5 million shares of the 9.5 million Earn-out Shares to Topbig (3,309,813 shares), Blazing Sun (1,530,712 shares) and Keep Profit (659,475 shares).  In addition, China TopReach agreed to adjust the calculation of net profits used to determine whether the earn out targets under the earn out arrangement are achieved by excluding certain items incurred in connection with equity financing projects undertaken by China TopReach or any of its subsidiaries since the effective date of the OMH Acquisition.  The remaining 4.0 million Earn-out Shares are still subject to the achievement of the profit targets based on the following schedule:

Fiscal year	Profit Target	Earn out Shares
2009	RMB136 million (approximately US$20 million)	1,000,000

2010	RMB197.2 million (approximately US$29 million)	1,000,000

2011	RMB278.8 million (approximately US$41 million)	1,000,000

2012	RMB394.4 million (approximately US$58 million)	1,000,000

The Board of Directors of the Company has passed resolution in a board meeting held on April 23, 2010 to issue the year 2009 and 2010 Earn-out shares of 2,000,000 to the other OMH shareholders who did not provide additional collateral during the Private Placement. The issue of the remaining 2,000,000 Earn-out Shares to the other OMH Shareholders who did not provide additional collateral during the Private Placement are unaffected by the above arrangement and are still subject to the achievement of the profit targets year 2011 and year 2012 based on the following schedule: Year Ending December 31,

Fiscal year	Profit Target	Earn out Shares

2011	RMB278.8 million (approximately US$41 million)	1,000,000

2012	RMB394.4 million (approximately US$58 million)	1,000,000

On June 23, 2010, the company and other signing parties further amended SPA again to ratify and approve the above relevant arrangements.

Loan from shareholders and officers

Fujian JinDi Mining Co., Ltd., one company owned by Mr. Zhi Chen, made a loan with interest rate of 5.58% to OMH on December 30, 2006, which was used to fund OMH’s general working capital needs.  The loan has no fixed terms of repayment. As of December 31, 2009, the outstanding balance payable to Fujian Jin Di Mining Co., Ltd. was approximately $5,314,844.

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

See Item 4.A “Information on the Company - History and Development of the Company - The Business Combination”

ITEM 9. THE OFFER AND LISTING

A.      Offer and Listing Details

The following table sets forth the high and low closing prices of the our units, ordinary shares and warrants on the over-the-counter bulletin board for the periods indicated since such securities commenced public trading.  The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions:

	Common Stock		Warrants		Units
	Low	High	Low	High	Low	High

Most Recent Six Months

December 2009	4.00	4.90	0.15	0.35	4.00	4.00

January 2010	3.00	4.90	0.33	0.35	4.00	4.00

Feburary 2010	1.80	3.00	0.30	0.35	4.00	4.00

March 2010	1.85	2.25	0.30	0.30	4.00	4.00

April 2010	2.15	5.50	0.24	0.78	2.80	4.00

May 2010	3.16	5.50	0.36	0.53	2.80	2.80

Most Recent Quarters

Second Quarter 2008	7.47	7.72	0.65	1.25	8.10	9.09

Third Quarter 2008	7.50	7.71	0.11	0.90	7.57	8.40

Fourth Quarter 2008	7.28	7.82	0.01	0.15	7.05	7.60

First Quarter 2009	7.00	8.00	0.03	0.55	5.00	7.50

Second Quarter 2009	2.50	7.00	0.10	0.20	1.00	5.00

Third Quarter 2009	5.00	5.00	0.06	0.24	4.00	4.00

Fourth Quarter 2009	4.00	5.00	0.12	0.35	4.00	4.00

First Quarter 2010	1.80	4.90	0.30	0.35	4.00	4.00

Second Quarter 2010	2.15	5.50	0.24	0.78	2.80	4.00

Most Recent Fiscal Years

Fiscal 2008	7.28	7.82	0.01	1.25	5.00	9.09

Fiscal 2009	2.50	8.00	0.03	0.55	1.00	7.50

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

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ordinary shares or warrants unless:

•
the gain is effectively connected with your conduct of a trade or business in the United States or the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

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

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Zhi Chen, Chief Executive Officer, China TopReach Inc., 6th Floor,  San Shan Tower, No. 59 Dongjie Street, Fuzhou City, China.

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

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of December 31, 2009, would decrease net income before provision for income taxes by approximately $0.006 million for the fiscal year ended December 31, 2009. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

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

Because substantially all of our earnings and cash assets are denominated in RMB, but our reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.8 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2009.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2009, the end of the period covered by the annual report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2009 at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure

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

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2009, the company’s internal control over financial reporting is effective based on those criteria.

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

There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a code of ethics.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

From May 3, 2006 to December 31, 2006 and for the year ended December 31, 2007, ChinaGrowth’s independent accountant was J.H. Cohn LLP (“JHC”) and for the year ended December 31, 2009, 2008, and 2007 OMH’s independent accountant was UHY Vocation HK CPA Limited (“UHY”). On October 20, 2008, we engaged UHY as our principal accountant and dismissed JHC from that role after the business combination in January 2009. During such period, there were no disagreements with JHC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. The auditors’ report of ChinaGrowth on the balance sheet as of December 31, 2007, and the related statements of operations, changes in stockholders equity and cash flows for the period from May 3, 2006 (inception) to December 31, 2007 did not contain any adverse opinion or disclaimer of opinion, nor were any qualified or modified as to uncertainty, audit scope, or accounting principles.

The aggregate fees billed for the last three fiscal years for professional services rendered by auditors are as follows:

	For theYear Ended December 31
	2009	2008	2007

Audit Fees – JHC	$–	$–	$50,000
Audit Fees – UHY	$115,000	$140,000	$100,000
Audit – Related Fee – JHC	$–	$–	$10,000
Audit – Related Fee – UHY	$–	$20,000	$–

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

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements for China TopReach are filed as part of this annual report.

Page
Number
Reports of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations and Other Comprehensive Income	F-3
Consolidated Statement of Changes in Shareholders’ Equity	F-4
Consolidated Statements of Cash Flows	F-5
Notes to Consolidated Financial Statements	F-6 - F-28

CHINA TOPREACH INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

C O N T E N T S

PAGE

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM	F-1

CONSOLIDATED BALANCE SHEETS	F-2

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER
COMPREHENSIVE INCOME	F-3

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY	F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS	F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-6 - F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA TOPREACH INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of China Topreach Inc. (the “Company”) and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and other comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2009, 2008 and 2007.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Topreach Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA Limited
Certified Public Accountants

HONG KONG, June 30, 2010
(THE PEOPLE'S REPUBLIC OF CHINA)

CHINA TOPREACH INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Stated in US Dollars)

	December 31, 2009	December 31, 2008 (A)

ASSETS

Current assets
Cash and cash equivalents	$6,223,937	$1,575,868
Trade receivables, net	21,638,970	16,884,379
Other receivables	4,522,349	3,709,577
Prepaid expenses	11,207,014	1,330,754
Due from related parties	209,862	-
Inventories	578,335	287,909
Deposits to newspapers	4,837,926	-
Total current assets	49,218,393	23,788,487

Non-current assets
Property, plant and equipment, net	5,049,410	5,160,262
Prepayments for leasehold improvement	1,104,576	-
Deposits to newspapers	18,165,331	24,096,370
Deferred costs	3,761	126,450
Deferred offering costs	187,926	521,713
Intangible assets, net	545,817	746,242
Total assets	$74,275,214	$54,439,524

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	6,511,437	5,325,202
Trade payables	803,765	3,833,745
Income tax payable	4,162,051	1,667,432
Advances from customers	3,244,790	974,908
Accrued expenses and other payables	8,673,735	9,215,470
Due to related parties	5,315,608	3,621,908
Due to shareholders	3,000,890	5,690,195
Due to non-controlling interests	504,593	590,879
Total current liabilities	32,216,869	30,919,739

Shareholders’ equity
Preferred shares - $0.001 par value, 3,000,000 shares authorized; no shares issued and outstanding at December 31, 2009	-	-
Ordinary shares - $0.001 par value, 60,000,000 shares authorized; 16,391,059 and 14,959,000 shares issued and outstanding at December 31, 2009 and 2008, respectively	8,892	7,459
Additional paid-in capital	9,041,666	8,142,919
Statutory reserve	2,723,217	1,295,773
Retained earnings	28,782,243	12,771,704
Non-controlling interests	82,567	67,613
Accumulated other comprehensive income	1,419,760	1,234,317
Total shareholders' equity	42,058,345	23,519,785

Total liabilities and shareholders' equity	$74,275,214	$54,439,524

(A)	Represents the consolidated balance sheets of Olympia Media Holdings Limited, the Accounting Acquirer.

See notes to consolidated financial statements

CHINA TOPREACH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND OTHER COMPREHENSIVE INCOME
(Stated in US Dollars)

	For The Year Ended
	December 31, 2009	December 31, 2008 (A)	December 31, 2007 (A)

Revenue	$68,289,488	$56,215,975	$23,033,275

Cost of revenue	(36,413,753)	(36,335,645)	(14,575,382)

Gross Profit	31,875,735	19,880,330	8,457,893

Operating Expenses
Sales and marketing expenses	(3,298,462)	(2,398,030)	(994,303)
General and administrative expenses	(5,424,957)	(4,424,954)	(2,230,380)
Share-based payment to financial advisors	(2,654,179)	-	-

Total operating expenses	(11,377,598)	(6,822,984)	(3,224,683)

Operating Income	20,498,137	13,057,346	5,233,210

Interest income	170,541	21,349	39,659
Interest expense	(644,421)	(444,546)	(496,957)
Other Income	1,028,932	505,988	205,974

Income before income tax and non-controlling interests	21,053,189	13,140,137	4,981,886

Income tax	(3,611,619)	(1,707,597)	(622,230)

Income before non-controlling interests	17,441,570	11,432,540	4,359,656

Non-controlling interests	(3,587)	78,328	(75,051)

Net Income	17,437,983	11,510,868	4,284,605

Other comprehensive income
- Effects of foreign currency translation adjustment	185,443	500,547	535,528

Comprehensive income	$17,623,426	$12,011,415	$4,820,133

Net income attributable to common shareholders	$17,437,983	$11,510,868	$4,284,605

Weighted average number of shares outstanding - basic#	16,285,126	14,959,000	14,959,000

- diluted#	17,750,665	16,209,638	15,997,999

Net income per share – basic	$1.07	$0.77	$0.29

– diluted	$0.98	$0.71	$0.27
# A total of 7,500,000 shares issued in 2010 (see note 27b) has been included in the computation of the basic and diluted EPS to retroactively reflect the effect of the change in capital structure.
(A)	Represents the consolidated statement of operations and other comprehensive income of Olympia Media Holdings Limited, the Accounting Acquirer.

See notes to consolidated financial statements

CHINA TOPREACH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in US Dollars)

	Ordinary shares
	Number of Shares	Amount	Additional Paid-in Capital	Statutory reserve	Retained Earnings	Non- controlling interests	Accumulated Other Comprehensive Income	Total

Balance at 1 January, 2007	7,459,000	$7,459	$5,710,264	$111,195	$415,499	$-	$198,242	$6,442,659

Earnout shares issued to OMH shareholders in 2010	7,500,000	-	-	-	-	-	-	-

Net income of OMH	-	-	-	-	4,284,605	-	-	4,284,605

Dividends paid	-	-	-	-	(2,254,690)	-	-	(2,254,690)

OMH’s shareholders’ additional contribution	-	-	1,621,644	-	-	-	-	1,621,644

Appropriation to statutory reserve	-	-	-	278,843	(278,843)	-	-	-

Foreign currency translation adjustment of OMH	-	-	-	-	-	-	535,528	535,528

Balance at December 31, 2007	14,959,000	$7,459	$7,331,908	$390,038	$2,166,571	$-	$733,770	$10,629,746

Net income	-	-	-	-	11,510,868	67,613	-	11,578,481

Capital contribution	-	-	811,011	-	-	-	-	811,011

Appropriation to statutory reserve	-	-	-	905,735	(905,735)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	500,547	500,547

Balance at December 31, 2008	14,959,000	$7,459	$8,142,919	$1,295,773	$12,771,704	$67,613	$1,234,317	$23,519,785

Share effectively issued to former shareholders of Topreach as part of the recapitalization	1,096,087	1,097	(1,755,096)	-	-	-	-	(1,753,999)

Issuance of ordinary shares to financial advisor at closing, fair value $7.9 per share	335,972	336	2,653,843	-		-	-	2,654,179

Net income for the year ended December 31, 2009	-	-	-	-	17,437,983	3,587	-	17,441,570

Appropriation to statutory reserve	-	-	-	1,427,444	(1,427,444)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	11,367	185,443	196,810

Balance at December 31, 2009	16,391,059	$8,892	$9,041,666	$2,723,217	$28,782,243	$82,567	$1,419,760	$42,058,345

See notes to consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US Dollars)

	For The Year Ended
	December 31, 2009	December 31, 2008 (A)	December 31, 2007 (A)

Cash flows from operating activities:
Net income	$17,437,983	$11,510,868	$4,284,605

Adjustments to reconcile net income to net cash provided by /(used in) operating activities:
Depreciation	840,636	$736,464	493,893
Amortization	134,384	25,026	11,356
Non-controlling interest	5,683	(78,328)	75,051
Share-based payment to financial advisors	2,654,179	-	-
Changes in assets and liabilities:
Trade receivables	(4,712,609)	(12,739,197)	(3,359,137)
Inventories	(289,710)	1,344,106	3,101,168
Prepaid expenses	(9,872,952)	1,213,422	(1,779,501)
Other receivables	(803,549)	(2,996,907)	77,821
Deposits to newspapers	1,153,026	(6,843,571)	(8,885,582)
Deferred costs	123,004	-	-
Trade payables	(3,039,512)	129,542	(2,381,789)
Income tax payable	2,490,473	1,058,430	517,332
Advances from customers	2,267,458	384,390	265,515
Accrued expenses and other payables	(564,647)	1,046,292	1,717,011
Payment of listing and offering expenses incurred	(1,910,953)	(521,713)	-
Net cash provided by/(used in) operating activities	5,912,894	(5,731,176)	(5,862,257)

Cash flows from investing activities
Purchase of property, plant and equipment	(326,512)	(572,139)	(2,675,563)
Deposits paid in connection with leasehold improvement	(1,104,576)	-	-
Expenditures for intangible assets	(115,999)	(843,383)	52,265
Due from related parties	(209,862)	79,106	188,852
Net cash used in investing activities	(1,756,949)	(1,336,416)	(2,434,446)

Cash flows from financing activities:
Capital contribution	-	811,011	1,621,644
Proceeds from reverse merger	491,234	-	-
Proceeds from short-term borrowings	9,436,611	3,043,308	(660,223)
Repayment of short-term borrowings	(8,263,617)	-	-
Dividends paid	-	-	(2,254,690)
(Repayment to)/proceeds from third parties	-	(3,999,042)	6,385,787
Proceeds from related parties	1,684,943	1,518,983	1,363,283
(Repayment to)/proceeds from shareholders	(2,703,701)	5,741,282	(1,389,001)
(Repayment to)/proceeds non-controlling interests	(87,755)	(231,826)	726,917
Net cash (used in)/provided by financing activities	557,715	6,883,716	5,793,717

Effect of foreign currency conversion on cash	(65,591)	500,547	648,747

Net increase/(decrease) in cash and cash equivalents	4,648,069	316,671	(1,854,239)

Cash and equivalents, beginning	1,575,868	1,259,197	3,113,436

Cash and equivalents, ending	$6,223,937	$1,575,868	$1,259,197

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest paid	$645,208	$405,405	$546,630
Income tax paid	$1,179,083	$575,437	$137,827
Issuance of 335,972 ordinary shares to financial advisor	$2,654,179	$-	$-

(A) Represents the consolidated statement of cash flows of Olympia Media Holdings Limited, the Accounting Acquirer.

See notes to consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

1	ORGANIZATION AND BUSINESS OPERATIONS

The consolidated financial statements include the financial statements of the Company, its subsidiaries and variable interest entities (“VIE”). The Company, its subsidiaries and VIE are collectively referred to as the “Group”.  The Group is engaged in publishing and advertising activities in the Peoples' Republic of China ("PRC" or “China”).

Reverse acquisition
The Company was incorporated in the Cayman Islands on May 3, 2006 as a blank check company for the purpose of effecting a recapitalization, stock exchange, asset acquisition, reorganization or other similar business combination or contractual arrangements with one or more operating businesses.

The Company entered into a Share Purchase Agreement (the “SPA”) dated December 16, 2008 to acquire Olympia Media Holdings Limited, a British Virgin Islands company (“OMH”). OMH was a leading privately owned aggregator and operator of print media businesses in China. OMH has direct ownership in 2 wholly-owned subsidiaries.  Through ownership of the subsidiaries, OMH also consolidates 100% of 13 other entities, and has a majority interest in another 4 entities.  Through the VIE structure, OMH also consolidates 3 wholly-owned subsidiaries and a 51%-interest in a subsidiary. On January 13, 2009, the SPA was further amended.  Following the completion of the transaction described below, OMH became a wholly owned subsidiary of the Company.

On January 27, 2009, the Company acquired all of the issued and outstanding common stock of OMH. For accounting purposes, the acquisition has been treated as a recapitalization. The consolidated financial statements prepared following the recapitalization are issued under the name of the Company (the accounting acquiree), which is also known as the legal parent, but as a continuation of the financial statements they are those of OMH (the accounting acquirer), with one required adjustment to retroactively adjust OMH’s legal capital to reflect that of the Company. The historical financial statements presented herein prior to the recapitalization are those of OMH as if the acquisition had occurred at the beginning of the earliest period presented.

Pursuant to the terms of the SPA and its amendment, the Company acquired all of OMH’s shares of common stock issued and outstanding, for a consideration of US$6 million in cash and by the issuance of 6,259,000 ordinary shares, of which, 2,000,000 shares are held in an escrow account pending the achievement by the profit targets of 2008 and 2009.  Subsequent to the board meeting on October 10, 2009, the Company issued 1,200,000 ordinary shares to the former shareholders of OMH as settlement for consideration of US$6 million in cash. Such shares have been retroactively accounted for as part of the reverse acquisition and have been reflected as issued at the beginning of the earliest period presented. Additionally, the Company waived the profit target and released the escrow shares to OMH shareholders.

 Earn-out share arrangement
Under the terms of an original SPA, on an all-or-none basis, if, on a consolidated basis, the Group achieves or exceeds the net income for the fiscal years ending December 31, 2009, 2010, 2011 and 2012, 9,500,000 additional ordinary shares of the Company, as detailed below shall be issued:

	Achieved Net Income (Note a)	Additional Ordinary Shares Issuable (amounts do not accumulate)
2009	RMB 136,000,000 (Approximately US$20 million)	2,000,000
2010	RMB 197,200,000 (Approximately US$29 million)	2,500,000
2011	RMB 278,800,000 (Approximately US$41 million)	2,500,000
2012	RMB 394,400,000 (Approximately US$58 million)	2,500,000
 Note a: US$ dollar amounts were calculated using the exchange rate of RMB6.8/US$1.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

1	ORGANIZATION AND BUSINESS OPERATIONS (Continued)

On February 12, 2010, China TopReach Inc.’s subsidiary, ShiFang Holding Limited (“ShiFang”) has completed a US$35 million equity private placement (the “Private Placement”).  Four well-known institutional investors (the “Investors”), namely, CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd, Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited, acquired an aggregate 27.16% equity interest in ShiFang in the Private Placement.  Prior to the closing of the Private Placement, China TopReach transferred its equity ownership of OMH to ShiFang.

ShiFang was initially established December, 2009 as a wholly owned subsidiary of China TopReach to serve as the holding company of the operating companies of China TopReach group.  ShiFang plans to use the proceeds from the Private Placement to continue to develop relationships with additional metro newspapers in the PRC and to fund its working capital needs.

China TopReach and certain shareholders provided certain guarantees and agreements to the Investors in order to secure the performance of the obligations of ShiFang under the Private Placement. Pursuant to the Board Resolutions of the Company as compensation for the collateral and guarantees provided to facilitate the Private Placement and the surrender by them of all rights or entitlement to any Earn-out Shares, the Buyer allotted and issued an aggregate of 5,500,000 TopReach’s ordinary Shares as follows: to TopBig 3,309,813 shares, to Blazing Sun 1,530,712 shares and to Keep Profit 659,475 shares. Totally 5,500,000 shares were issued to for compensation the additional risk assumed by three shareholders in providing collateral to facilitate the consummation of the Private Placement.  Other shareholders of the Company that did not provide personal guarantee and collateral during the Private Placement were to be issued the remaining 4,000,000 shares which are still subject to the achievement of the profit targets based on the following revised schedule:

	Achieved Net Income	Additional Ordinary Shares Issuable (amounts do not accumulate)
2009	RMB 136,000,000 (Approximately US$20 million)	1,000,000 (Note b)
2010	RMB 197,200,000 (Approximately US$29 million)	1,000,000 (Note b)
2011	RMB 278,800,000 (Approximately US$41 million)	1,000,000
2012	RMB 394,400,000 (Approximately US$58 million)	1,000,000
Note b:
According to a resolution passed in a board meeting held on April 23, 2010, 2,000,000 earn-out shares were to be issued to other OMH shareholders regardless of whether the profit targets are achieved (see note 27).

In addition, to eliminate any statement of operations effect upon the profit targets resulted from the Private Placement, the Company agreed to grant a special concession in the calculation of net income used to determine whether the profit targets are achieved, by excluding all expenses resulting from any fund-raising exercises carried out by the Group since the effective date of the recapitalization.

On June 23, 2010, the company and other signing parties further amended SPA again to ratify and approve the above relevant arrangements.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2	ACCOUNTING HIERARCHY

On September 30, 2009, the Company adopted changes issued by the Financial Accounting Standards Board (“FASB”) to the authoritative hierarchy of GAAP.  These changes establish the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions (“FSP”), or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates (“ASUs”).  ASUs will not be authoritative in their own right as they will only serve to update the ASC.  These changes and the ASC itself do not change GAAP.  Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company’s consolidated financial statements.

3	VARIABLE INTEREST ENTITIES

Fujian Shifang Communication Co. Ltd. ("SF"), a subsidiary of OMH, entered into contractual agreements with Beijing Hong Hing To Culture Dissemination Company Limited (“BJHXT”).

Based on the contractual arrangements, SF provides consulting services to BJHXT and is entitled to (1) receive a substantial portion of the economic benefits from BJHXT; (2) exercises effective control over BJHXT, and (3) has an exclusive option to purchase all or part of the equity interests in BJHXT when and to the extent permitted by the PRC laws. Accordingly, by virtue of the contractual arrangements, SF is the primary beneficiary of BJHXT as defined by ASC 810 “Consolidation of Variable Interest Entities”. Therefore, the Company consolidates BJHXT and its subsidiaries as VIE.

BJHXT has 3 wholly owned subsidiaries and a 51%-owned subsidiary.

The liabilities recognized as a result of consolidating the VIE do not represent additional claims on our general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating the VIE do not represent additional assets that could be used to satisfy claims against our general assets.  Reflected in the December 31, 2009 and 2008 balance sheets are consolidated VIE assets of $6,434,304 and $4,094,464, respectively, which are comprised mainly of cash, inventory and property and equipment. VIE liabilities mainly consist of short term bank loans and payables for working capital.

4	BASIS OF CONSOLIDATION

The accompanying consolidated financial statements are presented in U.S. dollars, the Company’s functional currency, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Recapitalization
Prior to shares exchanged on January 27, 2009, OMH, was a non-reporting privately held company.  The post-recapitalization Company is accounted for using accounting principles applicable to recapitalization with OMH being treated as the accounting parent (acquirer) and the Company, the legal parent, being treated as the accounting acquiree.

In the recapitalization, all accounting history becomes that of the accounting acquirer OMH, therefore all historical information prior to the acquisition is that of OMH.  The shares issued to the shareholders of the Company have been stated retroactively.  The recapitalization adjustment reflects all the shares held by OMH prior to the acquisition.

The consolidated financial statements after the recapitalization includes all accounts of the Company, its subsidiaries and VIE.  All material inter-company balances and transactions have been eliminated.

Net income is reduced by the portion attributable to non-controlling interests.  The non-controlling interests are disclosed separately in the consolidated statements of operations and other comprehensive income and in the consolidated balance sheets.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

4	BASIS OF CONSOLIDATION (Continued)

As of December 31, 2009, the consolidating subsidiaries and VIEs are as follows:

Name of Company	Principal activities	Place of incorporation	Attributable equity interest %

Directly owned
Olympia Media Holdings Limited (“OMH”)	Investment holding	British Virgin Islands	100%

Indirectly owned
Beijing BaiChuan DuKe Science & Technology Co., Ltd,	Provision of technology promotion and consultancy services	Beijing, People’s Republic of China	100%
Beijing HanDing Advertisement Co., Ltd.	Provision of full- line advertising services	Beijing, People’s Republic of China	100%
Beijing HongXinTu Culture Communication Co., Ltd.	Provision of publishing services	Beijing, People’s Republic of China	100%
Chongqing ShiFang Culture Communication Co., Ltd.	Provision of full- line advertising services	Chongqing, People’s Republic of China	100%
Dalian ShiFang Media Co., Ltd.	Provision of advertising services	Dalian, People’s Republic of China	100%
Dongkuai (Fuzhou) Investment Consultancy Services Co., Ltd.	Provision of investment consultancy services	Fuzhou, People’s Republic of China	100%
Fujian ShiFang Culture Communication Co., Ltd.	Provision of full-line advertising agency services	Fuzhou, People’s Republic of China	100%
Fujian ZhiYuan Media Co., Ltd.	Provision of technology consultancy services	Fuzhou, People’s Republic of China	100%
Fuzhou AoHai Advertisement Co., Ltd.	Provision of advertising, investment and internet services	Fuzhou, People’s Republic of China	100%
Fuzhou DongKuai Media Co., Ltd.	Provision of full-line advertising agency services	Fuzhou, People’s Republic of China	100%
Fuzhou HanDing Network Science & Technology Co., Ltd.	Provision of technology consultancy services	Fuzhou, People’s Republic of China	100%
Fuzhou HongXinTu Printing Co., Ltd.	Provision of printing services	Fuzhou, People’s Republic of China	100%
Gloria Fair Limited	Provision of advertising, investment and internet services	Hong Kong	100%
Hong Hing To Publishing Limited	Provision of publishing and advertising services	British Virgin Islands	100%
Kunming AoHai Advertising Co.,Ltd.	Provision of full-line advertising services	Kunming, People’s Republic of China	100%

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

4	BASIS OF CONSOLIDATION (Continued)

Name of Company	Principal activities	Place of incorporation	Attributable equity interest %

Indirectly owned
Kunming HongLianXin Printing Co.,Ltd.	Provision of publishing and printing services	Kunming, People’s Republic of China	100%
Liaoning AoHai TianYi Media Advertisement Co., Ltd.	Provision of full-line advertising services	Shenyang, People’s Republic of China	100%
Shenyang ZhuQin ShiFang Media Development Co., Ltd.	Provision of full-line advertising services	Shenyang, People’s Republic of China	51%
Shifang YaQi Culture Communication (Xiamen) Co. Ltd.	Provision of full-line advertising services	Xiamen, People’s Republic of China	100%
Tianjin ShiFang Advertisement Media Co., Ltd.	Provision of full-line advertising services	Tianjin, People’s Republic of China	100%
Xiamen DuKe Information Science & Technology Co., Ltd.	Provision of technology promotion and consultancy services	Xiamen, People’s Republic of China	100%
ZhiYuan Fuzhou Culture Communication Co. Ltd	Provision of full-line advertising services	Fuzhou, People’s Republic of China	100%
ZhiYuan (Xiamen) Culture Communication Co. Ltd	Provision of full-line advertising services	Xiamen, People’s Republic of China	100%

5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks and other financial institutions.

(b)	Trade receivables
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
Financial instruments of the Group that potentially expose to concentrations of credit risk consist principally of trade and other receivables.  The Group has not experienced losses on these accounts and management believes the Group is not exposed to significant risks on such accounts.

(e)	Use of estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Use of estimates (continued)
Significant items that are subject to such estimates and assumptions include the valuation of the allowances for trade and other receivables, the recoverability of the carrying amount and the estimated useful lives of long-lived assets and intangible assets, inventories, deposits to newspapers and other contingencies.

(f)	Foreign currency translation
The Company uses USD as the functional and recording currency. The functional currency of the subsidiary and VIEs is RMB. Translation adjustments are reported as other comprehensive income in the statement of operations and accumulated as other comprehensive income in equity section of balance sheets.  Financial information is translated into U.S. Dollars at prevailing or current rates respectively, except for revenues and expenses which are translated at average current rates during the reporting periods.

The accompanying consolidated financial statements are presented in USD.    Capital accounts of the financial statements are translated into USD from RMB at their historical exchange rates when the capital transactions occurred.  Assets and liabilities are translated at the exchange rates as of balance sheet date.  Income and expenditures are translated at the average exchange rate of the reporting periods.

	2009	2008	2007

Year ended December 31:
USD exchange rate to RMB	6.8372	6.8542	7.3141
Average period:
USD exchange rate to RMB	6.8409	6.9623	7.6172

(g)	Property, plant, and equipment, net
Property, plant, and equipment are stated at cost less accumulated depreciation.  Depreciation expense is recognized using the straight line method over the estimated useful lives of the assets as follows:

Years
Leasehold improvement	5
Buildings	40
Machinery and equipment	5-10
Office equipments and furniture	5
Motor vehicles	5-10

Expenditures for repairs and maintenance are charged to operations as incurred.

(h)	Deposits to Newspapers
Per agreements between the Group and PRC local newspapers (“Newspapers”), the Group is required to make deposits to obtain advertising operational rights from these the contracted Newspapers.  Such deposits are interest free, and refundable at termination of the contracts or on request under mutual consent. Deposits paid for contracts expiring in one year or less are classified as short term. Long term deposits are for contracts over one year

(i)	Deferred costs
Deferred costs represent the amounts paid for installation of electric wiring costs and decoration costs for property.  Costs are amortized over 5 years.

(j)	Deferred offering costs
Deferred offering costs consisted principally of legal, professional and registration fees incurred that were related to the Public Offering.  Such costs were ultimately charged against the gross proceeds received from the Public Offering and financing.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Intangible assets
The Group capitalized certain internal use software and website development costs. Such costs are carried at cost less accumulated amortization.  Intangible assets are amortized using the straight-line method over the estimated economic life of the intangible assets.

The intangible assets are subject to impairment test on an annual basis and are being amortized over five to ten years.

(l)	Impairment of long-lived assets
Long-lived assets, including property, plant, and equipment, and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

No impairment was recognized as of December 31, 2009 and 2008.

(m)	Revenue recognition
The Group generates revenue primarily from advertising to end customers and printing service and publishing consulting services provided to the Newspapers. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured. Revenue from advertising contracts, net of rebates, is generally recognized over the period in which the advertisement is displayed. Revenue from printing, net of value-added tax, is recognized when the service is provided.

In addition, the Group received grants from PRC government.  A government subsidy is recognized when there is a reasonable assurance that the Group has complied with the conditions attached to it and that the grant will be received. The government grant is currently included in Other Income in the consolidated statement of operations.  The Group received $284,372, $186,027 and $40,067 for the years 2009, 2008 and 2007, respectively.

(n)	Statutory Reserves
Pursuant to the applicable laws in PRC, PRC entities are required to make appropriations to three non-distributable reserve funds, the statutory surplus reserve, statutory public welfare fund, and discretionary surplus reserve, based on after-tax net earnings as determined in accordance with the PRC GAAP, after offsetting any prior years’ losses. Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net earnings until the reserve is equal to 50% of the entity's registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax net earnings. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Beginning from January 1, 2006, enterprise has no further requirements to make the appropriation to the statutory public welfare fund. The Group does not make appropriations to the discretionary surplus reserve fund.

The Group contributed $1,427,444, $905,735 and $278,843 to the statutory surplus reserve fund in 2009, 2008 and 2007 respectively. Statutory reserves consist of the followings:

Total Statutory Reserves

Balance on January 1, 2007	$111,195
Contribution in 2007	278,843
Balance on December 31, 2007	$390,038
Contribution in 2008	905,735
Balance on December 31, 2008	$1,295,773
Contribution in 2009	1,427,444
Balance on December 31, 2009	$2,723,217

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Income taxes
The Group uses the asset and liability approach of accounting for income taxes pursuant to ASC 740 “Income Taxes”.  Under this approach, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards.

Deferred tax assets are reduced by a valuation allowance to the extent that management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the period/years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. The interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(p)	Pension and employee benefits
Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.   Management believes full time employees who have passed the probation period are entitled to such benefits.

(q)	Fair Value Measurements
ASC 820 “Fair Value Measurements and Disclosures” defines the fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —
 Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Stock-Based Compensation
The Company awards stock options and other equity-based instruments to its employees, directors and consultants. (collectively “share-based payments”).  Compensation cost related to such awards is measured based on the fair value of the instrument on the grant date and is recognized on a straight-line basis over the requisite service period, which generally equals the vesting period.  All of the Company’s stock-based compensation is based on grants of equity instruments and no liability awards have been granted.

(s)	Commitments and Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group, or unasserted claims that may result in such proceedings, the Group’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Group’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they arise from guarantees, in which case the guarantees would be disclosed.

(t)	Non-controlling interest in consolidated financial statements
ASC 810 requires us to classify non-controlling interests in a subsidiary as part of consolidated net income and to include the accumulated amount of non-controlling interests as part of total equity.  The net profit amounts we have previously reported are now presented as “Net profit attributable to shareholders”.  The calculation of earnings per share continues to be based on income amounts attributable only to shareholders.  Similarly, in our presentation of total equity, we distinguish between equity amounts attributable to shareholders and amounts attributable to the non-controlling interests (previously classified as minority interest outside of shareholders’ equity).

(u)	Research and Development Costs
Research and development costs relating to the development of new processes, including significant improvements and refinements to existing software, are expensed when incurred.   The major components of these research and development costs include experimental materials, salaries and overhead costs.  In accordance to the FASB’s accounting standards for research and development costs, the Group expenses the costs associated with the research and development activities when incurred.  In 2009, the research and development costs amounted to $ 341,847 recorded in administrative expenses. There was no research and development costs in 2008 and 2007.

(v)	Advertising Costs
The Group expenses advertising costs as incurred. There were no material advertising expenses during the periods presented.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)	Comprehensive income
Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated statements of changes in equity and comprehensive income, consisted of cumulative foreign currency translation adjustment in each of the years ended December 31, 2009, 2008 and 2007.

(x)	Recent Accounting Pronouncements
In August 2009, the FASB issued Accounting Standards Updates (“ASU”) No. 2009-05 (“ASU 2009-05”), Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. ASU 2009-05 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted.

In September 2009, the FASB issued ASU No. 2009-12 (“ASU 2009-12”), Fair Value Measurements and Disclosures (Topic 820) — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures—Overall, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 — Financial Services — Investment Companies, as of the reporting entity’s measurement date. It also requires new disclosures, by major category of investments, about the attributes includes of investments within the scope of this amendment to the ASC. The provisions of ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. Early application is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)	Recent Accounting Pronouncements (Continued)

In December 2009, the FASB issued ASU No. 2009-16 (“ASU 2009-16”), Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the Accounting Standards Codification (“ASC”), issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted.

In December 2009, the FASB issued ASU No. 2009-17 (“ASU 2009-17”), Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements. The ASU amends ASC 820 (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

6	EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of shares of common stocks outstanding during the period. Diluted earnings per share is computed on the basis of weighted average number of shares of common stocks plus the effect of dilutive potential common shares outstanding during the period. The components of basic and diluted earnings per share are as follows:

	For The Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007

Net income attributable to common shareholders	$17,437,983	$11,510,868	$4,284,605

Basic weighted average outstanding shares of common shares	16,285,126	14,959,000	14,959,000
Dilutive effect of warrants	1,465,539	1,250,638	1,038,999
Dilutive weighted average outstanding shares	17,750,665	16,209,638	15,997,999

Earnings per share#
Basic	$1.07	$0.77	$0.29

Diluted	$0.98	$0.71	$0.27

During the reporting period, certain purchases options granted to the underwriters were not included in the computation of diluted earnings per shares because they were anti-dilutive.

# A total of 7,500,000 shares issued in 2010 (see note 27b) has been included in the computation of the basicand diluted EPS to retroactively reflect the effect of the change in capital structure.

7	TRADE RECEIVABLES, NET

Trade receivables consist of the following:

	December 31, 2009	December 31, 2008

Trade receivables	$21,638,970	$16,884,379
Less: Allowance for doubtful accounts	-	-
Trade receivables, net	$21,638,970	$16,884,379

No provision for uncollectible amount has been provided as of December 31, 2009 and 2008.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

8	OTHER RECEIVABLES

Other receivables consist of the following:

	December 31, 2009	December 31, 2008

Utility deposit	$658	$204,280
Rental deposit	80,418	-
Advances to employees (a)	332,664	331,686
VAT tax refund	-	188,960
Rental receivables	-	54,299
Advances to third parties (b)	3,258,571	2,594,503
Others	850,038	335,849
	$4,522,349	$3,709,577

(a)	Advances to employees are unsecured, interest free and repayable on demand.

(b)	Advances to third parties are prepayments to newspaper for advertisements which will be utilized in future advertising orders. The amounts are non-interest bearing.

9	DUE FROM RELATED PARTIES

	December 31,	December 31,
	2009	2008

Chen Zhi (a)	$59,360	$-
Chen Ziquan (b)	16,934	-
Xu Kaining (c)	1,023	-
Xiamen Yuan Liu Culture Communication Co., Limited (d)	15,266	-
Fuzhou YaQi Art Creative Co., Limited (d)	82,358	-
Toshihiro Nakamura (e)	3,399	-
Zheng Shouling (f)	31,522	-
	$209,862	$-

The amounts due from related parties are unsecured, interest free and repayable on demand.

(a)	Chen Zhi is the beneficial owner of Topbig International Development Limited, a shareholder of the Company.

(b)	Chen Ziquan is the beneficial owner of Adoration Management Limited, a shareholder of the Company.

(c)	Xu Kaining is the beneficial owner of Keep Profit International Capital Limited, a shareholder of the Company.

(d)	Xu Kaining is a shareholder of this related party.

(e)	Toshihiro Nakamura is a director of the Company.

(f)	Zheng Shouling is the wife of Chen Zhi.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

10	INVENTORIES

Inventories consist of the following:

	December 31, 2009	December 31, 2008

Ink	$133,320	$137,021
Newsprint	391,070	150,888
Others	53,945	-
	$578,335	$287,909

11	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31, 2009	December 31, 2008

Leasehold improvement	$74,462	$75,366
Buildings	425,855	385,932
Machinery and equipments	5,415,007	5,058,848
Office equipments and furniture	740,826	618,508
Motor vehicles	886,820	674,532
Total	7,542,970	6,813,186
Less: Accumulated depreciation	(2,493,560)	(1,652,924)
	$5,049,410	$5,160,262

Management determined that there were no impairment provisions necessary at December 31, 2009 and 2008.  Depreciation expenses for the years ended December 31, 2009, 2008 and 2007 amounted to $840,636, $736,464 and $493,893 respectively.

As of December 31, 2009 and 2008, machineries and equipments with an aggregate net book value of $3,587,861 and $3,506,280 were pledged as collateral for short term borrowings from banks.

12	DEPOSITS TO NEWSPAPERS

Deposits to Newspapers represent cash paid to contracted newspapers as deposits for advertising operation rights.  The deposits are interest free and refundable at termination of contracts or on request under mutual consent.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

13	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31, 2009	December 31, 2008

Computer software	$216,752	$222,346
Website development cost	509,234	569,681
Total	725,986	792,027

Less:
Accumulated amortization	(180,169)	(45,785)
	$545,817	$746,242

Amortization for the year ended December 31, 2009, 2008 and 2007 amounted to $134,384, $25,026 and $11,356 respectively.

Management determined that there was no impairment charge necessary for the year ended December 31, 2009.  Computer software is amortized over 5 to 10 years.  Website development cost is amortized over 10 years.

14	SHORT TERM BORROWINGS

Short term borrowings consist of the following:

	December 31, 2009	December 31, 2008

China Merchants Bank (a)	$5,119,054	$2,917,919
Huaxia Bank (b)	585,035	1,458,959
Shenzhen Development Bank (c)	807,348	948,324
	$6,511,437	$5,325,202

These loans were due within one year and were used to finance daily operations.

(a)	Interests were charged at 110% of PRC prime rate. Loans are guaranteed by Chen Zhi, a related party, a subsidiary and an unrelated company and are secured by the machinery of another subsidiary.

(b)	Interest charged on unpaid outstanding principal balances at rates ranged from 6.903% to 8.217%. Loans are guaranteed by an unrelated company and are secured by the inventories of a subsidiary.

(c)	Interest was charged at 110% of PRC prime rate. Loans are guaranteed by a subsidiary and an unrelated company and are secured by the machinery and inventories of another subsidiary

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

15	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31, 2009	December 31, 2008

Accrued utility expenses and other liabilities	$190,901	$112,356
Accrued salaries and welfare	1,405,850	1,798,330
Value added tax and other taxes payable	3,633,798	2,245,996
Other payables
- Amount due to staff	83,566	659,283
- Deposits received (a)	1,329,428	1,084,462
- Advances from third parties (b)	1,981,718	3,282,171
- Others	48,474	32,872
	$8,673,735	$9,215,470

(a)
Deposits received from customers to guarantee advertising volume. Such deposits are interest free and refundable upon termination of the advertising contracts. Deposits will be retained only if the desired volume is not reached at the termination of the contract. Contract period is usually one year or less.

(b)
Advances from unrelated third parties were used to fund daily operations and were due within one year. Out of the total advances, only balances of $489,453 and $465,804, as of December 31, 2009 and 2008, respectively, was subject to interest charged at a rate of 5.58%. Accrued interest for the year ended December 31, 2009, 2008 and 2007 amounted to $22,479, $18,727 and $30,353 respectively.

16	DUE TO RELATED PARTIES

Due to related parties consists of the following:

	December 31,	December 31,
	2009	2008

Chen Zhi (a)	$-	$100,052
Chen Ziquan (b)	-	12,464
Fujian ShiFang Digital Technology Co. Ltd. (c)	765	44,679
Fujian JinDi Mining Co., Ltd. (d)	5,314,843	1,975,361
Fuzhou Development Zone Xuanye Industrial Trading Co. Ltd (e)	-	291,467
Shenzhen TianXun Information Technology Co. Ltd. (f)	-	1,197,885
	$5,315,608	$3,621,908

(a)	Chen Zhi is the beneficial owner of Topbig International Development Limited, a shareholder of the Company.

(b)	Chen Ziquan is the beneficial owner of Adoration Management Limited, a shareholder of the Company.

(c)
Chen Zhi is the beneficial owner of Fujian ShiFang Digital Technology Co. Ltd..  Out of the total outstanding balance, USD Nil and USD 43,916, for the year ended December 31, 2009 and 2008, respectively, was subject to interest charged at a rate of 5.58%.

(d)	Chen Zhi is the beneficial owner of Fujian JinDi Mining Co., Ltd. The advance was used to fund the Group’s general working capital needs.

(e)	Chen Zhi is the beneficial owner of Fuzhou Development Zone Xuanye Industrial Trading Co. Ltd.

(f)	Shenzhen TianXun Information Technology Co. Ltd. is a wholly-owned subsidiary of Index Asia Pacific Limited

Amounts due to related parties are unsecured, interest free and payable on demand except for (c).

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

17	DUE TO SHAREHOLDERS

Due to shareholders consists of the following:
	December 31,	December 31,
	2009	2008

Aotian Holding Ltd.	$-	$107,205
China Science & Kingwin International Investment Limited	2,925,174	-
Topbig International Development Ltd.	75,716	5,582,990
	$3,000,890	$5,690,195

The borrowings are unsecured and they are used to finance daily operations.  All of the above balances were unsecured, non-interests bearing and repayable on demand.

18	DUE TO NON-CONTROLLING INTERESTS

Due to non-controlling interests consists of the following:
	December 31,	December 31,
	2009	2008

Zhu Shengnan (minority shareholder)	$296,905	$296,169
Qin Guojun (minority shareholder)	207,688	294,710
	$504,593	$590,879

Amounts due to non-controlling interests are unsecured, interest free and payable on demand.

19	RELATED PARTY TRANSACTIONS

	Year Ended December 31,
	2009	2008	2007

Revenue from related companies:
Companies controlled by a close family member of a director	$232,426	$198,210	$-
Company controlled by a member of key management of the Group	428,452	191,747	9,846
Company controlled by the Chief Executive Officer of the Company	305,077	-	-
	$965,955	$389,957	$9,846

Except for the above sales to related companies, the Group had no other significant related party transactions.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

20	SHAREHOLDERS’ EQUITY

Preferred shares
The Company increased its authorized preferred shares from 1,000,000 to 3,000,000 in January 2009 with such designations and other voting rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2009 and 2008, no shares are issued and outstanding.

Ordinary shares
The Company increased its authorized ordinary shares from 20,000,000 to 60,000,000 in January 2009. 8,891,059 shares and 6,138,500 shares were issued and outstanding at December 31, 2009 and 2008.

During the year ended December 31, 2009, the Company undertook the following transactions:

(i)
The Company prior to the date of recapitalization, re-purchased 1,972,896 ordinary shares, at par value of $0.001 per share, directly from a limited number of shareholders, for prices ranging from $8.09 to $8.25. The transactions are separate, privately negotiated and executed prior to the recapitalization with a total cash outlay of $16,108,189. A total of 7,500,000 shares issued in 2010 (see note 27b) has been included in the computation of basic and diluted EPS to retroactively reflect the effect of the change in capital nature. Thus the number of shares shown in the balance sheet as of December 31, 2009 and 2008 are 16,391,059 and 14,959,000 respectively.

(ii)
The Company issued 6,259,000 ordinary shares with a par value of $0.001 per share to OMH shareholders on January 27, 2009.  2,000,000 ordinary shares held in escrow were later released upon the achievement of earning target.

(iii)	Former shareholders of the Company forfeited 200,000 ordinary shares held by them upon consummation of the acquisition on January 27, 2009.

(iv)	The Company repurchased 2,052,075 from OMH for $8.05 per share on January 27, 2009 with a consideration of $16,519,204.

(v)	The Company issued 335,972 ordinary shares with a par value of $0.001 per share to financial advisor which were valued at $2,704,575.

(vi)	817,442 shares issued to public shareholders were redeemed with a total cash outlay of $6,582,813 where shareholders exercised their cash redemption rights.

(vii)	The Company issued 1,200,000 ordinary shares in connection with settlement of purchase price obligation which were valued at $6,000,000.

Warrants
On January 29, 2007, the Company completed the Public Offering with a sale of 5,013,500 units (including 513,500 units that were subject to the underwriters’ over-allotment option which were exercised on February 9, 2007) at a price of $8 per unit. Each unit consists of one ordinary share of the Company, at $0.001 par value, and one warrant. Each warrant entitles the shareholder to purchase from the Company one ordinary share at an exercise price of $6 commencing on the later of (a) the completion of a Business Combination with a target business, or (b) January 23, 2008. The warrants expire on January 23, 2011. The Company may redeem the warrants (including any warrants issued upon exercise of the unit purchase option) at a price of $0.01 per warrant at any time after the warrants become exercisable to the extent the last sales price of the Company’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period.

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

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

20	SHAREHOLDERS’ EQUITY (Continued)

Warrants (Continued)
Number of warrants balance outstanding is as follows:

	Number of warrants
	December	December	Exercise	Contractual	Expiration
Series of warrants	31, 2009	31, 2008	price	term	Date
Warrants	5,013,500	5,013,500	$6	4 years	January 23, 2011
Founding Director Warrants	900,000	900,000
	5,913,500	5,913,500

Purchase option
On January 29, 2007, the Company sold to the underwriters for $100, an option to purchase up to a total of 315,000 units as compensation for their services. The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering. In lieu of paying the exercise price of $10 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The unit purchase option expires on January 23, 2011 and is exercisable at $10 per unit commencing on the later of (a) the completion of a Business Combination with a target business, or (b) January 23, 2008.

The Company valued the stock options by the Black Scholes model with the following assumptions:

Number of Options Issued	Expected Term	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Grant Date Fair Value
315,000	5	48.3%	0%	5.093%	$958,671

21	PENSION AND EMPLOYEE BENEFITS

Full time employees of the Company’s PRC subsidiary participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. Costs for pension and employee benefits for the years ended December 31, 2009, 2008 and 2007 were $608,222, $360,649 and $163,305, respectively.

22	OTHER INCOME/(EXPENSES)

	2009	2008	2007

Other income, net	$1,028,932	$505,988	$205,974

The amount represented the following:

Supplementary income	252,063	78,057	39,275
Other operating income	880,210	538,791	171,822
Other operating expenses	(103,341)	(110,860)	(5,123)
	$1,028,932	$505,988	$205,974

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

23	NON-CONTROLLING INTEREST

Non-controlling interests on the consolidated statement of income and comprehensive income of  $3,587, $78,328 and $75,051 for the year ended December 31, 2009, 2008 and 2007 respectively.  It represents the minority shareholders’ proportionate share of the net income of Shenyang ZhuQin ShiFang Media Development Co., Ltd.

24	SEGMENT REPORTING

Management considers the Group to have one business segment, consisting of the Publishing and Advertising Business.  The information presented in the consolidated statement of operations reflects the revenues and costs associated with this business segment that management uses to make operating decisions and assess performance.  Also, it reviewed by the executive directors that are used to make strategic decisions.

The Board assesses the performance of the Publishing and Advertising Businesses from both geographic and product perspectives. Geographically, management considers the Group’s Publishing and Advertising Businesses are primarily operated in the PRC. The Businesses derive their revenue, which are subject to common risk and returns, all the Businesses activities are included in a single reportable segment in accordance with ASC 280 “Segment Reporting”.  No segment information is presented.

25	INCOME TAXES

Cayman Islands
China Topreach, being incorporated in the Cayman Islands as an exempted company, is not subject to any income tax in the Cayman Islands.

Hong Kong
Hong Kong profits tax has been provided at the rate of 17.5%, 16.5% and 16.5% on the estimated assessable profit for the years ended 31 December 2007, 2008, and 2009, respectively.  In June 2008, the Hong Kong government enacted a change in the profits tax rate from 17.5% to 16.5% commencing from the fiscal year 2008/2009. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

People’s Republic of China
During the year ended December 31, 2007, PRC taxation has been provided on the profits of the companies now comprising the Group operating in the PRC and subject to Enterprise Income Tax (“EIT”) at a rate of 33%, unless preferential rates are applicable.

Effective from 1 January 2008, the companies now comprising the Group are subject to the corporate income tax in accordance with the new China Income Tax (“CIT”) Law as approved by the National People’s Congress on March 16, 2007.  According to the new CIT Law and the relevant regulations, the new enterprise income tax rate applicable to the subsidiaries now comprising of the Group is 25% unless preferential rates are applicable in the cities where the subsidiaries are located.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

25	INCOME TAXES (Continued)

People’s Republic of China (Continued)
Prior to the effective date of the New Tax Law, each of Kunming HongLianXin Printing Co., Ltd., Fuzhou HongXianTu Printing Co., Ltd., Shifang YaQi Culture Communication (Xiamen) Co., Ltd., Shenyang ZhuQin ShiFang Media Development Co., Ltd., Chongqing ShiFang Communication Co., Ltd. and Dalian ShiFang Media Co., Ltd was entitled to preferential enterprise income tax rates or treatments. Kunming HongLianXin Printing Co., Ltd. was entitled to a three-year tax exemption period with a follow-on two year 50% tax reduction commencing from January 1, 2006. Fuzhou HongXinTu Printing Co., Ltd was entitled to a two-year tax exemption period with a follow-on three-year 50% tax reduction commencing from January 1, 2007. Shifang YaQi Culture Communication (Xiamen) Co., Ltd. was entitled to a preferential enterprise income tax rate of 15% in 2007. Each of Shenyang ZhuQin ShiFang Media Development Co., Ltd and Chongqing ShiFang Culture Communication Co., Ltd. was exempted from enterprise income tax in 2007. Under the New Tax Law, Xiamen DuKe Information Science & Technology Co., Ltd. is entitled to a two-year tax exemption period with a follow-on 50% tax reduction commencing from January 1, 2008. Kunming HongLianXin Printing Co., Ltd. will continue to enjoy its three-year tax exemption period with a follow-on two-year 50% tax reduction through 2011. Fuzhou HongXinTu Printing Co., Ltd. will continue to enjoy its two-year tax exemption period with a follow-on three-year 50% tax reduction through 2012.

All of the Group’s income is generated in the PRC.  The Group’s income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof.

A reconciliation of the income tax expense is as follows:-

	For The Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007

Income before tax	$23,707,368	$13,140,137	$4,981,886
Expected tax (2009 and 2008: 25%, 2007: 33%)	5,926,842	3,285,034	1,644,022
Tax effect of expenses not deductable for tax purposes	112,082	341,632	165,142
Tax effect of revenue not taxable for tax purposes	(3,395)	-	-
Tax effect of tax losses not recognized	(120,551)	-	-
Tax exempted entities	(2,308,634)	(1,919,069)	(1,186,934)
Under provision in previous year	5,275	-	-
Income tax expense	$3,611,619	$1,707,597	$622,230

Effective at the beginning of the year 2007, the Group adopted the provisions of ASC 740, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740 “Income Taxes”.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including 50% likely of being realized upon ultimate settlement. Management does not anticipate any potential future adjustments would result in a material change to its financial tax position. As a result, there is no unrecognized tax benefit.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

26	OPERATING LEASE COMMITMENT

  Total future minimum lease payments under non-cancelable operating leases are as follows:

December 31, 2009

Year ended December 31
2010	495,887
2011	368,716
2012	342,109
2013	319,345
2014	275,906
Thereafter	759,899
2,561,862

The Group has entered into certain leasing arrangements relating to the lease of office premises. The offices and facilities are located in numerous cities in China and the head quarter is located in Fuzhou City, Fujian Province.

27	SUBSEQUENT EVENTS

(a)	Private placement

ShiFang Holding Limited (“ShiFang”) was initially established on December 9, 2009 as a wholly owned subsidiary of the Company and was formed as the new holding company of the operating companies of the Group.

On February 12, 2010,   ShiFang completed a $35 million private placement of its common shares (the “Private Placement”). CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd, Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited (together, the “Investors”) acquired in aggregate 27.16% equity interest in ShiFang in the Private Placement. Prior to the closing of the Private Placement, the Company transferred its equity ownership of OMH to ShiFang.

(b)	Share exchange

A resolution has been passed by the board of directors on October 10, 2009 that certain shareholders of the Company, including TopBig International Development Limited (“Topbig”), Blazing Sun Holdings Limited (“Blazing Sun”) and Keep Profit International Capital Limited (“Keep Profit”) were required to exchange a portion of their equity in the Company for shares in ShiFang, provide guarantees, and pledge their shares in the Company and ShiFang in favor of the Investors in order to secure the performance of the obligations of the Company, OMH and ShiFang.  Pursuant to this arrangement and the restructuring agreement dated January 14, 2010 and prior to the consummation of the Private Placement, Topbig, Blazing Sun and Keep Profit transferred 955,748, 352,526 and 469,938 ordinary shares (totalling 1,778,212 ordinary shares) to Dragon Soar Limited (“Dragon Soar”, a wholly-owned subsidiary of the Company) in return for 20% shareholding in ShiFang.  The terms of this share exchange were determined and agreed among the Company, Topbig, Blazing Sun and Keep Profit taking into account, among other things, the additional risk assumed by these three shareholders in providing collaterals to facilitate the consummation of the Private Placement and the reduced liquidity of unlisted ShiFang shares as compared to listed Company’s shares.  The 1,778,212 shares of the Company held by Dragon Soar will be cancelled.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

27	SUBSEQUENT EVENTS (Continued)

(c)	Revised earn-out arrangement

Due to the additional risk assumed by Topbig, Blazing Sun and Keep Profit in providing collaterals to facilitate the consummation of the Private Placement, the Company released 5,500,000 shares out of the 9,500,000 Earn-out Shares to Topbig (3,309,813 shares), Blazing Sun (1,530,712 shares) and Keep Profit (659,475 shares) on February 12, 2010.

The Board of Directors of the Company on April 23, 2010 has authorized to issue the year 2009 and 2010 “Earn-out shares” of 2,000,000 to the other OMH shareholders who did not provide additional collateral during the Private Placement.  The issue of the remaining 2,000,000 Earn-out Shares to the other OMH Shareholders who did not provide additional collateral during the Private Placement are unaffected by the above arrangement and are still subject to the achievement of the profit targets for the year 2011 and 2012.  On June 23, 2010, the company and other signing parties further amended SPA again to ratify and approve the above relevant arrangements.

(d)	Share based payment

A resolution has been passed by the board of the directors on June 23, 2010 that the Company would award 300,000 ordinary shares to a senior executive effective immediately and another 900,000 ordinary shares incentive pool to the management staff as future compensation.

(e)	Basic Pro Forma EPS

The following unaudited pro forma information summarizes the effect of the private placement in (a) private placement, (b) share exchange, (c) released of earn-out shares and (d), as if the private placement had occurred as of December 31, 2007, December 31, 2008 and December 31, 2009.  This unaudited pro forma information is presented for information purposes only.  It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the private placement on December 31, 2007, December 31, 2008 and December 31, 2009, nor is it necessarily indicative of future results of the operations:

	For The Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
Net Income - reported under GAAP	17,437,983	11,510,868	4,284,605

Reconciliation items:
Expenses related financing and combination	2,654,179	-	-

Pro forma net income	20,092,162	11,510,868	4,284,605

Pro forma net income attributable to common shareholders of TopReach *	11,707,703	6,707,383	2,496,639

Common shares outstanding at latest practicable date	16,391,059	14,959,000	14,959,000

Shares held by Dragon Soar Limited**	1,778,212	1,778,212	1,778,212

Pro forma basic weighted average common shares	14,612,847	13,180,788	13,180,788

Dilutive effect of incremental shares relating to warrants	1,465,539	1,250,638	1,038,999

Pro forma diluted weighted average common shares	16,078,386	14,431,426	14,219,787

Pro forma earnings per share#
Basic	0.80	0.51	0.19

Diluted	0.73	0.47	0.18

* Assume USD 35 million invested since 1 January 2007 and the Company holds 58.27% of operating business.

** Excluded 1,778,212 shares held by Dragon Soar Limited as subject to be cancelled.

ITEM 19.  EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association. **
4.1	Underwriting Agreement. *
4.2	Unit Purchase Agreement to be granted to Morgan Joseph & Co., Inc. *
4.3	Warrant Agreement between American Stock Transfer & Trust Company and the Registrant. *
4.4	Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant. *
4.5	Securities Escrow Agreement among the Registrant, American Stock Transfer & Trust Company and the Initial Shareholders.*
4.6	Registration Rights Agreement among the Registrant and the Initial Shareholders. *
4.7	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Michael W. Zhang. *
4.8	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Jin Shi.*
4.9	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Xuechu He.*
4.10	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Teng Zhou.*
4.11	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Xuesong Song.*
4.12	Office Services Agreement between the Registrant and Global Vestor Capital Partners LLC.*
4.13	Warrant Purchase Agreement between the Company and the Initial Shareholders.*
4.14	Promissory Note, dated May 18, 2006, issued to Global Vestor Capital Partners, LLC in the amount of $63,000.*
4.15	Promissory Note, dated May 18, 2006, issued to Venture Link Assets Limited in the amount of $33,600.*
4.16	Promissory Note, dated May 18, 2006, issued to Chum Capital Group Limited in the amount of $63,000.*
4.17	Promissory Note, dated May 18, 2006, issued to Guorun Group Limited in the amount of $50,400.*
4.18	Amended Share Purchase Agreement dated June 23, 2010
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333-134459) filed on January 19, 2007
**	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333-134459) filed on December 8, 2006

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TOPREACH INC.

By:	/s/ Zhi Chen
	Name:	Zhi Chen
	Title:	Chief Executive Officer

Dated: June 30, 2010