Form 20-F
period 2010-12-31
China TopReach Inc.
filed 2011-06-30
CIK 1363614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20- F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Tel: +86-591-88310920
Facsimile: +86-591-88310920
 (Name, Telephone and Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Units, consisting of one Ordinary Share and one Warrant
Ordinary Shares, par value $0.001 per share
Warrants to purchase Ordinary Shares
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of the registrant’s ordinary shares outstanding as of June 30, 2011 was 14,912,847 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes   ☒   No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes   ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒   Yes   ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):   Large accelerated filer ☐   Accelerated filer   ☐   Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.  U.S. GAAP ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☐

If “ other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

INTRODUCTION

In this annual report, unless otherwise indicated,

•	“we,” “us,” “our company” “the Company,” “our” and “China TopReach” refer to China TopReach Inc., its predecessor entities and subsidiaries;

•	“ChinaGrowth” refers to ChinaGrowth South Acquisition Corporation, its predecessor entities and subsidiaries;

•	“OMH” refers to Olympia Media Holdings Ltd., its predecessor entities and subsidiaries;

•	“ShiFang” refers to Shifang Holding Limited, a company incorporated in the Cayman Islands and our indirect subsidiary;

•	“China” and the “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau solely for the purpose of this annual report;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•
all references to “RMB” and “Renminbi” are to the legal currency of China, all references to “HK dollars” and “HK$” are to the legal currency of Hong Kong, and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.

In this annual report, when we discuss our business, operations, financial results or similar matters, we are discussing the media and advertising operations that we conduct through our ownership in ShiFang and its subsidiaries.  We do not conduct any significant operations or business except through our ownership and control of Shifang. Our consolidated financial information included in this annual report reflects primarily our consolidation of the result of operations of Shifang.

Under the laws of the Cayman Islands and our Memorandum of Association, we are authorized to issue “ordinary shares” rather than “common stock” and the holders of our ordinary shares are referred to as “members” rather than “shareholders.” In this annual report, references that would otherwise be to ordinary shares and members are made to common stock and shareholders, which are terms more familiar to investors on the OTC Bulletin Board, or OTCBB, where our shares are listed.

Solely for your convenience and information, this annual report contains translation of certain HK dollar amounts into U.S. dollars at specified rates. Unless otherwise stated, HK dollar amounts have been translated into U.S. dollars at the rate of HK$7.7810 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board as of December 31, 2010. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2010 and 2009 are derived from, and should be read in conjunction with, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2008, 2007 and 2006 are derived from our audited consolidated financial statements included in our annual reports from previous years. You should read the following selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” included in this annual report.

Selected Statement of Operations Data
(Expressed in U.S. dollars)

	For the year Ended December 31, 2010	For the year Ended December 31, 2009	For the year ended December 31, 2008(1)	For the year ended December 31, 2007(1)	For the year ended December 31, 2006(1)
	(in thousands, except per share data)
Revenues	$78,184	$68,289	$56,216	$23,033	$12,463
Cost of revenue	40,446	36,414	36,336	14,575	8,812
Gross profit	37,738	31,875	19,880	8,458	3,651
Operating income	23,775	20,498	13,057	5,233	1,714
Net income attributable to China TopReach Inc.	$11,749	$17,438	$11,511	$4,285	$1,319
Net income per share – basic	$0.77	$1.07	$0.77	$0.29	$0.09
Net income per share – diluted	$0.77	$0.98	$0.71	$0.27	$0.09
Weighted average number of shares outstanding – basic	15,321,170	16,285,126	14,959,000	14,959,000	14,959,000
Weighted average number of shares outstanding – diluted	15,321,170	17,750,665	16,209,638	15,997,999	14,959,000
(1) Represents the consolidated statement of operations of OMH, the Accounting Acquirer.

Selected Consolidated Balance Sheet Data
(Expressed in U.S. dollars)

	December 31, 2010	December 31, 2009	December 31, 2008(1)	December 31, 2007(1)	December 31, 2006(1)
	(in thousands)
Current assets	158,500	49,218	23,788	10,372	10,456
Total assets	195,767	74,275	54,440	33,004	22,132
Current liabilities	39,140	32,217	30,920	22,228	15,683
Total liabilities	39,562	32,217	30,920	22,228	15,683
Shareholder's equity	156,205	42,058	23,520	10,776	6,449
(1) Represents the consolidated balance sheet of OMH, the Accounting Acquirer.

Exchange Rate Information

Our functional currency is the RMB, however, this report is in U.S. dollars. The financial statements of our foreign subsidiaries have been translated into U.S. dollars in accordance with ASC830 “Foreign Currency Matters”. All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date. Equity accounts have been translated at their historical exchange rates when the capital transaction occurred. Statements of operations amounts have been translated using the average exchange rate for the year.

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For periods on or prior to December 31, 2008, the exchange rate refers to noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6,6000
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June (through June 24, 2011)	6.4737	6.4757	6.4830	6.4628

(1)
Annual averages are calculated using the exchange rates on the last day of each calendar month during that year. Monthly averages are calculated using the average of the daily exchange rates during that month.

B. Capitalization and Indebtedness

Not required.

C. Reasons for the Offer and Use of Proceeds

Not required.

D. Risk Factors

 An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this annual report on Form 20-F before making a decision to invest in our securities.

Risks Related to Our Business

Our operating history in the media business may not provide an adequate basis to judge our future prospects and results of operations and successful implementation of strategies.

We commenced our media business in 2001 and have expanded our operations substantially in recent years. Although we have been profitable in the past years, we frequently encounter risks and difficulties in the PRC’s new and rapidly evolving market. In addition, the successful implementation of our strategies, including plans to expand into more cities, enter into contracts with more newspapers, improve electronic newspapers and on-line advertising, depends on a number of factors including, among others, changes in the PRC media and advertising markets, the availability of funds, competition, government policies and our ability to retain and recruit employees with the relevant industry knowledge and expertise. Any failure or delay in the implementation of any or all of our strategies may have material adverse effect on our growth.

We may pursue additional financing for ShiFang, which may result in dilution of our ownership in ShiFang and may have adverse consequences.

In order to secure the financing necessary to achieve its strategic goals, ShiFang may in the future seek additional financing to develop its business.  Such financing may result in further dilution of our ownership interest in ShiFang.  This could possibly result in a loss of our control of ShiFang and may prevent us from consolidating the financial statements of ShiFang with our own. As a result, our financial condition and results of operations may be adversely affected.

We rely on business agreements with newspapers.

We conduct the advertising business, providing content, printing and distribution consultative services based on exclusive contracts with 13 newspapers. If we lost our contractual relationship with any of these newspapers, we may not be able to find and develop alternative or comparable sources of revenue in a timely manner. Any such event may have a material adverse effect on our operations and financial results. Furthermore, all of our newspaper contracts have preferential renewal rights, the majority of which can only be exercised when we meet certain performance criteria. As a result, if we fail to meet these performance criteria, we may lose our contractual relationship with the newspapers. In addition, the continued expansion of our business operations is also dependent on our success in finding new newspaper partners, exclusive or otherwise, that are willing to enter into contracts with us for the sale of advertising spaces. If we are unable to maintain our business relationships with our newspaper partners and advertisers, or develop business relationships with new newspaper partners and advertisers, our business, financial condition and results of operations could be materially and adversely affected.

The exclusive contracts with our newspaper partners will require substantial initial capital commitments and may not generate the intended revenue and profits.

Upon signing the exclusive contracts with our newspaper partners, we are generally required to place a deposit, which is refundable upon termination of the contract, with our newspaper partners at an amount negotiated between us and them. We also typically prepay our newspaper partners a portion of the print media fee, which we negotiate with them based on the revenues we expect to generate by selling advertising spaces. There can be no assurance that we will be able to recover such initial capital commitments through our sale of the advertising spaces in the relevant newspapers or from provision of our advertising services. Any such recovery is subject to market conditions, cooperation with our newspaper partners and other factors beyond our control, and may only happen after several years of operations, if at all. Further, the deposits and prepaid amounts may be forfeited in the event we are unable to fulfill our contractual obligations with respect to actual business volume generated. If we are unable to recover our initial capital commitments under existing or future contracts with our newspaper partners, our business, financial condition and results of operations could be materially and adversely affected.

The media industry is highly regulated in the PRC, and the administration, interpretation and enforcement of the laws and regulations currently applicable to us involve uncertainties, which could materially and adversely affect our business and results of operations.

The administration, interpretation and enforcement of Chinese laws and regulations applicable to our business involve uncertainties that could materially and adversely affect our business and results of operations. The media industry in the PRC is subject to a number of regulations and restrictions, and the newspaper business is also highly regulated and closely monitored by various government agencies in the PRC. For example, there are limitations on foreign ownership of or involvement in newspapers' editorial rights. Due to such restrictions, we currently do not engage in newspaper editorial writing. Although we provide contents to newspapers and have the first right of refusal to acquire the publication rights as soon as permitted by law, we cannot control the final content published in the newspapers. Furthermore, some of our operating subsidiaries have long-term strategic cooperation relations with newspaper companies. There is a risk that our business or our strategic cooperation relations may be deemed to be involvement in aspects of the newspaper business which are restricted, which could subject us to administrative penalties.  Also, as we have no control over our partners' editorial content, unattractive content resulting from such restrictions may adversely affect our prospects and results of operations.

We face increasing competition in the print media and from other forms of new media advertising.

We face competition in the market from other newspapers and other types of media such as magazines, television and radio, as well as the internet and other forms of new media. We compete with these different media companies in China for readers and advertisement sales.

Increasing competition in the advertising and media industry may, among other things, create downward pressure on our pricing for our services and could therefore significantly and adversely affect our results of operations and financial condition. Some of the companies with whom we compete may be more experienced or have greater financial resources than we have. New entrants in the market may reduce the price for their advertising services to compete for business with more established companies and if they are successful in increasing their market share, such actions may result in a loss of our market share, and/or a decrease in our profit margins and adversely affect our results of operations.

Advertising spending on new media such as online advertising has grown rapidly in the past decade. If the growth rate of advertising spending on new media continues in the future, the market share of traditional media may be decreased.

While we believe our strengths and market position have enabled us to compete effectively s so far, there is no assurance that we will be able to continue to do so in the future. If we are unable to compete effectively against our competitors, we may lose customers and our financial condition and results of operations may be adversely affected.

We have a limited operating history in the newly developed components of our business model.

Compared with our experience in our core advertising operations, our operating history in the other components of our business, including (i) distribution consultation and management; (ii) newspaper printing, (iii) online services, and (iv) television advertising, is relatively short. We began our operations in respect of these business components in 2008, 2005, 2008 and 2010, respectively, so as to supplement our core business and increase our revenue. However, due to our limited operating history in business components other than our core advertising sales operations, we may not be able to anticipate long-term trends in, or successfully maintain or develop, our other business components. Any failure to maintain or fully develop our core business or any of these additional business components as new sources of profit growth for us may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our future success depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Mr. Zhi Chen, our Chief Executive Officer (“CEO”), together with other of our key executives, have been critical to our success. Our operations significantly depend on their business vision, industry expertise, experience with the business operations and management skills. If our CEO or other key executives become unable or unwilling to continue in their present positions, we may not be able to replace them in a timely manner, which would have a material adverse effect on our business and growth prospects. We also rely on the performance of a number of other key employees. In addition, we rely on our sales and marketing teams whose market knowledge, experience and established relations with our existing customers are essential to our success and future growth. Although we believe that our industry reputation, business growth and corporate culture will assists in attracting and retaining talented personnel, we are still vulnerable to adverse consequences from the loss of key employees due to competition for talented personnel among advertising service providers.

Our results of operations may be adversely affected if we fail to retain and hire qualified personnel at acceptable cost.

As a service provider, our success depends on our capacity to maintain high-quality personnel. We rely on the continued service of our current skilled staff and our ability to recruit additional skilled staff in the future. If we fail to retain our existing employees or continue to recruit and retain high-quality personnel, we may experience difficulties in ensuring that our customers’ needs are fulfilled, improving our service offerings, or maintaining our service quality, which may in turn materially and adversely impact our business and our reputation. Due to the high level of technical expertise required in our media operations, it normally takes three months to train a new employee to acquire necessary skills, and some skilled staff are not easily and quickly replaceable. As a result, if a significant portion of our staff terminate employment with us in a short period of time, we may encounter interruption of our operations, which could have a substantial negative impact on our business.

Any significant failure in our information technology systems could have a material adverse effect on our business and results of operations.

Our business is highly dependent on the ability of our information technology systems, especially the Media Advertisement Information Tracking System (“MAITS system”), to timely process a significant amount of original data related to various industries and advertisers across diversified markets in different cities.  Our advertising transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. We have devoted substantial resources to developing, maintaining and updating our information technology systems. These systems enable us to provide consistent high-quality services and help us to maintain our competitive advantage. If we fail to identify, develop and incorporate new features or technologies in our information technology systems and operations in a timely and cost-effective manner, we may lose our competitiveness and demand for our services may decrease, which would have a material and adverse effect on our revenues and profitability.

We may not be able to sustain our business growth and high profit margins, or successfully implement our business strategies.

Our businesses and profitability expanded in the last three years, but there can be no assurance that we will continue to maintain our growth in the future or be able to sustain our recent profit margins. In order to sustain such growth in our revenues and profit and to maintain our profit margins, we need to implement our business strategies effectively, retain experienced marketing and service personnel, manage our costs effectively and maintain adequate control and reporting systems. The successful implementation of our strategies and plans depend on a number of factors including, among other things, changes in the PRC media and advertising markets, the availability of funds, competition, government policies and our ability to retain and recruit qualified employees with relevant industry knowledge and expertise. Many of these factors are beyond our control and by their nature, are subject to uncertainty. There can be no assurance that our strategies and future plans can be implemented successfully. Any failure or delay in the implementation of any or all of these strategies and plans may have a material adverse effect on our profitability and prospects. Accordingly, you should not place undue reliance on our past performance.

We are subject to fluctuations in the demand for our customers’ products and services and their advertising budgets.

Our advertising revenues are subject to fluctuations in the demand for our customers’ products and services and correspondingly, their advertising budgets. The demand for our customers’ products and services are affected by a number of factors beyond our control, including  PRC economic conditions, industry and market trends, shifts in consumer purchase patterns and changes in the retail environment. If any changes result in a decrease in the demand for our customers’ products and services, it may lead to the tightening of their advertising budgets. In the event this occurs, demand for our advertising services may decrease and our prospects, results of operations and financial condition may be materially and adversely affected.

We may need to rely on external financing for rapid expansion of our business and other corporate needs.

We may seek additional financing from various sources, such as bank borrowings, to provide the capital needed to expand our business if cash flow from our operations is insufficient. In particular, we are required to make substantial capital commitments when expanding into new regions and markets and upon signing cooperative contracts with new newspaper partners. Additionally, it is our usual practice to grant our customers a credit period of three months, but we are required to settle the payment of print media fees with our newspaper partners on a monthly basis. Therefore, we may experience difficulties in meeting our cash flow needs and have to rely on bank borrowings and loans from our shareholders during the periods between our payment of print media fees and our receipt of related payments from our customers.

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

We are subject to credit risk in respect of our accounts receivable.

Our trade receivables primarily relate to receivables from our advertising customers and our newspaper partners. We generally grant to our advertising customers with favorable credit ratings a credit period ranging from one month to one year after the publication of the relevant advertisements. The length of the credit period we grant to our customers varies by industry and is determined with reference to the credit periods granted by our competitors. We grant customers from industries such as the real estate, automotive and telecommunications, as well as those with national brand names and our long-term customers with large orders, longer credit periods. For short-term customers with small orders, out-of-province customers that do not have well-known brand names, classified advertising customers and secondary advertising agents (excluding 4A companies), we usually request that fees be paid in full prior to publication. For our online services customers, we also usually grant a longer credit period of six months to one year, which is in line with industry practice. In addition, we have extended longer credit periods to advertising customers who were affected by the global financial crisis that began in 2008 and experienced financial difficulties, causing delays in payments to us, which exposes us to credit risk in connection with trade and other receivables due from such customers. Should such customers or any of our other customers fail to settle relevant receivables in full or if there is a change in their payment policies resulting in a longer settlement period for the amount due, our business, financial condition, results of operations and profitability could be materially and adversely affected.

There can be no assurance that our credit control policies and measures implemented will be adequate to protect us against material credit risks and enable us to avoid losses. We make allowances for doubtful debts based on certain assumptions, estimates and assessments about the recoverability of our trade and other receivables, including the creditworthiness and past collection history of our customers. However, such collectability estimates may prove to be inaccurate or there may be a change in the underlying basis of such assumptions, estimates and assessments. In the event we are required to make future adjustments or our actual losses exceed our allowances, this could have a material and adverse effect on our results of operations and financial condition.

We rely on intellectual property rights protection.

In the course of conducting our business, we rely on the protection of our intellectual property rights as well as the protection of the intellectual property rights of our PRC newspaper partners. We have developed trademarks, patents, know-how, processes, technologies and other intellectual property rights that are of significant value to us. There can be no assurance that any of our intellectual property rights will not be challenged, misappropriated or circumvented by third parties.  In addition, the legal regime governing intellectual property in the PRC is still evolving and the level of protection of intellectual property rights in the PRC may be weaker than in other jurisdictions. We also rely on various contractual agreements with our employees, customers, newspaper partners, business partners and others to protect our intellectual property rights. Despite precautions taken by us, it may be possible for third parties to infringe upon our intellectual property rights by copying or otherwise obtaining and using our intellectual property, including text, typographies, photographs and design layouts.  In the event that the steps we have taken and the protection provided by law do not adequately safeguard our intellectual property rights, our business, results of operations and reputation could be materially and adversely affected.

In addition, our advertising business relies on the cooperation with and therefore the ability of our newspaper partners to protect certain of their intellectual property rights. There can be no assurance that our PRC newspaper partners will be able to protect or assert any rights to their intellectual property. Any misappropriation or infringement of their intellectual property rights or difficult in enforcing such rights may have a material and adverse impact on their business, which may in turn materially and adversely affect our business and results of operation.

We may infringe on the intellectual property rights of third parties.

We cannot guarantee that we or our PRC newspaper partners will not be found liable for having infringed upon the rights of third parties, including their intellectual property rights. In the event that we or our PRC newspaper partners are found liable for having infringed upon the rights of third parties, we or our PRC newspaper partners may be subject to liabilities which might include substantial monetary damages or sanctions. Possible sanctions could include the loss of our rights or the rights of our PRC newspaper partners to all or some of the content that we provide, or the loss of our rights or the rights of our PRC newspaper partners to engage in all or some part of our respective businesses on a temporary or a permanent basis. Given our reliance upon our PRC newspaper partners, any such liabilities or sanctions levied against them could have a material and adverse effect on the revenues we derive from our contracts with our PRC newspaper partners and, therefore, business and results of operations.

We may be involved in litigation, which could be expensive and divert the attention and resources of our management.

We currently do not maintain insurance that would cover us for any contingent liabilities arising out of litigation or claims against us. We are exposed to the risk of becoming involved in litigation which could have a material adverse impact on our business. Civil claims may potentially be filed against us for fraud, defamation, negligence, copyright or trademark infringement or for claims relating to the nature and content of the information or articles contained in our customers’ advertisements. There can be no assurance that claims and actions will not be initiated against us or arise out of our business in the future. Litigation expenses and potential losses from lawsuits in respect of outstanding and possible future claims may have a material adverse effect on our results of operations and our financial condition in the future. In particular, as our success largely depends on the leadership and day-to-day management of our directors and senior management, involvement in any litigation could divert the time and attention of our directors and senior management away from the management of our business, which could materially and adversely affect our results of operation and financial condition.

We may not maintain sufficient insurance coverage for the risks associated with our business operations.

Risks associated with our businesses include risk of damage to our offices, equipment and printing facilities, liability for environmental pollution, transportation accidents and the risks posed by natural disasters, any or all of which may affect our business operations. Notwithstanding that we maintain insurance addressing damage to and destruction to our facilities and equipment, we may experience difficulty in receiving compensation from the insurance companies,  delays in receiving such compensation or inability to receive compensation in full or at all. Furthermore, we do not carry any business interruption insurance or insurance addressing damages arising out of natural disasters or other accidents at our production facilities. If we incur losses which are not covered by our insurance policies, or the amount of compensation we receive from our insurer is significantly less than our actual loss, our financial condition and results of operations could be materially and adversely affected.

We may be subject to fines imposed by relevant PRC authorities for placement of inappropriate advertisements in the advertising spaces which we obtained from our newspaper partners.

Our advertising customers are derived from a broad spectrum of industries and, correspondingly, the advertisements placed by them in the advertising spaces which we contracted from our newspaper partners vary widely in terms of type, content and presentation. Under applicable PRC laws and regulations, advertising operators and disseminators are required to verify the contents of the advertisements and ensure compliance with relevant legal restrictions and prohibitions in respect of specific types of advertisements. Any failure to do so may result in the advertisements being determined inappropriate for publication by the relevant PRC authorities and the responsible advertising operator or disseminator may face risk of fines, sanctions and confiscation of revenue.

There can be no assurance that the advertisements placed by us on behalf of our advertising customers in the spaces we contracted from our newspaper partners will not be found to be inappropriate. Our media department examines and approves each advertisement before publication. In addition, our contracts with our advertising customers from industries which are more susceptible to having the contents of their advertisements found to be inappropriate, such as pharmaceuticals and healthcare, and cosmetics and skincare, generally state that any fines or penalties imposed in the event the advertisement is determined to be inappropriate by the relevant PRC authorities will be fully borne by the advertising customers. Our PRC legal advisor has advised that, provided there is no wilful misconduct or gross negligence on our part in designing, producing or publishing the relevant advertisements, such contractual arrangements with our advertising customers are legal and valid under applicable PRC laws. If we conduct or have conducted any activities resulting in us being responsible for the inappropriate advertisements, such as providing design, production or publication services when we are aware of or deemed to be aware of the untrue nature of the contents of the advertisements, we will be liable for any fines or penalties imposed and cannot rely on our contractual arrangements with customers to recover amounts paid by us. In addition, there can be no assurance that the PRC authorities will not make such a determination and impose fines on us after a lengthy period from publication of the advertisements and completion of the order placed by our advertising customers, which may make recovery from our customers difficult. In the event we are required to pay any fines and not able to recover such amounts from our customers, our profitability and results of operations may be adversely affected. Further, our newspaper partners may be subject to fines and sanctions due to their dissemination of the inappropriate advertisements, and we may be required to reimburse them for such amounts. This may also affect our long-term relationships with our newspaper partners, which in turn may have a material and adverse effect on our business and prospects.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders.

We may be deemed to be a passive foreign investment corporation (“PFIC”) within the meaning of the U.S. Internal Revenue Code. A PFIC is defined as a foreign corporation at least 75% of whose gross income in a taxable year (including its pro rata share of the gross income of any company in which it is considered to own, directly or indirectly, at least 25% of the shares by value) is passive income, or at least 50% of whose assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. If we are a PFIC for any taxable year during which we have shareholders that are subject to U.S. federal taxation, or “U.S. holders”, and if such U.S. holder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares, such U.S. holder will be subject to special rules with respect to any gain that it recognizes on the redemption of its shares. Under these special rules, the U.S. holder’s gain will be allocated ratably over the U.S. holder’s holding period for the shares; the amount allocated to the taxable year in which the U.S. holder recognizes the gain will be taxed as ordinary income; the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year. Based on the composition of our assets prior to January 27, 2009 (which have largely consisted of cash and other investment assets), as well as the composition of our income prior to January 27, 2009 (which has largely consisted of interest), it is likely that we may have qualified as a PFIC in 2006, 2007 and 2008. Based on the composition of our assets and income after January 27, 2009, we should not be classified as a PFIC for taxable years 2009 or 2010. We urge U.S. holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. holders, see the section of this report captioned “Taxation – United States Federal Income Taxation – Passive Foreign Investment Company Rules.”

Our operating subsidiary completed its initial public offering on the Hong Kong Stock Exchange in 2010. Fulfilling our obligations incident to being a public company will be expensive and time consuming.

ShiFang, the holding company of our operating companies in PRC, completed an initial public offering on the Hong Kong Stock Exchange (the “HK Stock Exchange”) in December 2010. As a result, ShiFang is subject to the obligations and responsibilities of a public company under HK Stock Exchange rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff, and increase our insurance, legal and financial compliance costs. Any deficiencies, weaknesses or lack of compliance could subject us to sanctions by the HK Stock Exchange and have a materially adverse effect on our business and reputation.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide shareholders the protection of information that must be made available to shareholders of United States public companies.

We are a foreign private issuer within the meaning of the rules promulgated under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

● the rules requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

● the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Securities Exchange Act;

● provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

● the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Expansion of our business may put added pressure on our management, which may impede its ability to meet any increased demand for its services and adversely affect its results of operations.

Our business plan is to significantly grow our operations to meet anticipated growth in the demand for our services. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

● the continued acceptance of our services by the media markets;

● our ability to successfully and rapidly expand media services to potential customers in response to potentially increasing demand;

● the costs associated with such growth, which are difficult to quantify, but could be significant; and

● the highly competitive nature of the media facilities industry.

If we are successful in achieving rapid market growth of our services, we will be required to provide a larger volume of services to customers on a timely basis at a reasonable cost. Such demands may require more capital than we currently have available and without more capital, we may be unable to meet the needs of our customers, which could adversely affect our relationship with our customers and results of operations.

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to address the concerns of our shareholders or other parties, and our business operations, stock price and reputation could be harmed.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions, and are conducting internal and/or external investigations into the allegations. If we become the subject of any such scrutiny, regardless of whether any allegations are true, we may have to expend significant resources to investigate such allegations and/or defend our company. Such investigations or allegations could be costly and time-consuming and distract our management from our business plan. If such allegations were proven to be true, our company and business operations would be severely damaged and your investment in our shares could become worthless.

Risks Related to Our Industry

We are subject to PRC media industry regulations and policies.

As substantially all of our business operations are conducted in the PRC, we are subject to the PRC’s legal regime and a number of regulations and restrictions. There can be no assurance that we have complied with all applicable laws and regulations or will be able to do so in the future. Contravention of any laws or regulations may expose us to criminal and civil liabilities including penalties, fines, damages and other sanctions. Further, there can be no assurance that any of the PRC legal or regulatory restrictions applicable to us will be lifted soon or at all, that there will not be further restrictions and requirements imposed, or that we will be able to obtain special approvals or exemptions from any of such restrictions or requirements. These laws and regulations not only restrict our present operations, but may also restrict our proposed future development plans in the PRC. Accordingly, our business and results of operations could be adversely affected by these limitations. The PRC government is reportedly considering revising various regulations relating to the press and publication industry. If such reports are accurate, there may be changes in the policies and regulations governing the press and publication industries. There can be no assurance that our business or our arrangements with our newspaper partners will not be materially and adversely affected by any changes by the PRC government of the policies and regulations governing the press and publication industry.

The PRC advertising industry is still at an early stage of development, and further development of the different forms of media in the PRC advertising market may pose threats to our business.

Our directors consider the PRC advertising industry to be highly fragmented and at an early stage of development compared to the more mature advertising markets of developed countries. According to the General Administration of Press and Publication of the PRC (“GAPP”), there were more than 1,900 newspapers publishing over 190 billion pages of print, and more than 9,500 periodicals publishing over three billion copies in China. As the PRC advertising industry undergoes further integration and development, advertising customers are likely to increasingly differentiate between different forms of media to select those that best meet their particular needs. As advertising customers become more selective, they may increasingly choose forms of media in which we are less established and experienced, which could affect our competitive position and adversely affect our business and results of operations.

The digital media industry is a relatively new market and our newly established Internet media platform may not be profitable in the future.

We commenced the operation of our Internet media platform in 2008 after our acquisition of the website www.duk.cn (“Duk.cn”),. The Internet has undergone tremendous development over the past decade and continues to evolve. However, we consider the digital media industry, especially in the PRC, to still be in a developmental stage. There exist risks and difficulties in the new and rapidly evolving digital media market including anticipation of new trends, understanding digital media customers’ needs and meeting technical requirements, and these problems may recur in future periods. Moreover, given the relatively short operating history of website Duk.cn , there can be no assurance that we will have sufficient experience, expertise or resources to successfully adapt to new trends and developments in the digital media industry or compete successfully as new platforms for internet publication emerge.

Risks Related to Our Corporate Structure

If the PRC government considers that the contractual arrangements among Fujian Shi Fang Culture Communication Co., Ltd., Beijing Hong Xin Tu Culture Communication Co., Ltd. and its shareholders do not comply with applicable PRC laws, we and our subsidiaries and affiliates could be subject to severe penalties.

PRC  laws place certain restrictions on foreign investment in and ownership of media companies. We and our PRC subsidiary, Fujian Shi Fang Culture Communication Co., Ltd., or SF, are considered foreign persons or enterprises with foreign investment, and are required to comply with Chinese law applicable to foreign investment in the media industry. Because of the restrictions, we do not have ownership interests in Beijing Hong Xin Tu Culture Communication Co., Ltd. or BJHXT, which holds the licenses and permits necessary to conduct our media business.  We therefore conduct our operations in the PRC principally through contractual arrangements among SF, BJHXT and its shareholders.

Our contractual arrangements with BJHXT and its shareholders enable us to:

•	exercise effective control over BJHXT;

•	receive a substantial portion of the economic benefits of BJHXT in consideration for the services provided by SF; and

•	have an exclusive option to purchase all or part of the equity interests in BJHXT when and to the extent permitted by PRC laws.

Because of these contractual arrangements, BJHXT and its subsidiaries are treated as our consolidated affiliated entities. If our corporate and contractual structures are found to be in violation of any existing or future Chinese laws, we may have to modify such structures accordingly to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if the contractual arrangements are found to be in violation of any existing or future PRC laws, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of SF and BJHXT;

•	restricting or prohibiting any related-party transactions between SF and BJHXT;

•	imposing fines or other requirements with which we, SF and BJHXT may not be able to comply;

•	requiring us, SF or BJHXT to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the funds released from the Trust Account to finance our business and operations in PRC.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

In addition to the possibility of administrative penalties or other requirements being imposed upon us due to our relationships with BJHXT and its shareholders, we may not be able to effectively enforce such contractual relationships in a cost-effective manner or at all. Under the current contractual arrangements, if BJHXT or any of its shareholders fails to perform their respective obligations under these contractual arrangements, or are required to incur substantial costs to do so, we may be forced to incur substantial costs and resources to enforce such arrangements or to rely on PRC law to obtain remedies, including specific performance or damages, and we may not be successful in obtaining such remedies or our obtaining such remedies might be cost prohibitive. In the event we are unable to enforce these contractual arrangements, our business, financial condition and results of operations may be materially and adversely affected.

We rely on contractual arrangements with BJHXT and its shareholders for our media operations, which may not be as effective in providing operational control as direct ownership.

We have relied on, and expect to continue to rely on, contractual arrangements with BJHXT and its shareholders to operate our business in China. For a description of these contractual arrangements, see “Organizational Structure” under Item 4 in this annual report. These contractual arrangements may not be as effective in providing us with control over BJHXT as direct ownership. We have no direct or indirect equity interests in BJHXT.

If we had direct ownership of BJHXT, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of BJHXT, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if BJHXT or any of its shareholders fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of BJHXT were to refuse to transfer their equity interest in BJHXT to us or our designee when we exercise the call option pursuant to the contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over BJHXT, and our ability to conduct our business may be adversely affected.

Contractual arrangements among us, our PRC subsidiary, BJHXT and other parties may be subject to scrutiny by PRC  tax authorities and a finding that we or our PRC affiliated entity owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangement among SF and BJHXT does not represent an arm’s-length price and adjust BJHXT’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by BJHXT, which could in turn increase their respective tax liabilities. In addition, PRC tax authorities may impose late payment fees and other penalties on BJHXT for underpayment of taxes. Our consolidated net income may be materially and adversely affected if BJHXT’s tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

PRC regulations on loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans to our PRC subsidiaries or affiliates or require us to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in the PRC through our subsidiaries and affiliated entities. In providing operational capital to our PRC subsidiaries and affiliates, we may make loans to our PRC subsidiaries and affiliates, or we may make additional capital contributions to our PRC subsidiaries.

Loans we make to any of Fuzhou Han Ding Network Science and Technology Co., Ltd., Beijing Han Ding Advertising Co., Ltd. and Fuzhou Hong Xin Tu Printing Co., Ltd. (collectively, the “FIEs”), which are treated as foreign-invested enterprises under PRC laws, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC laws, the PRC regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC laws. If we were to advance funds to the FIEs in the form of loans and such funds exceed the maximum amount of borrowings of the subsidiary, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. Such applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to the FIEs in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve additional uncertainties. Furthermore, even if we make loans to the FIEs that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by SAFE, SAFE or its local counterpart will issue a registration certificate of foreign debts within 20 days after reviewing and accepting its application. In practice, it may take longer to complete such SAFE registration process.

Any loans we make to any subsidiary or affiliate which is a PRC domestic company rather than foreign-invested enterprise under PRC laws, such as BJHXT, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, medium- and long-term international commercial loans to PRC domestic companies are subject to approval by the National Development and Reform Commission, and short-term international commercial loans to PRC domestic companies are subject to the balance control system administered by SAFE. Due to these restrictions, we are not likely to make loans to subsidiaries or affiliates which are PRC domestic companies.

Any capital contributions we make to the FIEs must be approved by the Ministry of Commerce of the PRC or its local counterparts and registered with SAFE or its local counterparts. Such applications and registrations could be time consuming and their outcomes are uncertain.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or affiliates or with respect to future capital contributions by us to our China subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use such future loans or capital contributions to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in the PRC

Adverse changes in economic and political policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our business, financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. The PRC government has implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of China’s economy that it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliates in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our common shares.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and November 30, 2008. The People's Bank of China announced on June 19, 2010 its intention to allow the RMB to move more freely against the basket of currencies, which increases the possibility of sharp fluctuations in the value of the RMB in the near future and thus the unpredictability associated with the RMB exchange rate. Despite this change in their exchange rate regime, the PRC government continues to manage the valuation of the RMB. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of its financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries and affiliate in the PRC. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as the RMB is our reporting currency.

A slowdown in the Chinese economy may have a material and an adverse effect on our results of operations and financial condition.

All of our revenue is derived from sales in the PRC. We rely on domestic demand for advertising to achieve growth in our revenue. Domestic demand for advertising is materially affected by urban development, growth of private consumption and overall economic progress in China. The global financial crisis in 2008 caused a slowdown in the growth of the global economy. Although there are signs of recovery in the global and Chinese economies, there can be no assurance that any such recovery is sustainable. In addition, if the financial crisis continues, there can be no certainty as to its impact on the global economy or the Chinese economy. As a result of global economic cycles, there can be no assurance that the Chinese economy will continue to grow at the rates achieved in the past, or at all. Any slowdown or recession in the Chinese economy may have a material and adverse effect on our results of operations and financial condition.

The treatment of our companies for PRC enterprise income tax purposes is unclear.

The PRC's new Enterprise Income Tax Law, as amended, supplemented or otherwise modified from time to time (“EIT Law”) and its relevant implementing rules became effective on January 1, 2008. Pursuant to the EIT Law, as amended, foreign enterprises with de facto management located in the PRC are considered resident enterprises, with their worldwide income normally being subject to enterprise income tax at an applicable tax rate of 25%. In April 2009, the State Administration of Taxation (“SAT”) further specified certain criteria for the determination of “de facto management” of foreign enterprises that are controlled by PRC enterprises. These criteria include: (i) the enterprise’s day-to-day operations management is primarily exercised in China, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China, (iii) the enterprise’s primary assets, accounting books and records, company seals, board and shareholders’ meeting minutes are located or maintained in China, and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. If all of these criteria are met, the relevant foreign enterprises that are controlled by PRC enterprises will be deemed to have its “de facto management” in China and therefore be deemed a PRC “resident enterprise”. There can be no assurance that we will not be considered a PRC “resident enterprise” by the PRC tax authorities and that we will not be subject to enterprise income tax at a tax rate of 25% on our worldwide income accordingly.

However, pursuant to the EIT Law and the Notice on Issues Regarding Tax Credit for Enterprises Foreign Income (Cai Shui [2009] No.25), which was jointly issued by the Ministry of Finance and the SAT on December 25, 2009 and was made effective retrospectively to January 1, 2008, part of the enterprise income tax may be relieved if the “resident enterprise” has already paid similar tax offshore. In addition, enterprises entitled to lower tax rates under the old law will be given a five-year grace period before they are required to pay the statutory rate of 25% unless they are granted preferential tax rates. Other tax benefits, such as certain fixed periods of enterprise income tax exemption or reduction, will continue until the expiry of the prescribed period. For the preferential tax treatment which has not commenced due to lack of profit, such preferential treatment was deemed to have commenced on January 1, 2008. There can be no assurance that the new EIT Law will not further change and that the PRC government’s policies on preferential tax treatment will not be changed or cancelled. If such changes and cancellation occur, the resulting increase in our tax liability may have a material and adverse effect on our net profits and cash flow.

Dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to withholding taxes under PRC tax law.

Our company was incorporated under the laws of the Cayman Islands. However, we conduct our media operations in China through our PRC subsidiaries and our ability to pay dividends depends substantially on the payment of dividends to us by our PRC subsidiaries. Under the new EIT Law and the implementation regulations issued by the State Council, withholding tax at the rate of 10% is applicable to dividends payable by a PRC “resident enterprise” to an investor that is a “non-resident enterprise” that does not have an establishment or place of business in the PRC, or, even if the enterprise has such an establishment, the relevant income is not effectively connected with or derived from the PRC, to the extent such dividends have their source within the PRC, such as dividends paid by a PRC subsidiary to its overseas parent, unless the jurisdiction of such foreign enterprise has a tax treaty with China that provides a different withholding arrangement. Similarly, unless a preferential rate is provided by a tax treaty or arrangement entered into between the country or region where the enterprise is established and the PRC, any gain realized on the transfer of our shares by such investor is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. As described in the risk factor headed “The treatment of our companies for PRC enterprise income tax purposes is unclear” above, there is uncertainty in determining the “de facto management” and tax residency of our company and therefore we are uncertain as to whether we will be considered a PRC “resident enterprise”. The dividends we pay in respect of our shares derived from our dividend income from our PRC subsidiaries, or the gain you may realize from the transfer of our shares, may be treated as income derived from sources within the PRC and be subject to PRC tax. Our tax liability may depend, in part, on how the PRC tax authorities interpret, apply or enforce the new EIT Law and the implementation regulations. If we are required under the new EIT Law to withhold PRC tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of shares, the value of your investment in our shares may be materially and adversely affected.

The outbreak of any communicable diseases in the PRC, if uncontrolled, could affect our financial performance and prospects.

The outbreak of any communicable disease in the PRC could have a material and adverse effect on the overall business sentiment and economic environment in the PRC, which in turn may have a material and adverse impact on domestic consumption in, and possibly the overall GDP growth of, the PRC.

As all of our revenue is derived in the PRC, any contraction or slow down in the growth of domestic consumption and possible slowdown in the GDP growth of the PRC will adversely affect our prospects, future growth and overall financial condition. In addition, if any of our employees are affected by any communicable disease outbreaks, we may be required to temporarily shut down the affected offices and quarantine all staff working in those offices to prevent the spread of the disease. This could adversely affect and/or disrupt our business operations and the relevant facilities and impact our results of operations and financial condition.

The outbreak of Influenza A (H1N1), commonly known as the “swine flu”, has caused an alarming number of deaths worldwide. The significant number of Influenza A (H1N1) cases in certain. Asian countries and territories such as the PRC could indicate that it is gradually developing into a pandemic disease, which could threaten human lives and hinder local and cross-border business activities and affect the prospects of economic recovery in those areas. It is unclear whether the epidemic will become more aggressive or will wane in the near future. Any prolonged outbreak of Influenza A (H1N1) or other communicable disease in the PRC or elsewhere could have a material adverse effect on our business, prospects, financial condition or results of operations.

Enforcement in the PRC of judgments obtained from non-PRC courts may be difficult.

Our company is incorporated in the Cayman Islands. However, substantially all of our assets and operations are located within the PRC. The PRC currently does not have effective treaties or arrangements which provide reciprocal recognition and enforcement of judgments of the courts of the United States, the United Kingdom or other countries, and therefore, it may not be possible for investors to effect service of process upon us or to enforce against us in the PRC any judgments obtained in such jurisdictions. The PRC is a signatory of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the “New York Convention”) which permits enforcement in the PRC of awards of arbitral bodies located in other New York Convention signatory countries, subject to certain exceptions. Even in cases where enforcement is, in principle, provided for by the New York Convention, practical difficulties are sometimes encountered.

The PRC Labor Contract Law may cause our labor costs to increase and we may be liable for fines and penalties for any material breach of this law.

On June 29, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Labor Contract Law, which became effective on January 1, 2008. The PRC Labor Contract Law imposes requirements relating to, among others, minimum wages, severance payments and non-fixed term employment contracts, and establishes time limits for probation periods as well as the circumstances in which an employee can be placed on a fixed-term employment contract. It also provides that social insurance is required to be paid on behalf of employees, and employees are entitled to unilaterally terminate the labor contract if this requirement is not being satisfied.

Pursuant to this new law, our PRC subsidiaries are required to enter into non-fixed term employment contracts with employees who have worked for them for more than 10 years or, unless otherwise provided under the new law, for whom a fixed-term employment contract has been concluded for two consecutive terms since January 1, 2008. Further, we may not be able to efficiently terminate non-fixed term employment contracts under the new law without demonstrating cause. In addition, we are also required to make severance payments to employees under fixed-term contracts upon the expiration of their employment contracts, unless the employee voluntarily terminates the contract or voluntarily rejects an offer to renew the contract in circumstances where the conditions offered by the employer are the same as or better than those stipulated in the current contract. The amount of severance payment is equal to the monthly wage of the employee multiplied by the number of full years that the employee was employed by the employer, unless the employee’s monthly wage is three times greater than the average monthly wage in the relevant district or locality, in which case the calculation of the severance payment will be based on a monthly wage equal to three times the average monthly wage multiplied by a maximum of twelve years.

Compliance with the relevant laws and regulations may substantially increase our operating costs and may have a material adverse effect on our results of operations. In particular, an increase in labor costs in the PRC will increase our service costs and we may not be able to pass these increases on to our customers due to competitive pricing pressures. There can be no assurance that any employment disputes or strikes will not arise in the future. Increases in our labor costs and any future disputes with our employees could materially and adversely affect our business, financial condition or results of operations.

Risks Relating to Our Securities

If we do not pay dividends on our shares, our shareholders will only benefit from an investment in our shares if such shares appreciate in value.

Our board of directors will determine whether to pay dividends in the future, depending upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. We can not be sure whether our board will decide to pay dividends in future periods.  Accordingly, realization of a gain on shareholders’ investments may  depend on the appreciation of the price of our shares. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders purchased their shares.

Future issuance of shares may have an adverse effect on the market price of our shares and dilute your shareholding.

As of June 30, 2010, we had 14,912,847 outstanding shares, of which our public shareholders held approximately 337,059 shares. Assuming the net income targets set forth in the Share Purchase Agreement (as defined below) are met, we will need to issue up to a total of 2,000,000 ordinary shares. For more information about the Share Purchase Agreement, please see “Item 4. Information on the Company—C. Organizational Structure—The Share Purchase Agreement and Earn Out Shares.” The issuance and sale, or even the possibility of sale, of the additional shares could have an adverse effect on the market price for our securities and on our ability to obtain future public financing. Moreover, you may experience dilution to your holdings upon the issuance of the additional shares.

Our securities are quoted on the OTCBB, which may limit the liquidity and price of our securities compared to securities listed on the Nasdaq Global Market or the New York Stock Exchange,  and the trading price for our ordinary shares may fluctuate significantly.

Our ordinary shares are quoted on the OTCBB. We believe that the quotation of our securities on the OTCBB will limit the liquidity and price of our securities more than if our securities were listed on the Nasdaq Global Market or the New York Stock Exchange. Although we intend to apply to list our ordinary shares on the Nasdaq Global Market, we cannot assure you that we will satisfy the applicable listing requirements.  There is no assurance that if we are granted a listing on the Nasdaq Global Market we will always meet the Nasdaq Global Market listing requirements, or that there will be an active, liquid trading market for our ordinary shares in the future.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were originally incorporated under the name ChinaGrowth South Acquisition Corporation, as an exempted company organized under the laws of the Cayman Islands on May 3, 2006. ChinaGrowth was incorporated for the purpose of affecting a share capital exchange, asset acquisition or other similar business combination with an operating business in any city or province south of the Yangtze River in the PRC.  We entered into a memorandum of understanding with OMH on July 22, 2008 and entered into a share purchase agreement to acquire OMH on December 16, 2008 (the “Share Purchase Agreement”). On January 27, 2009, we completed our merger with OMH and changed our name to China TopReach Inc.

Pursuant to a restructuring agreement dated January 14, 2010, three China TopReach shareholders, TopBig International Development Limited (“TopBig”), Blazing Sun Holdings Limited (“Blazing Sun”) and Keep Profit International Capital Limited (“Keep Profit”), agreed to exchange certain of their shares in China TopReach for shares in ShiFang and to provide guarantees and pledge their shares in China TopReach and ShiFang to secure performance of the obligations of China TopReach, OMH and ShiFang. On January 18, 2010, China TopReach transferred its entire shareholding interest in OMH to ShiFang, after which ShiFang became the holding company of OMH. On the same date and pursuant to the above arrangements, ShiFang allotted and issued 319,999,999 shares, 42,998,170 shares, 15,859,804 shares and 21,124,062 shares of its common stock to China TopReach, TopBig, Blazing Sun and Keep Profit, respectively.

In February 2010, ShiFang completed a US$35 million private placement of its common shares (the “Private Placement”).  Four institutional investors, CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd., Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited (together, the “Investors”), acquired an aggregate 27.16% equity interest in ShiFang in the Private Placement. On December 3, 2010, the shares of ShiFang became listed on the Main Board of Hong Kong Stock Exchange and raised gross proceeds of approximately US$71.6 million though the initial global public offering (the “Global Offering”). As of the date of this annual report, as the controlling shareholder, China TopReach holds a 43.71% equity interest in ShiFang.

Capital Expenditures

Our capital expenditures were US$1.33 million, US$1.55 million and US$17.37 million in 2008, 2009 and 2010, respectively, which related primarily to additions of fixed assets, leasehold improvement and prepayment of long-term investments. Based on the current market conditions, we expect to incur capital expenditures ranging from US$15 million to US$30 million for 2011 which will be used primarily for acquisitions and investment into media. We plan to fund the balance of our capital expenditure requirements for 2011 with cash on hand, cash from operations, additional bank borrowings, equity offerings and other forms of financing, if necessary.

Corporate Information

Our principal executive offices are located at 6th Floor, San Shan Tower, No. 59, Dongjie Street, Fuzhou City, China 350001. Our telephone number is +86-591-8831-0920. Our registered office in the Cayman Islands is at c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland house, South Church Street, George Town, Grad Cayman, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.ChinaTopReach.com. The information contained on our website does not form part of this prospectus.

B. Business Overview

We are a leading privately owned aggregator and operator of print media businesses and provide a wide range of integrated print media and digital media services to advertisers through a network of newspaper partners in China. Under our business model, we enter into cooperation contracts with our newspaper partners that provide us with exclusive rights to sell advertising spaces in these newspapers. In connection with sale of advertising spaces, we offer value-added advertising services such as design, layout, content planning and event organizing to form one-stop solution packages for our advertising customers.

We have established a print media network consisting of 13 newspapers with a circulation of approximately 2.0 million across China, reaching 16 cities and covering an aggregate population of 82 million. Together with our on-line newspaper website Duk.cn, we provide advertising services to approximately 4,900 and 5,000 corporate clients respectively in 2009 and 3010. We usually enter into exclusive contracts for full or partial cooperation with newspapers. Under a fully cooperative contract, we the manage advertising operations and printing of the newspapers, and provide select content and distribution consultative service to them. Under a partially cooperative contract, we manage part of the advertising operations of the newspapers.

We began our cooperation model in 2005 with newspapers located in Fujian Province. These arrangements allow us, upon payment of deposits to newspapers, to engage in full or partial cooperation with newspapers through exclusive contracts, except final editorial rights which was prohibited by PRC laws. We also obtained an option to acquire the editorial rights if and when PRC law permits. To establish a nationwide print media network, we generally enter into exclusive agreements with either the second or the third largest local newspapers, in terms of circulation, located in more economically developed urban areas, such as Fuzhou, Kunming and Shenyang. This geographic focus enables us to achieve steady growth in advertising revenues driven primarily by increasing personal wealth and urbanization.

The newspapers with which we have contracted focus on the daily life and general interests of local residents, who are attracted by the most up-to-date local news, events and related information. Other popular contents include international and domestic news, development of key events with in-depth commentary, sports and entertainment news and events and classified advertisements. Due to the wide variety of interests of readers of these newspapers, we have been able to provide advertising services to customers from a number of different industries.

Our Strengths

Integrated print media service platform

We have gained significant experience and know how in meeting the demands of advertisers, readers and newspapers, and achieved continued growth in advertising revenues. We provide integrated planning service for newspapers and advertisers to attract more readers. Such integrated service platform enables us to hold competitive advantages over advertising agencies, gain and maintain long-term cooperation relationships with local newspapers.

First mover as a private aggregator of newspaper operations

We pioneered the business model to engage full or partial cooperation with newspapers through exclusive contracts and were the first private company to run operations for newspapers in Fujian Province. Furthermore, no other company has successfully executed this business model and established a network as we did with 13 newspapers across China. We also obtained right of first refusal to acquire the editorial rights when PRC law permits, which positioned us strategically to become a full scale print media company.

Proven track record in print media sector

By successfully cooperating with 13 newspapers, we have built a solid reputation in the print media sector. As we expand our business into new regions, we carefully select newspapers with thorough research and gradually increase the range of cooperation we contract. The newspapers in which we are interested are usually the second or the third largest by circulation in more economically developed cities and regions. After gaining substantial understanding of attributes of the new markets, we will take a further step to engage comprehensive cooperation with the newspapers, including content provision, advertising, printing and distribution consultative service. Additionally, we assist newspapers in analyzing local competitive landscape and increasing newspaper circulation. Such proven track record helps us to expand into new geographic regions.

Considerable barriers to entry

Our business model and solid reputation in the print media sector present considerable barriers to entry for other competitors. First, significant amounts of capital must be deposited in advance to newspapers. In addition, a team with rich experience in content providing and planning, advertising, print and distribution consultative service must be in place to assume operations from the very beginning. Due to years of successful operating experience with newspapers, our management team has build up an impressive track record in the Chinese newspaper sector. A proven track record is critical for newspapers when considering potential cooperation partners and it is hard for competitors to replicate this advantage within a short period.

Extensive yet scalable nationwide network

We currently contract exclusively with 13 newspapers for either comprehensive or partial cooperation across China. The newspapers have a circulation of approximately 2.0 million, while the network reaches 16 cities with an aggregate population of approximately 82 million. We initiated the business model with newspapers in Fujian Province in 2005, by depositing certain amounts with newspapers to engage in full or partial cooperation except for final editorial right which is restricted by law. We have successfully rolled out this model with 13 newspapers and are in discussion with a number of newspapers in different cities and regions. Given the large number and highly fragmented nature of the Chinese newspaper segment, we can build up an extensive network with our effective business model.

Unique, comprehensive database system

We have created a proprietary database management system known as MAITS. The system is fully integrated with our full range of services, including content planning, advertising, printing and distribution consultative service. We believe that further improving the platform will facilitate centralized management control, timely execution of our corporate strategies and establishment of a standardized, transparent and seamless business process. Furthermore, using MAITS to collect and analyze comprehensive data such as advertising rates for newspaper spaces in each local market, we are able to attract advertisers by assuring effectiveness of their advertisements.

Complementary newspaper website

As a complementary means to growing our print media business, the newspaper website (Duk.cn) we operate allows us to reduce costs associated with printing and distribution, increase advertising revenues by selling online spaces and cross-sell its services in other media sectors. In combination with websites managed by newspapers with which we have contracted, the website also provides us the ability to report important news and related follow-ups in a timely fashion.

Devoted, seasoned management team

Our management team has extensive experience and industry knowledge in the Chinese print media sector. Most of our executive directors have more than ten years of experience in the print media industry. The management team has also demonstrated the ability to identify growth opportunities and expand into new business areas. We believe that the experience and knowledge of our management are essential for us to maintain our leading position and competitiveness.

Our Strategies

Our business objective is to become a leading media company in China with fast and profitable growth. We plan to enhance our industry reputation as a provider of integrated print media services and expand successfully into new media. Our specific strategies are as follows:

Enhance our current market position as an integrated print media service provider

We have entered into exclusive cooperative contracts with 13 newspapers across China, two of which are comprehensive agreements under which we are responsible for full management of the newspapers’ advertising operations as well as content provision, printing and distribution consultation. We seek to grow our market share in the cities in which these newspapers operate by increasing the degree of our cooperation as appropriate considering the relevant local market conditions and competitive landscape, including entering into comprehensive cooperative contracts in respect of the six newspapers with which we currently engage in partial cooperation. To increase our cooperation and related revenues, we plan to build on the long term and stable relationships that we have fostered with these newspapers to expand the services we provide to them. We also intend to make continuous efforts to improve our operations, such as implementing measures to ensure the quality of our advertisements, providing more valuable content relevant to each newspaper’s editorial focus, conducting more research to understand each newspaper’s circulation characteristics and targets, and refining our production processes to achieve higher efficiency.

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

Expand into new geographic markets with our successful business model

Our nationwide print media network currently extends over 16 cities across the PRC. We plan to expand into other economically developed cities and regions in China where consumer spending, demographics or other metrics indicate that our business model is likely to be successful. Our geographical focus will remain on the Bohai Bay, Beibu Bay, Northeast regions as well as the Central and Southeast coastal regions, which enjoy substantial support by the PRC Government to develop into strong economic markets.

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

Business Model and Services

Our principal business is the sale of integrated print media service packages to advertisers from a wide spectrum of industries. These packages combine the sale of advertising spaces supplied by our newspaper partners and our value-added advertising services such as design, layout, content planning and event organizing. We also manage advertising spaces for our newspaper partners, consult with newspapers about distribution, engage in newspaper printing and provide content to newspapers. As we expand into new regions, we will continue to carefully select newspapers with thorough research and gradually increase the scope of cooperation with each newspaper. Additionally, we assist newspapers in analyzing the local competitive landscape and increasing newspaper circulation.

As of June 27, 2011, we have entered into exclusive contracts with the following newspapers:

Newspaper	Services	Geographical Distribution	Population coverage
Southeast Express	Advertising, content provision, printing, and distribution consultation and management	Fuzhou and Xiamen, Fujian Province	9.3 million
Lifestyle Express	Advertising, content provision, printing, and distribution consultation and management	Kunming, Yunnan Province	6.2 million
Shenyang Evening	Advertising and production of special editions	Shenyang, Liaoning Province	7.8 million
Modern Life Daily	Advertising and production of special editions	Nanning, Beihai, Qinzhou and Guilin, Guangxi Province	16.7 million
Central Guizhou Morning Post	Advertising, content provision, printing, and distribution consultation and management	Anshun and Guiyang, Guizhou Province	6.5 million
Yan Zhao Metro Newspaper	Classified, small banner and center seam advertising and distribution	Tangshan and Qinhuangdao, Hebei Province	10.2 million
Southeast Business	Education and block classified advertising	Ningbo, Zhejiang Province	5.7 million
Jinhua Daily and	Classified advertising	Jinhua, Zhejiang Province	4.6 million
Jinhua Evening
Dalian Daily	Real estate, decoration, building materials advertising	Dalian, Liaoning Province	6.1 million
Changjiang Business	Classified and healthcare advertising	Wuhan, Hubei Province	8.6 million
Xiamen Daily and Xiamen Evening	Real estate	Xiamen, Fujian Province	2.5 million

Provide select content

We provide select content to newspapers with which we have full cooperation. As of December 31, 2010, we had approximately 111 professionals engaged in planning and providing content to newspapers. These professionals are classified into several groups according to different newspaper categories, including local news, economics, culture and education, and special editions, such as real estate, information technology and automobiles.

We also publish the newspaper content through our online publishing website Duk.cn. As an important complementary media, the website publishes up-to-date news and follow-ups on a timely basis by cooperating with the websites of the contracted newspapers. The emphasis of each of the newspapers is the daily life of local citizens and their general interest, such as first hand local news and events.

The newspapers with which we have exclusively contracts have final editorial decision rights which are currently restricted from foreign ownership under Chinese law. However, we have the option to acquire any or all of such newspapers editorial and publishing rights when such ownership is permitted by law.

Advertising

In addition to providing advertising services to advertisers, our unique advantage over advertising agents is to offer integrated planning for newspapers and advertisers through balancing newspaper content with numerous advertisements. Such know how enables us to attain synergy between advertisers and balanced content to our readers. As of December 31, 2010, we had total of 406 advertising employees. The advertising team has been further divided into several groups according to the industry classification of its advertisers, such as real estate, healthcare, automobile and consumer products. The content planning and advertising teams work closely to explore advertising opportunities and capture valuable news leads.

To generate more advertising contracts, we organize a series of exhibitions and events one to two times a week with the local newspapers with which we have exclusive contracts. Such exhibitions and events have considerable influence in industries in which our advertising clients operate, such as real estate, automobiles, and supermarkets. The increasing degree of influence of the local newspapers in those industries drives up the demand for advertisement in the newspapers. We also expand the advertising business through partnership with 4A (American Association of Advertising Agencies) companies. We are invited to the company introduction meetings held by 4A companies every year. Attending such meetings provides us the opportunity to have direct contact with international corporations that plan to expand into cities where we operate.

Furthermore, we support our subsidiaries and branches operating in other provinces by providing ideas and analytical reports. The MAITS system has been installed to monitor advertising performance of our major rivals’ advertisements. Results from the MAITS system enable us to better serve our advertisers with valuable and real-time information, and also to respond quickly to any competitor’s actions. Additionally, we perform sample survey of customers to evaluate the advertising effects of every kind of advertisement adopted by advertisers. Based on results of such sample survey, we will revise the advertising strategy to improve its effectiveness for advertisers.

We have established internal review procedures to ensure that the advertisements which we publish on behalf of our advertising customers are in compliance with the relevant PRC laws and regulations. Each advertisement is reviewed and examined in detail by our designated advertising personnel. The review process consists of two parts: (i) confirmation that the relevant advertisers has obtained all requisite license and approvals; and (ii) assessment of the contents of the advertisement based on our internal criteria and approval for publication. We classify advertisements into seven general categories: education, real estate, food and beverages, entertainment and food products, medical and pharmaceutical, personals, and referrals from advertising companies and agencies. There are documentary requirements for advertisements in each category, and advertisers have to submit to us the relevant permits, approvals or licenses as required by law.

Distribution consultative service

Besides our content provision and advertising operations, we also provide distribution consultative service to newspapers with which we have contracts. With the purpose of achieving effective circulation, we assist newspapers in distribution management and staff training. In order to reach more readers to maximize newspaper delivery coverage, we help newspapers design and adjust the distribution routes and the number of delivery persons whenever necessary. We operate substantially all aspects of the circulation of Southeast Express and Lifestyle Express through our provision of distribution consultation and management services as a part of our contractual partnership with them. Under our comprehensive cooperation contracts, the distribution staff of the newspapers is under our direct supervisions. Furthermore, we provide creative ideas to newspapers for the purpose of increasing circulation, such as pioneering the “rent” concept, which allows subscribers to pay only 1/3 of the annual subscription fee by returning old newspaper to us. We also offer free newspapers to select hotels, restaurants, banks and hospitals. In addition to participating in advising the distribution process, we also help newspapers to train the distribution staff. In return, the close relationship with distribution departments allows us to obtain first-hand personal information about readers through their subscriptions and to further improve the value of our consultative services.

Event organizing

In addition to the print media services, we organize or assist our advertisers in organizing a series of events for readers. The principal purpose of such events is to attract a considerable amount of readers to participate, and subsequently bring benefits to the advertisers. Events successfully organized by us include personal finance consultations, wedding exhibitions, automobile exhibitions and real estate property visits. For instance, we have organized wedding exhibitions in several cities. Couples considering marriage sign up and leave contact information. Advertisers in the business of decoration, furniture and wedding photography contracted with us for advertising services. Furthermore, we dispatch our staff to focus on content providing and planning to obtain ideas and suggestions following the events. As a result of holding such events, we effectively assist advertisers in increasing sales, which in turn helps increase the advertising revenue of newspapers.

In order to organize events successfully, we have set up numerous clubs aimed to collect and maintain our readers’ general information, such as 3C Customer Club and Southeast Cars Club. We also partner with other clubs to reach more readers.

Newspaper printing

We have two factories in Fuzhou and Kunming used for the printing of Southeast Express and Lifestyle Express, respectively. Our printing services are provided pursuant to our comprehensive cooperation contracts with these two newspapers and we charge them printing fees based on the actual number of copies printed.

Newspaper website

The newspaper website Duk.cn, is a website developed and maintained by us to publish electronic newspapers and magazines. In addition to our print media business, the creation of the website enables us to reduce costs related to printing and distribution, increase advertising revenues by selling online spaces to advertisers and cross-sell our services in other media sectors. In June 2007, Duk.cn was honored as one of the top ten creative websites by the Internet Society of China. In 2008, Duk.cn was ranked third among websites for electronic newspaper and magazines in China according to IResearch. As of December 31, 2010, we have partnered with 45 newspapers and 503 magazine companies, and have published over 10,000 categories of electronic magazines. In addition to adding more value to our existing businesses, the website also provides online advertisement services, which are sold to advertisers in package form when they contracted with the publication.

In combination with websites managed by newspapers with which we have contracts, Duk.cn provides news on a timely basis to attract visitors. Currently, it has a daily click rate of over 300,000 and has approximately 4.5 million registered users.

Moreover, we also operate the websites of Southeast Express and Lifestyle Express pursuant to our comprehensive cooperation contracts with them, and have teams dedicated to provide full technical support and maintenance services. Links to the websites of these newspapers are also provided on website Duk.cn to be accessed by the public to increase the traffic between sites, thereby allowing us to share our respective readership bases.

Media Advertisement Information Tracking System (“MAITS”)

MAITS is a proprietary web-based system designed to track daily media content and advertisement information. MAITS enables us to collect advertising information on media targets, conduct data mining, research and provide analytical reports for management decision making. MAITS contains original data of each monitored media, such as the scale, pattern, space, price, content and layout for advertisement by industry and major advertiser on newspapers across China.

In addition to providing analytical reports, the MAITS staff supports all of our services. Their research activities include producing project feasibility studies for internal use or for its clients. They also collect, compile and analyze market and project data to update and verify information on the MAITS. They produce periodic and topical reports on a daily, monthly and annual basis for distribution on MAITS.

We selectively distribute the reports generated by MAITS to our newspaper partners for free. These users appreciate the information generated by MAITS and are confident in our service quality. We intend to further develop MAITS technically and gather more information to strengthen marketing ability and service quality to further increase revenues.

Sales and Marketing

Our integrated service packages combining advertising spaces and advertising services are sold through direct sales to customers, including both end-advertisers and advertising agents. As of December 31, 2010, we had a sales and marketing team comprising 406 employees to serve approximately 5,000 corporate clients. Our sales force is organized according to industry of the customers.  The sales and marketing team closely works with the designing and content providing teams, who conduct initial analysis on advertisers’ specific needs and provide feedback. Sequentially, the sales and marketing staff can provide customized solutions to the advertisers. We strengthen relationships with advertisers by providing tailored advertising design directly and offering attractive and flexible packages to suit their needs. We leverage a number of factors, including the quality and quantity of the circulation of newspapers with which we exclusively contracts and analytical reports generated by the sales and marketing teams and MAITS, to demonstrate the ability to reach target audience effectively.

We organize annual sales and marketing conferences in Beijing, Shanghai and Guangzhou, where we extend invitations to select target customers and advertising partners, such as 4A companies. The main purpose of such conferences is to assist participants in better understanding the media structure of the local market which they plan to enter, to introduce our position and operations, and to strengthen existing and build new relationships with advertisers. We also organize other sales and marketing events and promotional activities with respect to certain industries to discuss topics relating to that industry, such as development trends and advertising strategies.

Advertisers

We provide services to advertisers from a variety of industries in the PRC, such as real estate, healthcare, telecommunication, and education. The total numbers of corporate clients we have served as of December 31, 2010, 2009 and 2008, are listed in the following table:

	As of December 31,
	2010	2009	2008
Number of Corporate Clients	5,000	4,900	4,000

The majority of advertisers are direct advertisers, which constituted approximately 88% of total advertisers as of December 31, 2010. The chart below illustrates sources of our advertising customers as of December 31, 2010:

By Source of Customers

Furthermore, our corporate advertisers come from diversified industries, including real estate, healthcare, telecommunication, decoration, education and consumable products. The chart below illustrates our corporate advertisers by industry as of December 31, 2010:

By Industry

We have established stable relationships with key advertisers. The top five advertisers contributed approximately 9.0% of our total revenues during fiscal year ended December 31, 2010.

Due to the diversified advertiser base, concentration risk is significantly reduced. The chart below illustrates advertisement space by industry of all newspapers with which we have exclusive contracts:

Advertisement Space By Industry

Suppliers

Our suppliers are primarily our newspaper partners, other newspapers and other media providers that provide us with advertising spaces, which we sell to our advertising customers. For our printing business in Fuzhou and Kunming, we also source ink and consumables as well as newsprint paper from several suppliers. Pursuant to our comprehensive cooperation contracts with Southeast Express and Lifestyle Express, they are responsible for supplying the newsprint paper required for printing services we provide to them.

Seasonality

Our advertising revenues are subject to fluctuations for our customers' products and services and correspondingly, their advertising budgets. Advertising expenditures in the PRC have historically demonstrated mild seasonal fluctuations, with demand generally higher for advertisements in the second half of the year, mainly due to advertising customers tending to expand their advertising campaigns in the second half of the year in preparation for the year-end holidays as well as the upcoming major Chinese New Year holiday in January or February of the following year and as part of year-end efforts to boost their sales performance in order to meet annual sales targets.

Competition

We compete with other local newspapers where we operate for advertising spending. We compete for advertising clients primarily on the basis of newspaper circulation and coverage, location, price, the range of services offered and brand name. We also compete for overall advertising spending with traditional advertising media, such as magazines, television and radio, and with other alternative media companies, such as internet, billboard, frame and public transport advertising companies.

We face certain barriers to entry in the newspaper industry as a result of competition. As most advertising agencies operate pursuant to exclusive agreements with local newspapers, we expect to encounter barriers as we attempt to expand our networks into these cities. Some state-owned print media companies, such as Shanghai Xinhua Media, Chengdu B-ray Media Co., Ltd., Huawen Media Investment Corporation and Beijing Media, with larger size, sufficient capital and significant support from local governments, may present considerable barriers for us to enter the markets where they compete. However, these state-owned companies primarily concentrate on the largest cities, such as Beijing, Shanghai and Shenzhen, which we do not target. Since the majority of approximately 1,938 newspapers in China are located in cities and regions other than those metropolitans, we rarely face direct competition with these state-owned companies.

Employees and Training

We had 977 employees as of December 31, 2010. The following table sets forth the number of employees by function as of December 31, 2010:

	Number of employees	% of Total
Management staff	67	6.9%
Sales and marketing staff	406	41.6%
Content provision staff	111	11.4%
Financial and internal audit staff	116	11.9%
Information technology staff	98	10.0%
Printing staff	91	9.3%
Administrative and other staff	88	9.0%

Total	977

We place a strong emphasis on training our full-time and part-time employees. We assist our employees in enhancing their professional abilities in various ways. The comprehensive training consists of self-developed training programs tailored for different departments, mentorships for inexperienced employees, and organizing brainstorm meetings for senior management. In addition to the internal training, we send senior management to short courses or lectures by external professional institutions to further develop their abilities in business operation and management. On average, each senior management member participates in such training opportunities three to four times every year. We also encourage all employees to participate in media related events.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform and services from competitors and contribute to competitive advantages in the newspaper sector in advertising industry. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements with our employees, partners, contractors and others. We have registered our corporate logo and “Shifang” as trademarks and we have one registered brand and six registered software copyrights associated with our electronic publishing software. We are also the registered holder of seven domain names, including www.ChinaTopReach.com, our main website, www.duk.cn and www.shifangholding.com

Facilities

Our headquarters is located in Fuzhou City, Fujian Province, China, where we lease approximately 3,920 square meters of office space. We have offices and facilities located in numerous cities, such as Beijing, Chongqing, Kunming, Xiamen, Dalian and Wuhan. Our subsidiaries and consolidated affiliates lease approximately 5,900 square meters of office space. For the year ended December 31, 2010, our total rental expenses were approximately US$560,000.

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, we may be involved in litigation or other legal proceedings incidental to our business. However, we do not believe that our business or operations would be materially and adversely affected by any pending litigation or other pending legal proceeding in which we may be involved.

Regulations

 Substantially all of our operations are based in the PRC.  Accordingly, our business is subject to the extensive regulations of the PRC Government.  These regulations govern a wide range of areas including, among others, advertising, publication, distribution and telecommunications.  In addition, our operations are subject to a number of general regulations in the PRC, such as regulations in relation to foreign investments, foreign exchange control and taxation.  This section summarizes the major aspects of the laws, rules and regulations of the PRC that are relevant to our operations.

Principal Laws and Regulations Governing the Advertising Business

The Advertising Law of the PRC (中華人民共和國廣告法) was adopted in the 10th meeting of the Standing Committee of the 8th NPC of the PRC on October 27, 1994 and took effect on February 1, 1995.  It classifies the participants in the PRC advertising industry as (1) advertiser, which means a legal person, an economic entity or an individual that designs, produces and publishes advertisements, either through own efforts or through an entrustment to others, in order to promote sales of goods or services; (2) advertising operator, which means a legal person, an economic entity or an individual that provides services in designing and producing advertisements or related agency services on a commissioned basis; and (3) disseminator, which means a legal person or an economic entity that publishes advertisements for advertisers or for advertising operators entrusted by advertisers.  The advertisers, advertising operators and disseminators are liable for the truthfulness of the content of the advertisements.  The advertisers who entrust advertising operators and disseminators to design, produce or publish advertisements must provide true, lawful and effective supporting documentary evidence in connection with the contents of the advertisements.  The advertising operators and disseminators must examine the relevant documents to verify the contents of the advertisements.  As to advertisements which contain untrue content or lack sufficient supporting documentary evidence, the advertising operators may not provide design, production or agency services and the disseminators may not publish such advertisements.

Pursuant to the Advertising Law of the PRC, advertisements may not contain falsity, misrepresentation or misguidance.  An advertisement should present distinct and clear specifications on the product’s function, place of origin, uses, quality, price, manufacturer, and expiration date of commodities, or the contents, forms, quality, price or promises of the services offered.

•
The contents of advertisements for food, wine and cosmetics must comply with the requirements set by the local health departments and may not contain medical terms or terms that are confusingly similar to medications.

•	The contents of advertisements for medications must be based on the instructions approved by the administrative department of public health at the provincial level or under the State Council.

•
Advertisements that directly or indirectly introduce medical organizations or medical services must be submitted to the administrative department of public health at the provincial level and/or the administrative department for traditional Chinese medicine at the provincial level for content approval prior to publication.  These advertisements are also subject to supervision by the relevant Administration of Industry and Commerce.

•
Advertisements for tobacco products through forms of media such as radio broadcast, films, television, newspapers or periodicals are prohibited.  Advertisements for tobacco products through forms of media other than those prohibited are subject to prior approval by the Administration of Industry and Commerce at the provincial level or the relevant authorized Administration of Industry and Commerce at the municipal level.

•	Advertisements for special drugs such as anesthetics, psychotropic drugs, toxic drugs and radioactive drugs are banned.

•
All advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals through radio broadcast, films, television, newspapers, magazines, and other forms of media, as well as any other advertisements which are subject to censorship review according to applicable laws and regulations, must obtain content approval from the relevant authorities prior to publication.

In the case of promoting goods or services with untrue advertisements, the relevant advertising regulatory authorities may require an advertiser to stop publishing the advertisements and to make public corrections utilizing the same amount of advertising expenses, and impose a fine of an amount up to five times the advertiser’s advertising expenses.  The responsible advertising operator and disseminator may be subject to confiscation of their relevant income from providing the advertising services, as well as a fine of an amount up to five times the aforesaid income or an amount not exceeding RMB10,000 if the liable party did not receive income from the misconduct.  In cases of severe violations, liable parties may be subject to forced termination of their advertising businesses, revocation of their business licenses or even criminal proceedings if their acts constitute criminal offences.

Further, the advertiser may be subject to civil liabilities for publishing untrue, deceptive or misleading advertisements resulting in infringement upon the rights and interests of consumers who have bought the advertised goods or used the advertised services; and any advertising operator and disseminator who knew or should have known the misconduct but still designed, produced or published the advertisement will be jointly and severally liable for damages.  If the advertising operator or disseminator is unable to identify the advertiser and provide an accurate address of such advertiser, they will bear the entire civil liability.  We were fined an aggregate amount of RMB15,650 during the Track Record Period by the relevant local Administration of Industry and Commerce for publication of advertisements which were deemed inappropriate.  Except for the foregoing, as of the Latest Practicable Date, we have not been subject to any other fines imposed by the relevant authorities for publication of untrue, deceptive or misleading advertisements.

Pursuant to the Regulations on Administration of Advertising (廣告管理條例) promulgated by the State Council on October 26, 1987, advertising companies may only engage in the advertising business if they have obtained from SAIC or its local branches a business license which specifically includes in its business scope the operation of an advertising business.  A company conducting advertising activities without such a license may be subject to penalties including fines, confiscation of advertising income and orders to cease advertising operations.  Pursuant to the Measures on Administration of Advertising Operation Licenses (廣告經營許可證管理辦法) and the Detailed Rules for the Implementation of the Regulation on the Administration of Advertising (廣告管理條例施行細則), promulgated and revised by SAIC on November 30, 2004, and which took effect on January 1, 2005 (Order of SAIC No. 18), certain entities, including but not limited to radio and television stations and publishing institutions, must also obtain an advertising operating license from a branch of SAIC at the county level or above before they can engage in the advertising business. These licenses will set forth the permitted advertising activities.

In compliance with Detailed Rules for the Implementation of the Regulation on the Administration of Advertising, a foreign-invested enterprise must file an application to engage in the advertising business in the PRC in accordance with the Regulations on the Administration of Foreign-invested Advertising Enterprises (外商投資廣告企業管理規定) and other relevant regulations.

Principal Regulations Governing the Businesses of Publication, Distribution and Printing

The Regulations on Administration of Publication (出版管理條例), which were promulgated by the State Council on 25 December 2001 and took effect on February 1, 2002 (Order of the State Council [2001] No.  343) stipulates that, among other things, (1) publishing activities shall include publishing, printing or reproduction, import, and distribution of publications; (2) newspapers, periodicals and books must be published by publishing entities; and (3) to establish a publishing entity, the organizing unit must apply to the Administrative Department for Publication at the provincial level at its locality for its review and further submission of the application to the Administrative Department for Publication under the State Council for approval.  The organizing unit must subsequently complete the procedures for obtaining a publishing license after receiving the approval decision, and must obtain a business license from the Administration for Industry and Commerce in accordance with the relevant law.  Pursuant to the Regulations on Administration of publication, publications may not contain the following contents: (1) contents that contravene the basic principles established by the constitution of the PRC; (2) contents that endanger the unification, sovereignty and territorial integrity of the PRC; (3) contents that will be regarded as national secrets of the PRC, contents that may endanger national security or contents that may damage the honor or benefits of the PRC; (4) contents that incite hatred or discrimination, undermine solidarity of the nations, or infringe on national customs and habits; (5) contents that propagate evil cults or superstition; (6) contents that disturb public order or destroy public stability; (7) contents that propagate obscenity, gambling, violence or instigate crimes; (8) contents that insult or slander others, or infringe upon the lawful rights or interests of others;(9) contents that endanger public ethics or the fine national cultural traditions; and (10) contents prohibited by laws, administrative regulations and provisions of the PRC.

Pursuant to the Regulations on Administration of Publication and Provisions for the Administration of the Publications Market (出版物市場管理規定), as amended by GAPP on June 16, 2004 and which took effect on July 1, 2004, (1) the PRC adopted a licensing system for the distribution of publications and without due license, no entity or individual may engage in the activity of distributing publications; (2) entities which engage in the general distribution of newspapers, periodicals and books must first obtain a publication operation permit (出版物經營許可證) from GAPP and a business license from the Administration for Industry and Commerce in accordance with the relevant law; (3) publishing entities which engage in the wholesaling of newspapers, periodicals and books must first obtain a publication operation permit from the Administrative Department for Publication at the provincial level and a business license from the Administration for Industry and Commerce in accordance with the relevant law; and (4) entities and individuals which engage in the retailing of newspapers, periodicals and books must first obtain a publication operation permit from the Administrative Department for Publication at the county level and a business license from the Administration for Industry and Commerce in accordance with the relevant law.  Provisions for the Administration of the Publications Market further provide that (1) “publication distribution” includes general distribution, wholesale, retail, and other activities, such as leasing and sales exhibitions; (2) “general distribution” means exclusive sale of publications by an entity engaging in general distribution of publications; (3) “wholesale” means sale of publications to other publication operators; and (4) “retail” means sale of publications directly to consumers.

Principal Regulations Governing the ICP Business

The Regulations on Telecommunications of the PRC (中華人民共和國電信條例) was promulgated on September 25, 2000 by the State Council.  It categorizes all telecommunication services in China as basic telecommunications services and value-added telecommunications services and sets forth extensive guidelines on various aspects of telecommunications operations in China.  According to the Regulations on Telecommunications of the PRC, a commercial telecommunication services provider in China must obtain an operating license from the Ministry of Industry and Information Technology, or MIIT, or its provincial-level counterparts.

In addition, Internet information services are regulated by the Administrative Measures on Internet Information Services (互聯網信息服務管理辦法) promulgated on September 25, 2000 by the State Council.  It defines “Internet information services” as services which provide information to online users through the Internet.  Internet information services are divided into commercial services and non-commercial services.  Internet information services providers which provide commercial services are required to obtain an operating license from the MIIT or the relevant provincial counterpart.  The Administrative Measures on Internet Information Services also provide that anyone who intends to provide Internet information services relating to news, publication, education, medical and health care, pharmaceuticals or medical equipment and certain other matters must first obtain approval from the competent governmental authorities of the relevant industry as required by relevant laws and regulations prior to applying for an operating license or making a filing with the MIIT or the relevant provincial counterpart.

The PRC Government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MIIT, the News Office of the State Council, the Ministry of Culture (“MOC”), and GAPP.  In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content which is found to propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, harm state security, divulge state secrets or contain other content prohibited by the PRC laws and regulations.

Pursuant to the Interim Provisions for the Administration of Internet Publication (互聯網出版管理暫行規定), which was promulgated by the former Ministry of Information Industry and GAPP on June 27, 2002 and took effect on August 1, 2002, those who wish to engage in Internet publishing activities must obtain an Internet publication license from GAPP.  A company conducting internet publishing activities without such a license may be subject to penalties and sanctions, including confiscation of publication equipment and any illegal profits earned in violation of the interim provisions, order to cease operations and fines of an amount up to ten times of the illegal profits earned.  The term “Internet publishing” is defined as online dissemination through which Internet information providers select, edit and process the works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media, and contents in respect to literature, arts and natural science, social science, engineering technology, etc that have already been edited and processed), and subsequently post these contents on the Internet, or transmit these contents over the Internet for browsing, reading use or downloading by the public.

According to the Provisions for the Administration of Foreign-invested Telecommunications Enterprises (外商投資電信企業管理規定) issued by the State Council, which became effective on January 1, 2002 and was amended on September 10, 2008, foreign investors’ ultimate equity ownership in a PRC entity providing value-added telecommunication services may not exceed 50% and a foreign investor wishing to acquire any equity interest in a value-added telecommunication business in the PRC must demonstrate a good track record and experience in providing value-added telecommunication services overseas.  Pursuant to the Catalogue of Industries for Guiding Foreign Investment and the Several Opinions on Canvassing Foreign Investment into the Cultural Sector, foreign investors are prohibited from investing and engaging in Internet publishing activities, Internet cultural activities and Internet news information services, except that the Hong Kong service providers and Macao service providers are permitted to invest in joint venture companies engaging in Internet cultural activities, in which the Chinese party has majority ownership.

C. Organizational Structure

China TopReach is a holding company incorporated under the laws of the Cayman Islands and conducts substantially all of its operations through its operating subsidiaries and affiliates in the PRC.

The following diagram illustrates the corporate structure and the place of formation of our subsidiaries and affiliates:

Notes:

(1)	Other subsidiaries consist of various PRC subsidiaries operating advertising and related business in China.

(2)	SF has 100% controlled all other subsidiaries except Shen Yang Zhu Qin Shi Fang Media Development Co., Ltd., of which it holds 51% of the equity interest.

BJHXT currently holds a license for the general distribution of books, newspapers and periodicals. Under PRC laws, foreign-invested enterprises are prohibited from engaging in such business. Through the contractual arrangements described below, one of OMH’s wholly owned subsidiaries, SF, has entered into contractual arrangements with BJHXT and its shareholders, Zhi Chen, Jingui Zhang, Yibin Qiang and Yulin Lin, and such contractual arrangements enable SF to (1) receive a substantial portion of the economic benefits from BJHXT; (2) exercise effective control over BJHXT, and (3) have an exclusive option to purchase all or part of the equity interests in BJHXT when and to the extent permitted by the PRC laws. Accordingly, by virtue of the contractual arrangements, we consolidate BJHXT’s results, assets and liabilities in our financial statements.

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

The Share Purchase Agreement and Earn Out Shares

Under the terms of the Share Purchase Agreement, 2.0 million shares in China TopReach (“Escrowed Shares”) were put in escrow to be released to certain OMH shareholders upon the achievement of 2008 and 2009 net income targets by China TopReach, and an additional 9.5 million China TopReach shares (“Earn-out Shares”) were put into escrow to be released to certain OMH shareholders upon the achievement of net income targets for fiscal years 2009, 2010, 2011 and 2012 by China TopReach.  As a result of the additional risk assumed by TopBig, Blazing Sun and Keep Profit in providing guarantees and pledges of their equity interests to facilitate the Private Placement, the parties amended the Share Purchase Agreement and China TopReach released the Escrowed Shares and 5.5 million shares of the 9.5 million Earn-out Shares to TopBig (3,309,813 shares), Blazing Sun (1,530,712 shares) and Keep Profit (659,475 shares) in February 2010. In addition, the parties also agreed to adjust the calculation of net income used to determine whether the earn out targets are achieved by excluding certain items incurred in connection with the equity financing projects undertaken by China TopReach or any of its subsidiaries since the merger with OMH. Our Board of Directors passed a resolution on April 23, 2010 to issue 2.0 million Earn-out Shares for fiscal years 2009 and 2010 to the other OMH shareholders who did not provide additional collateral during the Private Placement. The issuance of the remaining 2.0 million Earn-out Shares to the other OMH Shareholders who did not provide additional collateral during the Private Placement is unaffected by the above arrangement and is still subject to the achievement of the net income targets for fiscal years 2011 and 2012 based as follows:

Fiscal year	Profit Target	Earn-out Shares

2011	RMB278.8 million (approximately US$41 million)	1,000,000

2012	RMB394.4 million (approximately US$58 million)	1,000,000

On June 23, 2010, we and other signing parties further amended the Share Purchase Agreement again to ratify and approve the above arrangements.

D. Property, Plants and Equipment

See “Information on the Company—B. Business Overview—Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of financial condition and results of operations in conjunction with the section entitled “Selected Consolidated and Other Financial and Operating Data” and the financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

We are the leading privately owned aggregator and operator of print media businesses in China. We have established a print media network consisting of 13 newspapers with a circulation of approximately 2.0 million across China, reaching 16 cities and covering an aggregate population of 82 million. Together with our on-line newspaper website Duk.cn, we provide advertising services to approximately 5, 000 and 4,900 corporate clients respectively in 2010 and 2009. We usually enter into exclusive contracts for full or partial cooperation with newspapers. Under a fully cooperative contract, we manage advertising operation and printing of the newspapers, and provide select content and distribution consultative service to them. Under a partially cooperative contract, we manage part of advertising operations of the newspapers.

We initiated a cooperation model with newspapers located in Fujian Province in 2005, which allowed us, upon certain deposits to newspapers, to engage in full or partial cooperation with newspapers through exclusive contracts, except final editorial rights which was prohibited by PRC laws. Nonetheless, we obtained the right of first refusal to acquire the editorial rights when PRC law permits. To establish a nationwide print media network, we only enter into exclusive agreements with either the second or the third largest local newspapers, in terms of circulation, located in more economically developed urban areas, such as Fuzhou, Kunming and Shenyang. This geographic focus enables us to achieve steady growth in advertising revenues driven primarily by increasing personal wealth and urbanization.

The newspapers with which we have contracted focus on the daily life and general interests of local residents, who are attracted by the most up-to-date local news, events and related information. Other popular content include international and domestic news, development of key events with in-depth commentary, sports and entertainment news and events and classified advertisements. Due to the wide variety of interests of readers of these newspapers, we have been able to provide advertising services to customers from a number of different industries.

The majority of our revenue is derived from advertising revenue from our contracted newspaper partners. We receive payments primarily from advertisers directly, as well as through advertising agents. We also generate revenues from providing publishing and distribution services to the newspapers. Our strategy is to contract with more newspapers in rapidly developing cities to reach more affluent readers and to create a national integrated print media platform for advertisers.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepared our financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information and assumptions that believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

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

Revenue recognition

We generate revenue primarily from advertising to end customers and printing service and publishing consulting services provided to newspapers. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured. Revenue from advertising contracts, net of rebates, is generally recognized over the period in which the advertisement is displayed. Revenue from printing, net of value-added tax, is recognized when the service is provided.

In addition, we received grants from the PRC government. A government subsidy is recognized when there is a reasonable assurance that we have complied with the conditions attached to the subsidy and that the grant will be received. The government grant is currently included in Other Income in the consolidated statement of operations.  We received US$633,363 and US$284,319 for the years 2010 and 2009 respectively.

 Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts, and do not bear interest.  The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable.  Our management determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure to our customers.

Inventories

Inventories mainly consist of newsprint paper and printing consumables. Inventories are stated at the lower of cost or market value.  Cost is determined using the weighted average cost method. Cost includes materials, transportation cost and labor related to the purchase of inventories.  We regularly review inventory quantities on hand and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis.

Property, plant, and equipment, net

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Construction in progress represents the costs of property, plant and equipment under construction or installation. Depreciation commences when the asset is placed in service. The accumulated costs are reclassified as property, plant and equipment when installation or construction is completed.

The estimated useful lives of the assets as follows:

Years

Leasehold improvement	5
Buildings	40
Machinery and equipment	5-10
Office equipments and furniture	5
Motor vehicles	5-10

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

Deposits to newspaper

Per agreements between us and certain local newspapers, we are required to make deposits to obtain advertising operational rights from these the contracted newspapers.  Such deposits are interest free, and refundable at termination of the contracts or on request under mutual consent. Deposits paid for contracts expiring in one year or less are classified as short term. Long term deposits over one year are classified as long term on the balance sheet.

Intangible assets

We capitalized certain internal use software and website development costs. Such costs are carried at cost less accumulated amortization.  Intangible assets are amortized using the straight-line method over the estimated economic life of the intangible assets.

The intangible assets are subject to impairment test on an annual basis and are being amortized over three to ten years.

Income taxes

We account for income taxes under FASB ASC Topic 740 “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

We adopted FASB ASC Topic 740, “Income Taxes”, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

Foreign currency translation

We use U.S. dollars as the functional and recording currency. The functional currency of the subsidiaries and VIEs is RMB. Translation adjustments are reported as other comprehensive income in the statement of operations and accumulated as other comprehensive income in equity section of balance sheets.  Financial information is translated into U.S. dollars at prevailing or current rates respectively, except for revenues and expenses which are translated at average current rates during the reporting periods.

The accompanying consolidated financial statements are presented in U.S. dollars. Capital accounts of the financial statements are translated into U.S. dollars from RMB at their historical exchange rates when the capital transactions occurred.  Assets and liabilities are translated at the exchange rates as of balance sheet date.  Income and expenditures are translated at the average exchange rate of the reporting periods.

	2010	2009	2008
	(RMB per US$1.00)
Year as of December 31:	6.6120	6.8372	6.8542

Average for the year:	6.7781	6.8409	6.9623

Stock-based compensation

We award stock options and other equity-based instruments to our employees, directors and consultants (collectively “share-based payments”). Compensation cost related to such awards is measured based on the fair value of the instrument on the grant date and is recognized on a straight-line basis over the requisite service period, which generally equals the vesting period.  All of the Company’s stock-based compensation is based on grants of equity instruments and no liability awards have been granted.

RESULTS OF OPERATIONS

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

Revenues increased by 14.5% from US$68.3 million for the year ended December 31, 2009 to US$78.2 million for the year ended December 31, 2010, primarily as a result of the revenue from newspaper advertising of Southeast Express, Shenyang Evening News, Lifestyle Express, Modern Life Daily, Central Guizhou Morning Post etc. increased by 9.9% from US$54.9 million for the year ended December 31, 2009 to US$60.3 million for the year ended December 31, 2010. Our revenue from online services increased by 38.6% from US$7.0 million for the year ended December 31, 2009 to US$9.6 million for the year ended December 31, 2010. The substantial increase in our advertising revenue was attributable to an overall increase in the number of advertisements placed by advertisers and the unit price of each advertisement. Revenue from our comprehensive cooperation contracts accounted for approximately 83% of our total newspaper advertising revenue for the year ended December 31, 2010. As of December 31, 2010, the new television and radio advertising business recorded an income of RMB14.4 (or US$2.1) million in 2010.

Cost of revenue

Our cost of revenue increased by 11.1% from US$36.4 million for the year ended December 31, 2009 to US$40.4 million for the year ended December 31, 2010, primarily as a result of the increase in costs associated with the increase in the number of newspaper advertising projects and new television and radio advertising projects.

Gross profit and gross profit margin

Gross profit increased by approximately 18.4% from US$31.9 million for the year ended December 31, 2009 to US$37.7 million for the year ended December 31, 2010, in line with the increase in revenue. Our gross profit margin increased from 46.7% in 2009 to 48.3% in 2010. This change was mainly due to a rise in the gross profit margin of the newspaper advertising business.

Sales and marketing expenses

Our sales and marketing expenses increased by 19.7% from US$3.3 million for the year ended December 31, 2009 to US$3.9 million for the year ended December 31, 2010, primarily due to an increase in compensation paid to our sales team. This increase was in line with the increase in our revenue as we pay commissions to our sales personnel based on sales volume. In addition, we have hired additional sales personnel.

General and administrative expenses

Our general and administrative expenses increased by 50.6% from US$5.4 million for the year ended December 31, 2009 to US$8.2 million for the year ended December 31, 2010, primarily due to the implementation of the share option schemes and the provision for bad debt. We have strictly controlled administrative expenses according to our budget, which has effectively restrained the increases in general and administrative expenses as our business expanded in 2010.

Share-based payment expenses

Our share-based payment expenses decreased by 30.5% from US$2.7 million for the year ended December 31, 2009 to US$1.8 million for the year ended December 31, 2010, primarily due to the share-based listing expenses of China TopReach in 2009 and the share option granted by ShiFang in 2010.

Operating income

As a result of the foregoing factors, we recorded operating income of US$20.5 million in the year ended December 31, 2009 compared to US$23.8 million in the year ended December 31, 2010, representing an increase of 16.0%.

Interest income

Interest income decreased by 76.3% from US$170,541 for the year ended December 31, 2009 to US$40,424 for the year ended December 31, 2010, primarily due to the decrease of fixed bank savings.

Interest expense

Interest expense decreased by 66.5% from US$0.6 million for the year ended December 31, 2009 to US$0.2 million for the year ended December 31, 2010, primarily because the outstanding bank loans were repaid in early July 2010 and the new bank loan in the amount of US$7,562,000 was borrowed in December 2010.

Other income

Other income increased by 37.5% from US$1.0 million for the year ended December 31, 2009 to US$1.4 million for the year ended December 31, 2010, primarily due to the increase of financial subsidies granted by government and an increase in the income from other operating activities.

Income before income tax and non-controlling interests

As a result of the foregoing factors, our income before income tax and non-controlling interests increased by 19.0% from US$21.0 million for the year ended December 31, 2009 to US$25.0 million for the year ended December 31, 2010.

Income tax

Income tax decreased by 0.2% from US$3.61 million for the year ended December 31, 2009 to US$3.60 million for the year ended December 31, 2010, primarily due to the preferential tax treatments enjoyed by certain subsidiaries.

Selected balance sheet data as of December 31, 2010 and December 31, 2009

Cash increased from US$6.2 million for the year ended December 31, 2009 to US$82.6 million primarily due to the cash received from private placement and public offering of ShiFang. Total current assets increased by 222.0% primarily as a result of the increase in cash.

Accrued expenses and other payables increased 135.9% from US$8.7 million for the year ended December 31, 2009 to US$20.5 million and total current liabilities increased by 21.5% primarily due to the unpaid professional services for public offering work of ShiFang.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The information for the year ended December 31, 2008 represents the results of operations of OMH.

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

General and administrative expenses

Our general and administrative expenses increased by 22.6% from US$4.4 million for the year ended December 31, 2008 to US$5.4 million for the year ended December 31, 2009, mainly because of one-time listing expense of US$0.5 million and an increase in lease charges in relation to our newly leased office headquarters.

Sales and marketing expenses

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

Income tax expense

Income tax expense increased by 111.5% from US$1.7 million for the year ended December 31, 2008 to US$3.61 million for the year ended December 31, 2009, as a result of the significant increase in our income before tax.

Net income

As a result of the foregoing factors, our profit for the year increased by 51.5% from US$11.5 million for the year ended December 31, 2008 to US$17.4 million for the year ended December 31, 2009.

Selected Balance Sheet Data at December 31, 2009 and December 31, 2008

Cash increased 295% during the period primarily due to US$9.7 million operating cash inflow (compared to US$3.5 million negative operating cash outflow for the year ended December 31, 2008). Accounts receivable increased 28% as a result of increase in revenue. Total current liabilities increased by 4% primarily as a result of the increase in advances from customers in line with the revenue increase.

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

Sales expenses

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

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from its operating activities. As of December 31, 2008, 2009 and 2010, we had US$1.6 million, US$6.2 million and US$82.6 million in cash, respectively. Our cash is mainly used to fund our daily operations and pay deposits to newspapers for exclusive rights to operate contracted newspapers, and investment in media. We expect that more cash is needed to fund its expansion of business, especially to fund deposits to newspapers which will allow it to compete in more cities.

Operating activities

Net cash generated from operating activities amounted to US$4.5 million in 2010, primarily attributable to net income of US$11.7 million and cash provided by controlling interests of US$9.7 million, offset by an increase of US$21.4 million in trade receivables and a decrease in prepaid expenses of US$7.3 million. Our trade receivables increased mainly because of the increase in the incomes from newspaper advertising, internet services and television and radio advertising businesses. Trade receivables turnover days increased from 106 days for the year ended December 31, 2009 to 141 days for the year ended December 31, 2010 primarily due to the increase in sales to our major customers and internet services customers who enjoy longer credit periods.

Net cash generated from operating activities amounted to US$9.7 million in the year ended December 31, 2009, primarily attributable to net income of US$17.4 million and US$2.7 million non-cash share-based payment to financial advisors, offset by increases in trade receivables of US$4.8 million as a result of an increase in advertising revenue, and increases in prepaid expense of US$9.9 million as a result of an increase in advances paid to our newspaper partners in line with the increase in our advertising revenue.

Net cash used in from operating activities amounted to US$3.5 million in 2008, primarily attributable to (1) net income of US$11.5 million, (2) an increase of US$12.9 million in accounts receivable as a result of the increase in advertising revenue, particularly sales in the fourth quarter for which payment had not been received as of December 31, 2008, which negatively affected operating cash flow, (3) a decrease of US$1.3 million in inventory primarily driven by management’s continuous efforts to lower cash usage in newsprint, and (4) an increase of US$1.1 million in income tax payable primarily as a result of net income growth, particularly net income generated in the third quarter for which relevant tax had not been paid as of December 31, 2008.

Investing activities

Net cash used in investing activities in 2010 was US$17.4 million, resulting primarily from a prepayment for long term of investment of US$14.8 million to metropolitan newspaper publisher in China in relation to the potential establishment of a jointly controlled entity with the metropolitan newspaper publisher.

Net cash used in investing activities in the year ended December 31, 2009 was US$1.5 million primarily for US$1.1 million deposits paid in connection with leasehold improvement and US$0.3 million purchases of property, plant and equipment.

Net cash used in investing activities in 2008 was US$1.4 million, resulting primarily from the US$0.8 million in payments for website development and software purchase.

Financing activities

Net cash generated from financing activities was US$88.2 million in 2010 primarily attributable to the offering proceeds of ShiFang shares of US$71.6 million and capital contributions from non-controlling interests of US$35 million, partially offset by the payment of listing and offering expenses of US$11.1 million.

Net cash used in financing activities amounted to US$3.5 million in the year ended December 31, 2009, primarily attributable to repayment to shareholders and related parties.

Net cash generated from financing activities amounted to US$4.7 million in 2008, primarily attributable to net new borrowings from banks (US$3.0 million) and additional funding from shareholders for business growth (US$5.7 million) while offset by repayment of advances from third parties (US$4.0 million).

Capital expenditures

We incurred capital expenditures of US$1.33 millions, US$1.55 millions and US$17.37 millions in 2008, 2009 and 2010, respectively, which related primarily to additions of fixed assets, leasehold improvement and prepayment of long-term investments.

C. Research and Development, Patents and Licenses, etc.

Research and development costs relating to the development of new processes, including significant improvements and refinements to existing software, are expensed when incurred.  The major components of these research and development costs include experimental materials, salaries and overhead costs.  In accordance with the FASB’s accounting standards for research and development costs, we expense the costs associated with the research and development activities when incurred.  The research and development costs amounted to US$76,953 and US$341,847 for the years 2010 and 2009 respectively, which were recorded in administrative expenses.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any arrangement or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. In addition, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We believe that there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

The following states our contractual obligations as of December 31, 2010:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Operating lease commitments	2,534.3	360.4	777.5	659.3	737.1
Long-term borrowings	421.8	-	421.8	-	-

G. Safe Harbor

See “Forward-Looking Statements.”

Recent Accounting Pronouncements

In March 2010, FASB issued authoritative guidance regarding the effect of denominating the exercise price of a share-based payment awards in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The guidance will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. This adoption of the authoritative guidance is not expected to have a material impact on our financial statements.

Our management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Peifeng Hong	45	Director, Chairman of Board
Zhi Chen	46	Executive Director, Chief Executive Officer
Tiezhu Zhang	38	Director and Chief Financial Officer
Min Chen	42	Director
Toshihiro Nakamura	38	Director
Michael W. Zhang	43	Director
Jingfeng Wang	41	Director

Mr. Peifeng Hong is the Executive Chairman of the board.  Mr. Hong co-founded Beijing Hong Xin Tu Culture Communication Co., Ltd. and Olympia Media Holdings Ltd. in 2000, in which he has served as the Chairman of these two companies since then.  Since 1991, Mr. Hong founded and served as Chairman in several enterprises, including Xiamen Yuanhong Group, Xiamen Yuanhong Real Estate Development Ltd. and Xiamen Yuantong Group, across multiple industries such as mining and real estate development.  From 1985 to 1990, Mr. Hong worked in Normal College of Jimei University.  Mr. Hong graduated from Jimei University in 1985. Mr. Hong was elected twice as the Vice Chairman of China International Chamber of Commerce in Fujian Province.

Mr. Zhi Chen has acted as director and Chief Executive Officer since 2002. In the past years, he led us to become the leading privately owned print media and adverting operation in China. Mr. Chen is one of the pioneers in providing content to print media and take advertising operation of state-owned newspapers in Fujian province. From 1982 to 2001, he served in various foreign investment tax and domestic collection and administration, and human resource positions, finally as the human resource director in tax authorities in Fujian province. Mr. Chen graduated in finance from Central Broadcast and Television University in 1988, and received his MBA course education in management from Xiamen University in 2001. Mr. Chen is a qualified accountant and registered tax consultant.

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

Ms. Min Chen serves as an independent director since May 2009. Currently she is an associate professor at The Central Academy of Drama in China. From 1993 to 2007, she was an associate professor in Fujian Normal University. Ms. Chen received her doctor degree of literature from the Central Academy of Drama in 2006, and received her Master’s degree in 2002 and Bachelor’s degree in 1993 from Fujian Normal University.

Mr. Toshihiro Nakamura has been with Index Corporation, one of China TopReach’s shareholders and a media holding company listed on the Japan Stock Market, since October 2007. He has served in various key management positions with Index Corporation, such as President of Index Asia Pacific Limited, Operation Director and General Manager of Tokyo area. Mr. Nakamura received education from Matsumoto Dental University. He speaks Japanese and English.

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

Appointment of Director

Not applicable.

B.	Compensation

The aggregate cash compensation that we paid to our directors and executive officers included in the list under the heading “—Directors and Executive Officers” for the year ended December 31 2010 was US$0.8 million.  We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and consolidated affiliated entities as well as their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits.

Share Option Scheme

(a)	Share Options Issued by China TopReach

A resolution has been passed by our Board of Directors on June 23, 2010 that China TopReach would award 300,000 ordinary shares to a senior executive effective immediately and have another 900,000 ordinary shares incentive pool to the management staff as future compensation in 2011. On June 16, 2011, the Board passed a resolution to issue 900,000 ordinary shares to the management and key employees as incentive.

(b)	Pre-IPO Share Option Scheme by ShiFang

Pursuant to a resolution in writing passed by all the shareholders of ShiFang on February 26, 2010, ShiFang conditionally approved and adopted a Pre-IPO Option Scheme (the “Pre-IPO Option Scheme”).  By the same resolution, ShiFang granted 27,456,156 share options to its directors and employees which are exercisable under the following terms:

(i)	The exercise price of the option should not be less than 100% of the fair market value of the shares of the shares as at the grant date as determined by valuer appointed by ShiFang.

(ii)
40% of total options granted become exercisable a year after grant date, another 30% also become exercisable two years after grant date and remaining 30% become exercisable three years after grant date

The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense, with a corresponding adjustment to equity-based compensation reserves, over the vesting period. At the end of each reporting period, ShiFang revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity. For the year ended December 31, 2010, the equity-based compensation expenses amounted to $795,977 (2009 and 2008: nil).

As of December 31, 2010, no options were exercisable.  All of the outstanding share options will be expired by December 2, 2014.

The weighted average fair value per share option granted during the period is determined by using the binomial option pricing model and it was HK$0.57 ($0.073) per option. The significant inputs into the Binomial option pricing model in determining the fair value of the share options granted by ShiFang are: the fair market value at the grant date of HK$1.79 ($0.231) per option, exercise price of HK$1.82 ($0.235), volatility of 40.66%, expected option life of 4.4 years, dividend yield of 0%, and risk-free annual interest rate of 1.493%. Expected volatility is estimated to be based on historical volatility of the comparable companies over the period that has the same length as the expected life of each grant.

(c)	Share Option Scheme of ShiFang

Pursuant to the resolutions in writing passed by the shareholders of ShiFang on November 8, 2010, ShiFang adopted a share option scheme on November 8, 2010 (“Share Option Scheme”). The purpose of the Share Option Scheme is to provide incentive or reward to (i) any full-time or part-time employees, executives or officers of ShiFang or any of its subsidiaries; (ii) any Directors (whether executive or non-executive, including any independent non-executive Director) of ShiFang or any of its subsidiaries; or (iii) any advisors, consultants suppliers, customers and agents to ShiFang or any subsidiaries (each “Eligible Person”).

The ShiFang board of directors may, at any time within 10 years after the date of approval of the Share Option Scheme, make an offer to grant options to any Eligible Person. The subscription price for shares granted pursuant to the Share Option Scheme shall be determined by the Board of Directors in its absolute discretion and shall be at least the highest of:

(i)	the closing price of the ShiFang shares as stated in the Stock Exchange of Hong Kong Limited’s (the “Stock Exchange”) daily quotations sheet on the date of offer;

(ii)	the average of the closing prices of the shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date on which such offer is made; and

(iii)
the nominal value of shares of ShiFang. The total number of Shifang shares in respect of which options may be granted under the Share Option Scheme is not permitted to exceed 10% of the total number of shares in issue as at the Listing Date, 73,216,512 Shares, without prior approval from the shareholders of ShiFang. The maximum number of shares which may be issued upon exercise of all outstanding options granted, and yet to be exercised, under the Share Option Scheme and any other share option schemes of ShiFang must not exceed 30% of the issued share capital of ShiFang from time to time. The total number of shares issued and to be issued upon exercise of all options granted under the Share Option Scheme to each Eligible Person (including exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of issued shares of ShiFang. Any further grant of share options in excess of this limit is subject to shareholders’ approval in a general meeting. Share options granted to a director, chief executive or substantial shareholder of ShiFang, or to any of their associates, are subject to approval in advance by the independent non-executive directors of ShiFang. In addition, if shares issued and to be issued upon exercise of all options granted under the Share Option Scheme (including options exercised, cancelled and outstanding) to a participant who is a substantial shareholder or an independent nonexecutive director of ShiFang, or any of their associates, in any 12-month period (i) represent in aggregate more than 0.1% of the total number of shares in issue, and (ii) have an aggregate value, based on the closing price of the shares of ShiFang at the date of each grant, in excess of HK$5,000,000 (approximately $645,000), the proposed grant of option must be approved by the shareholders of ShiFang in a general meeting. The amount payable on acceptance of an option is RMB1.00. The exercise period of any option granted under the Share Option Scheme shall not be longer than 10 years from the date of grant of the relevant option. There is no minimum period for which an option must be held before the exercise of the option except otherwise imposed by the board of Directors. As of 31 December 2010, no share option had been granted under the Share Option Scheme.

C.	Board Practices

The board of directors currently includes three independent directors and four non-independent directors. The three independent directors are Min Chen, Michael W. Zhang and Jingfeng Wang. The four non-independent directors are Peifeng Hong, Zhi Chen, Zhang Tiezhu and Toshihiro Nakamura.  None of our directors has a service contract with us that provides for benefits upon termination of employment.

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the following annual meeting of shareholders, at which time such director is eligible for reelection. All current directors have been appointed pursuant to shareholder resolutions. Accordingly, none of the existing directors require reelection at an annual meeting of shareholders.

Audit Committee Pre-approval Policies and Procedures

In accordance with Section 10A(i) of the Securities Exchange Act of 1934, before we engage our independent registered  public accounting firm to render audit or permitted non-audit services, the engagement will be approved by the Board.

Code of Conduct

We have adopted a formal code of ethics statement.

Director Compensation

We intend to pay our non-employee directors a yearly retainer of US$25,000 as well as reimburse their expenses incurred in attending meetings.

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

D. Employees

See the section “Item 4. Information on the Company—B. Business Overview—Employees and Training”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of June 30, 2011, by:

• each of our directors and executive officers; and

• each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 14,912,847 ordinary shares issued and outstanding as of June 30, 2011. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Ordinary Shares Beneficially Owned
Name(1)	Number	Percent
Directors and Executive Officers
Peifeng Hong (2)	1,540,395	10.3%
Zhi Chen (3)	3,885,266	26.1%
Tiezhu Zhang	*	*
Toshihiro Nakamura	*	*
Michael W. Zhang (4)	*	*
Jingfeng Wang	*	*
Min Chen	*	*
All directors and executive officers as a group	5,425,661	36.4%
Principal Shareholders	*	*
Index Corporation	2,801,241	18.8%
Keep Profit International Capital Limited (5)	809,713	5.4%
China Science & Kingwing (HK) Investment Management Limited	1,431,004	9.6%

* Less than 3%
(1)	The business address of each of the individuals is 6th Floor, San Shan Tower, No. 59, Dongjie Street, Fuzhou City, China
(2)	Includes 1,540,395 common shares owned by Blazing Sun Holdings Ltd., a British Virgin Islands company. Mr. Hong is the sole director and sole owner of Blazing Sun Holdings Ltd.
(3)	Includes 3,885,266 common shares owned by Topbig International Development Ltd., a British Virgin Islands company. Mr. Chen is the sole director and sole owner of Topbig International Development Ltd.
(4)	Mr. Zhang was the chief executive officer, secretary and a director of our Company before its business combination with OMH.
(5)	Keep Profit International Capital Limited is owned by Yu Shiquan, Li Gang and Xu Kaining, the management members of us.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Issuance of Earn-out Shares under the Private Placement Agreements

Under the earn-out arrangements as described in “Item 4. Information on the Company—C. Organizational Structure—The Share Purchase Agreement and Earn-out Shares,” the Board of Directors passed resolutions to issue 7.5 million Earn-out Shares to the original shareholders of OMH.

Amounts Due from Related Parties

Due from related parties consists of the following:

	December 31,		December 31,		December 31,
	2010		2009		2008

Chen Zhi	US$	-	US$	59,360	US$	-
Chen Ziquan		-		16,934		-
Xu Kaining		1,058		1,023		-
Xiamen Yuan Liu Culture Communication Co Ltd		-		15,266		-
Xiamen Zhishang Trading Co Ltd		1,814,882		1,904,791		1,900,067
Fujian Jinyi Asia Paper Co Ltd		17,393		-		-
Fuzhou YaQi Art Creative Co Ltd		-		82,358		-
Toshihiro Nakamura		3,514		3,399		-
Qiang Peiying		1,514,560		-		-
Zheng Shouling		-		31,522		-
Other key management personnel		301,000		-		-
	US$	3,652,407	US$	2,114,653	US$	1,900,067
Note: Please refer to Note 8 of our audited consolidated financial statements included elsewhere in this annual report for information on the relationship of these related parties to us.

Amounts Due to Related Parties

Due to related parties consists of the following:

	December 31,		December 31,		December 31,
	2010		2009		2008

Chen Zhi	US$	393,384	US$	-	US$	100,052
Chen Min		50,081		-		-
Hong Peifeng		600,583		-		12,464
Wang Jingfeng		50,081		-		-
Zhang Tiezhu		204,446		-		-
Michael W. Zhang		50,081		-		-
Shenzhen Zhongke Hongyi Venture Investment Management Co., Ltd.		2,123,703		-		-
Topbig International Development Ltd.		23,848		-		-
Fujian ShiFang Digital Technology Co., Ltd.		8,957		-		44,679
Fuzhou Development Zone Xuanye Industry & Trade Co., Ltd.		47,069		-		291,467
Fujian ShiFang Digital Technology Co. Ltd.		-		765		-
Fujian JinDi Mining Co., Ltd.		1,469		5,314,843		1,975,361
Others		12,148		-		1,197,885
	US$	3,565,850	US$	5,315,608	US$	3,621,908

Note: Please refer to Note 16 of our audited consolidated financial statements included elsewhere in this annual report for information on the relationship of these related parties to us.

The amounts due to related parties are unsecured, interest free and payable on demand.

Amounts Due to Shareholders

We incurred the following borrowings from our shareholders:

	December 31,		December 31,		December 31,
	2010		2009		2008
Aotian Holding Ltd.	US$	-	US$	-	US$	107,205
China Science & Kingwin International Investment Limited		-		2,925,174		-
Topbig International Development Ltd.		-		75,716		5,582,990
	US$	-	US$	3,000,890	US$	5,690,195

The borrowings were used to finance daily operations.  All of the above balances were unsecured, non-interests bearing and repayable on demand.  These borrowings were repaid as of December 31, 2010.

Revenue Gnerated from Related Companies

We generated revenue from certain related companies as details below:

	For The Year Ended
	December 31, 2010		December 31, 2009		December 31, 2008

Revenue from related companies:
Companies controlled by a close family member of a director	US$	-	US$	232,426	US$	198,210
Company controlled by a member of our key management		150,927		428,452		191,747
Company controlled by the Chief Executive Officer of the Company		436,553		305,077		-
	US$	587,480	US$	965,955	US$	389,957

Except for the above sales to related companies, we had no other significant related party transactions.

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Option Scheme.”

C Interests of Experts and Counsel

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

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The following table sets forth the high and low closing prices of the our units, ordinary shares and warrants on the over-the-counter bulletin board for the periods indicated since such securities commenced public trading.  The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions:

	Price Per		Price Per		Price Per
	Ordinary Share		Warrant		Unit
	High	Low	High	Low	High	Low
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Most recent fiscal years
2008	7.82	7.28	1.25	0.01	9.09	5.00
2009	8.00	2.50	0.55	0.03	7.50	1.00
2010	6.50	1.85	0.78	0.03	4.00	2.80
Most recent quarters
First quarter 2009	8.00	7.00	0.55	0.33	7.50	5.00
Second Quarter 2009	7.00	2.50	0.20	0.10	5.00	1.00
Third Quarter 2009	5.00	5.00	0.24	0.06	4.00	4.00
Fourth Quarter 2009	5.00	4.00	0.35	0.12	4.00	4.00
First quarter 2010	4.90	1.85	0.35	0.30	4.00	4.00
Second Quarter 2010	5.50	2.15	0.78	0.24	4.00	2.80
Third Quarter 2010	3.89	2.50	0.13	0.06	2.80	2.80
Fourth Quarter 2010	6.50	2.90	0.25	0.03	2.80	2.80
First quarter 2011	4.25	2.10	4.25	2.10	2.80	2.80
Most recent six months
December 2010	4.59	4.00	0.17	0.03	2.80	2.80
January 2011	4.25	3.20	0.03	0.01	2.80	2.80
February 2011	3.20	3.20	-	-	3.15	3.15
March 201	3.21	2.10	-	-	3.15	3.15
April 2011	2.30	2.01	-	-	3.15	3.15
May 2011	2.01	2.01	-	-	3.15	3.15
June 2011 (through June 29)	2.00	1.01	-	-	3.15	3.15

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares, warrants and units have traded under the symbol “CGSXF.OB”, “CGSQF.OB” and “CGSUF.OB” respectively on the over-the-counter bulletin board since January 29, 2007. Our warrants were expired and delisted in January 2011.

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

Certain Requirements and Restrictions

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of this annual report and other than those described in Item 4, “Information on the Company,” Item 7.B., “Major Shareholders and Related Party Transactions—Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

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

PRC Taxation

Under the Enterprise Income Tax Law of 2007 and its Implementation Regulations, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise. The “de facto management body” is defined as an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property.

At present, the PRC tax authorities have not issued any guidance on the application of the new EIT Law and its Implementation Regulations on non-Chinese enterprises or non-Chinese group enterprises and their controlled entities. As a result, it is unclear what factors will be used by the PRC tax authorities to determine whether we are a “de facto management body” in China. However, a substantial number of our management members reside in the PRC, and almost all of our revenues derive from our operations in the PRC. We may therefore be treated as a resident enterprise for PRC tax purposes and be subject to an enterprise income tax rate of 25% on our worldwide income. Dividends received directly from another PRC tax resident enterprise may be exempted from the taxable income.

Moreover, the Enterprise Income Tax and its Implementation Regulations provide that an income tax rate of 10% will be applicable to dividends payable to non-PRC shareholders that are derived from sources within the PRC, unless a tax treaty exists between the PRC and the relevant jurisdictions where such non-PRC shareholders reside and such treaty provides for a reduction or exemption of the relevant tax. If we are considered a non-resident enterprise, dividends we received from our PRC resident subsidiaries will be subject to the 10% PRC income tax. Cayman Islands, where our company was incorporated, has not concluded any tax treaty with the PRC. Furthermore, if we are treated as a resident enterprise for PRC tax purposes, it is unclear whether dividends you receive on our ordinary shares or ADSs, or the gain you may realize from the disposition of our ordinary shares, ADSs or warrants, would be treated as income derived from sources within the PRC and would be subject to PRC tax. It is also unclear whether, if we would be treated as a resident enterprise for PRC tax purposes, holders of our ordinary shares, ADSs or warrants might be able to enjoy the benefit of income tax treaties entered into between the PRC and other countries.

On February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the Notice. According to the 2009 Notice, no enterprise is entitled to enjoy preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose for which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any tax payer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. Since the 2009 Notice is newly issued, it remains unclear how the PRC tax authorities will implement it in practice and to what extent it will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in the PRC to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary was set up for the purpose of taking advantage of the preferential tax rates on dividends, the higher 10% withholding tax rate may apply to such dividend, which will reduce the funds ultimately available to pay dividends to our shareholders.

On August 24, 2009, the State Administration of Taxation promulgated the Administrative Measures for Enjoyment of Tax Treaty Treatments by Non-residents (Trial), or the Administrative Measures, with the effective date on October 1, 2009. Pursuant to the Administrative Measures, the treatment under tax treaties refers to the tax liabilities that should be paid according to the PRC tax laws but can be reduced or exempted under tax treaties. Where non-residents, including non-resident enterprises and non-resident individuals, enjoy special treatment under tax treaties in terms of dividends, interest, royalties or property gains, such non-residents shall apply to the competent tax authorities for examination and approval in accordance with the Administrative Measures; otherwise, they will not be able to enjoy the treatment under the tax treaties.

We expect to receive approval of our preferential dividend withholding rate. However if the preferential rate were for any reason not approved, it would reduce the funds ultimately available to pay dividends to our shareholders.

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
•
any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ordinary shares).Under these rules:

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

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of December 31, 2010, would decrease net income before provision for income taxes by approximately US$80,000 for the fiscal year ended December 31, 2010. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

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

Because substantially all of our earnings and cash assets are denominated in RMB, but our reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $7 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2010.

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

Inflation Risk. Inflationary factors, such as increases in our overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and sales, general and administrative expenses as a percentage of sales revenue if the selling prices of our products do not increase with these increased costs. According to the National Bureau of Statistics of China, the year-over-year change of consumer price index in China was 1.5%, 4.8%, 5.9%, (0.7%) and 3.3% in 2006, 2007, 2008, 2009 and 2010, respectively.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2010, the end of the period covered by the annual report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2010 at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure

(b)	Management’s Annual Report on Internal Control over Financial Reporting .

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

● Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the Company;

● Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

● Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.

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

There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. Copies of the code of ethics are available free of charge upon request. Requests for copies of the code of ethics should be sent in writing to China TopReach Inc, 6th Floor, San Shan Tower, No. 59, Dongjie Street, Fuzhou City, China 350001.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The firm of UHY Vocation HK CPA Limited (“UHY”) has acted since year 2008 as our principal independent registered public accounting firm. UHY is a registered firm with the Public Company Accounting Oversight Board and is a member of the UHY International.

The aggregate fees billed for the last two fiscal years for professional services rendered by auditors are as follows:

	For the Year Ended December 31
	2010		2009

Audit Fees – UHY	US$	100,000	US$	115,000
Audit – Related Fee – UHY	US$	-	US$	-
Tax fees	US$	-	US$	-
All other fees	US$	-	US$	-

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

ITEM 18. FINANCIAL STATEMENTS

The following financial statements for China TopReach are filed as part of this annual report.

Page
Number
Reports of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Comprehensive Income	F-4
Consolidated Statement of Changes in Shareholders’ Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7 - F-33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA TOPREACH INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of China Topreach Inc. (the “Company”) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2010, 2009 and 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Topreach Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years ended December 31, 2010, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA Limited
Certified Public Accountants

HONG KONG, June 30, 2011
(THE PEOPLE'S REPUBLIC OF CHINA)

CHINA TOPREACH INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Stated in US Dollars)

	December 31, 2010	December 31, 2009

ASSETS

Current assets
Cash and cash equivalents	$82,577,185	$6,223,937
Trade receivables, net	43,024,316	21,638,970
Other receivables	6,668,958	2,617,558
Prepaid expenses	18,847,343	11,207,014
Due from related parties	3,652,407	2,114,653
Inventories	799,503	578,335
Deposits to newspapers	2,930,550	4,837,926
Total current assets	158,500,262	49,218,393

Non-current assets
Property, plant and equipment, net	7,896,583	5,053,171
Prepayments for leasehold improvement	-	1,104,576
Deposits to newspapers	13,914,080	18,165,331
Prepayment for long term investment	14,821,520	-
Deferred offering costs	-	187,926
Intangible assets, net	634,922	545,817
Total assets	$195,767,367	$74,275,214

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	7,836,930	6,511,437
Trade payables	629,700	803,765
Income tax payable	5,244,752	4,162,051
Advances from customers	1,400,483	3,244,790
Accrued expenses and other payables	20,462,255	8,673,735
Due to related parties	3,565,850	5,315,608
Due to shareholders	-	3,000,890
Due to non-controlling interests	-	504,593
Total current liabilities	39,139,970	32,216,869

Non-current liabilities
Long-term borrowings	421,763	-
Total liabilities	39,561,733	32,216,869

Commitments and contingencies Shareholders’ equity
Preferred shares - $0.001 par value, 3,000,000 shares authorized; no shares issued and outstanding at December 31, 2010	-	-
Ordinary shares - $0.001 par value, 60,000,000 shares authorized; 14,912,847 and 16,391,059 shares issued and outstanding at December 31, 2010 and 2009, respectively	14,913	8,892
Additional paid-in capital	48,542,261	9,041,666
Statutory reserve	1,558,282	2,723,217
Retained earnings	13,189,252	28,782,243
Accumulated other comprehensive income	1,714,247	1,419,760
Total China TopReach Inc.’s equity	65,018,955	41,975,778
Non-controlling interests	91,186,679	82,567
Total shareholders' equity	156,205,634	42,058,345
Total liabilities and shareholders' equity	$195,767,367	$74,275,214

See notes to consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US Dollars)

	For The Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008 (A)

Revenue	$78,184,101	$68,289,488	$56,215,975

Cost of revenue	(40,445,567)	(36,413,753)	(36,335,645)

Gross Profit	37,738,534	31,875,735	19,880,330

Operating Expenses
Sales and marketing expenses	(3,949,385)	(3,298,462)	(2,398,030)
General and administrative expenses	(8,167,759)	(5,424,957)	(4,424,954)
Share-based payment expenses	(1,845,977)	(2,654,179)	-

Total operating expenses	(13,963,121)	(11,377,598)	(6,822,984)

Operating Income	23,775,413	20,498,137	13,057,346

Interest income	40,424	170,541	21,349
Interest expense	(215,731)	(644,421)	(444,546)
Other income	1,414,990	1,028,932	505,988

Income before income tax and non-controlling interests	25,015,096	21,053,189	13,140,137

Income tax	(3,593,249)	(3,611,619)	(1,707,597)

Income before non-controlling interests	21,421,847	17,441,570	11,432,540

Less: Net (income) loss attributable to non-controlling interests	(9,672,681)	(3,587)	78,328

Net Income attributable to China TopReach Inc.	$11,749,166	$17,437,983	$11,510,868

Weighted average number of shares outstanding - basic	15,321,170	16,285,126	14,959,000

- diluted	15,321,170	17,750,665	16,209,638

Net income per share – basic	$0.77	$1.07	$0.77

– diluted	$0.77	$0.98	$0.71

(A)	Represents the consolidated statement of operations of Olympia Media Holdings Limited, the Accounting Acquirer

See notes to consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Stated in US Dollars)

	For The Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008 (A)

Net Income	$21,421,847	$17,441,570	$11,432,540

Other comprehensive income

Foreign currency translation adjustment	2,502,465	196,810	500,547

Comprehensive income	$23,924,312	$17,638,380	$11,933,087

Less: Comprehensive income / (loss) attributable to non-controlling interests	11,081,419	14,954	(78,328)

Comprehensive income attributable to China TopReach Inc.	$12,842,893	$17,623,426	$12,011,415

(A)	Represents the consolidated statement of comprehensive income of Olympia Media Holdings Limited, the Accounting Acquirer

See notes to consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008
(Stated in US Dollars)

	Ordinary shares					Non-	Accumulated Other
	Number of Share	Amount	Additional Paid-in Capital	Statutory reserve	Retained Earnings	controlling interests	Comprehensive Income	Total

Balance at January 1, 2008 (A)	14,959,000	$7,459	$7,185,967	$390,038	$2,166,571	$145,941	$733,770	$10,629,746

Capital contributions	-	-	956,952	-	-	-	-	956,952

Appropriation to statutory reserve	-	-	-	905,735	(905,735)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	500,547	500,547

Net Income for the year ended December 31, 2008	-	-	-	-	11,510,868	(78,328)	-	11,432,540

Balance at January 1, 2009 (A)	14,959,000	$7,459	$8,142,919	$1,295,773	$12,771,704	$67,613	$1,234,317	$23,519,785

Share effectively issued to former shareholders of Topreach as part of the recapitalization	1,096,087	1,097	(1,755,096)	-	-	-	-	(1,753,999)

Issuance of ordinary shares to financial advisor at closing, fair value $7.9 per share	335,972	336	2,653,843	-		-	-	2,654,179

Appropriation to statutory reserve	-	-	-	1,427,444	(1,427,444)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	11,367	185,443	196,810

Net income for the year ended December 31, 2009	-	-	-	-	17,437,983	3,587	-	17,441,570

Balance at December 31, 2009	16,391,059	$8,892	$9,041,666	$2,723,217	$28,782,243	$82,567	$1,419,760	$42,058,345

Issuance of shares to a senior executive as compensation	300,000	300	1,049,700	-	-	-	-	1,050,000

Issuance of earnout shares	-	7,500	26,492,500	-	(26,500,000)	-	-	-

Shares forfeited and cancelled	(1,778,212)	(1,779)	-	-	-	-	-	(1,779)

Share based compensation	-	-	347,890	-	-	448,087	-	795,977

Changes in ownership interest from private placement of ShiFang shares	-	-	2,999,060	(1,136,270)	-	33,729,609	(592,399)	35,000,000

Changes in ownership interest from initial public offering of ShiFang shares	-	-	17,798,412	(396,738)	-	54,368,684	(206,841)	71,563,517

Costs associated with initial public offering	-	-	(9,186,967)	-	-	(8,997,771)	-	(18,184,738)

Appropriation to statutory reserve	-	-	-	368,073	(842,157)	474,084	-	-

Foreign currency translation adjustment	-	-	-	-		1,408,738	1,093,727	2,502,465

Net income for the year ended December 31, 2010	-	-	-	-	11,749,166	9,672,681	-	21,421,847

Balance at December 31, 2010	14,912,847	$14,913	$48,542,261	$1,558,282	$13,189,252	$91,186,679	$1,714,247	$156,205,634

(A)	Represents the consolidated statement of changes in shareholders’ equity of Olympia Media Holdings Limited, the Accounting Acquirer

See notes to consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US Dollars)

	For The Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008 (A)
Cash flows from operating activities:
Net income	$11,749,166	$17,437,983	$11,510,868

Adjustments to reconcile net income to net cash provided by /(used in) operating activities:
Depreciation	897,154	840,636	736,464
Amortization	88,668	134,384	25,026
Non-controlling interests	9,672,681	3,587	(78,328)
Share-based payment expenses	1,845,977	2,654,179	-
Bad debt expense	802,290	125,422	127,513
Loss on disposal of property, plant and equipment	8,852	-	-
Changes in assets and liabilities:
Trade receivables	(21,450,628)	(4,838,031)	(12,866,710)
Other receivables	2,041,267	1,226,342	(1,242,781)
Prepaid expenses	(7,258,626)	(9,872,952)	1,213,422
Inventories	(201,470)	(289,710)	1,344,106
Deposits to newspapers	6,942,102	1,153,026	(6,843,571)
Trade payables	(201,441)	(3,039,512)	129,542
Income tax payable	940,945	2,490,473	1,058,430
Advances from customers	(1,954,822)	2,267,458	384,390
Accrued expenses and other payables	570,313	(564,647)	1,046,292
Net cash provided by/(used in) operating activities	4,492,428	9,728,638	(3,455,337)

Cash flows from investing activities
Purchase of property, plant and equipment	(2,391,979)	(326,512)	(572,139)
Prepayment for long term investment	(14,821,520)	-	-
Deposits paid in connection with leasehold improvement	-	(1,104,576)	-
Expenditures for intangible assets	(155,777)	(115,999)	(843,383)
Net cash used in investing activities	(17,369,276)	(1,547,087)	(1,415,522)

Cash flows from financing activities:
Proceeds from private placement	35,000,000	-	-
Capital contributions from shareholders	-	-	956,952
Offering proceeds of ShiFang shares	71,563,517	-	-
Payment of listing and offering expenses incurred	(11,103,251)	(1,910,953)	(521,713)
Proceeds from reverse merger	-	491,234	-
Proceeds from borrowings	8,258,693	9,436,611	3,043,308
Repayment of short-term borrowings	(6,511,437)	(8,263,617)	-
Repayment to third parties	-	-	(3,999,042)
Repayment to related parties	(5,366,201)	(429,710)	(301,978)
Repayment to shareholders	(3,103,098)	(2,703,701)	5,741,282
Repayment to non-controlling interests	(521,779)	(87,755)	(231,826)
Net cash provided by/(used in) financing activities	88,216,444	(3,467,891)	4,686,983

Effect of foreign currency conversion on cash	1,013,652	(65,591)	500,547

Net increase in cash and cash equivalents	76,353,248	4,648,069	316,671
Cash and equivalents, beginning	6,223,937	1,575,868	1,259,197
Cash and equivalents, ending	$82,577,185	$6,223,937	$1,575,868

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest paid	$215,694	$645,208	$405,405
Income tax paid	$2,617,548	$1,179,083	$575,437

(A)	Represents the consolidated statement of cash flows of Olympia Media Holdings Limited, the Accounting Acquirer

See notes to consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

1.	ORGANIZATION AND BUSINESS OPERATIONS

The consolidated financial statements include the financial statements of China TopReach Inc. (the “Company” or “China TopReach”), its subsidiaries and variable interest entities (“VIE”). The Company, its subsidiaries and VIE are collectively referred to as the “Group”.  The Group is engaged in publishing and advertising activities in the People’s Republic of China (“PRC” or “China”).

Reverse acquisition

The Company was incorporated in the Cayman Islands on May 3, 2006 as a blank check company for the purpose of effecting a recapitalization, stock exchange, asset acquisition, reorganization or other similar business combination or contractual arrangements with one or more operating businesses.

The Company entered into a Share Purchase Agreement (the “SPA”) dated December 16, 2008 to acquire Olympia Media Holdings Limited, a British Virgin Islands company (“OMH”). OMH was a leading privately owned aggregator and operator of print media businesses in China. OMH has direct ownership in 2 wholly-owned subsidiaries.  Through ownership of these two subsidiaries, OMH also consolidates 100% of other indirectly-owned entities and a VIE.  Following the completion of the transaction described below, OMH became a wholly owned subsidiary of the Company.

On January 27, 2009, the Company acquired all of the issued and outstanding common stock of OMH. For accounting purposes, the acquisition has been treated as a recapitalization. The consolidated financial statements prepared in previous years following the recapitalization were thus issued under the name of the Company (the accounting acquiree), which is also known as the legal parent, but as a continuation of the financial statements they are those of OMH (the accounting acquirer), with one required adjustment to retroactively adjust OMH’s legal capital to reflect that of the Company. The historical financial statements presented herein prior to the recapitalization are those of OMH as if the acquisition had occurred at the beginning of the earliest period presented.

Pursuant to the terms of the SPA and its amendment dated on January 13, 2009, the Company acquired all of OMH’s shares of common stock issued and outstanding for a consideration of US$6 million in cash and by the issuance of 6,259,000 ordinary shares.  Subsequent to the board meeting on October 10, 2009, the Company issued 1,200,000 ordinary shares to the former shareholders of OMH as settlement for consideration of US$6 million in cash. Such shares (aggregating 7,459,000 shares) have been retroactively accounted for as part of the reverse acquisition and have been reflected as issued at the beginning of the earliest period presented.

Original and revised earn-out share arrangement

Under the terms of an original SPA, on an all-or-none basis, if, on a consolidated basis, the Group achieves or exceeds the specified net income for the fiscal years ending December 31, 2009, 2010, 2011 and 2012, additional ordinary shares of 2,000,000, 2,500,000, 2,500,000 and 2,500,000 respectively, i.e. 9,500,000 shares in total, shall be issued by the Company.

However, due to the additional risk assumed by the OMH shareholders including Topbig International Development Limited (“Topbig International”), Blazing Sun Holdings Limited (“Blazing Sun”) and Keep Profit International Capital Limited (“Keep Profit”) in providing collaterals to facilitate the consummation of the Private Placement, the earn-out arrangement was revised to waive the net income target requirement and the Company released 5,500,000 shares out of the 9,500,000 Earn-out Shares to Topbig International (3,309,813 shares), Blazing Sun (1,530,712 shares) and Keep Profit (659,475 shares) on February 12, 2010.

Considering the impact of the global financial crisis and the fact that certain OMH shareholders did not participate in the Share Subscription Agreement, the relevant parties agreed to further amend the SPA on June 23, 2010 and pursuant to the amended SPA, the Company agreed to allocate and issue an aggregate of 2,000,000 of the remaining 4,000,000 Earn-out shares to the OMH shareholders on April 24, 2010, regardless of whether any profit targets in any year had been achieved by the Company.  Following such issuance, there will still be 2,000,000 Earn-out shares remaining for potential issuance and allotment.  1,000,000 shares will be allotted and issued by the Company to the OMH shareholders for each of the 2011 and 2012 financial year conditionally upon the achievement by the Company of RMB 278.8 million (approximately US$41 million) in 2011 and RMB 394.4 million (approximately US$58 million) in 2012.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

1.	ORGANIZATION AND BUSINESS OPERATIONS - CONTINUED

In addition, to eliminate any statement of operations effect upon the profit targets resulted from the Private Placement (defined below), the Company agreed to grant a special concession in the calculation of net income used to determine whether the profit targets are achieved, by excluding all expenses resulting from any fund-raising activities carried out by the Group since the effective date of the recapitalization.

Spin-off of ShiFang Holding Limited

ShiFang Holding Limited (“ShiFang”) was incorporated in the Cayman Islands on December 9, 2009 as a wholly owned subsidiary of China TopReach to serve as the holding company of OMH and its subsidiaries.  ShiFang plans to use the proceeds from the Private Placement to continue to develop relationships with additional metro newspapers in the PRC and to fund its working capital needs.

During the year, for the purposes of the spin-off and separate listing (the “Spin-off”) of ShiFang, ShiFang and its subsidiaries (collectively, the “ShiFang Group”) underwent and completed a reorganization (the “ShiFang Reorganization”).  In preparation for the listing of ShiFang’s shares on the Hong Kong Stock Exchange, the publishing and advertising businesses underwent a group reorganization, pursuant to which the companies engaged in the publishing and advertising businesses of the Group were transferred to ShiFang.  The Reorganization involved the followings:

-	On December 9, 2009, ShiFang was incorporated with one issued share capital of HK$0.1 allotted and issued to the Company

-
Pursuant to an agreement on January 14, 2010, certain shareholders of the Company, namely: TopBig International, Blazing Sun and Keep Profit transferred its equity interest in the Company to ShiFang in exchange for 80,000,000 new ShiFang shares.  42,998,170 shares 15,859,804 shares and 21,142,026 shares to TopBig International, Blazing Sun and Keep Profit, respectively.

-
On the same date, 319,999,999 shares are issued and allotted to the Company and they are credited as fully paid pursuant to the capitalization issue immediately following the issue of new share to TopBig International, Blazing Sun and Keep Profit.

-	Pursuant to an agreement dated January 18, 2010, the Company transferred its entire equity interests in OMH in exchange for US$ 50,000. Therefore, ShiFang became the holding company of OMH.

-
On February 12, 2010, ShiFang has completed a US$35 million equity private placement (the “Private Placement”) by issuing 149,123,121 shares to four institutional investors (the “Investors”).  The Investors namely, CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd, Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited, acquired an aggregate 27.16% equity interest in ShiFang in the Private Placement.

-	As a result of the above issue of shares and private placement, the Company’s interest in ShiFang was diluted to 58.27%.

On December 3, 2010, ShiFang was listed (the “ShiFang Listing”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), pursuant to which 183,042,000 new shares of HK$0.1 each were issued by ShiFang in the global offering.  The Group has raised gross proceeds of approximately US$ 71.6 million from the global offering and the costs associated with the offering amounted to approximately US$ 18.2 million.  Upon listing of ShiFang, the Group’s interest in ShiFang was further diluted to 43.71%.  In the opinion of the Company’s Board of Directors, ShiFang shall continue be a subsidiary of the Group as the Company can exercise control on ShiFang’s operation and Board of Directors.  There are more than half of the directors in ShiFang’s Board assigned by the Company and who will represent the Company to make unanimous decision in ShiFang.  Therefore, the Company has the power to cast majority votes in ShiFang’s Board of Directors and the power to govern ShiFang’s financial and operating policies.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

1.	ORGANIZATION AND BUSINESS OPERATIONS - CONTINUED

As the above change in the Company’s ownership interest in ShiFang did not result in a loss of control and is thus accounted for as an equity transaction.  The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

2.	VARIABLE INTEREST ENTITIES

Fujian ShiFang Culture Communication Co. Ltd. (“SF”), a subsidiary of OMH, entered into contractual agreements with Beijing HongXinTu Culture Communication Company Limited (“BJHXT”).

Based on the contractual arrangements, SF agreed to provide consulting services to BJHXT, including (i) market research; (ii) business development and market consultation; (iii) consulting services in respect of labor matters; (iv) construction and maintenance of information networks and network security; (v) technical support for the software and technology required by BJHXT and (vi) such other services as may be required by BJHXT and agreed to be performed by SF for BJHXT exclusively in relation to its business operations in exchange for service fees according to the nature of the service content and time spent based on market price.  The term of the service agreement is ten years commencing on July 1, 2008 and the agreement automatically renews for successive periods of five years provided SF does not issue any notice of termination 30 days before the relevant termination date.

This contractual agreement was entered into to establish a situation under which SF obtains effective management of and operational and economic control over BJHXT and has an exclusive option to purchase all or part of the equity interest in BJHXT when and to the extent permitted by the PRC laws.  The contractual agreement, taken as a whole, has established a contractual position which allows the economic benefits of BJHXT’s business to flow to SF.  In addition, under the agreement, all the directors in BJHXT are to be nominated by SF.  Through its control over the directors of BJHXT, the management of the Company believe that SF is able to monitor, supervise and effectively control the business, operations and financial policies of BJHXT.  The agreement also enables SF to exercise control over and to acquire equity interests in BJHXT at an agreed sum or, in the event that such agreed price is lower than the lowest price permissible under PRC laws, at such price as is permitted by the relevant PRC laws and regulations.

Accordingly, by virtue of the contractual arrangements, SF is the primary beneficiary of BJHXT as defined by ASC 810 “Consolidation of Variable Interest Entities (“VIE”)”. Therefore, the Company consolidates BJHXT and its subsidiaries as VIE.

BJHXT has 4 wholly owned subsidiaries and a 51%-owned subsidiary.

The liabilities recognized as a result of consolidating the VIE do not represent additional claims on our general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating the VIE do not represent additional assets that could be used to satisfy claims against our general assets.  Reflected in the December 31, 2010 and 2009 balance sheets are consolidated VIE assets of approximately $21,000,000 and $6,400,000, respectively, which are comprised mainly of cash, receivables, inventory, property and equipment. VIE liabilities of approximately $18,000,000 and $19,000,000, respectively, mainly consist of borrowings and payables for working capital.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

3.	SUBSIDIARIES OF THE COMPANY

As of December 31, 2010, the consolidating subsidiaries and VIEs are as follows:

Name of Company	Principal activities	Place of Incorporation	Attributable equity interest %

Directly owned
ShiFang Holding Limited	Investment holding	Cayman Islands	43.71%
(“ShiFang”)

Indirectly owned
Beijing BaiChuan DuKe Science and Technology Co., Ltd,	Provision of technology promotion and consultancy services	Beijing, People’s Republic of China	100%

Beijing HanDing Advertisement Co., Ltd.	Provision of full- line advertising services	Beijing, People’s Republic of China	100%

Beijing HongXinTu Culture Communication Co., Ltd.	Provision of publishing services	Beijing, People’s Republic of China	100%

Chongqing ShiFang Culture Communication Co., Ltd.	Provision of full- line advertising services	Chongqing, People’s Republic of China	100%

Dalian ShiFang Media Co., Ltd.	Provision of advertising services	Dalian, People’s Republic of China	100%

Dongkuai (Fuzhou) Investment Consultancy Services Co., Ltd.	Provision of investment consultancy services	Fuzhou, People’s Republic of China	100%

Fujian ShiFang Culture Communication Co., Ltd.	Provision of full-line advertising agency services	Fuzhou, People’s Republic of China	100%

Fujian ZhiYuan Media Co., Ltd.	Provision of technology consultancy services	Fuzhou, People’s Republic of China	100%

Fuzhou AoHai Advertisement Co., Ltd.	Provision of advertising, investment and internet services	Fuzhou, People’s Republic of China	100%

Fuzhou DongKuai Media Co., Ltd.	Provision of full-line advertising agency services	Fuzhou, People’s Republic of China	100%

Fuzhou HanDing Network Science & Technology Co., Ltd.	Provision of technology consultancy services	Fuzhou, People’s Republic of China	100%

Fuzhou HongXinTu Printing Co., Ltd.	Provision of printing services	Fuzhou, People’s Republic of China	100%

Gloria Fair Limited	Provision of advertising, investment and internet services	Hong Kong	100%

Guizhou Qianzhong Newspaper Industry Printing Co., Ltd.	Provision of publishing and printing services	Guizhou, People’s Republic of China	100%

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

3.	SUBSIDIARIES OF THE COMPANY - CONTINUED

Guizhou ShiFang HanDing Media Co., Ltd.	Provision of full-line advertising services	Guizhou, People’s Republic of China	100%

Hung Hing To Publishing Limited	Provision of publishing and advertising services	British Virgin Islands	100%

Kunming AoHai Advertising Co., Ltd.	Provision of full-line advertising services	Kunming, People’s Republic of China	100%

Kunming HongLianXin Printing Co., Ltd.	Provision of publishing and printing services	Kunming, People’s Republic of China	100%

Liaoning AoHai TianYi Media Advertisement Co., Ltd.	Provision of full-line advertising services	Shenyang, People’s Republic of China	100%

Olympia Media Holdings Limited (“OMH”)	Investment holding	British Virgin Islands	100%

Shenyang ZhuQin ShiFang Media Development Co., Ltd.	Provision of full-line advertising services	Shenyang, People’s Republic of China	51%

ShiFang YaQi Culture Communication (Xiamen) Co. Ltd.	Provision of full-line advertising services	Xiamen, People’s Republic of China	100%

Tianjin ShiFang Advertisement Media Co., Ltd.	Provision of full-line advertising services	Tianjin, People’s Republic of China	100%

Xiamen DuKe Information Science & Technology Co., Ltd.	Provision of technology promotion and consultancy services	Xiamen, People’s Republic of China	100%

ZhiYuan Fuzhou Culture Communication Co. Ltd.	Provision of full-line advertising services	Fuzhou, People’s Republic of China	100%

ZhiYuan (Xiamen) Culture Communication Co. Ltd.	Provision of full-line advertising services	Xiamen, People’s Republic of China	100%

4.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation and consolidation

The accompanying audited consolidated financial statements and related notes have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP) and pursuant the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Recapitalization

Prior to shares exchanged on January 27, 2009, OMH, was a non-reporting privately held company.  The post-recapitalization is accounted for by using accounting principles applicable to recapitalization with OMH being treated as the accounting acquirer and the Company, the legal parent, being treated as the accounting acquiree.

In a recapitalization, all accounting history becomes that of the accounting acquirer (OMH), therefore all historical information prior to the acquisition is that of OMH.  The shares issued to the shareholders of the Company have been stated retroactively.  The recapitalization adjustment reflects all the shares held by OMH prior to the acquisition.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(a)	Basis of preparation and consolidation - continued

The consolidated financial statements after the recapitalization includes all accounts of the Company, its subsidiaries and VIE.  All material inter-company balances and transactions have been eliminated.

Net income is reduced by the portion attributable to non-controlling interests.  The non-controlling interests are disclosed separately in the consolidated statements of operations, consolidated statements of comprehensive income and in the consolidated balance sheets.

Reclassification

Certain comparative figures have been reclassified to conform with the current year’s presentation of the financial statements.

(b)	Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses  during  the  reporting year.  Significant items that are subject to such estimates and assumptions include the valuation of the allowances for trade and other receivables, the recoverability of the carrying amount and the estimated useful lives of long-lived assets and intangible assets, inventories, deposits to newspapers and other contingencies.

(c)	Foreign currency translation

The Company uses USD as the functional and recording currency. The functional currency of the subsidiaries and VIEs is RMB. Translation adjustments are reported as other comprehensive income in the statement of operations and accumulated as other comprehensive income in equity section of balance sheets.  Financial information is translated into U.S. Dollars at prevailing or current rates respectively, except for revenues and expenses which are translated at average current rates during the reporting periods.

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

	2010	2009	2008

Year ended December 31:
USD exchange rate to RMB	6.6120	6.8372	6.8542
Average period:
USD exchange rate to RMB	6.7781	6.8409	6.9623

(d)	Cash and cash equivalents

Cash and cash equivalents represents comprise cash at bank and on hand and demand deposits with banks and other financial institutions.

The Group considers all highly liquid investments with original maturities of three months or less to be cash.  As of December 31, 2010 and 2009, respectively, the Group’s cash was with banks in the PRC where there is currently no rule or regulation mandated obligatory insurance of bank accounts.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(e)	Accounts receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts, and do not bear interest.  The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable.  Management determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

Outstanding account balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure to its customers.

(f)	Inventories

Inventories are stated at the lower of cost or market value.  Cost is determined using the weighted average cost method.  The cost of finished goods comprises newsprint paper and printing consumables.

(g)	Property, plant, and equipment, net

Property, plant and equipment are recorded at cost less accumulated depreciation.  Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to fifty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Construction in progress represents the costs of property, plant and equipment under construction or installation. Depreciation commences when the asset is placed in service. The accumulated costs are reclassified as property, plant and equipment when installation or construction is completed.

The estimated useful lives of the assets as follows:

Years

Leasehold improvement	5
Buildings	40
Machinery and equipment	5-10
Office equipments and furniture	5
Motor vehicles	5-10

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(h)	Impairment of long-lived assets

In accordance with FASB ASC Topic 360, Property Plant and Equipment, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value. If long-lived assets are to be disposed, depreciation is discontinued, if applicable, and the assets are reclassified as held for sale at the lower of their carrying amounts or fair values less costs to sell.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(h)	Impairment of long-lived assets - continued

Based on the Group’s assessment, no impairment was recognized as of December 31, 2010, 2009 and 2008.

(i)	Deposits to Newspapers

Per agreements between the Group and PRC local newspapers (“Newspapers”), the Group is required to make deposits to obtain advertising operational rights from these the contracted Newspapers.  Such deposits are interest free, and refundable at termination of the contracts or on request under mutual consent. Deposits paid for contracts expiring in one year or less are classified as short term. Long term deposits over one year are classified as long term on the balance sheet.

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

The intangible assets are subject to impairment test on an annual basis and are being amortized over three to ten years.

(l)	Fair value measurements

FASB ASC Topic 820, “Fair Value Measurement and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date.  In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability.  These inputs are further defined as observable and unobservable inputs.  Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(l)	Fair value measurements - continued

Level 1 -
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not being applied.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 -
Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Company’s financial instruments, none of which are held for trading purposes, including cash, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

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

In addition, the Group received grants from PRC government.  A government subsidy is recognized when there is a reasonable assurance that the Group has complied with the conditions attached to it and that the grant will be received. The government grant is currently included in Other Income in the consolidated statement of operations.  The Group received $633,363, $284,319 and $186,027 for the years 2010, 2009 and 2008, respectively.

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

The Group contributed $842,157, $1,427,444 and $905,735 to the statutory surplus reserve fund in 2010, 2009 and 2008, respectively. Statutory reserves consist of the followings:

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(n)	Statutory Reserves - continued

Total
Statutory Reserves

Balance on January 1, 2009	$1,295,773
Contribution in 2009	1,427,444
Balance on December 31, 2009	$2,723,217
Contribution in 2010	842,157
Balance on December 31, 2010	$3,565,374

Attributable to:
- ChinaTopReach Inc.	$1,558,282
- Non-controlling interests	2,007,092
$3,565,374

(o)	Income taxes

The Group accounts for income taxes under FASB ASC Topic 740 “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

The Group adopted FASB ASC Topic 740, “Income Taxes”, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

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

The Group has no further payment obligations once the contributions have been paid.  The contributions are recognized as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.  Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(q)	Stock-Based Compensation

The Company awards stock options and other equity-based instruments to its employees, directors and consultants (collectively “share-based payments”).  Compensation cost related to such awards is measured based on the fair value of the instrument on the grant date and is recognized on a straight-line basis over the requisite service period, which generally equals the vesting period.  All of the Company’s stock-based compensation is based on grants of equity instruments and no liability awards have been granted.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(r)	Commitments and Contingencies

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

(s)          Non-controlling interest in consolidated financial statements

ASC 810 requires us to classify non-controlling interests in a subsidiary as part of consolidated net income and to include the accumulated amount of non-controlling interests as part of total equity.  The net profit amounts we have previously reported are now presented as “Net profit attributable to shareholders”.  The calculation of earnings per share continues to be based on income amounts attributable only to shareholders.  Similarly, in our presentation of total equity, we distinguish between equity amounts attributable to shareholders and amounts attributable to the non-controlling interests.

(t)          Research and Development Costs

Research and development costs relating to the development of new processes, including significant improvements and refinements to existing software, are expensed when incurred.  The major components of these research and development costs include experimental materials, salaries and overhead costs.  In accordance to the FASB’s accounting standards for research and development costs, the Group expenses the costs associated with the research and development activities when incurred.  The research and development costs amounted to $76,953 and $341,847 for the years 2010 and 2009 respectively, which were recorded in administrative expenses. There was no research and development cost in 2008.

(u)          Advertising Costs

The Group expenses advertising costs as incurred. There were no material advertising expenses during the periods presented.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(v)          Comprehensive income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated statements of changes in equity and comprehensive income, consisted of cumulative foreign currency translation adjustment in each of the years ended December 31, 2010, 2009 and 2008.

(w)         Segment information

FASB ASC Topic 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements.  The Group has only one segment, all of the Group's operations and customers are in the PRC and all income are derived from the publishing and advertising business.  Accordingly, no segment information is presented.

(x)          Economic and political risks

The Group's operations are conducted in the PRC. Accordingly, the Group's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Group's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

(y)          Recently issued accounting standards not yet adopted

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In March 2010, FASB issued authoritative guidance regarding the effect of denominating the exercise price of a share-based payment awards in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The guidance will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. This adoption of the authoritative guidance is not expected to have a material impact on the Group’s financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

5	TRADE RECEIVABLES, NET

Trade receivables consist of the following:
	December 31, 2010	December 31, 2009

Trade receivables	$44,108,708	$21,892,290
Less: Allowance for doubtful accounts	1,084,392	253,320
Trade receivables, net	$43,024,316	$21,638,970

Provision for uncollectible trade receivables of $802,290, $125,422 and $127,513 has been made for the year ended December 31, 2010, 2009 and 2008, respectively.

6	OTHER RECEIVABLES

Other receivables consist of the following:

	December 31, 2010	December 31, 2009

Utility and rental deposits	$78,368	$81,076
IPO proceeds receivable (a)	4,033,848	-
Advances to employees (b)	589,373	332,664
Government grant receivables	617,527	-
Others (c)	1,349,842	2,203,818
	$6,668,958	$2,617,558

(a)	The amount represented the global IPO proceeds retained by CCB International Asset Management Limited.
(b)	Advances to employees are unsecured, interest free and repayable on demand.
(c)	The amount represented mainly the advances and deposits to third parties with business relationships which are unsecured, interest free and repayable on demand.

7	PREPAID EXPENSES

	December 31, 2010	December 31, 2009

Prepayments for print media advertising	$18,847,343	$11,207,014

Under the terms of the exclusive advertising agreements with metropolitan newspaper’s contract, the Group has to make prepayments for print media advertising to the newspaper publishers, the amounts prepaid to newspaper publishers can be used to offset the fees payable where the amount of prepayment available.  The prepayments may be forfeited in the event that the Group is unable to fulfill the contractual obligations in respect of actual business volume generated.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

8	DUE FROM RELATED PARTIES

	December 31,	December 31,
	2010	2009

Chen Zhi (a)	$-	$59,360
Chen Ziquan (b)	-	16,934
Xu Kaining (c)	1,058	1,023
Xiamen Yuan Liu Culture Communication Co., Limited (d)	-	15,266
Xiamen Zhishang Trading Co., Limited (e)	1,814,882	1,904,791
Fujian Jinyi Asia Paper Co., Limited (e)	17,393	-
Fuzhou YaQi Art Creative Co., Limited (d)	-	82,358
Toshihiro Nakamura (f)	3,514	3,399
Qiang Peiying (g)	1,514,560	-
Zheng Shouling (h)	-	31,522
Others	301,000	-
	$3,652,407	$2,114,653

The amounts due from related parties are unsecured, interest free and repayable on demand.

(a)	Chen Zhi is the director of the Company

(b)	Chen Ziquan is the beneficial owner of Adoration Management Limited, a shareholder of the Company.

(c)	Xu Kaining is the beneficial owner of Keep Profit International Capital Limited, a shareholder of the Company.

(d)	Xu Kaining is a shareholder of this related party.

(e)	The company is controlled by a close family member of a director of the Company.

(f)	Toshihiro Nakamura is a director of the Company.

(g)	Qiang Peiying is the spouse of a director of the Company.

(h)	Zheng Shouling is the spouse of Chen Zhi.

9	INVENTORIES

Inventories consist of the following:

	December 31, 2010	December 31, 2009

Ink	$74,749	$133,320
Newsprint	637,985	391,070
Other consumables	86,769	53,945
	$799,503	$578,335

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

10	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31, 2010	December 31, 2009

Leasehold improvement	$1,641,107	$74,462
Buildings	408,197	425,855
Machinery and equipment	6,459,014	5,415,007
Office equipment and furniture	1,194,797	744,587
Motor vehicles	1,686,177	886,820
Total	11,389,292	7,546,731
Less: Accumulated depreciation	(3,492,709)	(2,493,560)
	$7,896,583	$5,053,171

Management determined that there were no impairment provisions necessary at December 31, 2010 and 2009.  Depreciation expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $897,154, $840,636 and $736,464, respectively.

As of December 31, 2010 and 2009, machineries and equipment with an aggregate net book value of $1,423,624 and $3,587,861, respectively were pledged as collateral for short term borrowings from banks.

11	DEPOSITS TO NEWSPAPERS

	December 31, 2010	December 31, 2009
Deposits to newspaper publishers
- Non-current	$13,914,080	$18,165,331
- Current	2,930,550	4,837,926
	$16,844,630	$23,003,257

Deposits to newspaper publishers represented cash paid by the Group to certain metropolitan newspaper publishers in the PRC pursuant to exclusive agreements between the Group and newspaper publishers. Under the terms of the agreements, the Group has obtained the exclusive rights to sell advertising space of the respective newspapers for a fixed term from 7 to 30 years and it has to transfer specified amount of cash to the newspaper publishers. The cash held by the newspaper publishers will be repayable to the Group upon the expiry of the agreements. The Group assesses the recoverable amount of the deposits on each balance sheet date and the carrying values of these amounts are written down immediately to their recoverable amounts if recoverable amounts are less than the carrying values.

There can be no assurance that the Group will be able to recover the deposits through the sale of the advertising spaces in the relevant newspapers or from provision of the advertising services.  Any such recovery is subject to market conditions, cooperation with the newspaper partners and other factors beyond the Group’s control and may only happen after several years of operations if at all.

12	PREPAYMENT FOR LONG-TERM INVESTMENT

Prepayment for long term investment represents cash paid by the Group to a metropolitan newspaper publisher in the PRC in relation to the potential establishment of a jointly controlled entity with the metropolitan newspaper publisher.  The prepayment will be refundable upon the earlier of the termination of the plan to establish the jointly controlled entity or December 31, 2011 which is the target date to complete the potential investment.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

13	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31, 2010		December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Computer software	$391,258	$132,033	$216,752	$105,897
Website development cost	469,752	94,055	509,234	74,272
Total intangible assets	$861,010	$226,088	$725,986	$180,169

Amortization for the year ended December 31, 2010, 2009 and 2008 amounted to $88,668, $134,384 and $25,026 respectively.

Management determined that there was no impairment charge necessary for the year ended December 31, 2010, 2009 and 2008.  Computer software is amortized over 3 to 10 years.  Website development cost is amortized over 10 years.

Estimated amortization expense at December 31, 2011 for each of the five succeeding years is as follows:

Year ending December 31,
2011	$115,528
2012	104,441
2013	101,998
2014	79,457
2015	74,529
475,953

14	BORROWINGS

Borrowings consist of the following:

	December 31, 2010	December 31, 2009

China Merchants Bank (a)	$7,562,000	$5,119,054
Huaxia Bank (b)	-	585,035
Shenzhen Development Bank (c)	-	807,348
Other loans (d)	696,693	-
	$8,258,693	$6,511,437

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

14	BORROWINGS - CONTINUED

Reported as:	December 31, 2010	December 31, 2009

Short-term borrowings	$7,836,930	$6,511,437
Long-term borrowings	421,763	-
	$8,258,693	$6,511,437

These loans were due within one year and were used to finance daily operations.

(a)	Interests were charged at 110% of PRC prime rate. The loans are secured by the machinery and a property of the Group.

(b)	Interest charged on unpaid outstanding principal balances at rates ranged from 6.903% to 8.217%. Loans are guaranteed by an unrelated company and are secured by the machinery of a subsidiary.

(c)	Interest was charged at 110% of PRC prime rate. Loans are guaranteed by a subsidiary and an unrelated company and are secured by the machinery of a subsidiary.

(d)
The amount represented a loan financing arrangement raised by a subsidiary for acquiring a printing machinery with an interest rate of 5.85%.  Included in the loan was $421,763 to be repaid after one year.

15	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31, 2010	December 31, 2009

Accrued utility expenses and other liabilities	$358,824	$190,901
Accrued salaries and welfare	676,800	1,405,850
Value added tax and other taxes payable	4,434,815	3,633,798
Other payables
- IPO commission payable (a)	4,033,848	-
- Professional and consultancy fees (b)	6,887,160	-
- Amounts due to staff	292,874	83,566
- Deposits received (c)	650,181	1,329,428
- Advances from third parties (d)	2,262,553	1,981,718
- Others	865,200	48,474
	$20,462,255	$8,673,735

(a)	The amount represented the offering commission due to CCB International Asset Management Limited.

(b)	Represented the unpaid professional and consultancy fees in course of ShiFang’s initial public offering.

(c)
Deposits from customers to guarantee advertising volume. Such deposits are interest free and refundable upon termination of the advertising contracts. Deposits will be retained only if the desired volume is not reached at the termination of the contract. Contract period is usually one year or less.

(d)	Advances from unrelated third parties were used to fund daily operations and were due within one year.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

16	DUE TO RELATED PARTIES

Due to related parties consists of the following:

	December 31,	December 31,
	2010	2009

Chen Zhi (a)	$393,384	$-
Chen Min (a)	50,081	-
Hong Peifeng (a)	600,583	-
Wang Jingfeng (a)	50,081	-
Zhang Tiezhu (a)	204,446	-
Michael W. Zhang (a)	50,081	-
Shenzhen Zhongke Hongyi Venture Investment Management Co., Ltd. (b)	2,123,703	-
Topbig International Development Ltd. (c)	23,848	-
Fujian ShiFang Digital Technology Co., Ltd. (c)	8,957	-
Fuzhou Development Zone Xuanye Industry & Trade Co., Ltd.(d)	47,069	-
Fujian ShiFang Digital Technology Co. Ltd. (c)	-	765
Fujian JinDi Mining Co., Ltd. (c) (e)	1,469	5,314,843
Others	12,148	-
	$3,565,850	$5,315,608

(a)	All are directors of the Company
(b)	The company is controlled by a director of the Company
(c)	Chen Zhi is the beneficial owner of these companies
(d)	The company is controlled by a close family member of a director of the Company
(e)	The advance was used to fund the Group’s general working capital needs.

The amounts due to related parties are unsecured, interest free and payable on demand.

17	DUE TO SHAREHOLDERS

Due to shareholders consists of the following:
	December 31,	December 31,
	2010	2009

China Science & Kingwin International Investment Limited	$-	$2,925,174
Topbig International Development Ltd.	-	75,716
	$-	$3,000,890

The borrowings were used to finance daily operations.  All of the above balances were unsecured, non-interests bearing and repayable on demand.  These borrowings were repaid during the year ended December 31, 2010.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

18	DUE TO NON-CONTROLLING INTERESTS

Due to non-controlling interests consists of the following:

	December 31,	December 31,
	2010	2009

Zhu Shengnan (minority shareholder)	$-	$296,905
Qin Guojun (minority shareholder)	-	207,688
	$-	$504,593

Amounts due to non-controlling interests were unsecured, interest free and payable on demand.  The amounts were repaid during the year.

19	EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of shares of common stocks outstanding during the period. Diluted earnings per share is computed on the basis of weighted average number of shares of common stocks plus the effect of dilutive potential common shares outstanding during the period. The components of basic and diluted earnings per share are as follows:

	For The Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008

Net income attributable to common shareholders	$11,749,166	$17,437,983	$11,510,868

Basic weighted average outstanding shares of common shares	15,321,170	16,285,126	14,959,000
Dilutive effect of warrants	-	1,465,539	1,250,638
Dilutive weighted average outstanding shares	15,321,170	17,750,665	16,209,638

Earnings per share
Basic	$0.77	$1.07	0.77

Diluted	$0.77	$0.98	0.71

During the reporting period, the purchases options granted to the underwriters were not included in the computation of diluted earnings per shares because they were anti-dilutive.

A total of 7,500,000 Earn-out shares issued to OMH’s shareholders in 2010 have been included in the computation of the basic and diluted earnings per share to retroactively reflect the effect of the recapitalization.

20	SIGNIFICANT CONCENTRATIONS

Financial instruments which potentially expose the Group to concentrations of credit risk, is cash, accounts receivable and other receivable as of December 31, 2010 and 2009.  The Group performs ongoing evaluations of its cash position and credit evaluations of customers to ensure sound collections and minimize credit losses exposure.

Sales and vendor concentrations

For the years ended December 31, 2010, 2009 and 2008, respectively, all of the Group’s sales were generated within the PRC.  In addition, all accounts receivable as of December 31, 2010, 2009 and 2008 are from entities within the PRC.

For the years ended December 31, 2010, 2009 and 2008, there were no customers accounted for 10% or more of the Group’s revenue.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

20	SIGNIFICANT CONCENTRATIONS - CONTINUED

For the years ended December 31, 2010, 2009 and 2008, there were three vendors accounted for 10% or more of the Group’s cost of revenue, which is summarized in the following:

	For the Year Ended December 31,
	2010		2009		2008
Major Vendors	Purchase	Percentage of Total Cost of Revenue	Purchase	Percentage of Total Cost of Revenue	Purchase	Percentage of Total Cost of Revenue

Shenyang Evening News	$10,063,307	24.88%	$10,119,951	27.79%	$11,141,484	30.66%

South East Express	8,759,036	21.66%	6,565,947	18.03%	6,544,781	18.01%

Lifestyle Express	6,332,534	15.66%	6,018,610	16.53%	5,106,028	14.05%

Total	$25,154,877	62.20%	$22,704,508	62.35%	$22,792,293	62.72%

21	RELATED PARTY TRANSACTIONS

	For The Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008

Revenue from related companies:
Companies controlled by a close family member of a director	$-	$232,426	$198,210
Company controlled by a member of key management of the Group	150,927	428,452	191,747
Company controlled by the Chief Executive Officer of the Company	436,553	305,077	-
	$587,480	$965,955	$389,957

Except for the above sales to related companies, the Group had no other significant related party transactions.

22	SHAREHOLDERS’ EQUITY

Preferred shares
The Company increased its authorized preferred shares from 1,000,000 to 3,000,000 in January 2009 with such designations and other voting rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2010 and 2009, no shares are issued and outstanding.

Ordinary shares
The Company increased its authorized ordinary shares from 20,000,000 to 60,000,000 in January 2009. 14,912,847 shares and 16,391,059 shares were issued and outstanding at December 31, 2010 and 2009, respectively.

During the year of 2010, the Company undertook the following transactions:

(i)	On June 23, 2010, the Company awarded 300,000 ordinary shares to a senior executive as compensation. The shares were valued at $3.5 each totalling $1,050,000.

(ii)
Pursuant to the restructuring agreement dated January 14, 2010 and prior to the consummation of the Private Placement, Topbig International, Blazing Sun and Keep Profit transferred 955,748, 352,526 and 469,938 ordinary shares (totalling 1,778,212 ordinary shares) to Dragon Soar Limited (“Dragon Soar”, a wholly-owned subsidiary of the Company) in return for 20% shareholding in ShiFang.  The terms of this share exchange were determined and agreed among the Company, Topbig, Blazing Sun and Keep Profit taking into account, among other things, the additional risk assumed by these three shareholders in providing collaterals to facilitate the consummation of the Private Placement and the reduced liquidity of unlisted ShiFang shares as compared to listed Company’s shares.  The 1,778,212 shares of the Company held by Dragon Soar was forfeitted and cancelled on April 24, 2010.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

22	SHAREHOLDERS’ EQUITY - CONTINUED

(iii)
As detailed in Note 1, the Company released 5,500,000 shares out of the 9,500,000 Earn-out Shares to OMH shareholders on February 12, 2010.  The Company has also issued the year 2009 and 2010 Earn-out Shares of 2,000,000 to the other OMH shareholders who did not provide additional collateral during the Private Placement on April 24, 2010.  These 7,500,000 shares issued have been included in the computation of basic and diluted EPS to retroactively reflect the effect of the change in capital structure, and the number of shares shown in the balance sheet as of December 31, 2009 was also retroactively stated to 16,391,059 shares.   The 5,500,000 and 2,000,000 shares were valued at $3 and $5 each respectively at the date of issue and a total of $26,500,000 was accounted for in the equity as stock dividends.

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

Number of warrants balance outstanding is as follows:

	Number of warrants
Series of warrants	December 31, 2010	December 31, 2009	Exercise price	Contractual term	Expiration Date
Warrants	5,013,500	5,013,500	$6	4 years	January 23, 2011
Founding Director Warrants	900,000	900,000	$6	4 years	January 23, 2011
	5,913,500	5,913,500

The warrants were expired and unexercised on January 23, 2011.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

22	SHAREHOLDERS’ EQUITY - CONTINUED

Purchase option

On January 29, 2007, the Company sold to the underwriters for $100, an option to purchase up to a total of 315,000 units as compensation for their services. The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering. In lieu of paying the exercise price of $10 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The unit purchase option expires on January 23, 2011 and is exercisable at $10 per unit commencing on the later of (a) the completion of a Business Combination with a target business, or (b) January 23, 2011.

The Company valued the stock options by the Black Scholes model with the following assumptions:

Number of Options Issued	Expected Term	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Grant Date Fair Value
315,000	5	48.3%	0%	5.093%	$958,671

The options were expired and unexercised on January 23, 2011.

23	PENSION AND EMPLOYEE BENEFITS

Full time employees of the Company’s PRC subsidiary participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. Costs for pension and employee benefits for the years ended December 31, 2010, 2009 and 2008 were $521,739, $608,222 and $360,649, respectively.

24	OTHER INCOME

	For The Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008

The amount represented the following:

Sales of newsprint papers	$214,072	$252,014	$-
Sale of scrap materials	398,637	253,475	-
Government grants	633,363	284,319	186,027
Sundries	168,918	239,124	319,961
	$1,414,990	$1,028,932	$505,988

25	SEGMENT REPORTING

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

The Board assesses the performance of the Publishing and Advertising Businesses from both geographic and product perspectives. Geographically, management considers the Group’s Publishing and Advertising Businesses are primarily operated in the PRC. The Businesses derive their revenue, which are subject to common risk and returns, all the Businesses activities are included in a single reportable segment in accordance with ASC 280 “Segment Reporting”.  As such, no segment information is presented.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

26	INCOME TAXES

Cayman Islands
China Topreach and ShiFang, being incorporated in the Cayman Islands as an exempted company, are not subject to any income tax in the Cayman Islands.

Hong Kong
Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profit for the years ended 31 December 2010, 2009 and 2008.  Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group company operates.

People’s Republic of China
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

Subsequent to the effective date of China Corporate Income Tax (“CIT”) Law on January 1, 2008, Kunming HongLianXin continued to enjoy its three-year tax exemption period that commenced from January 1, 2006 with a follow-on two year 50% tax reduction through 2010. Fuzhou HongXinTu continued to enjoy its two-year tax exemption period that commenced from January 1, 2007 with a follow-on three-year 50% tax reduction through 2011. ShiFang YaQi was entitled to the grandfathering treatment where the applicable CIT rate phased-in from 18% to 25% over a period of 5 years through 2013. Xiamen DuKe accredited as an approved High and New Technology Enterprise (“HNTE”) located in the High Technology Development Zone, was entitled to a two-year tax exemption period that commenced from January 1, 2008 which was included as one of the transitional preferential treatments stipulated in Circular 39.  Xiamen DuKe was then re-assessed as a HNTE under the new CIT law regime and become eligible to enjoy a reduced CIT rate of 15% upon the expiry of CIT holiday in 2009.

All of the Group’s income is generated in the PRC.  The Group’s income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof.

A reconciliation of the income tax expense is as follows:-

	For The Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008

Income before tax	$25,015,096	$21,053,189	$13,140,137
Expected tax (25%)	6,253,774	5,263,297	3,285,034
Tax effect of expenses not deductible for tax purposes	82,176	112,082	341,632
Tax effect of revenue not taxable for tax purposes	(56,801)	(3,395)	-
Tax effect of tax losses not recognized	215,695	(120,551)	-
Tax exempted entities	(2,952,052)	(1,645,089)	(1,919,069)
Under provision in previous year	50,457	5,275	-
Income tax expense	$3,593,249	$3,611,619	$1,707,597

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

26	INCOME TAXES - CONTINUED

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

27	CHANGES IN OWNERSHIP INTEREST OF SHIFANG

As a result of the reorganization and spin-off and separate listing of ShiFang during the year as mentioned in Note 1, the Company’s equity interest in ShiFang was diluted.  The Company’s interest was firstly reduced from 100% to 58.27% after the Private Placement of ShiFang shares in February 2010, and the interest was further reduced to 43.71% when ShiFang consummated an initial public offering and was listed on the Main Board of The Stock Exchange of Hong Kong Limited in December 2010.  The Group raised proceeds of approximately $35,000,000 and $71,564,000 from the Private Placement and initial public offering of ShiFang shares, respectively.  This change in the Company’s ownership interest in ShiFang did not result in a loss of control and was accounted for as an equity transaction in accordance with Accounting Standards Update (ASU) 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification.

Net income attributable to China Topreach Inc. and Transfers to the non-controlling interests

The schedule below is to disclose the effects of changes in the Company's ownership interest in ShiFang on the Company's equity.

December 31, 2010

Net income attributable to China TopReach Inc.	$11,749,166

Increase in the Company's paid-in capital from ShiFang's private placement	2,999,060
Increase in the Company's paid-in capital from the initial public offering of ShiFang shares	17,798,412
Net transfers from non-controlling interests	20,797,472

Total change from net income attributable to China TopRreach Inc. and transfers from non-controlling interests	$32,546,638

28	OPERATING LEASE COMMITMENT

Total future minimum lease payments under non-cancelable operating leases are as follows:

December 31, 2010
Year ended December 31
2011	$360,397
2012	396,768
2013	380,782
2014	343,535
2015	315,736
Over five years	737,073
$2,534,291

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

28	OPERATING LEASE COMMITMENT - CONTINUED

The Group has entered into certain leasing arrangements relating to the lease of office premises. The offices and facilities are located in numerous cities in China and the head quarter is located in Fuzhou City, Fujian Province.

29	SHARE BASED PAYMENT

(a)	Share options issued by the Company

A resolution has been passed by the board of the directors on June 23, 2010 that the Company would award 300,000 ordinary shares to a senior executive effective immediately and another 900,000 ordinary shares incentive pool to the management staff as future compensation in 2011.

On June 16, 2011, the board of the directors passed a resolution to issue 900,000 ordinary shares to the management and key employees as incentive.

(b)	Pre-IPO Share Option Scheme by ShiFang

Pursuant to a resolution in writing passed by all the shareholders of ShiFang on February 26, 2010, ShiFang conditionally approved and adopted a Pre-IPO Option Scheme (the “Pre-IPO Option Scheme”).  By the same resolution, ShiFang granted 27,456,156 share options to its directors and employees which are exercisable under the following terms:

(i)	The exercise price of the option should not be less than 100% of the fair market value of the shares of the shares as at the grant date as determined by valuer appointed by ShiFang.

(ii)	40% of total options granted become exercisable a year after grant date, another 30% also become exercisable 2 years after grant date and remaining 30% become exercisable 3 years after grant date

The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense, with a corresponding adjustment to equity-based compensation reserves, over the vesting period. At the end of each reporting period, ShiFang revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity. For the year ended December 31, 2010, the equity-based compensation expenses amounted to $795,977 (2009 and 2008: nil).

As at December 31, 2010, no options were exercisable.  All of the outstanding share options will be expired by December 2, 2014.

The weighted average fair value per share option granted during the period is determined by using the binomial option pricing model and it was HK$0.57 ($0.073) per option. The significant inputs into the Binomial option pricing model in determining the fair value of the share options granted by ShiFang are: the fair market value at the grant date of HK$1.79 ($0.231) per option, exercise price of HK$1.82 ($0.235), volatility of 40.66%, expected option life of 4.4 years, dividend yield of 0%, and risk-free annual interest rate of 1.493%. Expected volatility is estimated to be based on historical volatility of the comparable companies over the period that has the same length as the expected life of each grant.

(c)	Share Option Scheme of ShiFang

Pursuant to the resolutions in writing passed by the shareholders of ShiFang on November 8, 2010, ShiFang adopted a share option scheme on November 8, 2010 (“Share Option Scheme”). The purpose of the Share Option Scheme is to provide incentive or reward to (i) any full-time or part-time employees, executives or officers of ShiFang or any of its subsidiaries; (ii) any Directors (whether executive or non-executive, including any independent non-executive Director) of ShiFang or any of its subsidiaries; or (iii) any advisors, consultants suppliers, customers and agents to ShiFang or any subsidiaries (each “Eligible Person”).

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

29	SHARE BASED PAYMENT - CONTINUED

(c)	Share Option Scheme of ShiFang - continued

The Board of Directors may, at any time within 10 years after the date of approval of the Share Option Scheme, make an offer to grant options to any Eligible Person. The subscription price for shares granted pursuant to the Share Option Scheme shall be determined by the Board of Directors in its absolute discretion and shall be at least the highest of:

(i)	the closing price of the ShiFang shares as stated in the Stock Exchange of Hong Kong Limited’s (the “Stock Exchange”) daily quotations sheet on the date of offer;

(ii)	the average of the closing prices of the shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date on which such offer is made; and

(iii)
the nominal value of shares of ShiFang. The total number of Shifang shares in respect of which options may be granted under the Share Option Scheme is not permitted to exceed 10% of the total number of shares in issue as at the Listing Date, 73,216,512 Shares, without prior approval from the shareholders of ShiFang. The maximum number of shares which may be issued upon exercise of all outstanding options granted, and yet to be exercised, under the Share Option Scheme and any other share option schemes of ShiFang must not exceed 30% of the issued share capital of ShiFang from time to time. The total number of shares issued and to be issued upon exercise of all options granted under the Share Option Scheme to each Eligible Person (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of issued shares of ShiFang. Any further grant of share options in excess of this limit is subject to shareholders’ approval in a general meeting. Share options granted to a director, chief executive or substantial shareholder of ShiFang, or to any of their associates, are subject to approval in advance by the independent non-executive directors of ShiFang. In addition, if shares issued and to be issued upon exercise of all options granted under the Share Option Scheme (including options exercised, cancelled and outstanding) to a participant who is a substantial shareholder or an independent nonexecutive director of ShiFang, or any of their associates, in any 12-month period (i) represent in aggregate more than 0.1% of the total number of shares in issue, and (ii) have an aggregate value, based on the closing price of the shares of ShiFang at the date of each grant, in excess of HK$5,000,000 (approximately $645,000), the proposed grant of option must be approved by the shareholders of ShiFang in a general meeting. The amount payable on acceptance of an option is RMB1.00. The exercise period of any option granted under the Share Option Scheme shall not be longer than 10 years from the date of grant of the relevant option. There is no minimum period for which an option must be held before the exercise of the option except otherwise imposed by the board of Directors. As at 31 December 2010, no share option had been granted under the Share Option Scheme.

CHINA TOPREACH INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

30	SUBSEQUENT EVENTS

On February 22, 2011, the Group repaid the bank borrowings of $7,562,000, using its own cash and cash equivalents.

The Company incorporated a new wholly-owned subsidiary, Fujian TopReach Information Technology Co., Ltd. in Fuzhou on March 23, 2011, which is engaged in provision of information and technology services. The registered capital of this new subsidiary is $26,000,000 and up to the date of this report, no capital has paid up by the Company.

On June 16, 2011, the board passed a resolution to issue 900,000 ordinary shares to the management and key employees as incentive.

ITEM 19.  EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association. **
4.1	Underwriting Agreement. *
4.2	Unit Purchase Agreement to be granted to Morgan Joseph & Co., Inc. *
4.3	Warrant Agreement between American Stock Transfer & Trust Company and the Registrant. *
4.4	Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant. *
4.5	Securities Escrow Agreement among the Registrant, American Stock Transfer & Trust Company and the Initial Shareholders.*
4.6	Registration Rights Agreement among the Registrant and the Initial Shareholders. *
4.7	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Michael W. Zhang. *
4.8	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Jin Shi.*
4.9	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Xuechu He.*
4.10	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Teng Zhou.*
4.11	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Xuesong Song.*
4.12	Office Services Agreement between the Registrant and Global Vestor Capital Partners LLC.*
4.13	Warrant Purchase Agreement between the Company and the Initial Shareholders.*
4 .14	Promissory Note, dated May 18, 2006, issued to Global Vestor Capital Partners, LLC in the amount of $63,000.*
4.15	Promissory Note, dated May 18, 2006, issued to Venture Link Assets Limited in the amount of $33,600.*
4.16	Promissory Note, da ted May 18, 2006, issued to Chum Capital Group Limited in the amount of $63,000.*
4.17	Promissory Note, dated May 18, 2006, issued to Guorun Group Limited in the amount of $50,400.*
4.18	Amended Share Purchase Agreement dated June 23, 2010.***
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333-134459) filed on January 19, 2007
**	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333-134459) filed on December 8, 2006
***	Incorporated by reference to the Registrant's Form 20-F (Commission File No. 000-52416) filed on June 30, 2010

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA TOPREACH INC.

By:	/s/ Zhi Chen
	Name:	Zhi Chen
	Title:	Chief Executive Officer

Dated: June 30, 2011