Form 20-F
period 2011-12-31
China TopReach Inc.
filed 2012-05-14
CIK 1363614

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20- F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

The number of the registrant’s ordinary shares outstanding as of April 30, 2012 was 14,876,940 ordinary shares.

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

INTRODUCTION

In this annual report, unless otherwise indicated,

•	“we,” “us,” “the Company,” “our” and “China TopReach” refer to China TopReach Inc., its predecessor entities and subsidiaries;

•	“ChinaGrowth” refers to ChinaGrowth South Acquisition Corporation, its predecessor entities and subsidiaries;

•	“OMH” refers to Olympia Media Holdings Ltd., its predecessor entities and subsidiaries;

•	“ShiFang” refers to ShiFang Holding Limited, a company incorporated in the Cayman Islands and our indirect subsidiary;

•	“China” and the “PRC” refer to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau solely for the purpose of this annual report;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	all references to “RMB” and “Renminbi” are to the legal currency of China, all references to “HK dollars” and “HK$” are to the legal currency of Hong Kong, and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.

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

Solely for your convenience and information, this annual report contains translation of certain HK dollar amounts into U.S. dollars at specified rates. Unless otherwise stated, HK dollar amounts have been translated into U.S. dollars at the rate of HK$7.7663 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board as of December 30, 2011. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2011 and 2010 are derived from, and should be read in conjunction with, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2009, 2008 and 2007 are derived from our audited consolidated financial statements included in our annual reports from previous years. You should read the following selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” included in this annual report.

Selected Statement of Operations Data

(Expressed in U.S. dollars)

	For the year Ended December 31, 2011	For the year Ended December 31, 2010	For the year Ended December 31, 2009	For the year ended December 31, 2008 (1)	For the year ended December 31, 2007 (1)
	(in thousands, except per share data)
Revenue	$81,736	$78,184	$68,289	$56,216	$23,033
Cost of revenue	40,592	40,446	36,414	36,336	14,575
Gross profit	41,144	37,738	31,875	19,880	8,458
Operating income	9,930	23,775	20,498	13,057	5,233
Net income attributable to China TopReach Inc.	$2,410	$11,749	$17,438	$11,511	$4,285
Net income per share – basic	$0.16	$0.77	$1.07	$0.77	$0.29
Net income per share – diluted	$0.16	$0.77	$0.98	$0.71	$0.27
Weighted average number of shares outstanding – basic	14,912,847	15,321,170	16,285,126	14,959,000	14,959,000
Weighted average number of shares outstanding – diluted	14,912,847	15,321,170	17,750,665	16,209,638	15,997,999

(1) Represents the consolidated statement of operations of OMH, the Accounting Acquirer.

Selected Consolidated Balance Sheet Data

(Expressed in U.S. dollars)

	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008 (1)	December 31, 2007 (1)
	(in thousands)
Current assets	124,520	158,500	49,218	23,788	10,372
Total assets	219,162	195,767	74,275	54,440	33,004
Current liabilities	32,776	39,140	32,217	30,920	22,228
Total liabilities	44,873	39,562	32,217	30,920	22,228
Shareholder's equity	174,289	156,205	42,058	23,520	10,776

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

Period	Period End	Average (1)	High	Low
	(RMB per US$1.00)
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7612	6.8305	6.6000
2011	6.2939	6.4475	6.6017	6.2939
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.6330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 13, 2012)	6.3022	6.3048	6.3123	6.2975

(1)	Annual averages are calculated using the exchange rates on the last day of each calendar month during that year. Monthly averages are calculated using the average of the daily exchange rates during that month.

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

We conduct the advertising business, providing content, printing and distribution consultative services, pursuant to exclusive contracts with state owned newspapers. If we lost our contractual relationship with any of these newspapers, we may not be able to find and develop alternative or comparable sources of revenue in a timely manner. Any such event may have a material adverse effect on our operations and financial results. Furthermore, all of our newspaper contracts have preferential renewal rights, the majority of which can only be exercised when we meet certain performance criteria. As a result, if we fail to meet these performance criteria, we may lose our contractual relationship with the newspapers. In addition, the continued expansion of our business operations is also dependent on our success in finding new newspaper partners, exclusive or otherwise, that are willing to enter into contracts with us for the sale of advertising spaces. If we are unable to maintain our business relationships with our newspaper partners and advertisers, or develop business relationships with new newspaper partners and advertisers, our business, financial condition and results of operations could be materially and adversely affected.

The exclusive contracts with our newspaper partners will require substantial initial capital commitments and may not generate the intended revenue and profits.

Upon signing exclusive contracts with our newspaper partners, we are generally required to place a deposit, which is refundable upon termination of the contract, with our newspaper partners at an amount negotiated between us and them. We also typically prepay our newspaper partners a portion of the print media fee, which we negotiate with them based on the revenue we expect to generate by selling advertising spaces. There can be no assurance that we will be able to recover such initial capital commitments through our sale of advertising spaces in the relevant newspapers or from provision of our advertising services. Any such recovery is subject to market conditions, cooperation with our newspaper partners and other factors beyond our control, and may only happen after several years of operations, if at all. Further, the deposits and prepaid amounts may be forfeited in the event we are unable to fulfill our contractual obligations with respect to actual business volume generated. If we are unable to recover our initial capital commitments under existing or future contracts with our newspaper partners, our business, financial condition and results of operations could be materially and adversely affected.

The media industry is highly regulated in the PRC, and the administration, interpretation and enforcement of the laws and regulations currently applicable to us involve uncertainties, which could materially and adversely affect our business and results of operations.

The administration, interpretation and enforcement of Chinese laws and regulations applicable to our business involve uncertainties that could materially and adversely affect our business and results of operations. The media industry in the PRC is subject to a number of regulations and restrictions, and the newspaper business is also highly regulated and closely monitored by various government agencies in the PRC. For example, there are limitations on foreign ownership of or involvement in newspapers' editorial rights. Due to such restrictions, we currently do not engage in newspaper editorial writing. Although we provide contents to newspapers and have the right of first refusal to acquire the publication rights as soon as permitted by law, we cannot control the final content published in the newspapers. Furthermore, some of our operating subsidiaries have long-term strategic cooperation relations with newspaper companies. There is a risk that our business or our strategic cooperation relations may be deemed to be involvement in aspects of the newspaper business which are restricted and could subject us to administrative penalties.  Also, as we have no control over our partners' editorial content, unattractive content resulting from such restrictions may adversely affect our prospects and results of operations.

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

While we believe our strengths and market position have enabled us to compete effectively so far, there is no assurance that we will be able to continue to do so in the future. If we are unable to compete effectively against our competitors, we may lose customers and our financial condition and results of operations may be adversely affected.

We have a limited operating history in the newly developed components of our business model.

Compared with our experience in our core advertising operations, our operating history in the other components of our business, including (i) distribution consultation and management; (ii) newspaper printing, (iii) online services, and (iv) television advertising, is relatively short. We began our operations in these business components in 2008, 2005, 2008 and 2010, respectively, to supplement our core business and increase our revenue. However, due to our limited operating history in these business components , we may not be able to anticipate long-term trends in, or successfully maintain or develop, these areas. Any failure to maintain or fully develop our core business or any of these additional business components as new sources of profit for us may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our future success depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Mr. Zhi Chen, our Chief Executive Officer (“CEO”), and our other key executives have been critical to our success. Our operations significantly depend on their business vision, industry expertise, experience with business operations and management skills. If our CEO or other key executives become unable or unwilling to continue in their present positions, we may not be able to replace them in a timely manner, which would have a material adverse effect on our business and growth prospects. We also rely on the performance of a number of other key employees. In addition, we rely on our sales and marketing teams whose market knowledge, experience and established relations with our existing customers are essential to our success and future growth. Although we believe that our industry reputation, business growth and corporate culture will assist in attracting and retaining talented personnel, we are still vulnerable to adverse consequences from the loss of key employees due to competition for talented personnel among advertising service providers.

Our results of operations may be adversely affected if we fail to retain and hire qualified personnel at acceptable cost.

As a service provider, our success depends on our capacity to maintain high-quality personnel. We rely on the continued service of our current skilled staff and our ability to recruit additional skilled staff in the future. If we fail to retain our existing employees or continue to recruit and retain high-quality personnel, we may experience difficulties in ensuring that our customers’ needs are fulfilled, improving our service offerings, or maintaining our service quality, which may in turn materially and adversely impact our business and our reputation. Due to the high level of technical expertise required in our media operations, it normally takes three months to train a new employee to acquire the necessary skills, and some skilled staff are not easily and quickly replaceable. As a result, if a significant portion of our staff terminates employment with us in a short period of time, we may encounter interruption of our operations, which could have a substantial negative impact on our business.

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

We may seek additional financing from various sources, such as bank borrowings, to provide the capital needed to expand our business if the cash flow from our operations is insufficient. In particular, we are required to make substantial capital commitments when expanding into new regions and markets and upon signing cooperative contracts with new newspaper partners. Additionally, it is our usual practice to grant our customers a credit period of three months, but we are required to settle the payment of print media fees with our newspaper partners on a monthly basis. Therefore, we may experience difficulties in meeting our cash flow needs and have to rely on bank borrowings and loans from our shareholders during the periods between our payment of print media fees and our receipt of related payments from our customers.

We cannot predict with certainty the timing or amount of our future needs for external financing. Our ability to obtain external financing in the future and the cost of such financing are subject to a variety of uncertainties, including our business performance and the condition of financial markets. If such financing is not available on a timely basis or on commercially reasonable terms, or at all, our business, results of operations and financial condition may be materially and adversely affected.

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

In the course of conducting our business, we rely on the protection of our intellectual property rights as well as the protection of the intellectual property rights of our newspaper partners. We have developed trademarks, patents, know-how, processes, technologies and other intellectual property rights that are of significant value to us. There can be no assurance that any of our intellectual property rights will not be challenged, misappropriated or circumvented by third parties.  In addition, the legal regime governing intellectual property in the PRC is still evolving and the level of protection of intellectual property rights in the PRC may be weaker than in other jurisdictions. We also rely on various contractual agreements with our employees, customers, newspaper partners, business partners and others to protect our intellectual property rights. Despite precautions taken by us, it may be possible for third parties to infringe upon our intellectual property rights by copying or otherwise obtaining and using our intellectual property, including text, typographies, photographs and design layouts.  In the event that the steps we have taken and the protection provided by law do not adequately safeguard our intellectual property rights, our business, results of operations and reputation could be materially and adversely affected.

In addition, our advertising business relies on the cooperation with and therefore the ability of our newspaper partners to protect certain of their intellectual property rights. There can be no assurance that our newspaper partners will be able to protect or assert any rights to their intellectual property. Any misappropriation or infringement of their intellectual property rights or difficult in enforcing such rights may have a material and adverse impact on their business, which may in turn materially and adversely affect our business and results of operation.

We may infringe on the intellectual property rights of third parties.

We cannot guarantee that we or our newspaper partners will not be found liable for having infringed upon the rights of third parties, including their intellectual property rights. In the event that we or our newspaper partners are found liable for having infringed upon the rights of third parties, we or our newspaper partners may be subject to liabilities which might include substantial monetary damages or sanctions. Possible sanctions could include the loss of our rights or the rights of our newspaper partners to all or some of the content that we provide, or the loss of our rights or the rights of our newspaper partners to engage in all or some part of our respective businesses on a temporary or a permanent basis. Given our reliance upon our newspaper partners, any such liabilities or sanctions levied against them could have a material and adverse effect on the revenues we derive from our contracts with our newspaper partners and, therefore, business and results of operations.

We may be involved in litigation, which could be expensive and divert the attention and resources of our management.

We currently do not maintain insurance that would cover us for any contingent liabilities arising out of litigation or claims against us. We are exposed to the risk of becoming involved in litigation, which could have a material adverse impact on our business. Civil claims may potentially be filed against us for fraud, defamation, negligence, copyright or trademark infringement or for claims relating to the nature and content of the information or articles contained in our customers’ advertisements. There can be no assurance that claims and actions will not be initiated against us or arise out of our business in the future. Litigation expenses and potential losses from lawsuits in respect of outstanding and possible future claims may have a material adverse effect on our results of operations and our financial condition in the future. In particular, as our success largely depends on the leadership and day-to-day management of our directors and senior management, involvement in any litigation could divert the time and attention of our directors and senior management away from the management of our business, which could materially and adversely affect our results of operation and financial condition.

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

Our advertising customers are derived from a broad spectrum of industries and, correspondingly, the advertisements they place in the advertising spaces which we have contracted from our newspaper partners vary widely in terms of type, content and presentation. Under applicable PRC laws and regulations, advertising operators and disseminators are required to verify the contents of the advertisements and ensure compliance with relevant legal restrictions and prohibitions in respect of specific types of advertisements. Any failure to do so may result in the advertisements being determined inappropriate for publication by the relevant PRC authorities and the responsible advertising operator or disseminator may face risk of fines, sanctions and confiscation of revenue.

There can be no assurance that the advertisements we place on behalf of our advertising customers will not be found to be inappropriate. Our media department examines and approves each advertisement before publication. In addition, our contracts with our advertising customers from industries which are more susceptible to having the contents of their advertisements found to be inappropriate, such as pharmaceuticals, healthcare and cosmetics and skincare, generally state that any fines or penalties imposed in the event the advertisement is determined to be inappropriate by the relevant PRC authorities will be fully borne by the advertising customers. Our PRC legal advisor has advised that, provided there is no wilful misconduct or gross negligence on our part in designing, producing or publishing the relevant advertisements, such contractual arrangements with our advertising customers are legal and valid under applicable PRC laws. If we conduct or have conducted any activities resulting in us being responsible for the inappropriate advertisements, such as providing design, production or publication services when we are aware of or deemed to be aware of the untrue nature of the contents of the advertisements, we will be liable for any fines or penalties imposed and cannot rely on our contractual arrangements with customers to recover amounts paid by us. In addition, there can be no assurance that the PRC authorities will not make such a determination and impose fines on us after a lengthy period from publication of the advertisements and completion of the order placed by our advertising customers, which may make recovery from our customers difficult. In the event we are required to pay any fines and not able to recover such amounts from our customers, our profitability and results of operations may be adversely affected. Further, our newspaper partners may be subject to fines and sanctions due to their dissemination of the inappropriate advertisements, and we may be required to reimburse them for such amounts. This may also affect our long-term relationships with our newspaper partners, which in turn may have a material and adverse effect on our business and prospects.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders.

We may be deemed to be a passive foreign investment corporation (“PFIC”) within the meaning of the U.S. Internal Revenue Code. A PFIC is defined as a foreign corporation at least 75% of whose gross income in a taxable year (including its pro rata share of the gross income of any company in which it is considered to own, directly or indirectly, at least 25% of the shares by value) is passive income, or at least 50% of whose assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. If we are a PFIC for any taxable year during which we have shareholders that are subject to U.S. federal taxation, or “U.S. holders”, and if such U.S. holder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares, such U.S. holder will be subject to special rules with respect to any gain that it recognizes on the redemption of its shares. Under these special rules, the U.S. holder’s gain will be allocated ratably over the U.S. holder’s holding period for the shares; the amount allocated to the taxable year in which the U.S. holder recognizes the gain will be taxed as ordinary income; the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year. Based on the composition of our assets prior to January 27, 2009 (which have largely consisted of cash and other investment assets), as well as the composition of our income prior to January 27, 2009 (which has largely consisted of interest), it is likely that we may have qualified as a PFIC in 2006, 2007 and 2008. Based on the composition of our assets and income after January 27, 2009, we should not be classified as a PFIC for taxable years 2009, 2010 or 2011. We urge U.S. holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. holders, see the section of this report captioned “Taxation – United States Federal Income Taxation – Passive Foreign Investment Company Rules.”

Our operating subsidiary completed its initial public offering on the Hong Kong Stock Exchange in 2010. Fulfilling our obligations as a public company will be expensive and time consuming.

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

We commenced the operation of our Internet media platform in 2008 after our acquisition of the website www.duk.cn (“Duk.cn”), . The Internet has undergone tremendous development over the past decade and continues to evolve. However, we consider the digital media industry, especially in the PRC, to still be in a developmental stage. There exist risks and difficulties in the new and rapidly evolving digital media market including anticipation of new trends, understanding digital media customers’ needs and meeting technical requirements, and these problems may recur in future periods. Moreover, given the relatively short operating history of website Duk.cn , there can be no assurance that we will have sufficient experience, expertise or resources to successfully adapt to new trends and developments in the digital media industry or compete successfully as new platforms for internet publication emerge.

Risks Related to Our Corporate Structure

If the PRC government considers that the contractual arrangements among Fujian Shi Fang Culture Communication Co., Ltd., Beijing Hong Xin Tu Culture Communication Co., Ltd. and its shareholders do not comply with applicable PRC laws, we and our subsidiaries and affiliates could be subject to severe penalties.

PRC  laws place certain restrictions on foreign investment in and ownership of media companies. We and our PRC subsidiary, Fujian ShiFang Culture Communication Co., Ltd., or SF, are considered foreign persons or enterprises with foreign investment, and are required to comply with Chinese law applicable to foreign investment in the media industry. Because of the restrictions, we do not have ownership interests in Beijing Hong Xin Tu Culture Communication Co., Ltd. or BJHXT, which holds the licenses and permits necessary to conduct our media business.  We therefore conduct our operations in the PRC principally through contractual arrangements among SF, BJHXT and its shareholders.

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

Loans we make to any of Fuzhou Han Ding Network Science and Technology Co., Ltd., Beijing Han Ding Advertising Co., Ltd. and Fuzhou Hong Xin Tu Printing Co., Ltd. (collectively, the “FIEs”), which are treated as foreign-invested enterprises under PRC laws, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC laws, the PRC regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the C ompany’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC laws. If we were to advance funds to the FIEs in the form of loans and such funds exceed the maximum amount of borrowings of the subsidiary, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. Such applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to the FIEs in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve additional uncertainties. Furthermore, even if we make loans to the FIEs that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by SAFE, SAFE or its local counterpart will issue a registration certificate of foreign debts within 20 days after reviewing and accepting its application. In practice, it may take longer to complete such SAFE registration process.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and November 30, 2008. The People's Bank of China announced on June 19, 2010 its intention to allow the RMB to move more freely against the basket of currencies, which increases the possibility of sharp fluctuations in the value of the RMB in the near future and thus the unpredictability associated with the RMB exchange rate. Despite this change in their exchange rate regime, the PRC government continues to manage the valuation of the RMB. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of its financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries and affiliate in the PRC. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as the RMB is our functional currency.

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

The PRC's new Enterprise Income Tax Law, as amended, supplemented or otherwise modified from time to time (“EIT Law” ) and its relevant implementing rules became effective on January 1, 2008. Pursuant to the EIT Law, as amended, foreign enterprises with de facto management located in the PRC are considered resident enterprises, with their worldwide income normally being subject to enterprise income tax at an applicable tax rate of 25%. In April 2009, the State Administration of Taxation (“ SAT ”) further specified certain criteria for the determination of “ de facto management” of foreign enterprises that are controlled by PRC enterprises. These criteria include: (i) the enterprise’s day-to-day operations management is primarily exercised in China, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China, (iii) the enterprise’s primary assets, accounting books and records, company seals, board and shareholders’ meeting minutes are located or maintained in China, and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. If all of these criteria are met, the relevant foreign enterprises that are controlled by PRC enterprises will be deemed to have its “ de facto management” in China and therefore be deemed a PRC “resident enterprise”. There can be no assurance that we will not be considered a PRC “resident enterprise” by the PRC tax authorities and that we will not be subject to enterprise income tax at a tax rate of 25% on our worldwide income accordingly.

However, pursuant to the EIT Law and the Notice on Issues Regarding Tax Credit for Enterprises Foreign Income (Cai Shui [2009] No.25) , which was jointly issued by the Ministry of Finance and the SAT on December 25, 2009 and was made effective retrospectively to January 1, 2008, part of the enterprise income tax may be relieved if the “resident enterprise” has already paid similar tax offshore. In addition, enterprises entitled to lower tax rates under the old law will be given a five-year grace period before they are required to pay the statutory rate of 25% unless they are granted preferential tax rates. Other tax benefits, such as certain fixed periods of enterprise income tax exemption or reduction, will continue until the expiry of the prescribed period. For the preferential tax treatment which has not commenced due to lack of profit, such preferential treatment was deemed to have commenced on January 1, 2008. There can be no assurance that the new EIT Law will not further change and that the PRC government’s policies on preferential tax treatment will not be changed or cancelled. If such changes and cancellation occur, the resulting increase in our tax liability may have a material and adverse effect on our net profits and cash flow.

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

Our company is incorporated in the Cayman Islands. However, substantially all of our assets and operations are located within the PRC. The PRC currently does not have effective treaties or arrangements which provide reciprocal recognition and enforcement of judgments of the courts of the United States, the United Kingdom or other countries, and therefore, it may not be possible for investors to effect service of process upon us or to enforce against us in the PRC any judgments obtained in such jurisdictions. The PRC is a signatory of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the “ New York Convention ”) which permits enforcement in the PRC of awards of arbitral bodies located in other New York Convention signatory countries, subject to certain exceptions. Even in cases where enforcement is, in principle, provided for by the New York Convention, practical difficulties are sometimes encountered.

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

As of December 31, 2011, we had 14,876,940 outstanding shares. Assuming the net income targets set forth in the Share Purchase Agreement (as defined below) are met, we will need to issue up to a total of 2,000,000 ordinary shares. For more information about the Share Purchase Agreement, please see “Item 4. Information on the Company—C. Organizational Structure—The Share Purchase Agreement and Earn Out Shares.” The issuance and sale, or even the possibility of sale, of the additional shares could have an adverse effect on the market price for our securities and on our ability to obtain future public financing. Moreover, you may experience dilution to your holdings upon the issuance of the additional shares.

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

In February 2010, ShiFang completed a US$35 million private placement of its common shares (the “Private Placement”).  Four institutional investors, CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd., Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited (together, the “Investors”), acquired an aggregate 27.16% equity interest in ShiFang in the Private Placement. On December 3, 2010, the shares of ShiFang became listed on the Main Board of Hong Kong Stock Exchange and raised gross proceeds of approximately US$71.6 million though the initial global public offering (the “Global Offering”). As of the date of this annual report, as the controlling shareholder, China TopReach holds a 44.45% equity interest in ShiFang.

Capital Expenditures

Our capital expenditures were US$1.6 million, US$ 17.4 million and US$ 59.8 million, in 2009, 2010 and 2011, respectively, which related primarily to additions of fixed assets and leasehold improvement, prepayment for long term investment, deposits to marketing and promotion projects, equity investment, acquisition of a business and intangible assets. Based on the current market conditions, we expect to incur capital expenditures ranging from US$15 million to US$30 million in 2012 which will be used primarily for acquisitions and investment for business expansion. We plan to fund the balance of our capital expenditure requirements for 2012 with cash on hand, cash from operations, additional bank borrowings, equity offerings and other forms of financing, if necessary.

Corporate Information

Our principal executive offices are located at 6th Floor, San Shan Tower, No. 59, Dongjie Street, Fuzhou City, China 350001. Our telephone number is +86-591-8831-0920. Our registered office in the Cayman Islands is at c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland house, South Church Street, George Town, Grad Cayman, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.ChinaTopReach.com. The information contained on our website does not form part of this report.

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

We began our cooperation model in 2005 with newspapers located in Fujian Province. These arrangements allow us, upon payment of deposits to newspapers, to engage in full or partial cooperation with newspapers through exclusive contracts, except final editorial rights which cannot be acquired by a foreign entity under current PRC laws. We have obtained a right of first refusal to acquire the editorial rights if and when it is permitted by law. To establish a nationwide print media network, we have entered into exclusive agreements with the second or third largest local newspapers, in terms of circulation, located in more economically developed urban areas, such as Fuzhou, Kunming and Shenyang. This geographic focus enables us to achieve steady growth in advertising revenues driven primarily by increasing personal wealth and urbanization.

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

During the year, we greatly strengthened our structural adjustment by streamlining the structure of each business, namely the print media segment, new media segment and the investment holding and asset management segment, thereby improving the coordination among the segments and the accountability. Externally , we not only strengthened our existing cooperation with the newspaper partners, but also made selective investment and disinvestment

Our investments included cooperation with Wuhua Technology Park in Kunming, Yunnan, and partnerships with Xiamen Daily, Xiamen Evening News, City Lifestyle Weekly and TV Friends , which helped us further extend our presence in the Chinese market. In particular, the partnership with City Lifestyle Weekly marked our successful participation in the structural reform of City Lifestyle Weekly’s publications (excluding current and political affairs). In addition to investments, we have also made disinvestments in order to safeguard our and our shareholders’ interests . Given our internal resources and the prevailing operating environment, we voluntarily gave up the renewal of our real estate industry agency contracts with Dalian Daily and Dalian Television Station. We also initiated legal proceedings against Shenyang Media Corporation (“Shenyang Media”) in order to adopt an active stance after Shenyang Media’s unilateral termination of the cooperation arrangement with us.

Furthermore, we are fully aware of the fierce competition we face against other conventional media as well as the enormous technological and application potential of the new media. Therefore, in addition to maintaining the growth of our existing businesses, we have also established a new media segment that covers research and development, operations and liaison with advertisers with the aim of furthering our new media operation. We also continued to improve Duk, our digital publication platform, by adopting a clear business model that focused on expanding the variety of reading materials from original novels to both network and traditional literature. Moreover, we have also focused on the development of end-market wireless mobile reading platforms for Duk, and launched reader software compatible with mobile operating systems such as those for iPhone, iPad and Android. Meanwhile, we unremittingly sought the integration of conventional media content, new media and new technologies, which included the operation of various online platforms in Kunming, Yunnan in conjunction with Lifestyle Express , a major media group in that city. Our aim is to achieve comprehensive coverage by introducing the most relevant mobile phone applications in the coming year.

Our Strengths

Integrated print media service platform

We have gained significant experience and know how in meeting the demands of advertisers, readers and newspapers, and achieved continued growth in advertising revenues. We provide integrated planning service for newspapers and advertisers to attract more readers. Such integrated service platform enables us to have competitive advantages over advertising agencies and to gain and maintain long-term cooperative relationships with local newspapers.

First mover as a private aggregator of newspaper operations

We pioneered the business model to engage full or partial cooperation with newspapers through exclusive contracts and were the first private company to run operations for newspapers in Fujian Province. Furthermore, no other company has successfully executed this business model and established a network as we did with 11 newspapers across China. We have also obtained right of first refusal to acquire the editorial rights when such acquisition is permitted by law, which positions us strategically to become a full scale print media company.

Proven track record in print media sector

By successfully cooperating with newspapers, we have built a solid reputation in the print media sector. As we expand our business into new regions, we carefully select newspapers with thorough research and gradually increase the range of cooperation we contract. The newspapers in which we are interested are usually the second or third largest by circulation in more economically developed cities and regions. After gaining substantial understanding of attributes of the new markets, we will take a further step to engage comprehensive cooperation with the newspapers, including content provision, advertising, printing and distribution consultative service. Additionally, we assist newspapers in analyzing local competitive landscape and increasing newspaper circulation. Such proven track record helps us to expand into new geographic regions.

Considerable barriers to entry

Our business model and solid reputation in the print media sector in the regions we operate present considerable barriers to entry for other competitors. First, significant amounts of capital must be deposited in advance to newspapers. In addition, a team with rich experience in content providing and planning, advertising, print and distribution consultative service must be in place to assume operations from the very beginning. Due to years of successful operating experience with newspapers, our management team has build up an impressive track record in the Chinese newspaper sector. A proven track record is critical for newspapers when they consider potential cooperation partners. It is hard for competitors to replicate this advantage within a short period.

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

Enhance our current market position as an integrated print media service provider

We have entered into exclusive cooperative contracts with 11 newspapers across China, two of which are comprehensive agreements under which we are responsible for full management of the newspapers’ advertising operations as well as content provision, printing and distribution consultation. We seek to grow our market share in the cities in which these newspapers operate by increasing the degree of our cooperation as appropriate considering the relevant local market conditions and competitive landscape, including entering into comprehensive cooperative contracts in respect of the six newspapers with which we currently engage in partial cooperation. To increase our cooperation and related revenues, we plan to build on the long term and stable relationships that we have fostered with these newspapers to expand the services we provide to them. We also intend to make continuous efforts to improve our operations, such as implementing measures to ensure the quality of our advertisements, providing more valuable content relevant to each newspaper’s editorial focus, conducting more research to understand each newspaper’s circulation characteristics and targets, and refining our production processes to achieve higher efficiency.

Further, we seek to demonstrate the value of our integrated print media platform to our advertisers by enhancing our ability to design comprehensive and highly effective advertising packages. We plan to progressively implement MAITS in all cities where we operate as we believe complete coverage of MAITS will help us in providing in-depth analyses of advertising data to customers aiming to advertise in different locations throughout the PRC. Through these initiatives, we believe we will be able to enhance our reputation and leading position as a provider of integrated print media services with complementary new media service capabilities.

Expand into new geographic markets with our successful business model

Our nationwide print media network currently extends over 26 cities across the PRC. We plan to expand into other economically developed cities and regions in China where consumer spending, demographics or other metrics indicate that our business model is likely to be successful. Our geographical focus will remain on the Bohai Bay, Beibu Bay, Northeast regions as well as the Central and Southeast coastal regions, which enjoy substantial support by the PRC Government to develop into strong economic markets.

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

As of April 30, 2012, we have entered into exclusive contracts with the following newspapers:

Newspaper	Services	Geographical Distribution	Population coverage
Southeast Express	Advertising, content provision, printing, and distribution consultation and management	Fuzhou and Xiamen, Fujian Province	9.3 million
Lifestyle Express	Advertising, content provision, printing, and distribution consultation and management	Kunming, Yunnan Province	6.2 million
Modern Life Daily	Advertising and production of special editions	Nanning, Beihai, Qinzhou and Guilin, Guangxi Province	16.7 million
Central Guizhou Morning Post	Advertising, content provision, printing, and distribution consultation and management	Anshun and Guiyang, Guizhou Province	6.5 million
Southeast Business	Education and block classified advertising	Ningbo, Zhejiang Province	5.7 million
Jinhua Daily and	Classified advertising	Jinhua, Zhejiang Province	4.6 million
Jinhua Evening
Xiamen Daily and Xiamen Evening	Real estate	Xiamen, Fujian Province	2.5 million
City Lifestyle Weekly and TV Friends	Advertising, content provision, printing, and distribution consultation and management	Shenyang, Liaoning Province	7.8 million

Provide select content

We provide select content to newspapers with which we have full cooperation. As of December 31, 2011, we had approximately 106 professionals engaged in planning and providing content to newspapers. These professionals are classified into several groups according to different newspaper categories, including local news, economics, culture and education, and special editions, such as real estate, information technology and automobiles.

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

Advertising

In addition to providing advertising services to advertisers, our unique advantage over advertising agents is to offer integrated planning for newspapers and advertisers through balancing newspaper content with numerous advertisements. Such know how enables us to attain synergy between advertisers and balanced content to our readers. As of December 31, 2011, we had total of 438 advertising employees. The advertising team has been further divided into several groups according to the industry classification of its advertisers, such as real estate, healthcare, automobile and consumer products. The content planning and advertising teams work closely to explore advertising opportunities and capture valuable news leads.

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

Newspaper website

The newspaper website Duk.cn, is a website developed and maintained by us to publish electronic newspapers and magazines. In addition to our print media business, the creation of the website enables us to reduce costs related to printing and distribution, increase advertising revenues by selling online spaces to advertisers and cross-sell our services in other media sectors. In June 2007, Duk.cn was honored as one of the top ten creative websites by the Internet Society of China. In 2008, Duk.cn was ranked third among websites for electronic newspaper and magazines in China according to IResearch. As of December 31, 2011, Duk.cn has 13 million registered members. Newspapers from 17 cities, 860 magazine publishers (over 5,000 magazines), over 200 publishing houses and almost 100,000 pieces of original literature and 4 million application documents are available on Duk.cn with the help of Duk.cn’s digital publishing technology and network. In February 2012, the number of original novel, digital newspapers, periodicals, magazines, works of literature, books and documents published on Duk.cn exceeded 470 million. In addition to adding more value to our existing businesses, the website also provides online advertisement services, which are sold to advertisers in package form when they contracted with the publication.

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

Sales and Marketing

Our integrated service packages combining advertising spaces and advertising services are sold through direct sales to customers, including both end-advertisers and advertising agents. As of December 31, 2011, we had a sales and marketing team comprising 438 employees to serve approximately 4,900 corporate clients. Our sales force is organized according to industry of the customers.  The sales and marketing team closely works with the designing and content providing teams, who conduct initial analysis on advertisers’ specific needs and provide feedback. Sequentially, the sales and marketing staff can provide customized solutions to the advertisers. We strengthen relationships with advertisers by providing tailored advertising design directly and offering attractive and flexible packages to suit their needs. We leverage a number of factors, including the quality and quantity of the circulation of newspapers with which we exclusively contracts and analytical reports generated by the sales and marketing teams and MAITS, to demonstrate the ability to reach target audience effectively.

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

Advertisers

We provide services to advertisers from a variety of industries in the PRC, such as real estate, healthcare, telecommunication, and education. The total numbers of corporate clients we have served as of December 31, 2011, 2010 and 2009, are listed in the following table:

	As of December 31,
	2011	2010	2009
Number of Corporate Clients	4,900	5,000	4,900

The majority of advertisers are direct advertisers, which constituted approximately 86% of total advertisers as of December 31, 2011. The chart below illustrates sources of our advertising customers as of December 31, 2011:

By Source of Customers

Furthermore, our corporate advertisers come from diversified industries, including real estate, healthcare, telecommunication, decoration, education and consumable products. The chart below illustrates our corporate advertisers by industry as of December 31, 2011:

By Industry

We have established stable relationships with key advertisers. The top five advertisers contributed approximately 14.03% of our total revenues during fiscal year ended December 31, 2011.

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

We face certain barriers to entry in the newspaper industry as a result of competition. As most advertising agencies operate pursuant to exclusive agreements with local newspapers, we expect to encounter barriers as we attempt to expand our networks into these cities. Some state-owned print media companies, such as Shanghai Xinhua Media, Chengdu B-ray Media Co., Ltd., Huawen Media Investment Corporation and Beijing Media, with larger size, sufficient capital and significant support from local governments, may present considerable barriers for us to enter the markets where they compete. However, these state-owned companies primarily concentrate on the largest cities, such as Beijing, Shanghai and Shenzhen, which we do not target. Since the majority of approximately 2,000 newspapers in China are located in cities and regions other than those metropolitans, we rarely face direct competition with these state-owned companies.

Employees and Training

We had 1,070 employees as of December 31, 2011. The following table sets forth the number of employees by function as of December 31, 2011:

	Number of employees	% of Total
Management staff	65	6.1%
Sales and marketing staff	438	40.9%
Content provision staff	106	9.9%
Financial and internal audit staff	127	11.9%
Information technology staff	103	9.6%
Printing staff	96	9.0%
Administrative and other staff	135	12.6%

Total	1,070

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our business platform and services from competitors and contribute to competitive advantages in the newspaper sector in advertising industry. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements with our employees, partners, contractors and others. We have registered our corporate logo and “ShiFang” as trademarks and we have one registered brand and six registered software copyrights associated with our electronic publishing software. We are also the registered holder of seven domain names, including  www.ChinaTopReach.com , our main website , www.duk.cn and www.shifangholding.com

Facilities

Our headquarters is located in Fuzhou City, Fujian Province, China, where we lease approximately 3,920 square meters of office space. We have offices and facilities located in numerous cities, such as Beijing, Chongqing, Kunming, Xiamen, Dalian and Wuhan. Our subsidiaries and consolidated affiliates lease approximately 5,900 square meters of office space. For the year ended December 31, 2011, our total rental expenses were approximately US$ 733,000.

Legal Proceedings

On July 26, 2011, Shenyang Media, one of our partners under a comprehensive cooperation contract, unilaterally terminated the contract with us.

Shenyang Media initiated a civil action against us on October 25, 2011 at the Shenyang Intermediate People’s Court in Liaoning Province (“Intermediate People’s Court”), seeking payment for a total sum of RMB17,329,000 (approximately US$2,722,000), the outstanding advertising fee payable by us as of July 26, 2011 under the comprehensive cooperation contract between us and Shenyang Media, and all legal costs in relation to the litigation.

On December 22, 2011, we filed a civil writ with the Higher People’s Court of Liaoning Province of the PRC (the “Higher People’s Court”) against Shenyang Daily Agency (“Shenyang Daily”) and Shenyang Media, under which we sought a total payment of RMB105,579,352 (approximately US$16,586,000) from Shenyang Daily and Shenyang Media for the outstanding advertising fees payable by them to us under their comprehensive cooperation contract with us, together with all the legal costs we incurred in relation to such litigation.

On March 8, 2012, we received a civil judgment issued by the Higher People’s Court in relation to the civil writ filed on December 22, 2011. The Higher People’s Court decided to refer the case to the Intermediate People’s Court. On March 13, 2012, we lodged an appeal to the Supreme People’s Court of the PRC (the “Supreme People’s Court”) to request the Supreme People’s Court to overrule the Higher People’s Court’s decision and order that the case shall remain to be heard in the Higher People’s Court pursuant to PRC laws.

We are currently not a party to any other material legal proceeding. From time to time, we may be involved in litigation or other legal proceedings incidental to our business. However, we do not believe that our business or operations would be materially and adversely affected by any pending litigation or other pending legal proceeding in which we may be involved.

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

Principal Laws and Regulations Governing the Advertising Business

The Advertising Law of the PRC ( 中華人民共和國廣告法 ) was adopted in the 10th meeting of the Standing Committee of the 8th NPC of the PRC on October 27, 1994 and took effect on February 1, 1995.  It classifies the participants in the PRC advertising industry as (1) advertiser, which means a legal person, an economic entity or an individual that designs, produces and publishes advertisements, either through own efforts or through an entrustment to others, in order to promote sales of goods or services; (2) advertising operator, which means a legal person, an economic entity or an individual that provides services in designing and producing advertisements or related agency services on a commissioned basis; and (3) disseminator, which means a legal person or an economic entity that publishes advertisements for advertisers or for advertising operators entrusted by advertisers.  The advertisers, advertising operators and disseminators are liable for the truthfulness of the content of the advertisements.  The advertisers who entrust advertising operators and disseminators to design, produce or publish advertisements must provide true, lawful and effective supporting documentary evidence in connection with the contents of the advertisements.  The advertising operators and disseminators must examine the relevant documents to verify the contents of the advertisements.  As to advertisements which contain untrue content or lack sufficient supporting documentary evidence, the advertising operators may not provide design, production or agency services and the disseminators may not publish such advertisements.

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

Pursuant to the Regulations on Administration of Advertising ( 廣告管理條例 ) promulgated by the State Council on October 26, 1987, advertising companies may only engage in the advertising business if they have obtained from SAIC or its local branches a business license which specifically includes in its business scope the operation of an advertising business.  A company conducting advertising activities without such a license may be subject to penalties including fines, confiscation of advertising income and orders to cease advertising operations.  Pursuant to the Measures on Administration of Advertising Operation Licenses ( 廣告經營許可證管理辦法 ) and the Detailed Rules for the Implementation of the Regulation on the Administration of Advertising ( 廣告管理條例施行細則 ), promulgated and revised by SAIC on November 30, 2004, and which took effect on January 1, 2005 (Order of SAIC No. 18), certain entities, including but not limited to radio and television stations and publishing institutions, must also obtain an advertising operating license from a branch of SAIC at the county level or above before they can engage in the advertising business. These licenses will set forth the permitted advertising activities.

In compliance with Detailed Rules for the Implementation of the Regulation on the Administration of Advertising, a foreign-invested enterprise must file an application to engage in the advertising business in the PRC in accordance with the Regulations on the Administration of Foreign-invested Advertising Enterprises ( 外商投資廣告企業管理規定 ) and other relevant regulations.

Principal Regulations Governing the Businesses of Publication, Distribution and Printing

The Regulations on Administration of Publication ( 出版管理條例 ), which were promulgated by the State Council on 25 December 2001 and took effect on February 1, 2002 (Order of the State Council [2001] No.  343) stipulates that, among other things, (1) publishing activities shall include publishing, printing or reproduction, import, and distribution of publications; (2) newspapers, periodicals and books must be published by publishing entities; and (3) to establish a publishing entity, the organizing unit must apply to the Administrative Department for Publication at the provincial level at its locality for its review and further submission of the application to the Administrative Department for Publication under the State Council for approval.  The organizing unit must subsequently complete the procedures for obtaining a publishing license after receiving the approval decision, and must obtain a business license from the Administration for Industry and Commerce in accordance with the relevant law.  Pursuant to the Regulations on Administration of publication, publications may not contain the following contents: (1) contents that contravene the basic principles established by the constitution of the PRC; (2) contents that endanger the unification, sovereignty and territorial integrity of the PRC; (3) contents that will be regarded as national secrets of the PRC, contents that may endanger national security or contents that may damage the honor or benefits of the PRC; (4) contents that incite hatred or discrimination, undermine solidarity of the nations, or infringe on national customs and habits; (5) contents that propagate evil cults or superstition; (6) contents that disturb public order or destroy public stability; (7) contents that propagate obscenity, gambling, violence or instigate crimes; (8) contents that insult or slander others, or infringe upon the lawful rights or interests of others;(9) contents that endanger public ethics or the fine national cultural traditions; and (10) contents prohibited by laws, administrative regulations and provisions of the PRC.

Pursuant to the Regulations on Administration of Publication and Provisions for the Administration of the Publications Market ( 出版物市場管理規定 ), as amended by GAPP on June 16, 2004 and which took effect on July 1, 2004, (1) the PRC adopted a licensing system for the distribution of publications and without due license, no entity or individual may engage in the activity of distributing publications; (2) entities which engage in the general distribution of newspapers, periodicals and books must first obtain a publication operation permit ( 出版物經營許可證 ) from GAPP and a business license from the Administration for Industry and Commerce in accordance with the relevant law; (3) publishing entities which engage in the wholesaling of newspapers, periodicals and books must first obtain a publication operation permit from the Administrative Department for Publication at the provincial level and a business license from the Administration for Industry and Commerce in accordance with the relevant law; and (4) entities and individuals which engage in the retailing of newspapers, periodicals and books must first obtain a publication operation permit from the Administrative Department for Publication at the county level and a business license from the Administration for Industry and Commerce in accordance with the relevant law.  Provisions for the Administration of the Publications Market further provide that (1) “publication distribution” includes general distribution, wholesale, retail, and other activities, such as leasing and sales exhibitions; (2) “general distribution” means exclusive sale of publications by an entity engaging in general distribution of publications; (3) “wholesale” means sale of publications to other publication operators; and (4) “retail” means sale of publications directly to consumers.

Principal Regulations Governing the ICP Business

The Regulations on Telecommunications of the PRC ( 中華人民共和國電信條例 ) was promulgated on September 25, 2000 by the State Council.  It categorizes all telecommunication services in China as basic telecommunications services and value-added telecommunications services and sets forth extensive guidelines on various aspects of telecommunications operations in China.  According to the Regulations on Telecommunications of the PRC, a commercial telecommunication services provider in China must obtain an operating license from the Ministry of Industry and Information Technology, or MIIT, or its provincial-level counterparts.

In addition, Internet information services are regulated by the Administrative Measures on Internet Information Services ( 互聯網信息服務管理辦法 ) promulgated on September 25, 2000 by the State Council.  It defines “Internet information services” as services which provide information to online users through the Internet.  Internet information services are divided into commercial services and non-commercial services.  Internet information services providers which provide commercial services are required to obtain an operating license from the MIIT or the relevant provincial counterpart.  The Administrative Measures on Internet Information Services also provide that anyone who intends to provide Internet information services relating to news, publication, education, medical and health care, pharmaceuticals or medical equipment and certain other matters must first obtain approval from the competent governmental authorities of the relevant industry as required by relevant laws and regulations prior to applying for an operating license or making a filing with the MIIT or the relevant provincial counterpart.

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

Pursuant to the Interim Provisions for the Administration of Internet Publication ( 互聯網出版管理暫行規定 ), which was promulgated by the former Ministry of Information Industry and GAPP on June 27, 2002 and took effect on August 1, 2002, those who wish to engage in Internet publishing activities must obtain an Internet publication license from GAPP.  A company conducting internet publishing activities without such a license may be subject to penalties and sanctions, including confiscation of publication equipment and any illegal profits earned in violation of the interim provisions, order to cease operations and fines of an amount up to ten times of the illegal profits earned.  The term “Internet publishing” is defined as online dissemination through which Internet information providers select, edit and process the works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media, and contents in respect to literature, arts and natural science, social science, engineering technology, etc that have already been edited and processed), and subsequently post these contents on the Internet, or transmit these contents over the Internet for browsing, reading use or downloading by the public.

According to the Provisions for the Administration of Foreign-invested Telecommunications Enterprises ( 外商投資電信企業管理規定 ) issued by the State Council, which became effective on January 1, 2002 and was amended on September 10, 2008, foreign investors’ ultimate equity ownership in a PRC entity providing value-added telecommunication services may not exceed 50% and a foreign investor wishing to acquire any equity interest in a value-added telecommunication business in the PRC must demonstrate a good track record and experience in providing value-added telecommunication services overseas.  Pursuant to the Catalogue of Industries for Guiding Foreign Investment and the Several Opinions on Canvassing Foreign Investment into the Cultural Sector, foreign investors are prohibited from investing and engaging in Internet publishing activities, Internet cultural activities and Internet news information services, except that the Hong Kong service providers and Macao service providers are permitted to invest in joint venture companies engaging in Internet cultural activities, in which the Chinese party has majority ownership.

C. Organizational Structure

China TopReach is a holding company incorporated under the laws of the Cayman Islands and conducts substantially all of its operations through its operating subsidiaries and affiliates in the PRC.

The following diagram illustrates the corporate structure and the place of formation of our subsidiaries and affiliates:

China TopReach Inc.
100%
100%
TopBig International Development Limited
Blazing Sun Holdings Ltd.
Keep Profit International Capital Limited
Investors
Public
5.97%
2.20%
44.45%
2.94%
20.77%
23.67%
ShiFang Holding Limited
Dragon Soar Limited
100%
Olympia Media Holding Limited ("British Virgin Islands") ("OMH")
100%
100%
Hung Hing To Publishing Limited ("British Virgin Islands")
Gloria Fair Limited ("Hong Kong")
49%
100%
70%
Fujian TianRui Information and Technology Co., Ltd.
Fu Zhou Hong Xin Tu Printing Co., Ltd. ("PRC")
Registered Shareholders of BJHXT
Fuzhou Han Ding Network Science and Technology Co., Ltd. ("PRC")
Beijing Han Ding Advertising Co., Ltd. ("PRC")
100%
Fujian Shi Fang Culture Propagation Co., Ltd. ("PRC") ("SF")
100%
Other Subsidiaries ("PRC")
51%
Beijing Hong Xin Tu Culture Propagation Co., Ltd. ("PRC") ("BJHXT")
30%
100%
100%
Kunming Hong Lian Xin Printing Co., Ltd. ("PRC")
Beijing Bai Chuan Du Ke Science and Technology Co., Ltd. ("PRC")
Equity Interest
Contractual Arrangement

Notes:

(1)	Other subsidiaries consist of various PRC subsidiaries operating advertising and related business in China.

(2)	The equity interests in the subsidiaries held by us as at December 31, 2011 and 2010 are disclosed in Note 3 of our audited consolidated financial statements.

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

(2)  Loan Agreement . SF and BJHXT’s shareholders have entered into a Loan Agreement, pursuant to which SF loaned RMB 12.0 million to Boling Zheng and RMB 9.0 million to Kaining XuZhi Chen and RMB 9.0 million to Yibin Qiang , to fund the payment by BJHXT’s shareholders of the acquisition price of all the equity interests in BJHXT.

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

Fiscal year	Profit Target	Earn-out Shares

2011	RMB278.8 million (approximately US$ 43 million)	1,000,000

2012	RMB394.4 million (approximately US$ 62 million)	1,000,000

On June 23, 2010, we and other signing parties further amended the Share Purchase Agreement again to ratify and approve the above arrangements.

No Earn-out Shares were issued or allotted for the 2011 financial year as the profit target was not achieved by the Company.

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

A. Operating Results

Overview

We are the leading privately owned aggregator and operator of print media businesses in China. We have established a print media network consisting of 11 newspapers with a circulation of approximately 2.0 million across China, reaching 12 cities and covering an aggregate population of 59 million. Together with our on-line newspaper website Duk.cn, we provide advertising services to approximately 4,900 and 5,000 corporate clients respectively in 2011 and 2010. We usually enter into exclusive contracts for full or partial cooperation with newspapers. Under a fully cooperative contract, we manage advertising operation and printing of the newspapers, and provide select content and distribution consultative service to them. Under a partially cooperative contract, we manage part of advertising operations of the newspapers.

We initiated a cooperation model with newspapers located in Fujian Province in 2005, which allowed us, upon certain deposits to newspapers, to engage in full or partial cooperation with newspapers through exclusive contracts, except final editorial rights which cannot be acquired by a foreign entity under current PRC laws . Nonetheless, we obtained the right of first refusal to acquire the editorial rights when it is permitted by law. To establish a nationwide print media network, we only enter into exclusive agreements with either the second or third largest local newspapers, in terms of circulation, located in more economically developed urban areas, such as Fuzhou, Kunming and Shenyang. This geographic focus enables us to achieve steady growth in advertising revenues driven primarily by increasing personal wealth and urbanization.

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

In addition, we received grants from the PRC government. A government subsidy is recognized when there is a reasonable assurance that we have complied with the conditions attached to the subsidy and that the grant will be received. The government grant is currently included in Other Income in the consolidated statement of operations.  We received US$784,529, US US$633,363 and US$284,319 for the years 2011, 2010 and 2009 respectively.

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

Property, plant, and equipment, net

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to forty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

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

Deposits to newspaper

Pursuant to the agreements between us and PRC local newspapers (“Newspapers”), we are required to make deposits to obtain advertising operational rights from these contracted Newspapers. Such deposits are interest free and refundable at termination of the contracts or on request under mutual consent. Deposits paid for contracts expiring in one year or less are classified as short term. Long term deposits over one year are classified as long term on the balance sheet.

Deposits for marketing and promotion projects

These deposits represent cash paid by us to the local commercial customers in relation to the exclusive marketing and promotion services between us and these customers. Deposits paid for contracts expiring in one year or less are classified as short term. Long term deposits over one year are classified as long term on the balance sheet.

Equity investment

Equity investment refers to the interest in the entity over which have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

We hold a 33.5% equity ownership interest in Yunnan HanDing Investment Co. Ltd, which we account for under the equity method of accounting as described in Financial Accounting Standards (“FASB”) Accounting Standards Codification (“ASC”) Topic 323, Investments – equity method and joint ventures (“ASC 323”). The equity method requires that us to recognize our share of the net receipt of earnings (losses) by adjusting the equity investment on our consolidated balance sheet and recognizing income (losses) from equity investment in our statement of operations.

Goodwill and other intangible assets

In accordance with ASC Topic 350, Intangibles – Goodwill and Other (“ASC 350”) intangible assets with indefinite useful lives are not amortized but are reviewed periodically for impairment.

Goodwill and other intangible assets, including computer software, trademarks, licenses, website development, customer relationships and non-compete agreements, are tested on an annual basis as of December 31, and between annual tests if indicators of potential impairment exist. The fair value of our reporting unit was estimated using a combination of the market capitalization and the income approach. Under the income approach, the fair value of the reporting unit was calculated by estimating the fair value of the unit’s associated future cash flows. No impairment of goodwill and other intangible assets has been identified during the periods presented.

The significant estimates and assumptions used by management in assessing the recoverability of goodwill and other intangible assets are estimated future cash flows, present value discount rate, estimated growth of the overall craft beer segment, and other factors. If the Company’s estimate future cash flows were to significantly decline, an impairment charge could result. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management’s subjective judgment.

(i)	Goodwill

Goodwill arises on the acquisition of subsidiaries or businesses which represents the excess of the consideration transferred over our interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

(ii)	Trademarks and licenses

Separately acquired trademarks and licenses are shown at historical cost. Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over their estimated useful lives of seven to eight years.

(iii)	Contractual customer relationships and non-compete agreements

Contractual customer relationships and non-compete agreements acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relationships and non-complete agreements have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of customer relationships and non-compete agreements over their expected lives of three to four years.

(iv)	Computer software and website development costs

We capitalized certain internal use software and website development costs. Such costs are carried at cost less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimate economic life of the intangible assets.

The intangible assets are subject to impairment test on an annual basis and are being amortized over three to ten years.

Income taxes

We account for income taxes under FASB ASC Topic 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

We adopted FASB ASC Topic 740, "Income Taxes", which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

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

	2011	2010	2009
	(RMB per US$1.00)
Year as of December 31:	6.3654	6 .6120	6.8372

Average for the year:	6.4725	6.7781	6.8409

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

RESULTS OF OPERATIONS

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue

Revenues increased by 4.5% from US$78.2 million for the year ended December 31, 2010 to US$81.7 million for the year ended December 31, 2011, primarily as a result of increased revenue of Southeast Express and other new business, but offset by the termination of business with Shenyang Evening News. Revenue from our comprehensive cooperation contracts accounted for approximately 80.9% of our total newspaper advertising revenue for the year ended December 31, 2011.

Cost of revenue

Our cost of revenue slightly increased by 0.5% from US$40.4 million for the year ended December 31, 2010 to US$40.6 million for the year ended December 31, 2011, primarily as a result of the increase in new media cost.

Gross profit and gross profit margin

Gross profit increased by approximately 9.0% from US$37.7 million for the year ended December 31, 2010 to US$41.1 million for the year ended December 31, 2011, in line with the increase in revenue. Our gross profit margin increased from 48.3% in 2010 to 50.3% in 2011. This was mainly due to the slight increase in the gross profit margins of the newspaper advertising, distribution management and consulting businesses and the higher gross profit margin of the marketing business, which were offset by the decreases in gross profit margins of the online services, printing services, and television and radio advertising businesses.

Sales and marketing expenses

Our sales and marketing expenses increased by 51.3% from US$3.9 million for the year ended December 31, 2010 to US$5.9 million for the year ended December 31, 2011, primarily due to increase in compensation paid to our sales team as a result of the expansion of our sales team and workforce and an increase in commission paid. We hired additional sales personnel during the year.

General and administrative expenses

Our general and administrative expenses increased by 198.8% from US$8.2 million for the year ended December 31, 2010 to US$24.5 million for the year ended December 31, 2011, mainly because of a specific impairment provision for trade receivables of US$10.7 million, of which US$4.8 million was related to trade receivables due from debtors in Shenyang, which may end their customer relationship with us after the termination of the cooperation contract between us and Shenyang Media, thereby making such trade receivables mostly irrecoverable. In addition, another major component of the impairment provision for receivables was that some customers were not able to pay their advertising fees on time amid the discouraging economic environment and the relatively tight monetary policies adopted in the market, in particular the continuous measure of the central government to curb the property industry. The increase in general and administrative expenses was also caused by the increases in foreign exchange loss of US$0.6 million, amortization of intangible assets of US$1.54 million and staff cost of US$2.0 million.

Share-based payment expenses

Our share-based payment expenses decreased by 55.6% from US$1.8 million for the year ended December 31, 2010 to US$0.8 million for the year ended December 31, 2011, primarily due to the decreased cost of share option granted by ShiFang.

Operating income

As a result of the foregoing factors, we recorded operating income of US$23.8 million in the year ended December 31, 2010 compared to US$9.9 million in the year ended December 31, 2011, representing an decrease of 58.24%.

Interest income

Interest income increased by 1,056.2% from US$40,424 for the year ended December 31, 2010 to US$467,370 for the year ended December 31, 2011, primarily due to the increase of bank savings.

Interest expense

Interest expense increased by 50.0% from US$0.2 million for the year ended December 31, 2010 to US$0.3 million for the year ended December 31, 2011, primarily due to increase in bank charges.

Other income

Other income increased by 10% from US$1.4 million for the year ended December 31, 2010 to US$1.6 million for the year ended December 31, 2011, primarily due to the increase of financial subsidies granted by government.

Income before income tax and non-controlling interests

As a result of the foregoing factors, our income before income tax and non-controlling interests decreased by 53.8% from US$25.0 million for the year ended December 31, 2010 to US$11.6 million for the year ended December 31, 2011.

Income tax

Income tax increased by 0.8% from US$3.60 million for the year ended December 31, 2010 to US$3.63 million for the year ended December 31, 2011, primarily due to the expired preferential tax treatments enjoyed by certain subsidiaries.

Selected balance sheet data as of December 31, 2011 and December 31, 2010

Cash decreased from US$82.6 million for the year ended December 31, 2010 to US$33.7 million primarily due to the increase in net cash used in investing activities as a result of the prepayment for long term investment of US$11.6 million, equity investment of US$6.4 million, deposit paid for exclusive marketing and promotion projects of US$31.4 million, acquisition of a cooperation partnership business of US$6.2 million, payments for the additions of plant and equipment such as printing equipment and office fixtures of US$2.9 million and payments for the additions of intangible assets of US$1.3 million. Total current assets decreased by 12.4% primarily as a result of the decrease in cash.

Accrued expenses and other payables decreased 39.5% from US$20.5 million for the year ended December 31, 2010 to US$12.4 million and total current liabilities decreased by 16.2% primarily due to the payment of professional services for public offering work of ShiFang.

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

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from its operating activities and financing activities. As of December 31, 2009, 2010 and 2011, we had US$6.2 million, US$82.6 million and US$33.7 in cash, respectively. Our cash is mainly used to fund our daily operations and pay deposits to newspapers for exclusive rights to operate contracted newspapers, deposits to cooperative partners for marketing business development, and investment in media. As a result of the significant net cash used in operating and investing activities during the year, our working capital was decreased from US$119,360,292 as at December 31, 2010 to US$91,744,131 as at December 31, 2011. We expect that more cash is needed to fund its expansion of business, especially to fund deposits to newspapers and new business.

Operating activities

Net cash used in operating activities amounted to US$7.2 million in 2011, primarily attributable to net income of US$7.9 million offset by an increase in trade receivables of US$11.4 million and an increase of prepaid expenses of US$13.4 million.

Net cash generated from operating activities amounted to US$4.5 million in 2010, primarily attributable to net income of US$21.4 million offset by an increase of US$21.4 million in trade receivables and a decrease in prepaid expenses of US$7.3 million. Our trade receivables increased mainly because of the increase in the incomes from newspaper advertising, internet services and television and radio advertising businesses. Trade receivables turnover days increased from 106 days for the year ended December 31, 2009 to 141 days for the year ended December 31, 2010 primarily due to the increase in sales to our major customers and internet services customers who enjoy longer credit periods.

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

Investing activities

Net cash used in investing activities in 2011 was US$59.8 million, resulting primarily from the prepayment of US$11.6 million for long term investment, deposits of US$31.4 million to marketing and promotion projects, acquisition of a business of US$6.2 million and equity investment of US$6.4 million.

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

Financing activities

Net cash generated from financing activities was US$15.19 million in 2011, primarily attributable proceeds from bank borrowers of US$7.3 million, contributions from non-controlling interests of US$4.7 million and net proceeds from related parties of US$12.8 million, partially off set by repayment of bank borrowings of US$8.0 million and the repurchase of the shares of ShiFang ofUS$1.6 million.

Net cash generated from financing activities was US$88.2 million in 2010, primarily attributable to the offering proceeds of ShiFang shares of US$71.6 million and capital contributions from non-controlling interests of US$35 million, partially offset by the payment of listing and offering expenses of US$11.1 million.

Net cash used in financing activities amounted to US$3.5 million in the year ended December 31, 2009, primarily attributable to repayment to shareholders and related parties.

Capital expenditures

We incurred capital expenditures of US$1.6 million, US$17.4 million and US$59.8 million, in 2009, 2010 and 2011, respectively, which related primarily to additions of fixed assets, leasehold improvement, prepayment for long term investment, deposits to marketing and promotion projects, equity investment, acquisition of a business and intangible assets.

C. Research and Development, Patents and Licenses, etc.

Research and development costs relating to the development of new processes, including significant improvements and refinements to existing software, are expensed when incurred.  The major components of these research and development costs include experimental materials, salaries and overhead costs.  In accordance with the FASB’s accounting standards for research and development costs, we expense the costs associated with the research and development activities when incurred.  The research and development costs amounted to US$32,445, US$76,953 and US$341,847 for the years 2011, 2010 and 2009 respectively, which were recorded in administrative expenses.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following states our contractual obligations as of December 31, 2010:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Operating lease commitments	2,878	590	876	689	723
Long-term borrowings	158	-	158	-	-

G. Safe Harbor

See “Forward-Looking Statements.”

Recent Accounting Pronouncements

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

In December 2011, the FASB amended its guidance related to disclosures about offsetting assets and liabilities in the financial statements. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of these amendments. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not anticipate the adoption of this guidance will have a material impact on our financial statements.

In September 2011, the FASB amended its guidance on goodwill impairment testing to reduce the cost and complexity of testing goodwill for impairment by providing the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The result of this assessment will determine whether it is necessary to perform the two-step test. The provisions of this new guidance are effective for fiscal years beginning after December 15, 2011, with early adoption permitted. We adopted the new guidance early when we conducted our annual goodwill impairment test in the fourth quarter of 2011. The adoption of this guidance did not have a material impact on our financial statements.

In June 2011, the FASB amended its guidance on the presentation of comprehensive income in financial statements to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. The new accounting guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The provisions of this guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not anticipate the adoption of this guidance will have a material impact on our financial statements.

In May 2011, the FASB amended its guidance related to fair value measurements in order to align the definition of fair value measurements and the related disclosure requirements between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. These amendments, which are effective for interim and annual periods beginning after December 15, 2011, also change certain existing fair value measurement principles and disclosure requirements. We do not anticipate the adoption of this guidance will have a material impact on our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Peifeng Hong	46	Director, Chairman of Board
Zhi Chen	47	Executive Director, Chief Executive Officer
Tiezhu Zhang	39	Director and Chief Financial Officer
Min Chen	43	Director
Toshihiro Nakamura	39	Director
Michael W. Zhang	44	Director
Jingfeng Wang	42	Director

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

The aggregate cash compensation that we paid to our directors and executive officers included in the list under the heading “—Directors and Executive Officers” for the year ended December 31, 2011 and 2010 was US$0.8 million and US$0.8 million.  We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and consolidated affiliated entities as well as their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits.

Share Option Scheme

(a)	Share Options Issued by China TopReach

A resolution has been passed by our Board of Directors on June 23, 2010 that China TopReach would award 300,000 ordinary shares to a senior executive effective immediately and have another 900,000 ordinary shares incentive pool to the management staff as future compensation in 2011.

(b)	Pre-IPO Share Option Scheme by ShiFang

Pursuant to a resolution in writing passed by all the shareholders of ShiFang on February 26, 2010, ShiFang conditionally approved and adopted a Pre-IPO Option Scheme (the “Pre-IPO Option Scheme”). By the same resolution, ShiFang granted 27,456,156 share options to tits directors and employees which are exercisable under the following terms:

(i)	The exercise price of the option should not be less than 100% of the fair market value of the shares of the shares as at the grant date as determined by valuer appointed by ShiFang.

(ii)	40% of total options granted become exercisable a year after grant date, another 30% also become exercisable 2 years after grant date and remaining 30% become exercisable 3 years after grant date.

The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense, with a corresponding adjustment to equity-based compensation reserves, over the vesting period. At the end of each reporting period, ShiFang revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity. For the year ended December 31, 2011, the equity-based compensation expenses amounted to $842,106 (2010: $795,977; 2009: nil).

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

The Board of Directors of ShiFang may, at any time within 10 years after the date of approval of the Share Option Scheme, make an offer to grant options to any Eligible Person. The subscription price for shares granted pursuant to the Share Option Scheme shall be determined by the Board of Directors in its absolute discretion and shall be at least the highest of:

(i)	the closing price of the ShiFang shares as stated in the Stock Exchange of Hong Kong Limited’s (the “Stock Exchange”) daily quotations sheet on the date of offer;

(ii)	the average of the closing prices of the shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date on which such offer is made; and

the nominal value of shares of ShiFang. The total number of Shifang shares in respect of which options may be granted under the Share Option Scheme is not permitted to exceed 10% of the total number of shares in issue as at the Listing Date, or 73,216,512 Shares, without prior approval from the shareholders of ShiFang. The maximum number of shares which may be issued upon exercise of all outstanding options granted, and yet to be exercised, under the Share Option Scheme and any other share option schemes of ShiFang must not exceed 30% of the issued share capital of ShiFang from time to time. The total number of shares issued and to be issued upon exercise of all options granted under the Share Option Scheme to each Eligible Person (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of issued shares of ShiFang. Any further grant of share options in excess of this limit is subject to shareholders’ approval in a general meeting. Share options granted to a director, chief executive or substantial shareholder of ShiFang, or to any of their associates, are subject to approval in advance by the independent non-executive directors of ShiFang. In addition, if shares issued and to be issued upon exercise of all options granted under the Share Option Scheme (including options exercised, cancelled and outstanding) to a participant who is a substantial shareholder or an independent nonexecutive director of ShiFang, or any of their associates, in any 12-month period (i) represent in aggregate more than 0.1% of the total number of shares in issue, and (ii) have an aggregate value, based on the closing price of the shares of ShiFang at the date of each grant, in excess of HK$5,000,000 (approximately $645,000), the proposed grant of option must be approved by the shareholders of ShiFang in a general meeting. The amount payable on acceptance of an option is RMB1.00. The exercise period of any option granted under the Share Option Scheme shall not be longer than 10 years from the date of grant of the relevant option. There is no minimum period for which an option must be held before the exercise of the option except otherwise imposed by the board of Directors. As at 31 December 2011, no share option had been granted under the Share Option Scheme.

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

D. Employees

See the section “Item 4. Information on the Company—B. Business Overview—Employees and Training”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 30, 2012, by:

• each of our directors and executive officers; and

• each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 14,912,847 ordinary shares issued and outstanding as of April 30, 2012. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Ordinary Shares Beneficially Owned
Name (1)	Number	Percent
Directors and Executive Officers
Peifeng Hong (2)	1,540,395	10.3%
Zhi Chen (3)	3,885,266	26.1%
Tiezhu Zhang	*	*
Toshihiro Nakamura	*	*
Michael W. Zhang (4)	*	*
Jingfeng Wang	*	*
Min Chen	*	*
All directors and executive officers as a group	5,425,661	36.4%
Principal Shareholders	*	*
Index Corporation	2,801,241	18.8%
Keep Profit International Capital Limited (5)	809,713	5.4%
China Science & Kingwing (HK) Investment Management Limited	1,431,004	9.6%

* Less than 3%

(1)	The business address of each of the individuals is 6th Floor, San Shan Tower, No. 59, Dongjie Street, Fuzhou City, China
(2)	Includes 1,540,395 common shares owned by Blazing Sun Holdings Ltd., a British Virgin Islands company. Mr. Hong is the sole director and sole owner of Blazing Sun Holdings Ltd.
(3)	Includes 3,885,266 common shares owned by Topbig International Development Ltd., a British Virgin Islands company. Mr. Chen is the sole director and sole owner of Topbig International Development Ltd.
(4)	Mr. Zhang was the chief executive officer, secretary and a director of our Company before its business combination with OMH.
(5)	Keep Profit International Capital Limited is owned by Yu Shiquan, Li Gang and Xu Kaining, the management members of us.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Amounts Due from Related Parties

Due from related parties consists of the following:

	December 31,		December 31,		December 31,
	2011		2010		2009

Chen Zhi	US$	-	US$	-	US$	59,360
Chen Ziquan		-		-		16,934
Xu Kaining		-		1,058		1,023
Xiamen Yuan Liu Culture Communication Co., Ltd.		-		-		15,266
Xiamen Zhishang Trading Co., Ltd.		-		1,814,882		1,904,791
Fujian Jinyi Asia Paper Co., Ltd.		27,806		17,393		-
Fuzhou YaQi Art Creative Co., Ltd.		-		-		82,358
Toshihiro Nakamura		-		3,514		3,399
Qiang Peiying		1,573,235		1,514,560		-
Lianing Baixin Media Co., Ltd.		78,550
Zheng Shouling				-		31,522
Key management of the Company		315,279		301,000		-
	US$	1,994,870	US$	3,652,407	US$	2,114,653

Note: Please refer to Note 8 of our audited consolidated financial statements included elsewhere in this annual report for information on the relationship of these related parties to us.

Amounts Due to Related Parties

Due to related parties consists of the following:

	December 31,		December 31,		December 31,
	2011		2010		2009

Chen Zhi	US$	712,615	US$	393,384	US$	-
Chen Min		78,140		50,081		-
Hong Peifeng		205,748		600,583		-
Wang Jingfeng		78,140		50,081		-
Zhang Tiezhu		418,578		204,446		-
Michael W. Zhang		78,140		50,081		-
Shenzhen Zhongke Hongyi Venture Investment Management Co., Ltd.		2,070,807		2,123,703		-
Topbig International Development Ltd.		24,772		23,848		-
Fujian ShiFang Digital Technology Co., Ltd.		821		8,957		-
Fuzhou Development Zone Xuanye Industry & Trade Co., Ltd.		48,893		47,069		-
Fujian ShiFang Digital Technology Co., Ltd.		-		-		765
Fujian JinDi Mining Co., Ltd.		1,526		1,469		5,314,843
Fujian Lanting Network Technology Holding Co., Ltd.
Key management of the Company		212,981		12,148		-
	US$	212,981	US$	3,565,850	US$	5,315,608
		14,708,174

Note: Please refer to Note 19 of our audited consolidated financial statements included elsewhere in this annual report for information on the relationship of these related parties to us.

The advance from Fujian Lanting Network Technology Holding Co., Ltd is unsecured, interest-free, without fixed repayment term and repayable upon mutual agreement between us and the non-controlling shareholder.

Except for the advance from Fujian Lanting Network Technology Holding Co., Ltd which is classified as non-current liabilities, the amounts due to other related parties are unsecured, interest free and repayable on demand.

Amounts Due to Shareholders

We incurred the following borrowings from our shareholders:

	December 31,		December 31,		December 31,
	2011		2010		2009

China Science & Kingwin International Investment Ltd.	US$	-	US$	-	US$	2,925,174
Topbig International Development Ltd.		-		-		75,716
	US$	-	US$	-	US$	3,000,890

The borrowings were used to finance daily operations.  All of the above balances were unsecured, non-interests bearing and repayable on demand.  These borrowings were repaid as of December 31, 2011.

Revenue Gnerated from Related Companies

We generated revenue from certain related companies as details below:

	For The Year Ended
	December 31, 2011	December 31, 2010		December 31, 2009

Revenue from related companies:
Companies controlled by a close family member of a director	US$	US$	-	US$	232,426
Company controlled by a member of our key management			150,927		428,452
Company controlled by the Chief Executive Officer of the Company			436,553		305,077
	US$	US$	587,480	US$	965,955

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

Legal Proceedings and Contingent Liabilities

On July 26, 2011, Shenyang Media , one of our partners under a comprehensive cooperation contract, unilaterally terminated the contract with us.

Shenyang Media initiated a civil action against us on October 25, 2011 at the Intermediate People’s Court , seeking payment for a total sum of RMB 17,329,000 (approximately US$2,722,000), the outstanding advertising fee payable by us as of July 26, 2011 under the comprehensive cooperation contract between us and Shenyang Media, and all legal costs in relation to the litigation.

On December 22, 2011, we filed a civil writ with the Higher People’s Court against Shenyang Daily and Shenyang Media , under which we sought a total payment of RMB105,579,352 (approximately US$16,586,000) from Shenyang Daily and Shenyang Media for the outstanding advertising fees payable by them to us under their comprehensive cooperation contract with us, together with all the legal costs we incurred in relation to such litigation.

On March 8, 2012, we received a civil judgment issued by the Higher People’s Court in relation to the civil writ filed on December 22, 2011. The Higher People’s Court decided to refer the case to the Intermediate People’s Court. On March 13, 2012, we lodged an appeal to the Supreme People’s Court to request the Supreme People’s Court to overrule the Higher People’s Court’s decision and order that the case shall remain to be heard in the Higher People’s Court pursuant to PRC laws.

No provision for loss has been made in respect of the litigation between us, Shenyang Daily and Shenyang Media , as at December 31, 2011, as management, having considered all available facts and circumstances and legal advice from our external legal counsel, has determined that these claims would not result in an outflow of economic benefits from the Company.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The following table sets forth the high and low closing prices of the our units, ordinary shares and warrants on the over-the-counter bulletin board for the periods indicated since such securities commenced public trading.  The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions:

	Price Per		Price Per		Price Per
	Ordinary Share		Warrant		Unit
	High	Low	High	Low	High	Low
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Most recent fiscal years
2009	8.00	2.50	0.55	0.03	7.50	1.00
2010	6.50	1.85	0.78	0.03	4.00	2.80
2011	4.25	0.30	4.25	-	3.15	0.25
Most recent quarters
First Quarter 2010	4.90	1.85	0.35	0.30	4.00	4.00
Second Quarter 2010	5.50	2.15	0.78	0.24	4.00	2.80
Third Quarter 2010	3.89	2.50	0.13	0.06	2.80	2.80
Fourth Quarter 2010	6.50	2.90	0.25	0.03	2.80	2.80
First Quarter 2011	4.25	2.10	4.25	2.10	3.15	2.80
Second Quarter 2011	2.30	1.01	-	-	3.15	3.15
Third Quarter 2011	1.12	0.48	-	-	3.15	3.15
Fourth Quarter 2011	0.51	0.30	-	-	0.50	0.25
First quarter 2012	0.36	0.35	-	-	0.25	0.25
Most recent six months
October 2011	0.51	0.48	-	-	3.15	3.15
November 2011	0.51	0.51	-	-	0.50	0.25
December 2011	0.51	0.30	-	-	0.25	0.25
January 2012	0.35	0.35	-	-	0.25	0.25
February 2012	0.35	0.35	-	-	0.25	0.25
March 2012	0.35	0.35	-	-	0.25	0.25
April 2012 (through April 23)	0.36	0.35	-	-	0.25	0.25

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

PRC Taxation

Under the Enterprise Income Tax Law of 2007 and its Implementation Regulations, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its “ de facto management body” within the PRC is considered a resident enterprise. The “ de facto management body” is defined as an organization that exercises material and full management and control over matters including the enterprise’s production and operations, personnel, finance and property.

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

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of December 31, 2011, would decrease net income before provision for income taxes by approximately US$77,000 for the fiscal year ended December 31, 2011. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

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

Because substantially all of our earnings and cash assets are denominated in RMB, but our reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $8.3 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2011.

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

Inflation Risk. Inflationary factors, such as increases in our overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and sales, general and administrative expenses as a percentage of sales revenue if the selling prices of our products do not increase with these increased costs. According to the National Bureau of Statistics of China, the year-over-year change of consumer price index in China was 1.5%, 4.8%, 5.9%, (0.7%),3.3% and 5.4% in 2006, 2007, 2008, 2009, 2010 and 2011, respectively.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2011, the end of the period covered by the annual report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2011 at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

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

There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The aggregate fees billed for the last two fiscal years for professional services rendered by auditors are as follows:

	For the Year Ended December 31
	2011		2010

Audit Fees – UHY	US$	85,000	US$	100,000
Audit – Related Fee – UHY	US$	-	US$	-
Tax fees	US$	-	US$	-
All other fees	US$	-	US$	-

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

ITEM 18. FINANCIAL STATEMENTS

The following financial statements for China TopReach are filed as part of this annual report.

Page
Number
Reports of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Comprehensive Income	F-4
Consolidated Statement of Changes in Shareholders’ Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7 - F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA TOPREACH INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of China TopReach Inc. (the “Company”) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2011, 2010 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China TopReach Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years ended December 31, 2011, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA Limited

Certified Public Accountants

HONG KONG,  May 12, 2012

(THE PEOPLE'S REPUBLIC OF CHINA)

CHINA TOPREACH INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated in US Dollars)

	December 31, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$33,678,522	$82,577,185
Trade receivables, net	45,402,557	43,024,316
Other receivables	4,303,070	6,668,958
Prepaid expenses	32,962,062	18,847,343
Due from related parties	1,994,870	3,652,407
Inventories	1,295,213	799,503
Deposits to newspapers	2,134,613	2,930,550
Deposits for marketing and promotion projects	2,749,238	-
Total current assets	124,520,145	158,500,262

Non-current assets
Property, plant and equipment, net	9,776,757	7,896,583
Equity investment	6,345,706	-
Deposits to newspapers	14,453,137	13,914,080
Deposits for marketing and promotion projects	28,670,626	-
Prepayment for long term investment	27,178,183	14,821,520
Goodwill	1,975,131	-
Intangible assets, net	6,242,297	634,922
Total non-current assets	94,641,837	37,267,105
Total assets	$219,161,982	$195,767,367

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	7,622,702	7,836,930
Trade payables	651,457	629,700
Income tax payable	6,435,928	5,244,752
Advances from customers	1,762,183	1,400,483
Accrued expenses and other payables	12,372,583	20,462,255
Due to related parties	3,931,161	3,565,850
Total current liabilities	32,776,014	39,139,970

Non-current liabilities
Long-term borrowings	158,127	421,763
Due to a related party	10,777,013	-
Deferred income tax liabilities	1,161,974	-
Total non-current liabilities	12,097,114	421,763
Total liabilities	44,873,128	39,561,733

Commitments and contingencies

Shareholders’ equity
Preferred shares - $0.001 par value, 3,000,000 shares authorized; no shares issued and outstanding at December 31, 2011 and 2010	-	-
Ordinary shares - $0.001 par value, 60,000,000 shares authorized; 14,912,847 shares issued and outstanding at December 31, 2011 and 2010	14,913	14,913
Additional paid-in capital	49,433,214	48,542,261
Statutory reserve	1,997,176	1,558,282
Retained earnings	15,160,143	13,189,252
Accumulated other comprehensive income	4,292,577	1,714,247
Total China TopReach Inc.’s equity	70,898,023	65,018,955
Non-controlling interests	103,390,831	91,186,679
Total shareholders' equity	174,288,854	156,205,634
Total liabilities and shareholders' equity	$219,161,982	$195,767,367

See notes to consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in US Dollars)

	For The Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009

Revenue	$81,735,682	$78,184,101	$68,289,488

Cost of revenue	(40,591,545)	(40,445,567)	(36,413,753)

Gross Profit	41,144,137	37,738,534	31,875,735

Operating Expenses
Sales and marketing expenses	(5,878,551)	(3,949,385)	(3,298,462)
General and administrative expenses	(24,493,387)	(8,167,759)	(5,424,957)
Share-based payment expenses	(842,106)	(1,845,977)	(2,654,179)

Total operating expenses	(31,214,044)	(13,963,121)	(11,377,598)

Operating Income	9,930,093	23,775,413	20,498,137

Interest income	467,370	40,424	170,541
Interest expense	(346,002)	(215,731)	(644,421)
Other income	1,556,854	1,414,990	1,028,932
Share of loss of equity investment	(47,438)	-	-

Income before income tax	11,560,877	25,015,096	21,053,189

Income tax	(3,630,459)	(3,593,249)	(3,611,619)

Net Income	7,930,418	21,421,847	17,441,570

Less: Net income attributable to non-controlling interests	(5,520,633)	(9,672,681)	(3,587)

Net Income attributable to China TopReach Inc.	$2,409,785	$11,749,166	$17,437,983

Weighted average number of shares outstanding - basic	14,912,847	15,321,170	16,285,126

- diluted	14,912,847	15,321,170	17,750,665

Net income per share - basic	$0.16	$0.77	$1.07

- diluted	$0.16	$0.77	$0.98

See notes to consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Stated in US Dollars)

	For The Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009

Net Income	$7,930,418	$21,421,847	$17,441,570

Other comprehensive income

Foreign currency translation adjustment	6,222,697	2,502,465	196,810

Comprehensive income	$14,153,115	$23,924,312	$17,638,380

Less: Comprehensive income attributable to non-controlling interests	9,165,000	11,081,419	14,954

Comprehensive income attributable to China TopReach Inc.	$4,988,115	$12,842,893	$17,623,426

See notes to consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 and 2009

(Stated in US Dollars)

							Accumulated
	Ordinary shares					Non-	Other
	Number of		Additional	Statutory		controlling	Comprehensive
	Shares	Amount	Paid-in Capital	reserve	Retained Earnings	interests	Income	Total

Balance at January 1, 2009 (A)	14,959,000	$7,459	$8,142,919	$1,295,773	$12,771,704	$67,613	$1,234,317	$23,519,785

Shares effectively issued to former shareholders of TopReach as part of the recapitalization	1,096,087	1,097	(1,755,096)	-	-	-	-	(1,753,999)

Issuance of ordinary shares to financial advisor at closing, fair value $7.9 per share	335,972	336	2,653,843	-		-	-	2,654,179

Appropriation to statutory reserve	-	-	-	1,427,444	(1,427,444)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	11,367	185,443	196,810

Net income for the year ended December 31, 2009	-	-	-	-	17,437,983	3,587	-	17,441,570

Balance at January 1, 2010	16,391,059	$8,892	$9,041,666	$2,723,217	$28,782,243	$82,567	$1,419,760	$42,058,345

Issuance of shares to a senior executive as compensation	300,000	300	1,049,700	-	-	-	-	1,050,000

Issuance of earnout shares	-	7,500	26,492,500	-	(26,500,000)	-	-	-

Shares forfeited and cancelled	(1,778,212)	(1,779)	-	-	-	-	-	(1,779)

Share based compensation	-	-	347,890	-	-	448,087	-	795,977

Changes in ownership interest from private placement of ShiFang shares	-	-	2,999,060	(1,136,270)	-	33,729,609	(592,399)	35,000,000

Changes in ownership interest from initial public offering of ShiFang shares	-	-	17,798,412	(396,738)	(474,084)	54,842,768	(206,841)	71,563,517

Costs associated with initial public offering	-	-	(9,186,967)	-	-	(8,997,771)	-	(18,184,738)

Appropriation to statutory reserve	-	-	-	368,073	(368,073)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	1,408,738	1,093,727	2,502,465

Net income for the year ended December 31, 2010	-	-	-	-	11,749,166	9,672,681	-	21,421,847

Balance at December 31, 2010	14,912,847	$14,913	$48,542,261	$1,558,282	$13,189,252	$91,186,679	$1,714,247	$156,205,634

Deemed acquisition of additional equity interests in ShiFang	-	-	1,237,927	-	-	(1,237,927)	-	-

Non-controlling interests arising from formation of subsidiaries	-	-	-	-	-	4,710,699	-	4,710,699

Share based compensation	-	-	374,316	-	-	467,790	-	842,106

Appropriation to statutory reserve	-	-	-	438,894	(438,894)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	3,644,367	2,578,330	6,222,697

Repurchase and cancellation of ShiFang shares	-	-	(721,290)	-	-	(901,410)	-	(1,622,700)

Net income for the year ended December 31, 2011	-	-	-	-	2,409,785	5,520,633	-	7,930,418

Balance at December 31, 2011	14,912,847	$14,913	$49,433,214	$1,997,176	$15,160,143	$103,390,831	$4,292,577	$174,288,854

(A)	Represents the consolidated statement of changes in shareholders’ equity of Olympia Media Holdings Limited, the Accounting Acquirer. See notes to consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US Dollars)

	For The Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009
Cash flows from operating activities:
Net income	$7,930,418	$21,421,847	$17,441,570

Adjustments to reconcile net income to net cash provided by /(used in) operating activities:
Depreciation	1,335,805	897,154	840,636
Amortization	1,484,623	88,668	134,384
Share-based payment expenses	842,106	1,845,977	2,654,179
Allowance for doubtful debts	10,698,576	802,290	125,422
(Gain)/loss on disposal of property, plant and equipment	(5,871)	8,852	-
Equity loss on investment	47,431	-	-
Deferred income tax	(269,757)	-	-
Changes in assets and liabilities:
Trade receivables	(11,410,026)	(21,450,628)	(4,838,031)
Other receivables	2,624,248	2,041,267	1,226,342
Prepaid expenses	(13,384,560)	(7,258,626)	(9,872,952)
Inventories	(464,737)	(201,470)	(289,710)
Deposits to newspapers	909,468	6,942,102	1,153,026
Trade payables	(2,638)	(201,441)	(3,039,512)
Income tax payable	987,991	940,945	2,490,473
Advances from customers	307,444	(1,954,822)	2,267,458
Accrued expenses and other payables	(8,882,392)	570,313	(564,647)
Net cash (used in)/provided by operating activities	(7,251,871)	4,492,428	9,728,638

Cash flows from investing activities
Purchase of property, plant and equipment	(2,905,523)	(2,391,979)	(326,512)
Cash paid for long term investment	(11,587,503)	(14,821,520)	-
Proceeds from disposal of property, plant and equipment	23,793	-	-
Deposits paid in connection with leasehold improvement	-	-	(1,104,576)
Deposits to marketing and promotion projects	(31,408,022)	-	-
Cash paid for equity investment	(6,393,137)	-	-
Acquisition of a business	(6,187,162)	-	-
Expenditures for intangible assets	(1,324,836)	(155,777)	(115,999)
Net cash used in investing activities	(59,782,390)	(17,369,276)	(1,547,087)

Cash flows from financing activities:
Proceeds from private placement	-	35,000,000	-
Offering proceeds of ShiFang shares	-	71,563,517	-
Payment of listing and offering expenses incurred	-	(11,103,251)	(1,910,953)
Proceeds from reverse merger	-	-	491,234
Proceeds from borrowings	7,261,491	8,258,693	9,436,611
Repurchase and cancellation of ShiFang shares	(1,622,700)	-	-
Capital contributions from non-controlling interests	4,710,699	-	-
Repayment of short-term borrowings	(8,046,195)	(6,511,437)	(8,263,617)
Proceeds from/(repayment) to related parties	12,803,214	(5,366,201)	(429,710)
Repayment to shareholders	-	(3,103,098)	(2,703,701)
Repayment to non-controlling interests	-	(521,779)	(87,755)
Net cash provided by/(used in) financing activities	15,106,509	88,216,444	(3,467,891)

Effect of foreign currency conversion on cash	3,029,089	1,013,652	(65,591)

Net (decrease)/increase in cash and cash equivalents	(48,898,663)	76,353,248	4,648,069
Cash and equivalents, beginning	82,577,185	6,223,937	1,575,868
Cash and equivalents, ending	$33,678,522	$82,577,185	$6,223,937
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest paid	$260,641	$215,694	$645,208
Income tax paid	$2,928,544	$2,617,548	$1,179,083

See notes to consolidated financial statements.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

1.	ORGANIZATION AND BUSINESS OPERATIONS

The consolidated financial statements include the financial statements of China TopReach Inc. (the “Company” or “China TopReach”), its subsidiaries and variable interest entities (“VIE”). The Company, its subsidiaries and VIE are collectively referred to as the “Group”. The Group is engaged in publishing and advertising activities in the People’s Republic of China ("PRC" or “China”).

Reverse acquisition in 2009

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

Pursuant to the terms of the SPA and its amendment dated on January 13, 2009, the Company acquired all of OMH’s shares of common stock issued and outstanding for a consideration of US$6 million in cash and by the issuance of 6,259,000 ordinary shares. Subsequent to the board meeting held on October 10, 2009, the Company issued 1,200,000 ordinary shares to the former shareholders of OMH as settlement for consideration of US$6 million in cash. Such shares (aggregating 7,459,000 shares) have been retroactively accounted for as part of the reverse acquisition and have been reflected as issued at the beginning of the earliest period presented.

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

Considering the impact of the global financial crisis and the fact that certain OMH shareholders did not participate in the Share Subscription Agreement, the relevant parties agreed to further amend the SPA on June 23, 2010 and pursuant to the amended SPA, the Company agreed to allocate and issue an aggregate of 2,000,000 of the remaining 4,000,000 Earn-out shares to the OMH shareholders on April 24, 2010, regardless of whether any profit targets in any year had been achieved by the Company. Following such issuance, there will still be 2,000,000 Earn-out shares remaining for potential issuance and allotment. 1,000,000 shares will be allotted and issued by the Company to the OMH shareholders for each of the 2011 and 2012 financial year conditionally upon the achievement of profit targets by the Company of RMB 278.8 million (approximately $43 million) in 2011 and RMB 394.4 million (approximately $62 million) in 2012. No earnout shares were issued and allotted for the 2011 financial year as the profit target is not achieved by the Company.

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

Spin-off of ShiFang Holding Limited in 2010

ShiFang Holding Limited (“ShiFang”) was incorporated in the Cayman Islands on December 9, 2009 as a wholly owned subsidiary of China TopReach to serve as the holding company of OMH and its subsidiaries.  ShiFang plans to use the proceeds from the Private Placement to continue to develop relationships with additional metro newspapers in the PRC and to fund its working capital needs.

In 2010, for the purposes of the spin-off and separate listing (the “Spin-off”) of ShiFang, ShiFang and its subsidiaries (collectively, the “ShiFang Group”) underwent and completed a reorganization (the “ShiFang Reorganization”). In preparation for the listing of ShiFang’s shares on the Hong Kong Stock Exchange, the publishing and advertising businesses underwent a group reorganization, pursuant to which the companies engaged in the publishing and advertising businesses of the Group were transferred to ShiFang. The Reorganization involved the followings:

-	On December 9, 2009, ShiFang was incorporated with one issued share capital of HK$0.1 allotted and issued to the Company.

-	Pursuant to an agreement on January 14, 2010, certain shareholders of the Company, namely: TopBig International, Blazing Sun and Keep Profit transferred its equity interest in the Company to ShiFang in exchange for 80,000,000 new ShiFang shares. 42,998,170 shares 15,859,804 shares and 21,142,026 shares to TopBig International, Blazing Sun and Keep Profit, respectively.

-	On the same date, 319,999,999 shares are issued and allotted to the Company and they are credited as fully paid pursuant to the capitalization issue immediately following the issue of new shares to TopBig International, Blazing Sun and Keep Profit.

-	Pursuant to an agreement dated January 18, 2010, the Company transferred its entire equity interests in OMH in exchange for US$ 50,000. Therefore, ShiFang became the holding company of OMH.

-	On February 12, 2010, ShiFang has completed a US$35 million equity private placement (the “Private Placement”) by issuing 149,123,121 shares to four institutional investors (the “Investors”). The Investors namely, CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd, Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited, acquired an aggregate 27.16% equity interest in ShiFang in the Private Placement.

-	As a result of the above issue of shares and private placement, the Company’s interest in ShiFang was diluted to 58.27%.

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

Deemed acquisition of additional equity interests in ShiFang in 2011

As at December 31, 2011, the Group’s interest in ShiFang was increased from 43.71% to 44.45% as a result of repurchase and cancellation of 12,223,000 shares by ShiFang during the year ended December 31, 2011. In the opinion of the Company’s Board of Directors, ShiFang shall continue be a subsidiary of the Group as the Company can still exercise control on ShiFang’s operation and Board of Directors during the year.

2.	VARIABLE INTEREST ENTITIES

Fujian ShiFang Culture Communication Co. Ltd. ("SF"), a subsidiary of OMH, entered into contractual agreements with Beijing HongXinTu Culture Communication Company Limited (“BJHXT”).

Based on the contractual arrangements, SF agreed to provide consulting services to BJHXT, including (i) market research; (ii) business development and market consultation; (iii) consulting services in respect of labor matters; (iv) construction and maintenance of information networks and network security; (v) technical support for the software and technology required by BJHXT and (vi) such other services as may be required by BJHXT and agreed to be performed by SF for BJHXT exclusively in relation to its business operations in exchange for service fees according to the nature of the service content and time spent based on market price. The service agreement has been renewed on July 1, 2011 with ten years term and the agreement automatically renews for successive periods of five years provided SF does not issue any notice of termination 30 days before the relevant termination date.

This contractual agreement was entered into to establish a situation under which SF obtains effective management of the operational and economic control over BJHXT and has an exclusive option to purchase all or part of the equity interest in BJHXT when and to the extent permitted by the PRC laws. The contractual agreement, taken as a whole, has established a contractual position which allows the economic benefits of BJHXT’s business to flow to SF. In addition, under the agreement, all the directors in BJHXT are to be nominated by SF. Through its control over the directors of BJHXT, the management of the Company believe that SF is able to monitor, supervise and effectively control the business, operations and financial policies of BJHXT. The agreement also enables SF to exercise control over and to acquire equity interests in BJHXT at an agreed sum or, in the event that such agreed price is lower than the lowest price permissible under PRC laws, at such price as is permitted by the relevant PRC laws and regulations.

Accordingly, by virtue of the contractual arrangements, SF is the primary beneficiary of BJHXT as defined by ASC 810 “Consolidation of Variable Interest Entities (“VIE”)”. Therefore, the Company consolidates BJHXT and its subsidiaries as VIE.

As of December 31, 2011, BJHXT has 5 wholly owned subsidiaries and a 51%-owned subsidiary.

The liabilities recognized as a result of consolidating the VIE do not represent additional claims on our general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating the VIE do not represent additional assets that could be used to satisfy claims against our general assets. Reflected in the December 31, 2011 and 2010 balance sheets are consolidated VIE assets of approximately $57,000,000 and $21,000,000, respectively, which are comprised mainly of cash, receivables, inventory, property and equipment. VIE liabilities of approximately $13,000,000 and $18,000,000, respectively, mainly consist of borrowings and payables for working capital.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

3.	SUBSIDIARIES OF THE COMPANY

As of December 31, 2011, the consolidating subsidiaries and VIEs are as follows:

Name of Company	Principal activities	Place of Incorporation	Attributable equity interest %

Directly owned			2011	2010
ShiFang Holding Limited (“ShiFang”)	Investment holding	Cayman Islands	44.45%	43.71%

Indirectly owned
Beijing BaiChuan DuKe Science and Technology Co., Ltd,	Provision of technology promotion and consultancy services	Beijing, People’s Republic of China	100%	100%
Beijing HanDing Advertisement Co., Ltd.	Provision of full-line advertising services	Beijing, People’s Republic of China	100%	100%
Beijing HongXinTu Culture Communication Co., Ltd.	Provision of publishing services	Beijing, People’s Republic of China	100%	100%
Beijing ShiFang YiZhi Culture Communication Co., Ltd	Provision of full-line advertising services	Beijing, People’s Republic of China	100%	-
Chongqing ShiFang Culture Communication Co., Ltd.	Provision of full-line advertising services	Chongqing, People’s Republic of China	100%	100%
Dalian ShiFang Media Co., Ltd.	Provision of advertising services	Dalian, People’s Republic of China	100%	100%
Dongkuai (Fuzhou) Investment Consultancy Services Co., Ltd.	Provision of investment consultancy services	Fuzhou, People’s Republic of China	100%	100%
Fujian ShiFang Culture Communication Co., Ltd.	Provision of full-line advertising agency services	Fuzhou, People’s Republic of China	100%	100%
Fujian ZhiYuan Media Co., Ltd.	Provision of technology consultancy services	Fuzhou, People’s Republic of China	100%	100%
Fuzhou AoHai Advertisement Co., Ltd.	Provision of advertising, investment and internet services	Fuzhou, People’s Republic of China	100%	100%
Fuzhou DongKuai Media Co., Ltd.	Provision of full-line advertising agency services	Fuzhou, People’s Republic of China	100%	100%
Fuzhou HanDing Network Science & Technology Co., Ltd.	Provision of technology consultancy services	Fuzhou, People’s Republic of China	100%	100%
Fuzhou HongXinTu Printing Co., Ltd.	Provision of printing services	Fuzhou, People’s Republic of China	100%	100%
Fujian Fangke Network Technology Corporation Limited	Provision of full-line advertising services and property marketing	Fuzhou, People’s Republic of China	51%	-

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

3.	SUBSIDIARIES OF THE COMPANY - CONTINUED

Fujian Haobang Real Estate Consulting and Agency Co., Ltd.	Provision of property marketing and agency services	Fuzhou, People’s Republic of China	51%	-
Fujian ShiFang JianKang Technology Co., Ltd.	Provision of health care products development and full-line advertising agency services	Fuzhou, People’s Republic of China	65%	-
Guangxi ShiFang Culture Communication Co., Ltd.	Provision of full-line advertising agency services	Nanning, People’s Republic of China	100%	-
Gloria Fair Limited	Provision of advertising, investment and internet services	Hong Kong	100%	100%
Guizhou Qianzhong newspaper Industry Printing Co., Ltd.	Provision of publishing and printing services	Guizhou, People’s Republic of China	100%	100%
Guizhou ShiFang HanDing Media Co., Ltd.	Provision of full-line advertising services	Guizhou, People’s Republic of China	100%	100%
Hung Hing To Publishing Limited	Provision of publishing and advertising services	British Virgin Islands	100%	100%
Kunming AoHai Advertising Co., Ltd.	Provision of full-line advertising services	Kunming, People’s Republic of China	100%	100%
Kunming HongLianXin Printing Co., Ltd.	Provision of publishing and printing services	Kunming, People’s Republic of China	100%	100%
Liaoning AoHai TianYi Media Advertisement Co., Ltd.	Provision of full-line advertising services	Shenyang, People’s Republic of China	100%	100%
Liaoning Shifang Xinda Culture Communication Co., Ltd.	Provision of full-line advertising agency services	Shenyang, People’s Republic of China	60%	-
Olympia Media Holdings Limited (“OMH”)	Investment holding	British Virgin Islands	100%	100%
Shenyang ZhuQin ShiFang Media Development Co., Ltd.	Provision of full-line advertising services	Shenyang, People’s Republic of China	51%	51%
ShiFang YaQi Culture Communication (Xiamen) Co., Ltd.	Provision of full-line advertising services	Xiamen, People’s Republic of China	100%	100%
Sichuan ShiFang FuRui Investment Co., Ltd.	Provision of property development and management services.	Sichuan, People’s Republic of China	51%	-
Shenyang JinXiYuan Advertising Co., Ltd.	Provision of full-line advertising agency services	Shenyang, People’s Republic of China	100%	-
Tianjin ShiFang Advertisement Media Co., Ltd.	Provision of full-line advertising services	Tianjin, People’s Republic of China	100%	100%

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

3.	SUBSIDIARIES OF THE COMPANY - CONTINUED

Xiamen DuKe Information Science & Technology Co., Ltd.	Provision of technology promotion and consultancy services	Xiamen, People’s Republic of China	100%	100%
Yunnan HanDing Technology Co., Ltd.	Provision of technology consultancy services	Kunming, People’s Republic of China	100%	-
ZhiYuan Fuzhou Culture Communication Co., Ltd.	Provision of full-line advertising services	Fuzhou, People’s Republic of China	100%	100%
ZhiYuan (Xiamen) Culture Communication Co., Ltd.	Provision of full-line advertising services	Xiamen, People’s Republic of China	100%	100%

4.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying audited consolidated financial statements and related notes have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

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

	2011	2010	2009

Year ended December 31:
USD exchange rate to RMB	6.3654	6.6120	6.8372
Average period:
USD exchange rate to RMB	6.4725	6.7781	6.8409

(d)	Cash and cash equivalents

Cash and cash equivalents represents cash at bank and on hand and demand deposits with banks and other financial institutions.

The Group considers all highly liquid investments with original maturities of three months or less to be cash. As of December 31, 2011 and 2010, respectively, the Group’s cash was with banks in the PRC where there is currently no rule or regulation mandated obligatory insurance of bank accounts.

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

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average cost method. The cost of finished goods comprises newsprint papers and printing consumables.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(g)	Property, plant, and equipment, net

Property, plant and equipment are recorded at cost less accumulated depreciation.  Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets’ estimated useful lives ranging from five to forty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

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

The estimated useful lives of the assets as follows:

Years
Leasehold improvement	5
Buildings	40
Machinery and equipment	5-10
Office equipment and furniture	5
Motor vehicles	5-10

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(h)	Impairment of long-lived assets

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

Based on the Group’s assessment, no impairment was recognized as of December 31, 2011 and 2010.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(i)	Equity investment

Equity investment refers to the interest in the entity over which the Group has significant influence but not control, generally an ownership between 20% and 50% of the voting rights.

The Company holds a 33.5% equity ownership interest in Yunnan HanDing Investment Co. Ltd, which the Company accounts for under the equity method of accounting as described in Financial Accounting Standards (“FASB”) Accounting Standards Codification (“ASC”) Topic 323, Investments – equity method and joint ventures (“ASC 323”). The equity method requires that the Company recognize its share of the net income or loss by adjusting its equity investment in the Company’s consolidated balance sheet and recognizing income (losses) from equity investment in the Company’s statement of operations.

(j)	Deposits to Newspapers

Pursuant to the agreements between the Group and PRC local newspapers (“Newspapers”), the Group is required to make deposits to obtain advertising operational rights from these contracted Newspapers. Such deposits are interest free and refundable at termination of the contracts or on request under mutual consent. Deposits paid for contracts expiring in one year or less are classified as short term. Long term deposits over one year are classified as long term on the balance sheet.

(k)	Deposits for marketing and promotion projects

The deposits represent cash paid by the Group to the local commercial customers in relation to the exclusive marketing and promotion services between the Group and these customers. Deposits paid for contracts expiring in one year or less are classified as short term. Long term deposits over one year are classified as long term on the balance sheet.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(l)	Goodwill and other intangible assets

In accordance with ASC Topic 350, Intangibles – Goodwill and Other (“ASC 350”) intangible assets with indefinite useful lives are not amortized but are reviewed periodically for impairment.

Goodwill and other intangible assets, including computer software, trademarks, licenses, website development, customer relationships and non-compete agreements, are tested on an annual basis as of December 31, and between annual tests if indicators of potential impairment exist. The fair value of the Company’s reporting unit was estimated using a combination of the market capitalization and the income approach. Under the income approach, the fair value of the reporting unit was calculated by estimating the fair value of the unit’s associated future cash flows. No impairment of goodwill and other intangible assets has been identified during the periods presented.

The significant estimates and assumptions used by management in assessing the recoverability of goodwill and other intangible assets are estimated future cash flows, present value discount rate, estimated growth of the overall craft beer segment, and other factors. If the Company’s estimate future cash flows were to significantly decline, an impairment charge could result. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management’s subjective judgement.

(i)	Goodwill

Goodwill arises on the acquisition of subsidiaries or businesses which represents the excess of the consideration transferred over the Group’s interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

(ii)	Trademarks and licences

Separately acquired trademarks and licences are shown at historical cost. Trademarks and licences acquired in a business combination are recognised at fair value at the acquisition date. Trademarks and licences have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives of seven to eight years.

(iii)	Contractual customer relationships and non-compete agreements

Contractual customer relationships and non-compete agreements acquired in a business combination are recognised at fair value at the acquisition date. The contractual customer relationships and non-complete agreements have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of customer relationships and non-compete agreements over their expected lives of three to four years.

(iv)	Computer software and website development costs

The Group capitalized certain internal use software and website development costs. Such costs are carried at cost less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimate economic life of the intangible assets.

The intangible assets are subject to impairment test on an annual basis and are being amortised over three to ten years.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(m)	Fair value measurements

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

For certain of the Company’s financial instruments, none of which are held for trading purposes, including cash, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate their fair values due to their short maturities.

(n)	Revenue recognition

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

In addition, the Group received grants from PRC government. A government subsidy is recognized when there is a reasonable assurance that the Group has complied with the conditions attached to it and that the grant will be received. The government grant is currently included in Other Income in the consolidated statements of operations. The Group received $784,529, $633,363 and $284,319 for the years ended 31 December 2011, 2010 and 2009, respectively.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(o)	Statutory Reserves

Pursuant to the applicable laws in the PRC, PRC entities are required to make appropriations to three non-distributable reserve funds, the statutory surplus reserve, statutory public welfare fund, and discretionary surplus reserve, based on after-tax net earnings as determined in accordance with the PRC GAAP, after offsetting any prior years’ losses. Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net earnings until the reserve is equal to 50% of the entity's registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax net earnings. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Beginning from January 1, 2006, enterprise has no further requirements to make the appropriation to the statutory public welfare fund. The Group does not make appropriations to the discretionary surplus reserve fund.

(p)	Income taxes

The Group accounts for income taxes under FASB ASC Topic 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Group adopted FASB ASC Topic 740, "Income Taxes", which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(q)	Pension and employee benefits

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

(t)	Non-controlling interest in consolidated financial statements

ASC 810 requires us to classify non-controlling interests in a subsidiary as part of consolidated net income and to include the accumulated amount of non-controlling interests as part of total equity. The net profit amounts we have previously reported are now presented as “Net income attributable to shareholders”. The calculation of earnings per share continues to be based on income amounts attributable only to shareholders. Similarly, in our presentation of total equity, we distinguish between equity amounts attributable to shareholders and amounts attributable to the non-controlling interests.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

4	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(u)	Research and Development Costs

Research and development costs relating to the development of new processes, including significant improvements and refinements to existing software, are expensed when incurred. The major components of these research and development costs include experimental materials, salaries and overhead costs.  In accordance with the FASB’s accounting standards for research and development costs, the Group expenses the costs associated with the research and development activities when incurred. The research and development costs amounted to $32,445, $76,953, and $341,847 for the years 2011, 2010 and 2009 respectively, which were recorded in administrative expenses.

(v)	Advertising Costs

The Group expenses advertising costs as incurred. There were no material advertising expenses during the periods presented.

(w)	Comprehensive income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated statements of changes in equity, consisted of cumulative foreign currency translation adjustment in each of the years ended December 31, 2011, 2010 and 2009.

(x)	Segment information

FASB ASC Topic 280 "Segment reporting" establishes standards for reporting information on operating segments in interim and annual financial statements.  The Group has only one segment, all of the Group's operations and customers are in the PRC and all income are derived from the publishing and advertising business. Accordingly, no segment information is presented.

(y)	Economic and political risks

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

(z)	Recently issued accounting standards not yet adopted

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

(z)	Recently issued accounting standards not yet adopted

In December 2011, the FASB amended its guidance related to disclosures about offsetting assets and liabilities in the financial statements. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of these amendments. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not anticipate the adoption of this guidance will have a material impact on our financial statements.

In September 2011, the Financial Accounting Standards Board (“FASB”) amended its guidance on goodwill impairment testing to reduce the cost and complexity of testing goodwill for impairment by providing the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The result of this assessment will determine whether it is necessary to perform the two-step test. The provisions of this new guidance are effective for fiscal years beginning after December 15, 2011, with early adoption permitted. We adopted the new guidance early when we conducted our annual goodwill impairment test in the fourth quarter of 2011. The adoption of this guidance did not have a material impact on our financial statements.

In June 2011, the FASB amended its guidance on the presentation of comprehensive income in financial statements to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. The new accounting guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The provisions of this guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not anticipate the adoption of this guidance will have a material impact on our financial statements.

In May 2011, the FASB amended its guidance related to fair value measurements in order to align the definition of fair value measurements and the related disclosure requirements between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. These amendments, which are effective for interim and annual periods beginning after December 15, 2011, also change certain existing fair value measurement principles and disclosure requirements. We do not anticipate the adoption of this guidance will have a material impact on our financial statements.

5	TRADE RECEIVABLES, NET

Trade receivables consist of the following:

	December 31, 2011	December 31, 2010

Trade receivables	$57,198,073	$44,108,708
Less: Allowance for doubtful debts	11,795,516	1,084,392
Trade receivables, net	$45,402,557	$43,024,316

Bad debt expense of $10,698,576, $802,290 and $125,422 has been made for the years ended December 31, 2011, 2010 and 2009, respectively.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

6	OTHER RECEIVABLES

Other receivables consist of the following:

	December 31, 2011	December 31, 2010

Utility and rental deposits	$137,359	$78,368
IPO proceeds receivable (a)	-	4,033,848
Advances to employees (b)	1,716,539	589,373
Government grant receivables	555,805	617,527
Others (c)	1,893,367	1,349,842
	$4,303,070	$6,668,958

(a)	The amount represented the global IPO proceeds retained by CCB International Asset Management Limited.
(b)	Advances to employees are unsecured, interest free and repayable on demand.
(c)	The amount represented mainly the advances and deposits to third parties with business relationships which are unsecured, interest free and repayable on demand.

7	PREPAID EXPENSES

	December 31, 2011	December 31, 2010

Prepayments for print media advertising	$32,962,062	$18,847,343

Under the terms of certain exclusive and non-exclusive advertising agreements with metropolitan newspaper’s contract, the Group has to make prepayments for print media advertising to the newspaper publishers, the amounts prepaid to newspaper publishers can be used to offset the fees payable where the amount of prepayment available. The prepayments may be forfeited in the event that the Group is unable to fulfill the contractual obligations in respect of actual business volume generated.

As at December 31, 2011, the Group has made prepayment of RMB33,780,000 (approximately $5,307,000) to Shenyang Evening News under the terms of the exclusive advertising agreement. The exclusive advertising agreement between the Group and Shenyang Evening News was terminated unilaterally by Shenyang Evening News on July 26, 2011. The Directors have reviewed the recoverability of such prepayment and deposit, including consideration of the probable outcome of the litigation between the Group and Shenyang Evening News and its ability to enforce court decision to collect the amount, and has determined these amounts are recoverable as at December 31, 2011. Details of the litigation with Shenyang Evening News are disclosed in Note 32.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

8	DUE FROM RELATED PARTIES

	December 31,	December 31,
	2011	2010

Xu Kaining (a)	$-	$1,058
Xiamen Zhishang Trading Co., Ltd. (b)	-	1,814,882
Fujian Jinyi Asia Paper Co., Ltd. (b)	27,806	17,393
Toshihiro Nakamura (c)	-	3,514
Qiang Peiying (d)	1,573,235	1,514,560
Liaoning Baixin Media Co., Ltd. (e)	78,550	-
Key management of the Group	315,279	301,000

	$1,994,870	$3,652,407

The amounts due from related parties are unsecured, interest free and repayable on demand.

(a)	Xu Kaining is the beneficial owner of Keep Profit International Capital Limited, a shareholder of the Company.

(b)	The company is controlled by a close family member of a director of the Company.

(c)	Toshihiro Nakamura is a director of the Company.

(d)	Qiang Peiying is the spouse of a director of the Company.

(e)	A significant shareholder of a subsidiary of the Group.

9	INVENTORIES

Inventories consist of the following:

	December 31, 2011	December 31, 2010

Ink	$140,747	$74,749
Newsprint	1,030,287	637,985
Other consumables	124,179	86,769
	$1,295,213	$799,503

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

10	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31, 2011	December 31, 2010

Leasehold improvement	$1,813,611	$1,641,107
Buildings	420,231	408,197
Machinery and equipment	7,713,421	6,459,014
Office equipment and furniture	1,740,532	1,194,797
Motor vehicles	3,055,123	1,686,177
Total	14,742,918	11,389,292
Less: Accumulated depreciation and amortization	(4,966,161)	(3,492,709)
	$9,776,757	$7,896,583

Management determined that there were no impairment provisions necessary at December 31, 2011 and 2010. Depreciation and amortization expenses for the years ended December 31, 2011, 2010 and 2009 amounted to $1,335,805, $897,154 and $840,636, respectively.

As of December 31, 2011 and 2010, buildings, machinery and equipment with an aggregate net book value of $147,878 and $1,423,624, respectively were pledged as collateral for short term borrowings from banks.

11	EQUITY INVESTMENT

	December 31, 2011	December 31, 2010

Original cost of equity investment	$6,393,137	$-
Equity loss on investment	(47,431)	-
Equity investment balance	$6,345,706	$-

The Group’s equity investment represents its 33.5% equity interest in Yunnan Handing Investment Co. Limited (“Yunnan Handing”). Yunnan Handing is a limited liability company established in the PRC that is principally engaged in the project investment and management. As at December 31, 2011, its paid up capital was RMB100,000,000 (approximately $15,710,000). Since the Group has the ability to exercise significant influence over the operating and financial policies of Yunnan Handing, the Group uses the equity method of accounting to record its investment.

The summarised financial information in respect of the Group’s equity investment is set out below:

	December 31, 2011	December 31, 2010
Assets
Current assets	$50,003,927	$-
Non-current assets	150,972	-
	50,154,899	-
Liabilities
Current liabilities	(34,588,871)	-
Net assets	15,566,028	-

Income	76,632	-
Expense	(218,154)	-
Loss for the year	$(141,522)	$-

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

12	DEPOSITS TO NEWSPAPERS

	December 31, 2011	December 31, 2010
Deposits to newspaper publishers
- Non-current	$14,453,137	$13,914,080
- Current	2,134,613	2,930,550
	$16,587,750	$16,844,630

As at December 31, 2011, deposits to newspaper publishers represent cash paid by the Group to three (2010: three) metropolitan newspaper publishers in the PRC pursuant to exclusive agreements between the Group and newspaper publishers. Under the terms of the agreements, the Group has obtained the exclusive rights to sell advertising space of the respective newspapers for a fixed term of 7 to 30 years and it has to place specified amount of cash to the newspaper publishers. The cash held by the newspaper publishers will be repayable to the Group upon the expiry of the agreements. The Group assesses the recoverable amount of the deposits on each balance sheet date and the carrying values of these amounts are written down immediately to their recoverable amounts if recoverable amounts are less than the carrying values.

There can be no assurance that the Group will be able to recover the deposits through the sale of the advertising spaces in the relevant newspapers or from provision of the advertising services. Any such recovery is subject to market conditions, cooperation with the newspaper partners and other factors beyond the Group’s control and may only happen after several years of operations if at all.

As at December 31, 2011, included in current portion of deposits to newspaper publishers were deposits made to Shenyang Evening News pursuant to the exclusive advertising agreement between the Group and Shenyang Evening News of RMB10,000,000 (approximately $1,571,000). The exclusive advertising agreement between the Group and Shenyang Evening News was terminated unilaterally by Shenyang Evening News on July 26, 2011. The directors have reviewed the recoverability of such deposit, including consideration of the probable outcome of the litigation between the Group and Shenyang Evening News and its ability to enforce court decision to collect the amount, and has determined these amounts are recoverable as at December 31, 2011. Details of the litigation with Shenyang Evening News are disclosed in Note 32.

13	DEPOSITS FOR MARKETING AND PROMOTION PROJECTS

	December 31, 2011	December 31, 2010
Deposits for marketing and promotion projects
- Non-current	$28,670,626	$-
- Current	2,749,238	-
	$31,419,864	$-

As at December 31, 2011, deposits for marketing and promotion projects represent cash paid by the Group to three (2010: Nil) commercial customers in the PRC in relation to exclusive marketing and promotion services agreements between the Group and the customers. Pursuant to these agreements, the Group has obtained rights as the sole marketing and promotion services provider for certain real estate development projects owned by these customers for terms that ranged within 3 years or throughout the selling period of the real estate development projects. In return, the Group has to place specific amount of upfront deposits to the customers for the exclusive rights. These deposits will, amongst other terms and conditions, be repayable to the Group in equal instalments throughout the term of the respective contracts or upon the expiry of the agreements. The Group assesses the recoverable amount of the deposits at each balance sheet date and the carrying values of these amounts are written down immediately to their recoverable amounts if recoverable amounts are less than the carrying values.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

14	PREPAYMENT FOR LONG-TERM INVESTMENT

As at 31 December 2011, prepayment for long term investments represents cash paid by the Group to two (2010: one) metropolitan newspaper publishers in the PRC in relation to the potential establishment of jointly controlled entities with these metropolitan newspaper publishers. Mutual agreements were reached between the Group and the metropolitan newspaper publishers such that the prepayments will become refundable upon the earlier of the termination of the plan to establish the jointly controlled entities and December 31, 2012 which is the target date to complete the potential investments.

15	GOODWILL

Addition to goodwill during the year ended December 31, 2011 was related to the acquisition of business from Fuzhou H-Band Estate Marketing and Planning Company Limited (“Fuzhou H-Band”) on July 10, 2011. Please refer to Note 31 for details of the acquisition.

As at December 31, 2011, management of the Group determined that the goodwill had not impaired.

16	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31, 2011		December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Computer software	$543,864	$(229,871)	$391,258	$(132,033)
Customer relationships	2,529,299	(719,554)	-	-
Non-compete agreements	1,806,642	(401,476)	-	-
Trademarks and licenses	1,633,833	(160,585)	-	-
Website development cost	1,473,252	(233,107)	469,752	(94,055)
Total intangible assets	$7,986,890	$(1,744,593)	$861,010	$(226,088)

Intangible assets of approximately $5,657,000 were acquired by the Group on acquisition of business from Fuzhou H-Band on July 10, 2011. These include computer software, customer relationships, non-compete agreements, trademarks and licenses and website development cost of $119,000, $2,243,000, $1,454,000, $1,779,000 and $62,000 respectively.

Amortization for the years ended December 31, 2011, 2010 and 2009 amounted to $1,484,623, $88,668 and $134,384 respectively. Management determined that there was no impairment charge for the years ended December 31, 2011, 2010 and 2009.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

16	INTANIGBLE ASSETS, NET - CONTINUED

Estimated amortization expense at December 31, 2011 for each of the five succeeding years is as follows:

Year ending December 31,
2012	$2,054,233
2013	1,903,240
2014	587,405
2015	362,332
2016	362,332
$5,269,542

17	BORROWINGS

Borrowings consist of the following:

	December 31, 2011	December 31, 2010

China Merchants Bank (a)	$7,383,668	$7,562,000
Other loans (b)	397,161	696,693
	$7,780,829	$8,258,693

Reported as:	December 31, 2011	December 31, 2010

Short-term borrowings	$7,622,702	$7,836,930
Long-term borrowings	158,127	421,763
	$7,780,829	$8,258,693

(a)	The loan was due within one year and was used to finance daily operations. The weighted average effective interest rate applicable to the loan interest was approximately 6% per annum (2010: 5.6% per annum). The loans are secured by a property of the Group.

(b)	The amount represented a loan financing arrangement raised by a subsidiary for acquiring a printing machinery with an interest rate of 5.85%. Included in the loan was $158,127 to be repaid after one year.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

18	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31, 2011	December 31, 2010

Accrued utility expenses and other liabilities	$195,266	$358,824
Accrued salaries and welfare	1,167,962	676,800
Value added tax and other taxes payable	4,409,132	4,434,815
Other payables
- IPO commission payable (a)	-	4,033,848
- Professional and consultancy fees (b)	390,620	5,080,282
- Deposits received (c)	650,973	650,181
- Advances from third parties (d)	4,227,083	4,069,431
- Others	1,331,547	1,158,074

	$12,372,583	$20,462,255

(a)	The amount represented the offering commission due to CCB International Asset Management Limited.

(b)	Included the unpaid professional and consultancy fees in course of ShiFang’s initial public offering.

(c)	Deposits from customers to guarantee advertising volume. Such deposits are interest free and refundable upon termination of the advertising contracts. Deposits will be retained only if the desired volume is not reached at the termination of the contract. Contract period is usually one year or less.

(d)	Advances from unrelated third parties were used to fund daily operations and were due within one year.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

19	DUE TO RELATED PARTIES

Due to related parties consists of the following:

	December 31,	December 31,
	2011	2010

Chen Zhi (a)	$712,615	$393,384
Chen Min (a)	78,140	50,081
Hong Peifeng (a)	205,748	600,583
Wang Jingfeng (a)	78,140	50,081
Zhang Tiezhu (a)	418,578	204,446
Michael W. Zhang (a)	78,140	50,081
Shenzhen Zhongke Hongyi Venture Investment	2,070,807	2,123,703
Management Co., Ltd. (b)
Topbig International Development Ltd. (c)	24,772	23,848
Fujian ShiFang Digital Technology Co., Ltd. (c)	821	8,957
Fuzhou Development Zone Xuanye Industry & Trade Co., Ltd. (d)	48,893	47,069
Fujian JinDi Mining Co., Ltd. (c)	1,526	1,469
Fujian Lanting Network Technology Holding Co., Ltd. (e)	10,777,013	-
Key management of the Group	212,981	12,148

	$14,708,174	$3,565,850

(a)	All are directors of the Company.
(b)	The company is controlled by a director of the Company.
(c)	Chen Zhi is the beneficial owner of these companies.
(d)	The company is controlled by a close family member of a director of the Company.
(e)	The advance from a non-controlling shareholder of a subsidiary which is unsecured, interest-free, without fixed repayment term and repayable upon mutual agreement between the Group and the non-controlling shareholder.

Except for (e) which is classified as non-current liabilities, the amounts due to other related parties are unsecured, interest free and repayable on demand.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

20	EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of shares of common stocks outstanding during the period. Diluted earnings per share is computed on the basis of weighted average number of shares of common stocks plus the effect of dilutive potential common shares outstanding during the period. The components of basic and diluted earnings per share are as follows:

	For The Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009

Net income attributable to common shareholders	$2,409,785	$11,749,166	$17,437,983

Basic weighted average outstanding shares of common shares	14,912,847	15,321,170	16,285,126
Dilutive effect of warrants	-	-	1,465,539
Dilutive weighted average outstanding shares	14,912,847	15,321,170	17,750,665

Earnings per share
Basic	$0.16	$0.77	1.07

Diluted	$0.16	$0.77	0.98

During the reporting period, the purchase options granted to the underwriters were not included in the computation of diluted earnings per shares because they were anti-dilutive.

A total of 7,500,000 Earn-out shares issued to OMH’s shareholders in 2010 have been included in the computation of the basic and diluted earnings per share to retroactively reflect the effect of the recapitalization.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

21	SIGNIFICANT CONCENTRATIONS

Financial instruments which potentially expose the Group to concentrations of credit risk, is cash, accounts receivable and other receivable as of December 31, 2011 and 2010. The Group performs ongoing evaluations of its cash position and credit evaluations of customers to ensure sound collections and minimize credit losses exposure.

Sales and vendor concentrations

For the years ended December 31, 2011, 2010 and 2009, respectively, all of the Group’s sales were generated within the PRC. In addition, all accounts receivable as of December 31, 2011 and 2010 are from entities within the PRC.

For the years ended December 31, 2011, 2010 and 2009, there were no customers that accounted for 10% or more of the Group’s revenue.

For the years ended December 31, 2011, 2010 and 2009, there were three vendors that accounted for 10% or more of the Group’s cost of revenue, which is summarized in the following:

	For the Year Ended December 31,
	2011		2010		2009
Major Vendors	Purchase	Percentage of Total Cost of Revenue	Purchase	Percentage of Total Cost of Revenue	Purchase	Percentage of Total Cost of Revenue

Lifestyle Express	8,210,960	20.23%	6,332,534	15.66%	6,018,610	16.53%

South East Express	7,847,104	19.33%	8,759,036	21.66%	6,565,947	18.03%

Shenyang Evening News	6,025,492	14.84%	$10,063,307	24.88%	$10,119,951	27.79%

Total	$22,083,556	54.40%	$25,154,877	62.20%	$22,704,508	62.35%

22	RELATED PARTY TRANSACTIONS

	For The Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009

Revenue from related companies:
Companies controlled by a close family member of a director	$-	$-	$232,426
Company controlled by a member of key management of the Group	-	150,927	428,452
Company controlled by the Chief Executive Officer of the Company	-	436,553	305,077
	$-	$587,480	$965,955

Except for the above sales to related companies, the Group had no other significant related party transactions.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

23	SHAREHOLDERS’ EQUITY

Preferred shares

As of December 31, 2011 and 2010, no shares are issued and outstanding.

Ordinary shares

As of December 31, 2011 and 2010, 14,912,847 shares were issued and outstanding.

During the year of 2010, the Company undertook the following transactions:

(i)	On June 23, 2010, the Company awarded 300,000 ordinary shares to a senior executive as compensation. The shares were valued at $3.5 each totalling $1,050,000.

Pursuant to the restructuring agreement dated January 14, 2010 and prior to the consummation of the Private Placement, Topbig International, Blazing Sun and Keep Profit transferred 955,748, 352,526 and 469,938 ordinary shares (totalling 1,778,212 ordinary shares) to Dragon Soar Limited (“Dragon Soar”, a wholly-owned subsidiary of the Company) in return for 20% shareholding in ShiFang. The terms of this share exchange were determined and agreed among the company, Topbig, Blazing Sun and Keep Profit taking into account, among other things, the additional risk assumed by these three shareholders in providing collaterals to facilitate the consummation of the Private Placement and the reduced liquidity of unlisted ShiFang shares as compared to listed Company’s shares. The 1,778,212 shares of the Company held by Dragon Soar were forfeitted and cancelled on April 24, 2010.

(ii)	As detailed in Note 1, the Company issued 5,500,000 shares out of the 9,500,000 Earn-out Shares to OMH shareholders on February 12, 2010. The Company has also issued the year 2009 and 2010 Earn-out Shares of 2,000,000 to the other OMH shareholders who did not provide additional collateral during the Private Placement on April 24, 2010. These 7,500,000 shares issued have been included in the computation of basic and diluted EPS to retroactively reflect the effect of the change in capital structure. The 5,500,000 and 2,000,000 shares were valued at $3 and $5 each respectively at the date of issue and a total of $26,500,000 was accounted for in the equity as stock dividends.

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

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

23	SHAREHOLDERS’ EQUITY - CONTINUED

Warrants - Continued

Number of warrants balance outstanding is as follows:

	Number of warrants
Series of warrants	December 31, 2011	December 31, 2010	Exercise price	Contractual term	Expiration Date
Warrants	-	5,013,500	$6	4 years	January 23, 2011
Founding Director Warrants	-	900,000	$6	4 years	January 23, 2011
	-	5,913,500

The warrants were expired and unexercised on January 23, 2011.

Purchase options

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

The Company valued the stock options by the Black Scholes model with the following assumptions:

Number of Options Issued	Expected Term	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Grant Date Fair Value
315,000	5	48.3%	0%	5.093%	$958,671

The options were expired and unexercised on January 23, 2011.

24	PENSION AND EMPLOYEE BENEFITS

Full time employees of the Company’s PRC subsidiary participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. Costs for pension and employee benefits for the years ended December 31, 2011, 2010 and 2009 were $1,081,179, $521,739 and $608,222, respectively.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

25	OTHER INCOME

	For The Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009

The amount represented the following:

Sales of newsprint papers	$73,074	$214,072	$252,014
Sale of scrap materials	439,656	398,637	253,475
Government grants	784,529	633,363	284,319
Sundries	259,595	168,918	239,124
	$1,556,854	$1,414,990	$1,028,932

26	SEGMENT REPORTING

Management considers the Group to have one business segment, consisting of the Publishing and Advertising Business. The information presented in the consolidated statements of operations reflects the revenues and costs associated with this business segment that management uses to make operating decisions and assess performance. Also, it reviewed by the executive directors that are used to make strategic decisions.

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

27	INCOME TAXES

Cayman Islands

China TopReach and ShiFang, being incorporated in the Cayman Islands as an exempted company, are not subject to any income tax in the Cayman Islands.

Hong Kong

Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profit for the years ended 31 December 2011, 2010 and 2009. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group company operates.

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

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

27	INCOME TAXES – CONTINUED

People’s Republic of China – Continued

Fuzhou HongXinTu Printing Co., Ltd. (“Fuzhou HongXinTu”) was qualified as a manufacturing foreign enterprise, and was entitled to Foreign Enterprise Income Tax (“FEIT”) holiday of two year exemption plus three year half reduction since 2007 provided that it would operate for more than 10 years. In addition, as Fuzhou HongXinTu located in Fuzhou Economic Development Zone, the tax rate would gradually be increased from 18% to 25% over a period of 5 years. The applicable tax rate of Fuzhou HongXinTu for the year ended 31 December 2011 was 12% (2010: 11%). Shifang YaQi Culture Communication (Xiamen) Co., Ltd. (“ShiFang YaQi”) was entitled to the grandfathering treatment where the applicable CIT rate phased-in from 18% to 25% over a period of 5 years through 2012. The applicable tax rate of Shifang YaQi for year ended 31 December 2011 was 24% (2010: 22%). Based on the certificate dated 30 December 2008, Xiamen Duke Information Science & Technology Co., Ltd. (“Xiamen Duke”) was granted the qualification as a software production enterprise, and was entitled to FEIT holiday of two year exemption plus three year half reduction since 2008. In addition, Xiamen Duke was located in the High technology Development Zone, the tax rate would gradually be increased from 18% to 25% over a period of 5 years. The applicable tax rate of Xiamen Duke for year ended 31 December 2011 was 12% (2010: 15%).

All of the Group’s income is generated in the PRC. The Group’s income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof.

The income tax expenses recognized are as follows:

	For The Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009

Current Income tax	3,900,216	3,593,249	3,611,619
Deferred income tax	(269,757)	-	-
Income tax expense	$3,630,459	$3,593,249	$3,611,619

A reconciliation of the income tax expense is as follows:-

	For The Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009

Income before tax	$11,560,877	$25,015,096	$21,053,189
Expected tax (25%)	2,890,219	6,253,774	5,263,297
Tax effect of expenses not deductible for tax purposes	1,592,291	82,176	112,082
Tax effect of revenue not taxable for tax purposes	(164,119)	(56,801)	(3,395)
Tax effect of tax losses not recognized	994,270	215,695	(120,551)
Tax exempted entities	(1,449,954)	(2,952,052)	(1,645,089)
(Over)/under provision in previous year	(232,248)	50,457	5,275
Income tax expense	$3,630,459	$3,593,249	$3,611,619

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

The tax effect of temporary differences that give rise to the deferred income tax liabilities as of December 31, 2011 is presented below:

	December 31,	December 31,
	2011	2010

Deferred income tax liabilities:
Intangible assets through acquisition of business (Note 31)	$1,161,974	$-

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

28	CHANGES IN OWNERSHIP INTEREST OF SHIFANG

As a result of the reorganization and spin-off and separate listing of ShiFang in 2010 as mentioned in Note 1, the Company’s equity interests in ShiFang were diluted. The Company’s interest was firstly reduced from 100% to 58.27% after the Private Placement of ShiFang shares in February 2010, and the interest was further reduced to 43.71% when ShiFang was listed on the Main Board of The Stock Exchange of Hong Kong Limited in December 2010. The Group raised proceeds of approximately $35,000,000 and $71,564,000 from the Private Placement and global offering of ShiFang shares, respectively. This change in the Company’s ownership interest in ShiFang did not result in a loss of control and accounted for as an equity transaction in accordance with Accounting Standards Update (ASU) 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification.

Net income attributable to China TopReach Inc. and Transfers to the non-controlling interests

December 31, 2010

Net income attributable to China TopReach Inc.	$11,749,166

Transfer from the non-controlling interests after the private placement	2,999,060
Transfer from the non-controlling interests after the initial public offering of ShiFang shares	17,798,412
Net transfers from non-controlling interests	20,797,472

Change from net income attributable to China TopReach Inc. and transfers from non-controlling interests	$32,546,638

During the year ended December 31, 2011, Shifang repurchased 12,223,000 of its own shares on the Hong Kong Stock Exchange. The total amount paid to repurchase the shares was HK$12,764,000, equivalent to $1,622,700 and the repurchased shares were subsequently cancelled. As a result of the share repurchases, the Company’s interests in Shifang was increased from 43.71% to 44.45%. The transfer from the non-controlling interests to shareholders of the Company after the share repurchases amounted to $1,237,927.

29	OPERATING LEASE COMMITMENT

Total future minimum lease payments under non-cancelable operating leases are as follows:

December 31, 2011
Year ended December 31
2012	$589,663
2013	456,569
2014	420,043
2015	380,589
2016	308,189
Over 5 years	723,120
$2,878,173

The Group has entered into certain leasing arrangements relating to the lease of office premises. The offices and facilities are located in numerous cities in China and the headquarter is located in Fuzhou City, Fujian Province.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

30	SHARE BASED PAYMENT

(a)	Share options issued by the Company

A resolution has been passed by the board of the directors on June 23, 2010 that the Company would award 300,000 ordinary shares to a senior executive effective immediately.

(b)	Pre-IPO Share Option Scheme by ShiFang

Pursuant to a resolution in writing passed by all the shareholders of ShiFang on February 26, 2010, ShiFang conditionally approved and adopted a Pre-IPO Option Scheme (the “Pre-IPO Option Scheme”). By the same resolution, ShiFang granted 27,456,156 share options to its directors and employees which are exercisable under the following terms:

(i)	The exercise price of the option should not be less than 100% of the fair market value of the shares of the shares as at the grant date as determined by valuer appointed by ShiFang.

(ii)	40% of total options granted become exercisable a year after grant date, another 30% also become exercisable 2 years after grant date and remaining 30% become exercisable 3 years after grant date.

The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense, with a corresponding adjustment to equity-based compensation reserves, over the vesting period. At the end of each reporting period, ShiFang revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity. For the year ended December 31, 2011, the equity-based compensation expenses amounted to $842,106 (2010: $795,977; 2009: nil).

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

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

30	SHARE BASED PAYMENT – CONTINUED

(c)	Share Option Scheme of ShiFang (Continued)

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

(ii)	the average of the closing prices of the shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date on which such offer is made; and

the nominal value of shares of ShiFang. The total number of Shifang shares in respect of which options may be granted under the Share Option Scheme is not permitted to exceed 10% of the total number of shares in issue as at the Listing Date, 73,216,512 Shares, without prior approval from the shareholders of ShiFang. The maximum number of shares which may be issued upon exercise of all outstanding options granted, and yet to be exercised, under the Share Option Scheme and any other share option schemes of ShiFang must not exceed 30% of the issued share capital of ShiFang from time to time. The total number of shares issued and to be issued upon exercise of all options granted under the Share Option Scheme to each Eligible Person (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of issued shares of ShiFang. Any further grant of share options in excess of this limit is subject to shareholders’ approval in a general meeting. Share options granted to a director, chief executive or substantial shareholder of ShiFang, or to any of their associates, are subject to approval in advance by the independent non-executive directors of ShiFang. In addition, if shares issued and to be issued upon exercise of all options granted under the Share Option Scheme (including options exercised, cancelled and outstanding) to a participant who is a substantial shareholder or an independent nonexecutive director of ShiFang, or any of their associates, in any 12-month period (i) represent in aggregate more than 0.1% of the total number of shares in issue, and (ii) have an aggregate value, based on the closing price of the shares of ShiFang at the date of each grant, in excess of HK$5,000,000 (approximately $645,000), the proposed grant of option must be approved by the shareholders of ShiFang in a general meeting. The amount payable on acceptance of an option is RMB1.00. The exercise period of any option granted under the Share Option Scheme shall not be longer than 10 years from the date of grant of the relevant option. There is no minimum period for which an option must be held before the exercise of the option except otherwise imposed by the board of Directors. As at 31 December 2011, no share option had been granted under the Share Option Scheme.

CHINA TOPREACH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

31	BUSINESS COMBINATION

On July 10, 2011, the Group acquired the real estate marketing and planning business from Fuzhou Haobang Real Estate Marketing and Consulting Co., Ltd. at a consideration of RMB 40,000,000 (approximately $6,188,000).

The transaction was accounted for as accounted for as a business combination using the purchase method of accounting and the results of the business operations have been included in the Group’s consolidated financial statements from the acquisition date of July 10, 2011. The purchase price allocation of the transaction were determined by the Group with the assistance of an independent valuation firm in the PRC, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition is as follows:

December 31, 2011
Intangible assets acquired:
- Computer software	$119,000
- Customer relationships	2,243,000
- Non-compete agreements	1,454,000
- Trademarks and licenses	1,779,000
- Website development cost	62,000
Goodwill	1,945,000
Deferred tax liabilities	(1,414,000)
Total consideration	$6,188,000

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise the assembled work force and the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The revenue and profit included in the consolidated statement of operations since July 10, 2011 contributed by acquired business was $2,758,000 and $1,508,000 respectively. Had the above acquisition taken place on January 1, 2011, the consolidated statement of operations would show revenue of $84,440,000 and profit of $10,598,000.

32	CONTINGENT LIABILITIES

On July 26, 2011, Shenyang Media Corporation, one of the Group’s partners under a comprehensive cooperation contract, unilaterally terminated the contract with the Group.

Shenyang Media Corporation initiated civil action against the Group on October 25, 2011 through the Shenyang Intermediate People’s Court in Liaoning Province (“Intermediate People’s Court”), where Shenyang Media Corporation claimed the Group for a total sum of RMB 17,329,000 (approximately $2,722,000), being the outstanding advertising fee payable by the Group as at July 26, 2011 under the comprehensive cooperation contract between the Group and Shenyang Media Corporation and all legal costs in relation to the litigation.

On December 22, 2011, the Group issued a civil writ to the Higher People’s Court of Liaoning Province (the “Higher People’s Court”) in the PRC against Shenyang Daily Agency and Shenyang Media Corporation, pursuant to which the Group claimed Shenyang Daily Agency and Shenyang Media Corporation for a total sum of RMB105,579,352 (approximately $16,586,000), being the outstanding advertising fees payable by the Shenyang Daily Agency and Shenyang Media Corporation to the Group under their comprehensive cooperation contract with the Group together with all the legal costs the Group incurred in relation to such litigation.

On March 8, 2012, the Group has received a civil judgment issued by the Higher People’s Court in relation to the civil writ issued on December 22, 2011, pursuant to which the Higher People’s Court decided to refer the case to the Intermediate People’s Court. On March 13, 2012, the Group has lodged an appeal to the Supreme People’s Court of the PRC (the “Supreme People’s Court”) to request the Supreme People’s Court to overrule the Higher People’s Court’s decision and order that the case shall remain to be heard in the Higher People’s Court pursuant to the PRC law.

No provision for loss has been made in respect of the litigation between the Group, Shenyang Daily Agency and Shenyang Media Corporation, as at December 31, 2011, as management, having considered all available facts and circumstances and legal advice from the Group’s external legal counsel, has determined that these claims would not result in an outflow of economic benefits from the Group.

33	SUBSEQUENT EVENTS

On January 9, 2012, the Group has paid a total amount of RMB100,000,000 (approximately $15,710,000) as additional investment cost toYunnan HanDing Investment Co., Ltd.

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

Dated: April 30, 2012

-65-